   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1997

                                                      REGISTRATION NO. 333-19335
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                           NEWMONT MINING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

       DELAWARE                       1041                   13-1806811
   (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
   JURISDICTION OF        CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
   INCORPORATION OR
    ORGANIZATION)

                              1700 LINCOLN STREET
                             DENVER, COLORADO 80203
                                 (303) 863-7414
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TIMOTHY J. SCHMITT
                           NEWMONT MINING CORPORATION
                              1700 LINCOLN STREET
                             DENVER, COLORADO 80203
                                 (303) 863-7414
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

    WAYNE JARKE      MAUREEN BRUNDAGE      DANIEL A. NEFF    PETER ALLAN ATKINS
 SANTA FE PACIFIC      WHITE & CASE         DAVID A. KATZ     RICHARD D. PRITZ
 GOLD CORPORATION   1155 AVENUE OF THE    WACHTELL, LIPTON,    SKADDEN, ARPS,
                         AMERICAS           ROSEN & KATZ      SLATE, MEAGHER &
6200UPTOWN BOULEVARD NE                                           FLOM LLP
       SUITE 400
                    NEW YORK, NEW YORK      51 WEST 52ND
 ALBUQUERQUE, NEW          10036               STREET         919 THIRD AVENUE
MEXICO 87110 (505)    (212) 819-8200     NEW YORK, NEW YORK  NEW YORK, NEW YORK
     880-5300                                   10019         10022 (212) 735-
                                          (212) 403-1000            3000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                [SANTA FE PACIFIC GOLD CORPORATION LETTERHEAD]


                                                              April  , 1997

Dear Stockholder:

  The Board of Directors cordially invites you to attend a Special Meeting of Stockholders of Santa Fe Pacific Gold Corporation to be held at 10:00 a.m., local time, on May 5, 1997, at The Albuquerque Marriott Hotel, 2101 Louisiana Boulevard, N.E., Albuquerque, New Mexico 87110, relating to the proposed combination of our company with Newmont Mining Corporation.

  At this important Special Meeting, you will be asked to vote upon a proposal to approve and adopt the merger agreement, dated as of March 10, 1997, between Newmont Mining and Santa Fe providing for a merger in which Santa Fe will become a wholly owned subsidiary of Newmont Mining and each of your Santa Fe shares will be converted into the right to receive 0.43 of a share of Newmont Mining common stock (the "Exchange Ratio"). It is expected that the receipt of Newmont Mining common stock in the merger will be tax-free for U.S. Federal income tax purposes.

  Upon consummation of the merger, the Board of Directors of Newmont Mining will consist of 15 directors, including five individuals selected from a list submitted by the Santa Fe Board of Directors. In addition, Santa Fe stockholders will hold approximately 36% of the outstanding Newmont Mining common stock following the merger.

  The Santa Fe Board of Directors has carefully considered the terms and conditions of the proposed merger. In addition, SBC Warburg Inc. has advised the Board of Directors that, as of March 10, 1997, the Exchange Ratio is fair, from a financial point of view, to Santa Fe's stockholders. A full copy of such opinion, which sets forth a description of the assumptions made, matters considered and limits of its review, is attached as Appendix B to the accompanying Joint Proxy Statement/Prospectus.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, SANTA FE AND THE SANTA FE STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT SANTA FE STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  In view of the importance of the action to be taken at this important Special Meeting of Santa Fe stockholders, we urge you to review carefully the accompanying Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus, including the appendices thereto, which also include information on Newmont Mining and Santa Fe. Whether or not you expect to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it as promptly as possible.

  We are excited about the opportunities created by the combination of Santa Fe and Newmont Mining. We believe this combination will result in a larger, more diverse and efficient company that, through unparalleled technology and exploration capabilities as well as premier land and resource holdings, will be well-positioned to capitalize on opportunities for future growth. We strongly recommend that you support this proposal.

                                          Very truly yours,

                                          Patrick M. James
                                          Chairman, PresidentChief Executive
                                          Officer

                       SANTA FE PACIFIC GOLD CORPORATION
                      6200 UPTOWN BOULEVARD NE, SUITE 400
                         ALBUQUERQUE, NEW MEXICO 87110

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON MAY 5, 1997

TO THE STOCKHOLDERS OF SANTA FE PACIFIC GOLD CORPORATION:

  Notice is hereby given that a Special Meeting of Stockholders (the "Santa Fe Special Meeting") of Santa Fe Pacific Gold Corporation, a Delaware corporation ("Santa Fe"), will be held at 10:00 a.m., local time, on May 5, 1997, at The Albuquerque Marriott Hotel, 2101 Louisiana Boulevard, N.E., Albuquerque, New Mexico 87110, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 10, 1997 (the "Merger Agreement"), among Newmont Mining Corporation ("Newmont Mining"), Midtown Two Corp., a wholly owned subsidiary of Newmont Mining ("Sub"), and Santa Fe, pursuant to which, among other things, (i) Sub will be merged with and into Santa Fe (the "Merger") and Santa Fe will become a wholly owned subsidiary of Newmont Mining and (ii) each outstanding share of Santa Fe common stock, par value $0.01 per share ("Santa Fe Common Stock"), will be converted into the right to receive 0.43 of a share of Newmont Mining common stock, par value $1.60 per share ("Newmont Mining Common Stock"). A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

    2. To transact such other business as may properly come before the Santa Fe Special Meeting or any adjournments or postponements thereof.

  The Board of Directors has fixed the close of business on March 26, 1997, as the record date for determining the holders of shares of Santa Fe Common Stock entitled to receive notice of, and to vote at, the Santa Fe Special Meeting and any adjournments thereof (the "Record Date"). Only the holders of record of shares of Santa Fe Common Stock as of the Record Date are entitled to vote at the Santa Fe Special Meeting or any adjournments or postponements thereof.

  The approval and adoption of the Merger Agreement requires the affirmative vote of the holders of record of a majority of the shares of Santa Fe Common Stock outstanding on the Record Date.

  Information regarding the Merger and related matters is contained in the accompanying Joint Proxy Statement/Prospectus and the appendices thereto, which are incorporated by reference herein and form a part of this Notice.

  A complete list of stockholders of Santa Fe will be open for examination by any stockholder of Santa Fe, for any purpose germane to the Santa Fe Special Meeting, during ordinary business hours, for a period of at least 10 days prior to the Santa Fe Special Meeting, at the headquarters of Santa Fe listed above.

  All stockholders are cordially invited to attend the Santa Fe Special Meeting in person. It is important that your shares of Santa Fe Common Stock are represented at the Santa Fe Special Meeting regardless of the number of shares you hold. TO ENSURE THAT YOU ARE REPRESENTED AT THE SANTA FE SPECIAL MEETING, PLEASE FILL IN, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, using the return envelope which requires no postage if mailed in the United States. Your early attention to the proxy will be greatly appreciated because it will reduce the cost Santa Fe incurs in obtaining voting instructions from its stockholders.

  Prior to the voting of the proxy at the Santa Fe Special Meeting, any person giving a proxy has the power to revoke it at any time, and stockholders who are present at the Santa Fe Special Meeting may withdraw their proxies and vote in person.

  THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, SANTA FE AND THE SANTA FE STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          Wayne Jarke
                                          Secretary

April  , 1997

  DO NOT SEND YOUR STOCK CERTIFICATE TO SANTA FE WITH YOUR PROXY. AFTER THE MERGER IS CONSUMMATED YOU WILL RECEIVE A LETTER CONTAINING INSTRUCTIONS FOR THE SURRENDER OF YOUR SANTA FE STOCK CERTIFICATE IN EXCHANGE FOR A NEWMONT MINING STOCK CERTIFICATE.

  YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

                          NEWMONT MINING CORPORATION
                              1700 LINCOLN STREET
                            DENVER, COLORADO 80203

                                (303) 863-7414

Dear Stockholder:                                             April  ,1997

  The Board of Directors cordially invites you to attend the Annual Meeting of Stockholders of Newmont Mining Corporation to be held at 11:30 a.m., local time, on May 5, 1997, at The Forum, Norwest Bank Lobby, 1740 Broadway, Denver, Colorado 80274, relating to the election of directors and other matters in connection with the proposed merger of our company with Santa Fe Pacific Gold Corporation.

  At this important Annual Meeting, you will be asked to (i) elect the nominated directors, (ii) approve an amendment to Newmont Mining's Restated Certificate of Incorporation to increase the authorized number of shares of Newmont Mining common stock from 120,000,000 to 250,000,000, and (iii) authorize the issuance of shares of Newmont Mining common stock to stockholders of Santa Fe pursuant to the merger agreement between Newmont Mining and Santa Fe. In the proposed merger, each outstanding share of Santa Fe common stock will be converted into the right to receive 0.43 of a share of Newmont Mining common stock (the "Exchange Ratio"). Approval by the Newmont Mining stockholders of the amendment to Newmont Mining's Restated Certificate of Incorporation and the issuance of the shares of Newmont Mining's common stock in the merger are conditions to the merger.

  Your Board of Directors has carefully considered the terms and conditions of the proposed merger and has unanimously determined that the terms of the merger agreement between Santa Fe and Newmont Mining and the transactions contemplated thereby are fair to and in the best interests of the Newmont Mining stockholders and has approved the amendment to Newmont Mining's Restated Certificate of Incorporation. Goldman, Sachs & Co., Newmont Mining's financial advisor, has advised the Board of Directors that, as of the date of the accompanying Joint Proxy Statement/Prospectus, the Exchange Ratio is fair to Newmont Mining. A full copy of such opinion, which sets forth a description of the assumptions made, matters considered and limits of its review, is attached as Appendix C to the accompanying Joint Proxy Statement/Prospectus.

  ACCORDINGLY, THE NEWMONT MINING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NEWMONT MINING STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND NEWMONT MINING'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF NEWMONT MINING COMMON STOCK FROM 120,000,000 TO 250,000,000 AND "FOR" THE PROPOSAL TO ISSUE SHARES OF NEWMONT MINING COMMON STOCK IN THE MERGER. THE NEWMONT MINING BOARD ALSO RECOMMENDS THAT THE NEWMONT MINING STOCKHOLDERS VOTE "FOR" ALL OF THE DIRECTOR NOMINEES.
  In view of the importance of the actions to be taken at this important Annual Meeting of Newmont Mining stockholders, we urge you to review carefully the accompanying Notice of Annual Meeting of Stockholders and the Joint Proxy Statement/Prospectus, including the appendices thereto, which also include information on Newmont Mining and Santa Fe. Whether or not you expect to attend the Annual Meeting, please complete, sign and date the enclosed proxy and return it as promptly as possible.
  We are excited about the opportunities created by the combination of Newmont Mining and Santa Fe. We believe that this combination will result in a larger, more diverse company that, through unparalleled technology and exploration capabilities and premier land and resource holdings, will be well-positioned to capitalize on opportunities for future growth. We strongly recommend that you support these proposals.
                                          Very truly yours,

                                          Ronald C. Cambre
                                          Chairman, Presidentand Chief
                                          Executive Officer

                          NEWMONT MINING CORPORATION
                              1700 LINCOLN STREET
                            DENVER, COLORADO 80203

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON MAY 5, 1997

TO THE STOCKHOLDERS OF NEWMONT MINING CORPORATION:

  Notice is hereby given that the Annual Meeting of Stockholders (the "Newmont Mining Annual Meeting") of Newmont Mining Corporation, a Delaware corporation ("Newmont Mining"), will be held at 11:30 a.m., local time, on May 5, 1997, at The Forum, Norwest Bank Lobby, 1740 Broadway, Denver, Colorado 80274, for the following purposes:

    1. To elect ten directors to serve for a term of one year each.

    2. To consider and vote upon a proposal to amend Newmont Mining's Restated Certificate of Incorporation (the "Newmont Mining Certificate Amendment") to increase the authorized number of shares of Newmont Mining common stock, par value $1.60 per share (the "Newmont Mining Common Stock"), from 120,000,000 to 250,000,000. Upon approval of such amendment, Newmont Mining will have authorized capital of 250,000,000 shares of Newmont Mining Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share. The form of the Newmont Mining Certificate Amendment is attached as Appendix D to the accompanying Joint Proxy Statement/Prospectus.

    3. To consider and vote upon a proposal to authorize the issuance of shares of Newmont Mining Common Stock (the "Share Issuance") to the stockholders of Santa Fe Pacific Gold Corporation ("Santa Fe") pursuant to the Agreement and Plan of Merger, dated as of March 10, 1997 (the "Merger Agreement"), among Newmont Mining, Midtown Two Corp., a wholly owned subsidiary of Newmont Mining ("Sub"), and Santa Fe. Pursuant to the Merger Agreement, among other things, (i) Sub will be merged with and into Santa Fe (the "Merger") and Santa Fe will become a wholly owned subsidiary of Newmont Mining, and (ii) each outstanding share of Santa Fe common stock, par value $0.01 per share ("Santa Fe Common Stock"), will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock. Approval of the Newmont Mining Certificate Amendment is a condition to the Share Issuance.

    4. To transact such other business as may properly come before the Newmont Mining Annual Meeting or any adjournments or postponements thereof.

  Directors will be elected by a favorable vote of a plurality of the shares of Newmont Mining Common Stock present and entitled to vote, in person or by proxy, at the Newmont Mining Annual Meeting. The Newmont Mining Certificate Amendment requires the approval of the holders of a majority of the outstanding shares of Newmont Mining Common Stock. The Share Issuance pursuant to the Merger requires the approval of a majority of the votes cast on such matter, provided that the total vote cast represents more than 50% of the outstanding shares of Newmont Mining Common Stock.

  Information regarding the matters to be acted upon at the Newmont Mining Annual Meeting is contained in the Joint Proxy Statement/Prospectus accompanying this notice. A copy of the Merger Agreement is attached as Appendix A thereto.

  A complete list of stockholders of Newmont Mining will be open for examination by any stockholder of Newmont Mining, for any purpose germane to the Newmont Mining Annual Meeting, during ordinary business hours, for a period of at least 10 days prior to the Newmont Mining Annual Meeting, at the headquarters of Newmont Mining listed above.

  Only holders of the Newmont Mining Common Stock of record at the close of business on March 26, 1997 are entitled to vote at the Newmont Mining Annual Meeting or any adjournments or postponements thereof.

  All stockholders are cordially invited to attend the Newmont Mining Annual Meeting in person. It is important that your shares of Newmont Mining Common Stock be represented at the Newmont Mining Annual Meeting regardless of the number of shares you hold. TO ENSURE THAT YOU ARE REPRESENTED AT THE NEWMONT MINING ANNUAL MEETING, PLEASE FILL IN, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, using the return envelope which requires no postage if mailed in the U.S. Your early attention to the proxy will be greatly appreciated because it will reduce the cost Newmont Mining incurs in obtaining voting instructions from its stockholders. Prior to the voting of the proxy at the Newmont Mining Annual Meeting, any person giving a proxy has the power to revoke it at any time, and stockholders who are present at the Newmont Mining Annual Meeting may withdraw their proxies and vote in person.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE (I) "FOR" ALL OF THE DIRECTOR NOMINEES; (II) "FOR" THE NEWMONT MINING CERTIFICATE AMENDMENT; AND (III) "FOR" THE SHARE ISSUANCE.

                                          By Order of the Board of Directors,

                                          Timothy J. Schmitt
                                          Secretary

April    , 1997

  YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL NOT CONSTITUTE + +AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE + +ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION + +OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE +
+SECURITIES LAWS OF ANY SUCH STATE.                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 1, 1997

                           NEWMONT MINING CORPORATION
                                      AND
                       SANTA FE PACIFIC GOLD CORPORATION
                        JOINT PROXY STATEMENT/PROSPECTUS
                                      FOR
                       THE ANNUAL MEETING OF STOCKHOLDERS
                         OF NEWMONT MINING CORPORATION

                         TO BE HELD ON MAY 5, 1997
                                      AND
                      THE SPECIAL MEETING OF STOCKHOLDERS
                      OF SANTA FE PACIFIC GOLD CORPORATION

                         TO BE HELD ON MAY 5, 1997

  This Joint Proxy Statement/Prospectus (including the Appendices attached hereto, the "Joint Proxy Statement/Prospectus") is being furnished to the stockholders of Newmont Mining Corporation ("Newmont Mining") and to the stockholders of Santa Fe Pacific Gold Corporation ("Santa Fe") in connection with the solicitation of proxies by the Board of Directors of Newmont Mining (the "Newmont Mining Board") for use at the annual meeting of its stockholders to be held on May 5, 1997 or any adjournments or postponements thereof (the "Newmont Mining Annual Meeting") and by the Board of Directors of Santa Fe (the "Santa Fe Board") for use at a special meeting of its stockholders to be held on May 5, 1997 or any adjournments or postponements thereof (the "Santa Fe Special Meeting").

  This Joint Proxy Statement/Prospectus relates to a proposed combination of Newmont Mining and Santa Fe as contemplated by the Agreement and Plan of Merger, dated as of March 10, 1997 (the "Merger Agreement"), among Newmont Mining, Midtown Two Corp., a wholly owned subsidiary of Newmont Mining ("Sub"), and Santa Fe, pursuant to which Sub will be merged with and into Santa Fe (the "Merger"), Santa Fe will become a wholly owned subsidiary of Newmont Mining and each outstanding share of Santa Fe common stock, par value $0.01 per share ("Santa Fe Common Stock"), will be converted into the right to receive 0.43 of a share (the "Exchange Ratio") of Newmont Mining common stock, par value $1.60 per share ("Newmont Mining Common Stock"). Shares of Newmont Mining Common Stock to be issued pursuant to the Merger Agreement will include the related
(i) equal value rights (the "Newmont Mining Equal Value Rights") provided for in the Equal Value Rights Agreement, dated as of September 23, 1987, as amended, between Newmont Mining and The Chase Manhattan Bank, as successor Rights Agent (the "Newmont Mining Equal Value Rights Agreement") and (ii) preferred share purchase rights (the "Newmont Mining Share Purchase Rights") provided for in the Rights Agreement, dated as of August 30, 1990, as amended, between Newmont Mining and The Chase Manhattan Bank, as successor Rights Agent (the "Newmont Mining Rights Agreement").

  This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Newmont Mining with respect to the up to 57,135,111 shares of Newmont Mining Common Stock to be issued in connection with the Merger.

  SEE "RISK FACTORS" ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF NEWMONT MINING AND SANTA FE.

  At the Newmont Mining Annual Meeting, the Newmont Mining stockholders will be asked to (i) elect ten directors to serve for a term of one year each, (ii) approve an amendment to Newmont Mining's Restated Certificate of Incorporation (the "Newmont Mining Certificate") to increase the authorized number of shares of Newmont Mining Common Stock from 120,000,000 to 250,000,000, and (iii) approve the issuance of shares of Newmont Mining Common Stock to the Santa Fe stockholders pursuant to the Merger Agreement.

  At the Santa Fe Special Meeting, the Santa Fe stockholders will be asked to approve and adopt the Merger Agreement.

  On March 26, 1997, there were 131,552,156 shares of Santa Fe Common Stock outstanding and 1,320,193 shares of Santa Fe Common Stock issuable upon the exercise of outstanding stock options that are or will be exercisable at the time of consummation of the Merger. Assuming the exercise of all such outstanding Santa Fe stock options, a total of 57,135,111 shares of Newmont Mining Common Stock will be issued to the Santa Fe stockholders in the Merger. After consummation of the Merger, holders of Santa Fe Common Stock will hold approximately 36% of the outstanding shares of Newmont Mining Common Stock.

  On March 27, 1997, the closing prices of Newmont Mining Common Stock and Santa Fe Common Stock, as reported on the New York Stock Exchange (the "NYSE") Composite Tape, were $39.63 and $16.63, respectively. Based upon the closing price of the Newmont Mining Common Stock on March 27, 1997, as reported on the NYSE Composite Tape, the value of 0.43 share of Newmont Mining Common Stock was $17.04. Holders of Newmont Mining Common Stock and Santa Fe Common Stock should obtain the current prices per share of Newmont Mining Common Stock and Santa Fe Common Stock before voting on the proposals set forth in this Joint Proxy Statement/Prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the stockholders of Newmont Mining and Santa Fe on or
about April   , 1997. Any stockholder who has given a proxy may revoke it at any time prior to its use. See "The Stockholders' Meetings--Voting of Proxies."

  The date of this Joint Proxy Statement/Prospectus is April   , 1997.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEWMONT MINING OR SANTA FE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

  Newmont Mining and Santa Fe are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Newmont Mining and Santa Fe with the Commission may be inspected and copied at the Commission's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Newmont Mining and Santa Fe are electronic filers with the Commission, which maintains a web site containing reports, proxy and other information statements at the following location: http://www.sec.gov. The shares of Santa Fe Common Stock are listed on the NYSE under the symbol "GLD". The shares of Newmont Mining Common Stock are listed on the NYSE under the symbol "NEM" and on the Paris Bourse, the Brussels Stock Exchange and the Swiss Stock Exchanges. The periodic reports, proxy statements and other information filed by Newmont Mining and Santa Fe with the Commission may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 filed by Newmont Mining (the "Registration Statement") covering the Newmont Mining Common Stock to be issued in connection with the Merger which has been filed with the Commission. Reference is hereby made to the Registration Statement for further information with respect to Newmont Mining, Santa Fe and the Newmont Mining Common Stock to be issued hereby.

  Statements contained in this Joint Proxy Statement/Prospectus, or in any document incorporated in this Joint Proxy Statement/Prospectus by reference, as to the provisions of any contract or other document referred to herein or therein are qualified in all respects by reference to the copy of such contract or other document filed as an exhibit to this Joint Proxy Statement/Prospectus or such other document incorporated herein by reference.

  All information contained in this Joint Proxy Statement/Prospectus or incorporated in this Joint Proxy Statement/Prospectus by reference relating to Newmont Mining has been supplied by Newmont Mining, and all such information relating to Santa Fe has been supplied by Santa Fe.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by Newmont Mining (File No. 1-1153) are incorporated herein by reference: (i) Newmont Mining's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Newmont Mining 10-K"); and (ii) Newmont Mining's Current Reports on Form 8-K dated January 30, 1997, February 20, 1997, February 27, 1997, March 3, 1997, March 4, 1997, March 6, 1997, March 10, 1997 and March 19, 1997.

  The following documents filed with the Commission by Santa Fe (File No. 1-13096) are incorporated herein by reference: (i) Santa Fe's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Santa Fe 10-K"); and
(ii) Santa Fe's Current Reports on Form 8-K dated January 13, 1997 and March 10, 1997.

  All documents filed by Newmont Mining subsequent to the date hereof and prior to the date of the Newmont Mining Annual Meeting or by Santa Fe subsequent to the date hereof and prior to the date of the Santa Fe Special Meeting, in each case pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO NEWMONT MINING AND SANTA FE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS OR HEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO THE FOLLOWING:

     NEWMONT MINING DOCUMENTS          SANTA FE DOCUMENTS
     ------------------------          ------------------
   Newmont Mining Corporation  Santa Fe Pacific Gold Corporation
   1700 Lincoln Street         6200 Uptown Boulevard NE, Suite 400
   Denver, Colorado 80203      Albuquerque, New Mexico 87110
   (303) 863-7414              (505) 880-5300
   Attention: Secretary        Attention: Secretary

  IN ORDER TO ENSURE TIMELY DELIVERY, ANY REQUEST FOR DOCUMENTS SHOULD BE MADE BY APRIL 28, 1997.

                          FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Joint Proxy Statement/Prospectus under "The Merger--Background of the Merger," "--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board" and "--Santa Fe Reasons for the Merger; Recommendation of the Santa Fe Board," in addition to certain statements contained elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference, that are not statements of historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, without limitation, statements regarding Newmont Mining's or Santa Fe's future financial position, business strategy, budgets, reserve estimates, expected future production, exploration and capital costs and expenses, expected cost savings or synergies, expected sources, timing and adequacy of funding of projects and other cash requirements, estimates of future liability for certain environmental matters and plans and objectives of management for future operations. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the results expressed or implied by any forward-looking statements ("Cautionary Statements") are disclosed under "Risk Factors." All subsequent written and oral forward-looking statements relating to the matters described in this Joint Proxy Statement/Prospectus and attributable to Newmont Mining or Santa Fe or to persons acting on the behalf of either are expressly qualified in their entirety by the Cautionary Statements.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.....................................................   ii
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................   ii
FORWARD-LOOKING STATEMENTS................................................  iii
SUMMARY...................................................................    1
RISK FACTORS..............................................................   15
THE STOCKHOLDERS' MEETINGS................................................   20
 Santa Fe Special Meeting.................................................   20
 Newmont Mining Annual Meeting............................................   21
 Voting of Proxies........................................................   22
 Revocability of Proxies..................................................   22
 Solicitation of Proxies..................................................   22
THE COMPANIES.............................................................   23
 Newmont Mining...........................................................   23
 Santa Fe.................................................................   26
THE MERGER................................................................   28
 General..................................................................   28
 Background of the Merger.................................................   28
 Newmont Mining Reasons for the Merger; Recommendation of the Newmont
  Mining Board............................................................   40
 Opinion of Newmont Mining's Financial Advisor............................   41
 Santa Fe Reasons for the Merger; Recommendation of the Santa Fe Board....   44
 Opinion of Santa Fe's Financial Advisor..................................   45
 U.S. Federal Income Tax Consequences.....................................   50
 Anticipated Accounting Treatment.........................................   52
 Regulatory Matters.......................................................   52
 Absence of Appraisal Rights..............................................   53
 Interests of Certain Persons in the Merger...............................   53
 Resale of Newmont Mining Common Stock....................................   56
 The Contribution Transaction.............................................   56
 Certain Litigation.......................................................   57
THE MERGER AGREEMENT......................................................   58
 General..................................................................   58
 Procedures for Exchange of Certificates; Fractional Shares...............   58
 Consideration............................................................   59
 Representations and Warranties...........................................   59
 Certain Covenants........................................................   60
 Conditions of the Merger.................................................   65
 Termination..............................................................   67
 Effect of Termination....................................................   68
 Management; Board of Directors...........................................   69
NEWMONT MINING AND SANTA FE PRO FORMA COMBINED FINANCIAL INFORMATION......   70
PRO FORMA NET PROVEN AND PROBABLE RESERVES................................   77
PRO FORMA PRODUCTION, PRICE AND COST DATA.................................   79
COMPARATIVE STOCK PRICES; DIVIDENDS.......................................   80
DIRECTORS AND MANAGEMENT AFTER THE MERGER.................................   81
 Newmont Mining Board and Newmont Gold Board After the Merger.............   81
 Management of Newmont Gold After the Merger..............................   81
 Board of Directors and Management of the Surviving Corporation After the
  Merger..................................................................   81

ELECTION OF DIRECTORS......................................................   82
 Nominees..................................................................   82
 Directors' Fees, Committees and Meetings..................................   83
NEWMONT MINING EXECUTIVE COMPENSATION......................................   86
 Summary of Cash and Certain Other Compensation............................   86
 Stock Options.............................................................   87
 Option Exercises and Holdings.............................................   87
 Pension Plans.............................................................   88
 Officers' Death Benefit Plan and Group Life Insurance Program.............   88
 Executive Agreements......................................................   89
 Report of Compensation Committee on Executive Compensation................   90
 Five-Year Stockholder Return Comparison...................................   94
 Section 16(a) Reporting...................................................   94
BENEFICIAL OWNERSHIP OF SECURITIES.........................................   95
 Certain Beneficial Owners of Newmont Mining Common Stock..................   95
 Ownership of Common Stock by Management...................................   96
THE NEWMONT MINING CERTIFICATE AMENDMENT...................................   97
DESCRIPTION OF NEWMONT MINING CAPITAL STOCK................................   98
 General...................................................................   98
 Description of Newmont Mining Common Stock................................   98
 Anti-Takeover Provisions..................................................   99
 Description of Newmont Mining Preferred Stock.............................  103
COMPARISON OF RIGHTS OF HOLDERS OF SANTA FE COMMON STOCK AND NEWMONT MINING
 COMMON STOCK..............................................................  104
 Special Meetings of Stockholders..........................................  104
 Number of Directors.......................................................  104
 Stockholder Proposal Procedures...........................................  105
 Advance Notice of Stockholder Nominations of Directors....................  105
 Indemnification...........................................................  105
 Certain Voting Rights for Mergers.........................................  105
 Cumulative Voting.........................................................  106
 Removal of Directors; Filling Vacancies on the Board of Directors.........  106
 Stockholder Action by Written Consent.....................................  106
 Amendment of the Certificate of Incorporation.............................  106
 Amendment of the By-Laws..................................................  107
 Classification of Board of Directors......................................  107
 Stockholder Rights Plans..................................................  107
STOCKHOLDER PROPOSALS......................................................  109
EXPERTS....................................................................  110
OTHER MATTERS..............................................................  110
LEGAL MATTERS..............................................................  110
GLOSSARY OF CERTAIN MINING TERMS...........................................  111

APPENDICES
  A--Agreement and Plan of Merger
  B--Opinion of SBC Warburg Inc.
  C--Opinion of Goldman, Sachs & Co.
  D--The Newmont Mining Certificate Amendment

                                    SUMMARY

  The following is a summary of certain information contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. Stockholders are urged to read this Joint Proxy Statement/ Prospectus in its entirety. Certain mining terms used but not defined in this Joint Proxy Statement/Prospectus have the meanings specified under "Glossary of Certain Mining Terms."

                                 THE COMPANIES

Newmont Mining

  Newmont Mining was incorporated in 1921 under the laws of Delaware. Its principal asset is approximately 91% of the outstanding shares of common stock of Newmont Gold Company, a Delaware corporation ("Newmont Gold"). Newmont Gold is engaged, directly and through its subsidiaries and affiliates, in gold production, exploration for gold and acquisition of gold properties worldwide.

  Newmont Gold produced approximately 2.3 million of equity ounces of gold in 1996 and had year-end 1996 proven and probable reserves of approximately 37.1 million equity ounces of gold. Newmont Gold produces gold from the Carlin Trend in Nevada; through a 51.35% owned venture in Peru (prior to February 1997, 38% owned as described below) which commenced gold production in 1993; through a 50% owned venture in Uzbekistan which commenced production in 1995; and through an 80% owned venture in Indonesia which commenced production in early 1996. Newmont Gold currently has an 80% interest in a large copper/gold project in Indonesia, which interest will be reduced to 45% pursuant to a partnership agreement entered into in connection with such project upon receipt of Indonesian governmental approval of the partnership arrangement and contribution of the required amounts by Newmont Gold and its partner under the partnership agreement. The project is awaiting various Indonesian governmental approvals to commence construction. Newmont Gold also has a 44% interest in a project in Mexico which is undergoing development and is scheduled to commence production in 1998. In addition to exploration activities conducted in connection with these operations and projects, Newmont Gold continues to explore for gold and/or is conducting joint venture activities in various other locations, including Alaska, Ecuador, Canada and certain countries in Asia and the Caribbean.

  Due to a favorable Peruvian court decision, Newmont Gold is considered to have acquired for reporting purposes an additional 13.35% interest in Minera Yanacocha S.A. ("Minera Yanacocha"), its Peruvian venture, in February 1997 (the "Minera Yanacocha Acquisition"), bringing Newmont Gold's ownership interest in Minera Yanacocha to 51.35% and resulting in Minera Yanacocha being consolidated in the financial statements of Newmont Mining and Newmont Gold. See "The Companies--Newmont Mining."

  Newmont Mining has its executive offices at 1700 Lincoln Street, Denver, Colorado 80203, telephone number (303) 863-7414.

Santa Fe

  Santa Fe is engaged in the mining and processing of gold ores and the exploration and development of gold properties. It is one of the largest gold mining enterprises in North America, as measured by reserves and gold production, with a total of 18.1 million ounces of proven and probable gold reserves as of December 31, 1996, and total 1996 gold production of 852,000 ounces. Santa Fe's Twin Creeks Mine, which Santa Fe estimates to be the third largest primary gold mine in North America, and its Lone Tree Complex are located in northern Nevada; its Mesquite Mine is located in southern California. Santa Fe also explores and evaluates precious metals properties and prospects in North America, South America, Central Asia, West Africa and the Southwestern Pacific region.

  Santa Fe was incorporated in Delaware in 1983 and, until 1994, was a wholly owned subsidiary of Santa Fe Pacific Corporation ("SFP") or its predecessor corporations. On June 23, 1994, Santa Fe completed an initial public offering of 14.6% of the outstanding Santa Fe Common Stock and on September 30, 1994, SFP distributed its remaining ownership in Santa Fe to SFP shareholders. See "The Companies--Santa Fe."

  Santa Fe has its executive offices at 6200 Uptown Boulevard NE, Suite 400, Albuquerque, New Mexico 87110, telephone number (505) 880-5300.

                        THE STOCKHOLDERS' MEETINGS

Santa Fe Special Meeting

  The Santa Fe Special Meeting will be held at 10:00 a.m., local time, on May 5, 1997, at The Albuquerque Marriott Hotel, 2101 Louisiana Boulevard, N.E., Albuquerque, New Mexico 87110. At the Santa Fe Special Meeting, the holders of shares of Santa Fe Common Stock will be asked to consider the following matters:

    1. A proposal to approve and adopt the Merger Agreement.

    2. The transaction of such other business as may properly come before the Santa Fe Special Meeting or any adjournments or postponements thereof.

  The approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Santa Fe Common Stock outstanding at the close of business on March 26, 1997 (the "Santa Fe Record Date").

  THE SANTA FE BOARD RECOMMENDS THAT THE SANTA FE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

  Only the record holders of Santa Fe Common Stock on the Santa Fe Record Date are entitled to receive notice of and to vote at the Santa Fe Special Meeting. On the Santa Fe Record Date, there were 131,552,156 shares of Santa Fe Common Stock outstanding held by 47,373 record holders.

  Each share of Santa Fe Common Stock entitles its owner to one vote. The holders of a majority of the shares entitled to vote at the Santa Fe Special Meeting must be present in person or by proxy in order to constitute a quorum for all matters to come before the meeting. In the event a quorum is not present at the Santa Fe Special Meeting, the meeting will be adjourned or postponed to solicit additional proxies. The Santa Fe Board is not aware of any matters to be presented at the Santa Fe Special Meeting other than the approval and adoption of the Merger Agreement.

  As of the Santa Fe Record Date, all directors and executive officers of Santa Fe as a group beneficially owned approximately 381,760 shares of outstanding Santa Fe Common Stock, constituting in the aggregate less than 1% of the outstanding Santa Fe Common Stock. Each such director and executive officer of Santa Fe has indicated his or her present intention to vote, or cause to be voted, the shares of Santa Fe Common Stock owned by him or her "FOR" the proposal to approve and adopt the Merger Agreement.

  Revocability of Proxies. The granting of a proxy on the enclosed Santa Fe form of proxy does not preclude a stockholder from voting in person. A stockholder who executes a proxy may revoke it at any time prior to its exercise by filing with the Secretary of Santa Fe a written notice of revocation, by submitting a duly executed proxy bearing a later date than the original proxy or by appearing at the Santa Fe Special Meeting and voting in person. Attendance at the Santa Fe Special Meeting will not, in and of itself, constitute revocation of a proxy.

Newmont Mining Annual Meeting

  The Newmont Mining Annual Meeting will be held at 11:30 a.m., local time, on May 5, 1997, at The Forum, Norwest Bank Lobby, 1740 Broadway, Denver, Colorado 80274. At the Newmont Mining Annual Meeting, the holders of Newmont Mining Common Stock will be asked to consider the following maters:

    1. The election of ten directors to serve for a term of one year each.

    2. A proposal to amend the Newmont Mining Certificate to increase the authorized number of shares of Newmont Mining Common Stock from 120,000,000 to 250,000,000 (the "Newmont Mining Certificate Amendment"). The full text of the proposed Newmont Mining Certificate Amendment is included as Appendix D to this Joint Proxy Statement/Prospectus.

    3. A proposal to authorize the issuance of shares of Newmont Mining Common Stock to the Santa Fe stockholders pursuant to the Merger Agreement (the "Share Issuance"). Pursuant to the Merger Agreement, Santa Fe will become a wholly owned subsidiary of Newmont Mining and each share of Santa Fe Common Stock outstanding will be converted into the right to receive
  0.43 of a share of Newmont Mining Common Stock.

    4. The transaction of such other business as may properly come before the Newmont Mining Annual Meeting or any adjournments or postponements thereof.

  Directors will be elected by a favorable vote of a plurality of the shares of Newmont Mining Common Stock present and entitled to vote in person or by proxy at the Newmont Mining Annual Meeting. The Newmont Mining Certificate Amendment requires the approval of the holders of a majority of the outstanding shares of Newmont Mining Common Stock. The Share Issuance requires the approval of a majority of the votes cast on such matter, provided that the total vote cast represents more than 50% of the outstanding shares of Newmont Mining Common Stock. Approval of the Newmont Mining Certificate Amendment is a condition to the Share Issuance.

  THE NEWMONT MINING BOARD RECOMMENDS THAT THE NEWMONT MINING STOCKHOLDERS VOTE "FOR" ALL OF THE DIRECTOR NOMINEES, "FOR" THE NEWMONT MINING CERTIFICATE AMENDMENT AND "FOR" THE SHARE ISSUANCE.

  Only the record holders of Newmont Mining Common Stock at the close of business on March 26, 1997 (the "Newmont Mining Record Date") are entitled to receive notice of and to vote at the Newmont Mining Annual Meeting. On the Newmont Mining Record Date, there were 99,522,778 shares of Newmont Mining Common Stock outstanding held by 5,036 record holders.

  Each share of Newmont Mining Common Stock entitles its owner to one vote. The holders of a majority of the shares entitled to vote at the Newmont Mining Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. In the event a quorum is not present at the Newmont Annual Meeting, the meeting will be adjourned or postponed to solicit additional proxies. The Newmont Mining Board is not aware of any matters to be presented at the Newmont Mining Annual Meeting other than the election of directors, the Newmont Mining Certificate Amendment and the Share Issuance.

  As of the Newmont Mining Record Date, all directors and executive officers of Newmont Mining as a group beneficially owned 654,957 shares of Newmont Mining Common Stock, constituting in the aggregate less than 1% of the outstanding Newmont Mining Common Stock. Each such director and executive officer of Newmont Mining has indicated his or her present intention to vote, or cause to be voted, the Newmont Mining Common Stock owned by him or her (i) to elect the directors nominated by the Newmont Mining Board, (ii) "FOR" the Newmont Mining Certificate Amendment and (iii) "FOR" the Share Issuance.

  Revocability of Proxies. The granting of a proxy on the enclosed Newmont Mining form of proxy does not preclude a stockholder from voting in person. A stockholder who executes a proxy may revoke it at any time prior to its exercise by filing with the Secretary of Newmont Mining a written notice of revocation, by submitting a duly executed proxy bearing a later date than the original proxy or by appearing at the Newmont Mining Annual Meeting and voting in person. Attendance at the Newmont Mining Annual Meeting will not, in and of itself, constitute revocation of a proxy.

  This Joint Proxy Statement/Prospectus is being mailed to the Newmont Mining stockholders and the Santa Fe stockholders on or about April , 1997.

                                   THE MERGER

General

  Subject to the terms and conditions of the Merger Agreement, Sub will be merged with and into Santa Fe. Santa Fe will be the surviving corporation (the "Surviving Corporation") in the Merger and will be a wholly owned subsidiary of Newmont Mining.

Recommendations of the Boards of Directors

  The Newmont Mining Board unanimously recommends that the Newmont Mining stockholders vote to elect the directors nominated by the Newmont Mining Board as set forth in "Election of Directors." The Newmont Mining Board has determined unanimously that the Merger is fair to and in the best interests of the Newmont Mining stockholders. Accordingly, the Newmont Mining Board unanimously recommends that the Newmont Mining stockholders vote "FOR" the Newmont Mining Certificate Amendment and "FOR" the Share Issuance. See "The Merger--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board."

  The Santa Fe Board has determined unanimously that the Merger is fair to and in the best interests of the Santa Fe stockholders. Accordingly, the Santa Fe Board unanimously recommends that the Santa Fe stockholders vote "FOR" the approval and adoption of the Merger Agreement. See "The Merger--Santa Fe Reasons for the Merger; Recommendation of the Santa Fe Board."

Opinions of Financial Advisors

  Goldman, Sachs & Co. ("Goldman Sachs") has delivered its written opinion to the Newmont Mining Board to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the Exchange Ratio is fair to Newmont Mining. See "The Merger--Opinion of

Newmont Mining's Financial Advisor" for a summary of certain quantitative analyses performed by Goldman Sachs in arriving at its opinion, as well as a description of the assumptions and qualifications made, matters considered and limitations relating thereto. A copy of the full text of the written opinion of Goldman Sachs, attached hereto as Appendix C, is incorporated herein by reference and should be read carefully in its entirety. Newmont Mining has agreed to pay a fee to Goldman Sachs for its services in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. See "The Merger--Opinion of Newmont Mining's Financial Advisor."

  SBC Warburg Inc. ("SBCW") has delivered its written opinion to the Santa Fe Board to the effect that, as of the date of the opinion, the Exchange Ratio was fair, from a financial point of view, to the Santa Fe stockholders. See "The Merger--Opinion of Santa Fe's Financial Advisor" for a summary of the material quantitative analyses performed by SBCW in arriving at its opinion, as well as a description of the assumptions and qualifications made, matters considered and limitations relating thereto. A copy of the full text of the written opinion of SBCW, attached hereto as Appendix B, is incorporated herein by reference and should be read carefully in its entirety. Santa Fe has agreed to pay fees to SBCW for its services in connection with the Merger, a substantial portion of which are contingent upon the consummation of the Merger. See "The Merger--Opinion of Santa Fe's Financial Advisor."

U.S. Federal Income Tax Consequences

  In the opinion of White & Case and Wachtell, Lipton, Rosen & Katz, counsel to Newmont Mining, exchanges of Santa Fe Common Stock for Newmont Mining Common Stock pursuant to the Merger will be treated for U.S. Federal income tax purposes as exchanges pursuant to a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and no gain or loss will be recognized by U.S. Holders (as defined under "The Merger--U.S. Federal Income Tax Consequences") of Santa Fe Common Stock upon such exchanges, except with respect to a U.S. Holder who receives cash in lieu of fractional shares of Newmont Mining Common Stock.

  All stockholders should read carefully the discussion of the material U.S. Federal income tax consequences of the Merger under "The Merger--U.S. Federal Income Tax Consequences" and are urged to consult with their own advisors as to the federal, state, local and foreign tax consequences in their particular circumstances.

Anticipated Accounting Treatment

  Newmont Mining believes that the Merger will qualify as a pooling of interests in accordance with U.S. generally accepted accounting principles. It is a condition to the Merger that Newmont Mining shall have received a letter from Arthur Andersen LLP ("Arthur Andersen") that the Merger will be treated as a pooling of interests under Accounting Principles Board Opinion No. 16 and Santa Fe shall have received a letter from Price Waterhouse LLP ("Price Waterhouse") stating that Price Waterhouse concurs with the conclusions of Santa Fe management that, as of the Closing Date (as defined under "--Effective Time of the Merger; Closing Date"), no conditions exist that would preclude Newmont Mining's accounting for the Merger as a pooling of interests as those conditions relate to Santa Fe. The Contribution Transaction (as hereinafter defined) will not affect this accounting treatment. See "The Merger-- Anticipated Accounting Treatment" and "The Merger Agreement--Conditions of the Merger."

Absence of Appraisal Rights

  Neither the Santa Fe stockholders nor the Newmont Mining stockholders are entitled to appraisal or dissenters' rights in connection with the Merger. See "The Merger--Absence of Appraisal Rights."

Interests of Certain Persons in the Merger

  Certain directors and executive officers of Santa Fe have interests in the Merger that are different from, or in addition to, the interests of stockholders of Santa Fe. Such interests relate to or arise from, among other things: (i) the terms of the Merger Agreement requiring that the Newmont Mining Board and the Board of Directors of Newmont Gold (the "Newmont Gold Board") after the Merger include five of the at least six current members of the Santa Fe Board proposed by the Santa Fe Board; (ii) the availability of severance benefits, in certain circumstances, to senior executives of Santa Fe; (iii) the acceleration of all outstanding stock options to acquire Santa Fe Common Stock granted under Santa Fe's employee stock option plans (the "Santa Fe Stock Options"); (iv) the lapse of restrictions on shares of currently restricted Santa Fe Common Stock held by employees of Santa Fe, including executive officers; and (v) the terms of certain employment arrangements offered to three senior executives of Santa Fe. See "The Merger--Interests of Certain Persons in the Merger" and "Directors and Management After the Merger."

The Contribution Transaction

  Immediately following the consummation of the Merger, Newmont Mining will contribute to Newmont Gold the shares of common stock of the Surviving Corporation acquired by Newmont Mining in the Merger in exchange for shares of common stock of Newmont Gold, par value $0.01 per share (the "Newmont Gold Common Stock"), and stock options (such transaction, as more fully described under "The Merger--The Contribution Transaction," is hereinafter referred to as the "Contribution Transaction").

Certain Litigation

  In December 1996, six class action lawsuits were filed in the Court of Chancery of the State of Delaware (the "Court of Chancery") against Santa Fe and the Santa Fe Board alleging, among other things, that the members of the Santa Fe Board breached their fiduciary duties to the Santa Fe stockholders by failing to consider fully the proposal made public by Newmont Mining on December 5, 1996, to exchange 0.33 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock. Santa Fe does not believe that these actions will have a material adverse effect on Santa Fe's financial position or results of operations. Santa Fe and the Santa Fe Board intend to defend vigorously against the plaintiffs' allegations. See "The Merger--Certain Litigation."

Effective Time of the Merger; Closing Date

  The Merger will become effective (the "Effective Time") when a certificate of merger is filed with the Delaware Secretary of State or at such later time as is specified in the certificate of merger. This filing will be made on a date (the "Closing Date") specified by Newmont Mining and Santa Fe, which date will be as soon as practicable, but in any event within two business days, following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, or such other time as Newmont Mining and Santa Fe may mutually agree. See "The Merger Agreement--Conditions of the Merger."

Procedures for Exchange of Certificates; Fractional Shares

  At the Effective Time, each share of Santa Fe Common Stock outstanding will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock, except that cash will be paid in lieu of fractional shares of Newmont Mining Common Stock. Pursuant to the Newmont Mining Rights Agreement and pursuant to the Newmont Mining Equal Value Rights Agreement, each share of Newmont Mining Common Stock issued to the Santa Fe stockholders pursuant to the Merger will be accompanied by one Newmont Mining Share Purchase Right and one Newmont Mining Equal Value Right. See "Description of Newmont Mining Capital Stock" for a description of the Newmont Mining Share Purchase Rights and the Newmont Mining Equal Value Rights.

  The shares of Newmont Mining Common Stock currently outstanding will be unaffected by the Merger.

  The conversion of each share of Santa Fe Common Stock into the right to receive 0.43 of a share of Newmont Mining Common Stock will occur automatically at the Effective Time. As soon as reasonably practicable after the Effective Time, ChaseMellon Shareholder Services, L.L.C., or such other bank or trust company as may be designated by Newmont Mining and Santa Fe, in its capacity as exchange agent (the "Exchange Agent"), will mail a transmittal letter to each former Santa Fe stockholder. The transmittal letter will contain instructions with respect to the surrender of certificates previously representing Santa Fe Common Stock to be exchanged for Newmont Mining Common Stock. See "The Merger Agreement--Procedures for Exchange of Certificates; Fractional Shares."

  SANTA FE STOCKHOLDERS SHOULD NOT FORWARD SANTA FE STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER FROM THE EXCHANGE AGENT. SANTA FE STOCKHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

Santa Fe Stock Options

  The Merger Agreement provides that the Santa Fe Board will adjust the terms of all Santa Fe stock option plans and the Santa Fe Stock Options granted thereunder to provide that, at the Effective Time, each Santa Fe Stock Option outstanding immediately prior to the Effective Time will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Santa Fe Stock Option, the same number of shares of Newmont Mining Common Stock as the holder of such Santa Fe Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Santa Fe Stock Option in full immediately prior to the Effective Time, at a price per share equal to (i) the aggregate exercise price for the shares of Santa Fe Common Stock otherwise purchasable pursuant to such Santa Fe Stock Option divided by (ii) the number of shares of Newmont Mining Common Stock deemed purchasable pursuant to such Santa Fe Stock Option; provided, however, that in the case of any Santa Fe Stock Option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 423 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such Santa Fe Stock Option and the terms and conditions of exercise of such Santa Fe Stock Option shall be determined in order to comply with Section 424(a) of the Code. The Merger Agreement provides that outstanding phantom stock options, share acquisition rights ("SARs") and limited share acquisition rights ("LSARs") will be similarly adjusted.

Conditions of the Merger

  The obligations of Newmont Mining and Santa Fe to consummate the Merger are subject to various conditions, including: (i) receipt of the approval of the Newmont Mining stockholders and the Santa Fe stockholders; (ii) approval for listing on the NYSE of the Newmont Common Stock to be issued pursuant to the Merger Agreement; (iii) termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (which waiting period expired, without extension, on February 6, 1997) and receipt of any consents, approvals and filings under any foreign antitrust law; (iv) the absence of legal restraints or prohibitions preventing the consummation of the Merger; (v) the receipt of independent accountants' letters relating to the treatment of the Merger as a pooling of interests; (vi) the absence of certain material litigation; (vii) the representations and warranties of the other party contained in the Merger Agreement being materially true; (viii) the performance of the other party in all material respects of all the obligations contained in the Merger Agreement;
(ix) the receipt of opinions of counsel in respect of certain U.S. Federal income tax consequences of the Merger; and (x) the absence of material adverse changes with respect to the other party. See "The Merger--Regulatory Matters" and "The Merger Agreement--Conditions of the Merger."

Termination

  Subject to certain limitations, the Merger Agreement is subject to termination at the option of either Newmont Mining or Santa Fe if the Merger is not consummated on or before August 31, 1997, and prior to such time upon the occurrence of certain events. The Merger Agreement may also be terminated by the mutual written consent of Newmont Mining, Sub and Santa Fe. Under certain circumstances, Newmont Mining may be required to pay $65 million to Santa Fe upon the termination of the Merger Agreement. Under certain other circumstances, Santa Fe may be required to pay $15 million to Newmont Mining upon the termination of the Merger Agreement. Under certain other conditions, Newmont Mining's expenses, not to exceed $5 million, are reimbursable by Santa Fe upon termination. See "The Merger Agreement--Termination" and "--Effect of Termination."

Directors of Newmont Mining and Newmont Gold After the Merger

  At the Effective Time, the number of Newmont Mining directors will be increased from 10 to 15 and the number of Newmont Gold directors will be increased from 12 to 17. In addition, at the Effective Time, the Nominating Committee of the Newmont Mining Board will select, and the Newmont Mining Board and the Newmont Gold Board each will appoint, as directors of Newmont Mining and Newmont Gold, respectively, five of the at least six current members of the Santa Fe Board proposed in writing by the Santa Fe Board to the Nominating Committee of the Newmont Mining Board no later than five business days prior to the day of the Santa Fe Special Meeting.

Comparison of Stockholder Rights

  As a result of the Merger, shares of Santa Fe Common Stock will be converted into the right to receive Newmont Mining Common Stock. Even though Newmont Mining and Santa Fe are both Delaware corporations, there are differences between the rights of Newmont Mining stockholders and the Santa Fe stockholders. See "Comparison of Rights of Holders of Santa Fe Common Stock and Newmont Mining Common Stock."

                                  RISK FACTORS

  Stockholders of Santa Fe, in deciding whether to vote in favor of the Merger Agreement, and stockholders of Newmont Mining, in deciding whether to vote in favor of the Newmont Mining Certificate Amendment and the Share Issuance, should carefully consider the following factors, in addition to other information contained in this Joint Proxy Statement/Prospectus or incorporated by reference herein: (i) gold price volatility; (ii) risks associated with hedging activities; (iii) risks associated with production and cost estimates;
(iv) uncertainties with regard to ore reserve estimates; (v) costs related to compliance with environmental laws and other applicable regulations; (vi) risks of foreign investments; (vii) the speculative nature of gold exploration and the uncertainty of gold development projects; (viii) mining risks and the risk of nonavailability of insurance; (ix) possible difficulties with the integration of Newmont Mining and Santa Fe and the nonrealization of contemplated synergies and cost savings; (x) the proposed repeal of percentage depletion for nonfuel minerals mined on U.S. Federal lands; and (xi) the possibility of review and modification of the Minera Yanacocha decision. See "Risk Factors" beginning on page 15 for a more detailed discussion of such factors.

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF NEWMONT MINING

  The selected consolidated financial data of Newmont Mining set forth below have been derived from the audited consolidated financial statements of Newmont Mining for each of the years in the five-year period ended December 31, 1996. In addition, the 1996 information has been adjusted for the pro forma consolidation of Minera Yanacocha as a result of the Minera Yanacocha Acquisition, with income statement data assuming that the Minera Yanacocha Acquisition occurred on January 1, 1996 and the balance sheet data assuming that the Minera Yanacocha Acquisition occurred on December 31, 1996. These amounts are shown for informational purposes only and are not necessarily indicative of the financial position or the results of operations of Newmont Mining had the Minera Yanacocha Acquisition been consummated on the dates assumed. The selected consolidated financial data set forth below should be read in conjunction with and are qualified in their entirety by Newmont Mining's consolidated financial statements and accompanying notes for the year ended December 31, 1996 contained in the 1996 Newmont Mining 10-K which is incorporated by reference herein. See "Incorporation of Certain Information by Reference." Certain selected operating data for Newmont Gold for the five-year period ended December 31, 1996 also is set forth below.

                                                                                                   1996 PRO FORMA
                                                                                                FOR THE EFFECT OF THE
                                                                                                  MINERA YANACOCHA
                             1992          1993          1994          1995          1996            ACQUISITION
                          ----------    ----------    ----------    ----------    ----------    ---------------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                     (UNAUDITED)
INCOME STATEMENT DATA
(FOR THE YEARS ENDED
 DECEMBER 31)
Sales...................  $  605,897    $  628,809    $  597,370    $  636,219    $  768,455         $1,082,325
                          ==========    ==========    ==========    ==========    ==========         ==========
Income before cumulative
 effects of changes in
 accounting principles..  $   90,621    $   94,669(1) $   76,121    $  112,634(2) $   85,076         $   88,480
Cumulative effects of
 changes in accounting
 principles after tax...     (11,572)       38,470           --            --            --                 --
                          ----------    ----------    ----------    ----------    ----------         ----------
Net income..............  $   79,049    $  133,139    $   76,121    $  112,634    $   85,076         $   88,480
                          ==========    ==========    ==========    ==========    ==========         ==========
Income per common share:
 Before cumulative
  effects of changes in
  accounting
  principles............  $     1.04    $     0.92(1) $     0.70    $     1.17(2) $     0.86         $     0.89
 Cumulative effects of
  changes in accounting
  principles............       (0.14)         0.45           --            --            --                 --
                          ----------    ----------    ----------    ----------    ----------         ----------
 Net income.............  $     0.90    $     1.37    $     0.70    $     1.17    $     0.86         $     0.89
                          ==========    ==========    ==========    ==========    ==========         ==========
Dividends declared per
 common share...........  $     0.48    $     0.48    $     0.48    $     0.48    $     0.48         $     0.48
                          ==========    ==========    ==========    ==========    ==========         ==========
BALANCE SHEET DATA
 (AT PERIOD END)
Total assets............  $1,236,304    $1,186,410    $1,656,657    $1,773,770    $2,081,074         $2,269,448
Long-term debt,
 including current
 portion................  $  265,689    $  192,000    $  593,634(3) $  608,634    $  604,259         $  642,759
Stockholders' equity....  $  528,565    $  629,832    $  673,465    $  742,947    $1,024,887(4)      $1,024,887
OPERATING DATA FOR
 NEWMONT GOLD (OUNCES)
Equity gold production..       1,599(5)      1,705(5)      1,671         1,863         2,284              2,392
Equity gold reserves at
 period end.............      23,755(5)     25,977(5)     26,106        28,782        37,094(6)          37,094

--------
(/1/Includes)an after-tax gain of $19.3 million, or $0.22 per share, on the sale of an investment in Newcrest Mining Limited.
(/2/Includes)an after-tax gain of $72 million, or $0.74 per share, from the sale of Newmont Gold's interest in Southern Peru Copper Corporation and an after-tax charge of $34.1 million, or $0.35 per share, for the write-off of investments in exploration properties.
(/3/Increase)from 1993 reflects sale-leaseback financing of $349.1 million for the refractory ore treatment plant in Carlin and $52.5 million of project financing for the construction of a processing plant in Uzbekistan.
(/4/Includes)the effect of the issuance of 4.65 million shares of Newmont
    Mining Common Stock at $51.87 per share in January 1996.
(/5/Also)includes production and reserves attributable to properties owned by Newmont Mining that were subsequently transferred to Newmont Gold.

(/6/Includes)reserves attributable to the Minera Yanacocha Acquisition.

         SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF SANTA FE

  The selected consolidated financial data of Santa Fe set forth below have been derived from the audited consolidated financial statements of Santa Fe for each of the years in the five-year period ended December 31, 1996. The selected consolidated financial data set forth below should be read in conjunction with and are qualified in their entirety by the financial statements and accompanying notes for the year ended December 31, 1996 contained in the 1996 Santa Fe 10-K which is incorporated by reference herein. See "Incorporation of Certain Information by Reference." Certain selected operating data for Santa Fe for the five-year period ended December 31, 1996 also are set forth below.

                           1992      1993        1994         1995       1996
                         --------  --------    --------    ---------- ----------
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  (FOR THE YEARS ENDED
 DECEMBER 31)
Sales(1)................ $116,400  $228,744    $370,175    $  345,421 $  337,211
                         ========  ========    ========    ========== ==========
Income from continuing
 operations before
 cumulative effect of
 change in accounting
 principle.............. $ 14,678  $ 27,668    $ 56,701    $   39,812 $   21,068(3)
Discontinued
 operations............. $ 34,391  $141,992(6)      --            --         --
Cumulative effect of
 change in accounting
 principle.............. $ (1,950)      --          --            --         --
Other................... $    273       --          --            --         --
                         --------  --------    --------    ---------- ----------
Net income.............. $ 47,392  $169,660    $ 56,701    $   39,812 $   21,068
                         ========  ========    ========    ========== ==========
Income per common
 share(2):
 Income from continuing
  operations before cu-
  mulative effect of
  changes in accounting
  principle............. $   0.13  $   0.25    $   0.46    $     0.30 $     0.16(3)
 Discontinued
  operations............ $   0.31  $   1.26(6)      --            --         --
 Cumulative effect of
  change in accounting
  principle.............    (0.02)      --          --            --         --
                         --------  --------    --------    ---------- ----------
 Net income............. $   0.42  $   1.51    $   0.46    $     0.30 $     0.16
                         ========  ========    ========    ========== ==========
Dividends declared per
 common share(4)........      N/A       N/A         N/A    $     0.05 $     0.05
BALANCE SHEET DATA
 (AT PERIOD END)
Total assets............ $476,344  $832,552    $857,639    $1,018,168 $1,300,029
Long-term debt,
 including current
 portion(5)............. $306,624  $349,296    $ 90,000    $  199,861 $  454,866
Stockholders' equity.... $ 75,799  $228,129    $521,505(7) $  555,057 $  570,038
OPERATING DATA (OUNCES)
Equity gold
 production(1)..........      296       611         936           846        852
Equity gold reserves at
 period end.............    6,391    14,121      15,363        17,870     18,123

--------
(/1/)Reflects acquisition of the Chimney Creek Mine and the Mesquite Mine in an asset exchange as of June 25, 1993; and commencement of refractory ore processing at the Lone Tree Mine in February 1994.
(/2/)Per share data for 1992 and 1993 are based on 112.2 million shares, which represented shares previously owned by SFP after giving effect to a 1.122 million-for-1 stock split, which was declared on February 22, 1994.
(/3/)Includes charge of $5.4 million related to merger and restructuring expenses. Excluding charge, net income was $0.19 per share.
(/4/)Until June 1994, Santa Fe was a wholly owned subsidiary of SFP. No dividends were paid to public shareholders until 1995. See "Comparative Stock Prices; Dividends."

(/5/)Increase in 1993 is primarily attributable to borrowings to finance the Lone Tree Mine sulfide expansion project. In 1994, project financings were repaid and long-term debt was reduced with a portion of net proceeds from the initial public offering. In July 1995, Santa Fe issued $200 million of 8.375% senior debentures, from which a portion of the proceeds were used to repay borrowings under the bank credit facility. During 1996, additional borrowings were used for various capital expansion projects at the Twin Creeks Mine and the Lone Tree Complex.

(/6/)Primarily attributable to the $117.2 million after-tax, non-cash gain relating to an asset exchange.
(/7/)Increase in 1994 is primarily attributable to net proceeds received from the initial public offering.

 SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND CERTAIN UNAUDITED PER
                                   SHARE DATA

  The following tables set forth certain selected pro forma combined financial data and certain historical, pro forma combined and pro forma equivalent per share financial information for Newmont Mining and Santa Fe. The pro forma amounts included in the tables below assume consummation of the Merger and the Contribution Transaction (in which the shares of common stock of the Surviving Corporation acquired in the Merger will be contributed to Newmont Gold as further described under "The Merger--The Contribution Transaction") and are based on the pooling of interests method of accounting and as an exchange between entities under common control as well as the assumptions described under "Newmont Mining and Santa Fe Pro Forma Combined Financial Information." Pro forma information for 1996 gives effect to the Minera Yanacocha Acquisition which was assumed to have occurred on January 1, 1996 for income statement data and December 31, 1996 for balance sheet data. All such information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Newmont Mining and Santa Fe incorporated herein by reference and the pro forma combined financial statements and accompanying discussion and notes set forth under "Newmont Mining and Santa Fe Pro Forma Combined Financial Information." The pro forma amounts in the tables below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Merger, the Contribution Transaction or the Minera Yanacocha Acquisition been consummated as of the dates assumed. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the combined company. Upon consummation of the Merger and the Contribution Transaction, the actual financial position and results of operations of the combined company will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the dates on which the Merger and the Contribution Transaction are consummated and thereafter, as well as the factors discussed under "Risk Factors."

                       PRO FORMA COMBINED FINANCIAL DATA

                                                     1994     1995    1996(1)
PRO FORMA COMBINED INCOME STATEMENT DATA           -------- -------- ----------
                                                    (IN THOUSANDS, EXCEPT PER
  (FOR THE YEARS ENDED DECEMBER 31)                        SHARE DATA)
Sales............................................. $967,545 $981,640 $1,419,536
Income from continuing operations ................ $127,138 $147,204 $  104,168
Income per common share........................... $   0.80 $   0.95 $     0.67
Dividends declared per common share(2)............ $   0.48 $   0.48 $     0.48

PRO FORMA COMBINED BALANCE SHEET DATA
   (AT DECEMBER
   31, 1996)
Total assets........................... $3,350,329
Long-term debt, including current
 portion............................... $1,097,625
Stockholders' equity................... $1,467,115

--------
(/1/)Pro forma amounts include adjustment for the Minera Yanacocha Acquisition. (/2/Represents)historical dividends per share of Newmont Mining Common Stock.
    For a discussion of Newmont Mining's current and future dividend policy, see "Comparative Stock Prices; Dividends."

  COMPARISON OF EARNINGS, DIVIDENDS AND BOOK VALUE PER SHARE OF NEWMONT MINING
                                  COMMON STOCK


                                                                        PRO FORMA
                                                                        EARNINGS
                                                                      GIVING EFFECT
                                                                      TO THE MERGER
                                                                         AND THE         DIVIDEND
                                                                      CONTRIBUTION      EQUIVALENT
                                                                       TRANSACTION       TO CASH
                                                                    -------------------  DIVIDEND
                            PER SHARE OF         PER SHARE OF         PER      PER 0.43  PAID ON
                           NEWMONT MINING          SANTA FE         SHARE OF   SHARE OF 0.43 SHARE
                               COMMON               COMMON          NEWMONT    NEWMONT  OF NEWMONT
                               STOCK                STOCK            MINING     MINING    MINING
       YEAR ENDED        -------------------- ------------------     COMMON     COMMON    COMMON
      DECEMBER 31,       EARNINGS   DIVIDENDS EARNINGS DIVIDENDS     STOCK     STOCK(1)  STOCK(2)
------------------------ --------   --------- -------- ---------    --------   -------- ----------
1994....................  $0.70       $0.48    $0.46       N/A(/3/)  $0.80      $0.34     $0.21
1995....................  $1.17       $0.48    $0.30     $0.05       $0.95      $0.41     $0.21
1996....................  $0.86(A)    $0.48    $0.16     $0.05       $0.67(B)   $0.29     $0.21

(A) As adjusted, earnings are $0.89 for the pro forma effect of the Minera Yanacocha Acquisition.
(B) Includes adjustment for the pro forma effect of the Minera Yanacocha Acquisition.

                                                    PRO FORMA BOOK VALUE
                                                GIVING EFFECT TO THE MERGER
                                                    AND THE CONTRIBUTION
                                                       TRANSACTION(5)
                                              --------------------------------
                                               PER SHARE OF  PER 0.43 SHARE OF
                                              NEWMONT MINING  NEWMONT MINING
                                NEWMONT SANTA     COMMON          COMMON
                                MINING   FE      STOCK(4)        STOCK(1)
                                ------- ----- -------------- -----------------
Book value per share at
 December 31, 1996............. $10.30  $4.12     $9.40            $4.04

--------
(/1/Amounts)are calculated by multiplying Newmont Mining's pro forma combined amounts by the exchange ratio of 0.43.
(/2/Amounts)represent historical Newmont Mining dividends per common share multiplied by the exchange ratio of 0.43. For a discussion of Newmont Mining's current and future dividend policy, see "Comparative Stock Prices; Dividends."
(/3/Until)June 1994, Santa Fe was a wholly owned subsidiary of SFP. See "The
    Companies--Santa Fe."
(/4/Amount)is calculated by dividing total pro forma common stockholders' equity by the pro forma total outstanding shares of Newmont Mining Common Stock after the Merger and the Contribution Transaction (156.1 million shares) based upon the number of shares of Newmont Mining Common Stock and shares of Santa Fe Common Stock outstanding on December 31, 1996.
(/5/The)Minera Yanacocha Acquisition has no impact on book value.

                      COMPARATIVE STOCK PRICES; DIVIDENDS

  The Newmont Mining Common Stock is listed and principally traded on the NYSE (under the symbol "NEM") and is also listed on the Paris Bourse, the Brussels Stock Exchange and the Swiss Stock Exchanges. Applications to list the Newmont Mining Common Stock to be issued pursuant to Merger will be filed with all exchanges on which the Newmont Mining Common Stock is listed. The Santa Fe Common Stock is listed on the NYSE (under the symbol "GLD"). For per share historical price information for Newmont Mining Common Stock and Santa Fe Common Stock, see "Comparative Stock Prices; Dividends."

  The following table sets forth for the days indicated the last reported sale price, as reported on the NYSE Composite Tape, of the Newmont Mining Common Stock and the Santa Fe Common Stock and the price per share of 0.43 of a share of Newmont Mining Common Stock based upon the last reported sale price of Newmont Mining Common Stock for such days.

                            NEWMONT                   PRICE PER 0.43 OF A SHARE OF
                         MINING CLOSING   SANTA FE           NEWMONT MINING
                             PRICE      CLOSING PRICE         COMMON STOCK
                         -------------- ------------- ----------------------------
December 4, 1996(/1/)...     $47.50        $11.88                $20.43
January 6, 1997(/2/)....     $41.25        $14.25                $17.74
March 7, 1997(/3/)......     $44.13        $17.38                $18.98
April   , 1997(/4/).....     $             $                     $

--------
(/1/) The last trading day preceding public announcement of Newmont Mining's original offer of 0.33 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock.
(/2/) The last trading day preceding public announcement of Newmont Mining's revised offer of 0.40 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock.
(/3/) The last trading day preceding public announcement of the Merger
  Agreement.

(/4/) The last trading day preceding the date of this Joint Proxy
  Statement/Prospectus.

  For a discussion of the dividend policies of Newmont Mining and Santa Fe, see "Comparative Stock Prices; Dividends."

                                  RISK FACTORS

  The risk factors discussed below should be considered (i) by Santa Fe stockholders, in evaluating whether to vote for the approval and adoption of the Merger Agreement and thereby become holders of Newmont Mining Common Stock, and (ii) by Newmont Mining stockholders, in evaluating whether to vote for the Newmont Mining Certificate Amendment and the Share Issuance. These factors should be considered in conjunction with the other information contained in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein.

GOLD PRICE VOLATILITY

  Newmont Mining's principal asset is an approximately 91% interest in Newmont Gold, a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. Santa Fe also is engaged in the mining and processing of gold ores and the exploration and development of gold properties. The profitability of the current operations of each of Newmont Gold and Santa Fe is significantly affected by changes in the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond Newmont Mining's or Santa Fe's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The current demand for and supply of gold affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the cost of production at any or all of Newmont Gold's or Santa Fe's respective operations, Newmont Gold or Santa Fe, as the case may be, could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects. Newmont Gold's weighted average total cash cost of equity production for its worldwide operations was $220 per ounce of gold sold in 1996, $210 in 1995 and $202 in 1994. Santa Fe's total cash cost of production per ounce was $215 in 1996, $194 in 1995 and $182 in 1994.

  The gold market generally is characterized by volatile prices. The volatility of gold prices is illustrated in the following table of annual high, low and average afternoon fixing prices for gold per ounce on the London Bullion
Market:

        YEAR                                                   HIGH LOW  AVERAGE
       -----                                                   ---- ---- -------
       1987................................................... $500 $390  $446
       1988................................................... $484 $395  $437
       1989................................................... $416 $356  $381
       1990................................................... $424 $346  $383
       1991................................................... $403 $344  $362
       1992................................................... $360 $330  $344
       1993................................................... $406 $326  $360
       1994................................................... $396 $370  $384
       1995................................................... $396 $372  $384
       1996................................................... $415 $367  $388
       1997 (through March 26)................................ $367 $338  $351

--------
Source of Data: Metals Week and Reuters.

  On March 26, 1997, the afternoon fixing price for gold on the London Bullion Market and the spot market price of gold per ounce on the New York Commodity Exchange was $351.

IMPACT OF HEDGING ACTIVITIES

  Hedging activities are intended to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, it may also limit the price that can be received on hedged ounces, subject to forward sales and call options, resulting in such company foregoing the realization of revenues to the extent the market price of gold exceeds the gold price in a forward sale or call option contract.

  Newmont Gold did not hedge any of its production in 1995. However, Newmont Gold entered into hedging transactions beginning in January 1996 which are effective through December 2000 with respect to production from its Minahasa project in Indonesia. These transactions consist of forward sales of 125,000 ounces per year at an average price of $454 per ounce of gold, plus 40% of the amount by which the market price exceeds the forward sales price. At December 31, 1996, Santa Fe had forward sales contracts made on a spot deferred basis ("spot deferred contracts") totalling approximately 1.7 million ounces of gold for delivery in 1997 and 1998 at a weighted average price of $416 per ounce. Santa Fe also had written call options outstanding on 400,000 ounces at weighted average prices of $464 per ounce, as well as purchased put options of
1.2 million ounces at a weighted average price of $375 per ounce. The call options expire at the rate of approximately 33,000 ounces per month for each month of 1997. The put options expire at the rate of 100,000 ounces per month for each month of 1997.

PRODUCTION ESTIMATES

  Estimates of future production for particular properties for each of Newmont Gold and Santa Fe as a whole are derived from annual mining plans prepared by each of Newmont Gold and Santa Fe, as the case may be. Such plans have been developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and cost of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed, actual ore mined varying from estimates of grade and metallurgical and other characteristics, mining dilution, pitwall failures or cave-ins, strikes and other actions by labor at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility reports prepared by company personnel and/or outside consultants) but, as such estimates do not have the benefit of actual experience, there is a greater likelihood that actual results will vary from the estimates.

ORE RESERVE ESTIMATES

  The proven and probable reserve figures presented in the 1996 Newmont Mining 10-K and the 1996 Santa Fe 10-K, which are each incorporated in this Joint Proxy Statement/Prospectus by reference and included on a combined basis herein under "Pro Forma Net Proven and Probable Reserves," are estimates and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of the relevant company's proven and probable ore reserves.

  The gold price used in estimating Newmont Gold's proven and probable reserves as of December 31, 1996 was $400 per ounce. Newmont Gold believes that if its reserve estimates were to be based on a gold price as low as $300 per ounce with current operating costs, 1996 year-end reserves would decrease by approximately 25%. The gold price used in estimating Santa Fe's proven and probable reserves as of December 31, 1996 was $400 per ounce. Santa Fe believes that if its reserve estimates were based on a gold price of $300 per ounce, with current operating costs, reserves as of December 31, 1996 would decrease by approximately 35%.

REGULATION, ENVIRONMENTAL RISKS AND UNPATENTED MINING CLAIMS

  Domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Newmont Gold has been, and Newmont Gold and Santa Fe may in the future be, subject to clean-up liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws which establish clean-up liability for the release of hazardous substances. Newmont Gold has interests in certain sites associated with former mining activities for which clean-up liabilities exist. For two of these sites, no formal plans for clean-up have been approved by governmental authorities. Although Newmont Gold believes it has made adequate provisions in its financial statements for cleanup costs, it cannot guarantee that such provisions will be adequate. The estimate of such costs is periodically reviewed by Newmont Gold's management and adjustments to the liability for such costs are made when new information so dictates. In the context of environmental permitting, including the approval of reclamation plans, Newmont Gold and Santa Fe must comply with standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with the compliance with such laws, regulations and permits could become such that Newmont Gold or Santa Fe would not proceed with the development of a project or the operation or further development of a mine.

  Amendments to current laws and regulations governing operations and activities of mining companies are actively considered from time to time and could have a material adverse impact on Newmont Gold and/or Santa Fe.

  In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on U.S. Federal lands. Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. Federal lands. If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by Newmont Gold and Santa Fe on such U.S. Federal lands and could have an adverse effect on the results of operations of Newmont Gold and Santa Fe. In addition, in 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on U.S. Federal lands. In October 1994, a moratorium on the processing of new patent applications was approved. While such moratorium currently remains in effect, its future is unclear.

  Approximately 16% of Newmont Gold's proven and probable reserves in the U.S. are located on unpatented mining claims on U.S. Federal lands, the remainder being located on private land. As of December 31, 1996, approximately 29% of Santa Fe's proven and probable reserves were located on unpatented mining claims on U.S. Federal lands.

  Santa Fe is a party to two lawsuits involving the completion of the patenting process on certain unpatented mining claims. See Item 3 of the 1996 Santa Fe 10-K which is incorporated by reference herein. See "Incorporation of Certain Information by Reference."

RISKS OF FOREIGN INVESTMENTS

  Certain of Newmont Gold's and Santa Fe's activities are located in foreign countries. Newmont Gold's foreign investments include operations and exploration projects in Peru, Indonesia and Uzbekistan. Newmont Gold also has exploration and/or development projects in Mexico, Ecuador, the Caribbean and certain countries in Asia. Santa Fe's foreign investments include exploration projects in Canada, Mexico, Brazil, Chile, Kazakstan, the Kyrgyz Republic, Ghana and Burkina Faso.

  Foreign mining investments are subject to the risks normally associated with conducting business in foreign countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, risks relating to changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. There can be no assurance that such problems will not arise in the future. While political risk insurance has been obtained to cover a portion of Newmont Gold's investments in Peru, Indonesia and Uzbekistan against certain expropriation, war, civil unrest and political violence risks, such insurance is limited by its terms to the particular risks specified therein and is subject to certain exclusions. See "The Companies--Newmont Mining." There can therefore be no assurance that claims would be paid under such insurance in connection with a particular event in a foreign country. Foreign investments may also be adversely affected by laws and policies of the U.S. affecting foreign trade, investment and taxation.

  In certain of the countries other than the United States where Newmont Gold and/or Santa Fe have operations or conduct exploration activities, the mineral rights are owned by the relevant governments. Such governments have entered into contracts with or granted concessions that enable Newmont Gold and its subsidiaries and Santa Fe and its subsidiaries to conduct operations or exploration activities on such lands. See "The Companies." Notwithstanding such arrangements, Newmont Gold's and Santa Fe's ability to conduct its operations or exploration activities on such lands is subject to changes in government policy over which neither Newmont Gold nor Santa Fe has any control. If such a change were to occur that affected the right of Newmont Gold or any of its subsidiaries or Santa Fe or any of its subsidiaries to conduct operations or exploration activities, it could have a material adverse effect on the results of operations of Newmont Gold or Santa Fe, as the case may be.

SPECULATIVE NATURE OF GOLD EXPLORATION AND UNCERTAINTY OF DEVELOPMENT PROJECTS

  Gold exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that any company's gold exploration efforts will be successful. Success in increasing reserves is the result of a number of factors, including the quality of management, the company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that Newmont Gold's or Santa Fe's exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

  Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the gold from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

MINING RISKS AND RISK OF NONAVAILABILITY OF INSURANCE

  The business of gold mining generally is subject to a number of risks and hazards, including gold bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement or hazardous weather conditions or other unfavorable operating conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

  Each of Newmont Gold and Santa Fe maintains property and liability insurance against risks which are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.

INTEGRATION OF NEWMONT GOLD AND SANTA FE AND NONREALIZATION OF SYNERGIES/COST SAVINGS

  The Merger would involve the integration of companies that have previously operated independently. No assurance can be given that Newmont Gold will integrate the respective operations of Newmont Gold and Santa Fe without encountering difficulties or experiencing the loss of important Newmont Gold or Santa Fe personnel or that the benefits expected from such integration will be realized. In addition, there can be no assurance that Newmont Gold will realize anticipated pre-tax cash cost savings of synergies from the Merger, which are estimated to be between $70 million and $80 million annually beginning in 1998. Regardless of the actual level of cost savings realized by a combined Newmont Gold/Santa Fe entity, the level of savings realized in 1997 would be offset by transaction costs of approximately $125 million, including the one-time payment by Santa Fe of a $65 million termination fee to Homestake. See "The Merger--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board."

PROPOSED REPEAL OF PERCENTAGE DEPLETION FOR NONFUEL MINERALS MINED ON CERTAIN FEDERAL LANDS

  Newmont Gold and Santa Fe currently benefit from the percentage depletion allowance permitted under current law. Taxpayers may, subject to limitations, claim deductions for the depletion of mineral resources. Such deductions may be based upon the taxpayer's tax cost of the mineral resources ("cost depletion") or upon a portion of the gross or net revenues from sales of the mineral resources ("percentage depletion"). The proposed 1998 U.S. Federal budget would repeal the current percentage depletion provisions for nonfuel minerals, including gold, extracted from any land where title to the land or the right to extract minerals from such land was originally obtained pursuant to the provisions of the General Mining Law. The proposal is stated only in general terms and does not provide specific details as to its potential operation, including the lands that will ultimately be affected. It is uncertain whether the repeal of these provisions will ultimately be adopted. If adopted, however, such repeal could have an adverse effect on the results of operations of Newmont Gold and Santa Fe. The magnitude of such effect currently cannot be determined and will be affected by several factors, including the specific landholdings of Newmont Gold and Santa Fe that are actually impacted, the level of future production from such landholdings and future gold prices (see "--Gold Price Volatility").

MINERA YANACOCHA DECISION

  Due to a favorable decision by the Peruvian Superior Court in February 1997 in connection with Newmont Gold's interest in Minera Yanacocha, Newmont Gold increased for reporting purposes its interest in Minera Yanacocha from 38% to 51.35%. Consequently, Newmont Mining and Newmont Gold will begin consolidating Minera Yanacocha in their financial statements in 1997. See "The Companies-- Newmont Mining." The opposing parties in the litigation have filed a request for review of the decision with the Peruvian Supreme Court. Although Peruvian counsel has advised Newmont Gold that decisions of the Peruvian Superior Court can be modified by the Peruvian Supreme Court only in very limited circumstances and that it is not likely that further review will be granted in this matter, there can be no assurances that such review will not be granted. In the event such review is granted, there can be no assurance that the Peruvian Supreme Court will not modify the decision of the Peruvian Superior Court in a way that could have a material adverse effect on the results of operations of Newmont Gold.

                          THE STOCKHOLDERS' MEETINGS

SANTA FE SPECIAL MEETING

  The Santa Fe Special Meeting will be held at 10:00 a.m., local time, on May 5, 1997, at the Albuquerque Marriott, 2101 Louisiana Boulevard, N.E., Albuquerque, New Mexico 87110. At the Santa Fe Special Meeting, the holders of shares of Santa Fe Common Stock will be asked to consider the following matters:

    1. A proposal to approve and adopt the Merger Agreement.

    2. The transaction of such other business as may properly come before the Santa Fe Special Meeting or any adjournments or postponements thereof.

  The approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Santa Fe Common Stock outstanding on the Santa Fe Record Date.

  Only the record holders of Santa Fe Common Stock on the Santa Fe Record Date are entitled to receive notice of and to vote at the Santa Fe Special Meeting. At the close of business on the Santa Fe Record Date, there were 131,552,156 shares of Santa Fe Common Stock outstanding held by 47,373 record holders.

  Each share of Santa Fe Common Stock entitles its owner to one vote. The holders of a majority of the shares entitled to vote at the Santa Fe Special Meeting must be present in person or by proxy in order to constitute a quorum for all matters to come before the meeting. In the event a quorum is not present at the Santa Fe Special Meeting, the meeting will be adjourned or postponed to solicit additional proxies. The Santa Fe Board is not aware of any matters to be presented at the Santa Fe Special Meeting other than the approval and adoption of the Merger Agreement.

  As of the Record Date, all directors and executive officers of Santa Fe as a group beneficially owned approximately 381,760 shares of outstanding Santa Fe Common Stock, constituting in the aggregate less than 1% of the outstanding Santa Fe Common Stock. Each such director and executive officer of Santa Fe has indicated his or her present intention to vote, or cause to be voted, the shares of Santa Fe Common Stock owned by him or her "FOR" the proposal to approve and adopt the Merger Agreement.

  THE SANTA FE BOARD RECOMMENDS THAT THE SANTA FE STOCKHOLDERSVOTE "FOR" THE
              PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

NEWMONT MINING ANNUAL MEETING

  The Newmont Mining Annual Meeting will be held at 11:30 a.m., local time, on May 5, 1997, at The Forum, Norwest Bank Lobby, 1740 Broadway, Denver, Colorado 80274. At the Newmont Mining Annual Meeting, the holders of Newmont Mining Common Stock will be asked to consider the following matters:

    1. The election of ten directors to serve for a term of one year each.

    2. A proposal to approve the Newmont Mining Certificate Amendment (the full text of which is included as Appendix D to this Joint Proxy Statement/Prospectus).

    3. A proposal to authorize the Share Issuance. Pursuant to the Merger Agreement, Santa Fe will become a wholly owned subsidiary of Newmont Mining and each share of Santa Fe Common Stock outstanding will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock.

    4. The transaction of such other business as may properly come before the Newmont Mining Annual Meeting or any adjournments or postponements thereof.

  Directors will be elected by a favorable vote of a plurality of the shares of Newmont Mining Common Stock present and entitled to vote in person or by proxy at the Newmont Mining Annual Meeting. The Newmont Mining Certificate Amendment requires the approval of the holders of a majority of the outstanding shares of Newmont Mining Common Stock. The Share Issuance requires the approval of a majority of the votes cast on such matter, provided that the total vote cast represents more than 50% of the outstanding shares of Newmont Mining Common Stock. Approval by the stockholders of Newmont Mining of the Newmont Mining Certificate Amendment is a condition to the Share Issuance and approval of both the Newmont Mining Certificate Amendment and the Share Issuance are conditions to the Merger.

  Only the record holders of Newmont Mining Common Stock on the Newmont Mining Record Date are entitled to receive notice of and to vote at the Newmont Mining Annual Meeting. At the close of business on the Newmont Mining Record Date, there were 99,522,778 shares of Newmont Mining Common Stock outstanding held by 5,036 record holders.

  Each share of Newmont Mining Common Stock entitles its owner to one vote. The holders of a majority of the shares entitled to vote at the Newmont Mining Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. In the event a quorum is not present at the Newmont Mining Annual Meeting, the meeting will be adjourned or postponed to solicit additional proxies. The Newmont Mining Board is not aware of any matters to be presented at the Newmont Mining Annual Meeting other than the election of directors, the Newmont Mining Certificate Amendment and the Share Issuance.

  As of the Newmont Mining Record Date, all directors and executive officers of Newmont Mining as a group beneficially owned 654,957 shares of Newmont Mining Common Stock, constituting in the aggregate less than 1% of the outstanding Newmont Mining Common Stock. Each such director and executive officer of Newmont Mining has indicated his or her present intention to vote, or cause to be voted, the Newmont Mining Common Stock owned by him or her (i) "FOR" all of the director nominees, (ii) "FOR" the Newmont Mining Certificate Amendment and (iii) "FOR" the Share Issuance.

 THE NEWMONT MINING BOARD RECOMMENDS THAT THE NEWMONT MINING STOCKHOLDERS VOTE
   "FOR" ALL OF THE DIRECTOR NOMINEES, "FOR" THE NEWMONT MINING CERTIFICATE
                 AMENDMENT AND "FOR" THE SHARE ISSUANCE.

VOTING OF PROXIES

  All shares of common stock represented by properly executed proxies received in time for each of the Newmont Mining Annual Meeting and the Santa Fe Special Meeting (each a "Stockholders' Meeting" and together, the "Stockholders' Meetings") will be voted at the Stockholders' Meetings in the manner specified by the holders thereof. Properly executed proxies for shares of Newmont Mining Common Stock that do not contain voting instructions will be voted to elect the directors nominated by the Newmont Mining Board, in favor of the Newmont Mining Certificate Amendment and in favor of the Share Issuance. Properly executed proxies for Santa Fe Common Stock that do not contain voting instructions will be voted in favor of approval and adoption of the Merger Agreement. Abstentions and broker "non-votes" as to particular matters will be counted for purposes of determining whether a quorum is present at the Stockholders' Meetings. In the case of the approval of the Newmont Mining Certificate Amendment by the Newmont Mining stockholders and, in the case of the approval and adoption of the Merger Agreement by the Santa Fe stockholders, both abstentions and broker "non-votes" will have the effect of a vote against such matter. In the case of the approval of the Share Issuance by the Newmont Mining stockholders, abstentions will be counted in tabulations of the votes cast and, therefore, will have the same effect as votes against the relevant proposal, whereas broker "non-votes" and, in the case of the election of directors by the Newmont Mining stockholders, abstensions, will not be counted for purposes of determining whether such proposal has been approved. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner.

REVOCABILITY OF PROXIES

  The granting of a proxy on the enclosed Newmont Mining or Santa Fe form of proxy does not preclude a stockholder from voting in person. A stockholder who executes a proxy may revoke it at any time prior to its exercise by filing with the Secretary of Newmont Mining (in the case of a Newmont Mining stockholder) or with the Secretary of Santa Fe (in the case of a Santa Fe stockholder) a written notice of revocation, by submitting a duly executed proxy bearing a later date than the original proxy or by appearing at the applicable Stockholders' Meeting and voting in person. Attendance at the relevant Stockholders' Meeting will not, in and of itself, constitute revocation of a proxy. Written notice revoking a Newmont Mining proxy should be sent to the attention of the Secretary of Newmont Mining at 1700 Lincoln Street, Denver, Colorado 80203. Written notice revoking a Santa Fe proxy should be sent to the attention of the Secretary of Santa Fe at 6200 Uptown Boulevard NE, Suite 400, Albuquerque, New Mexico 87110.

SOLICITATION OF PROXIES

  Each of Newmont Mining and Santa Fe will bear the cost of the solicitation of proxies from its own stockholders, except that Newmont Mining and Santa Fe will share equally the cost of printing and mailing this Joint Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of each of Newmont Mining and Santa Fe may solicit proxies from the stockholders of such company by telephone or telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Newmont Mining and Santa Fe will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Georgeson & Company, Inc. ("Georgeson") will assist in the solicitation of proxies by Newmont Mining and Santa Fe and will receive a fee of $16,000 and reimbursement of expenses.

                                 THE COMPANIES

NEWMONT MINING

  Newmont Mining was incorporated in 1921 under the laws of Delaware. Its principal asset is approximately 91% of the outstanding shares of Newmont Gold Common Stock. Newmont Gold is engaged, directly and through its subsidiaries and affiliates, in gold production, exploration for gold and acquisition of gold properties worldwide.

  Effective January 1, 1994, Newmont Gold acquired all of the operations and assets of Newmont Mining, except for the shares of Newmont Gold Common Stock retained by Newmont Mining, and Newmont Gold assumed all of Newmont Mining's liabilities. The number of outstanding shares of Newmont Mining Common Stock now equals the number of shares it owns of Newmont Gold Common Stock so that stockholders of both companies have identical per share interests in the reserves, production, earnings and dividends of Newmont Gold. The income statements and balance sheets for the two companies are virtually the same with the only difference being the minority interest in Newmont Gold reflected in Newmont Mining's income statements and balance sheets.

  In conjunction with the Merger, Newmont Mining and Newmont Gold will enter into the Contribution Transaction. See "The Merger--The Contribution Transaction." When the Contribution Transaction is consummated, Santa Fe will become a wholly owned subsidiary of Newmont Gold and the number of outstanding shares of Newmont Mining Common Stock will continue to be equal to the number of shares of Newmont Gold Common Stock owned by Newmont Mining. The Contribution Transaction is subject to approval by the holders of a majority of the outstanding shares of Newmont Gold Common Stock. Newmont Gold will seek such approval of its stockholders at its 1997 Annual Meeting of its stockholders, which is scheduled to be held on May 5, 1997. Since Newmont Mining owns approximately 91% of the outstanding shares of Newmont Gold Common Stock, it has sufficient voting power to approve the Contribution Transaction without the vote of any other stockholder of Newmont Gold. Newmont Mining will vote its shares of Newmont Gold Common Stock in favor of the Contribution Transaction. Upon consummation of the Contribution Transaction, Newmont Mining will own approximately 94% of the outstanding shares of Newmont Gold Common Stock.

  As of March 26, 1997 there were 109,938,688 shares of Newmont Gold Common Stock outstanding, of which 99,522,778 shares were owned by Newmont Mining. In addition, as of that date, there were outstanding options to acquire 2,389,512 shares of Newmont Gold Common Stock, all of which were owned by Newmont Mining.

  Substantially all of Newmont Mining's consolidated sales and operating profit in 1995 and 1994 related to its gold mining activities in the U.S. In 1996, Newmont Mining's consolidated sales resulted from operations in the U.S., Uzbekistan and Indonesia. In 1996, 74% of Newmont Gold's equity production of gold related to its U.S. operations and 26% of such production related to its foreign operations. Approximately 19% of Newmont Mining's consolidated assets related to its foreign operations at December 31, 1996.

  Newmont Gold produced approximately 2.3 million equity ounces of gold in 1996 and had proven and probable reserves at December 31, 1996 of approximately 37.1 million equity ounces of gold. Proven and probable reserves have grown 96% since 1990 almost entirely as the result of internal exploration. Production in 1996 was 23% higher than in 1995. Weighted average total cash costs per ounce of equity production of Newmont Gold were $220, $210 and $202 for 1996, 1995 and 1994, respectively. On a pro forma basis, giving effect to the additional 13.35% interest in Minera Yanacocha discussed below, Newmont Gold's equity production for 1996 would have been 2.4 million ounces at a total cash cost on that production of $214 per ounce.

  Newmont Gold discovered gold near Carlin, Nevada in 1961. The Carlin Trend is the largest gold district discovered in North America in this century. Since it began production in 1965, through the end of 1996, Newmont Gold has produced approximately 18.7 million ounces of gold from the Carlin Trend. On the Carlin Trend, Newmont Gold operates a wide array of processing facilities including oxide mills, a refractory ore treatment plant, oxide leaching facilities and bio-oxidation facilities.

  In 1986, Newmont Gold discovered the Yanacocha gold deposit in Peru, which has since become the largest gold district in South America. Minera Yanacocha began production in 1993. Production for 1996 was approximately 811,400 ounces of gold, of which Newmont Gold's 38% equity interest was approximately 308,300 ounces of gold. Due to a favorable decision in February 1997 by the Peruvian Superior Court in the litigation described below, Newmont Gold is considered to have acquired for reporting purposes an additional 13.35% interest in Minera Yanacocha in 1997, bringing Newmont Gold's ownership interest in Minera Yanacocha to 51.35%.

  In November 1993, the French government announced its intention to privatize the mining assets of Bureau de Recherches Geologiques et Minieres, the geological and mining bureau of the French government ("BRGM"), and in September 1994 BRGM announced its intention to transfer its 24.7% interest in Minera Yanacocha to another entity. Newmont Gold and Compania de Minas Buenaventura, S.A. ("Buenaventura"), then 38.0% and 32.3% owners of Minera Yanacocha, respectively, filed suit in Peru to seek enforcement of a provision in the by-laws of Minera Yanacocha, giving shareholders preemptive rights on the proposed sale or transfer of any shareholder's interest. The caption of the suit is Compania Minera Condesa et al. vs. Bureau de Recherches Geologiques et Minieres, Case No. 944-94-A (300-96RC), Fifth Specialized Civil Court In and For Lima. In February 1995, an appellate court in Peru issued a preliminary ruling in favor of Newmont Gold and Buenaventura, both of whom elected to exercise their preemptive rights to acquire their proportionate share of the 24.7% interest. In accordance with the court ruling, Minera Yanacocha canceled the BRGM shares and issued shares representing interests in Minera Yanacocha of 13.35% to Newmont Gold and 11.35% to Buenaventura. Newmont Gold deposited $48.6 million for its additional interest, together with the additional shares, with a Peruvian bank pending the final resolution of the case. The trial hearing in the case occurred in July 1996 and a ruling in Newmont Gold's and Buenaventura's favor was issued in September 1996. The trial court ruling provided that Newmont Gold and Buenaventura have the right to acquire the 24.7% interest for a purchase price of $109.3 million, $59.1 million attributable to the 13.35% interest of Newmont Gold. In February 1997, the Peruvian Superior Court upheld the decision of the trial court. As discussed above, as a result of the Superior Court's decision, Newmont Gold is considered to have acquired for reporting purposes the additional 13.35% interest in February 1997. Therefore, beginning in 1997, Newmont Gold and Newmont Mining will be consolidating Minera Yanacocha in their financial statements. Previously, Newmont Gold and Newmont Mining had accounted for the 38% interest in Minera Yanacocha on an equity basis. BRGM and other defendants in the suit have filed a request for review of the Superior Court decision by the Supreme Court of Peru. Peruvian counsel has advised Newmont Gold that decisions of the Superior Court can be modified by the Supreme Court only in very limited circumstances and that it is not likely that further review will be granted. See "Risk Factors -- Minera Yanacocha Decision."

  Newmont Gold was the first Western gold mining company to begin operations in the former Soviet Union, with the start-up of a crushing plant and heap-leach recovery operation in Uzbekistan in 1995. Newmont (Uzbekistan) Limited ("Newmont Uzbekistan"), a wholly owned subsidiary of Newmont Gold, entered into a joint venture agreement dated as of February 21, 1992 (the "Uzbek Agreement") with the State Committee for Geology and Mineral Resources and Navoi Mining and Metallurgical Combine, each a state entity of the Republic of Uzbekistan, pursuant to which the parties agreed to enter into a joint venture (the "Zarafshan-Newmont Joint Venture") to produce gold from existing stockpiles of low-grade oxide ore from the government-owned Muruntau mine and to sell such gold in the international gold markets. Newmont Uzbekistan has a 50% interest in the Zarafshan-Newmont

Joint Venture. Although not contractually obligated to do so, Newmont Uzbekistan has made, and may from time to time make, advances or contributions to the Zarafshan-Newmont Joint Venture to cover debt service requirements and other capital and operating costs. Unless earlier terminated pursuant to its terms, the Zarafshan-Newmont Joint Venture will continue for 20 years, subject to renewal for one additional period of 10 years at the option of Newmont Uzbekistan, and subject to renewal for additional periods upon the mutual agreement of all of the parties to the Uzbek Agreement. Production for the Zarafshan-Newmont Joint Venture began in the second half of 1995 and totalled approximately 326,500 ounces of gold (or 163,250 ounces attributable to Newmont Gold) in 1996.

  At the end of the first quarter of 1996, production began at Minahasa on the Indonesian island of Sulawesi. The venture produced 112,700 ounces of gold in 1996. Newmont Gold has an 80% interest in Minahasa, but accounts for 100% of the production proceeds and costs until its carried Indonesian partner's loan and interest thereon are repaid. Newmont Gold also has an 80% interest, with the same Indonesian partner having a 20% carried interest, in a second Indonesian project, Batu Hijau, which is a large copper/gold deposit on the island of Sumbawa. In order to bring copper experience into the project and assist with financing, Newmont Gold has signed a partnership agreement with Sumitomo Corporation under which, after Indonesian government approval of the partnership arrangement is obtained and required contributions are made by Newmont Gold and Sumitomo, Sumitomo will acquire a 35% interest in Batu Hijau and Newmont Gold will retain a 45% interest. At the end of 1996, the deposit contained approximately 10.6 billion pounds of copper and 12.1 million ounces of gold in proven and probable reserves in which Newmont Gold has an equity interest (assuming consummation of the transaction with Sumitomo) of 4.8 billion equity pounds of copper and 5.4 million equity ounces of gold. The project is awaiting various Indonesian governmental approvals to commence the construction process. Subject to obtaining these and other necessary governmental approvals and to completing financing arrangements, Newmont Gold believes that production could begin around the turn of the century.

  In addition, Newmont Gold has a 44% interest in La Herradura, a small open-pit mine in Mexico that is undergoing development and is scheduled to commence production in 1998.

  Advanced stage exploration and/or joint venture activities continue around each of these operations as well as in Alaska and Ecuador. Additional exploration is underway in Canada and certain countries in the Caribbean and Asia.

  In the countries outside the U.S. in which Newmont Gold currently has operations, the mineral rights are owned by the relevant governments. See "Risk Factors--Risks of Foreign Investments."

  In Indonesia, rights are granted to private parties to explore for and develop the mineral resources within defined areas through Contracts of Work entered into with the Indonesian government. In 1986, Newmont Gold entered into fourth generation Contracts of Work with the Indonesian government covering the Minahasa and Batu Hijau projects. Under the Contracts of Work, affiliates of Newmont Gold are granted the exclusive rights to explore the contract area, construct any required facilities and extract and process the mineralized materials and sell and export the minerals produced subject to certain Indonesian government approvals and payment of a royalty to the Indonesian government. Once mining facilities are constructed and mining operations commence, Newmont Gold has the right to continue operating the project for 30 years, or longer if approved by the Indonesian government. Under the Contracts of Work, beginning in the sixth year after mining operations commence (and continuing through the tenth year) Newmont Gold will be required to offer part of its interests in the projects to the Indonesian government or to Indonesian nationals (collectively the "Indonesian Parties"), thereby potentially reducing its interests to 49% in the case of Minahasa and 28% in the case of Batu Hijau by the end of the tenth year. The price at which such interests will be offered for sale to the Indonesian Parties is the highest of (i) the then current replacement cost, (ii) the price at which shares of the project company will be accepted for listing on the Jakarta Stock Exchange or (iii) the fair market value of such interests as a going concern.

  In Peru, rights to explore for and develop minerals are granted by the Peruvian government through concessions covering certain specified areas. The concessions are maintained in effect by paying an annual fee to the Peruvian government and through minimum levels of production. A concession system similar to the one in Peru exists in Mexico. In Uzbekistan, Newmont Gold has entered into contractual agreements with state entities to buy and process the stockpiled ore and has acquired rights to refine and export the gold produced through Decree and Rules from the Uzbekistan Cabinet of Ministers.

  Newmont Gold has obtained political risk insurance to mitigate political risks with respect to some of its foreign operations. In Peru, Newmont Gold has obtained political violence and expropriation coverage from the Overseas Private Investment Corporation ("OPIC") and the Multilateral Investment Guarantee Agency ("MIGA") to cover the costs of its equity investment. In Uzbekistan, Newmont Gold has obtained political violence and expropriation coverage from OPIC and MIGA to cover the costs of its equity investment and its loan guarantee obligations related to the financing of the project provided by the European Bank for Reconstruction and Development. In Indonesia, Newmont Gold has obtained expropriation coverage from a private insurance company with respect to its Minahasa project covering construction costs.

SANTA FE

  Santa Fe is engaged in the mining and processing of gold ores and the exploration and development of gold properties. It is one of the largest gold mining enterprises in North America, as measured by reserves and gold production, with a total of 18.1 million ounces of proven and probable gold reserves as of December 31, 1996, and total 1996 gold production of 852,000 ounces. Santa Fe's Twin Creeks Mine, which Santa Fe estimates to be the third largest primary gold mine in North America, and its Lone Tree Complex are located in northern Nevada; its Mesquite Mine is located in southern California. Santa Fe also explores and evaluates precious metals properties and prospects in North America, South America, Central Asia, West Africa and the Southwestern Pacific region.

  Santa Fe was incorporated in Delaware in 1983 and, until 1994, was a wholly owned subsidiary of SFP or its predecessor corporations. On June 23, 1994, Santa Fe completed an initial public offering of 14.6% of the outstanding Santa Fe Common Stock and on September 30, 1994, SFP distributed its remaining Santa Fe Common Stock to the SFP stockholders.

  Prior to 1984, Santa Fe's revenue and income were primarily derived from rents and royalties from leasing its mineral rights holdings in New Mexico and Arizona. In late 1984, Santa Fe began active mining operations when it opened the Lee Ranch Mine in northwestern New Mexico and began the surface mining and sale of coal. In 1987, Santa Fe acquired its first aggregates quarries from an SFP affiliate. By 1992, Santa Fe operated six aggregates quarries in five states in the West and Southwest.

  In 1987 and 1989, Santa Fe announced the discoveries of gold that led to the development and construction of the Rabbit Creek Mine and the Lone Tree Mine, respectively. Gold production commenced at the Rabbit Creek Mine in August 1990, and at the Lone Tree Mine in August 1991.

  On June 25, 1993, Santa Fe completed an asset exchange with Hanson Natural Resources Company ("HNRC"), an affiliate of Hanson PLC. In this exchange, HNRC's gold assets, which included the Chimney Creek Mine in Nevada, the Mesquite Mine in California, two advanced exploration projects in Nevada and Montana and other gold prospects in North America and Chile, were exchanged for essentially all of Santa Fe's coal and aggregates assets. Santa Fe thereafter consolidated the operations of the Rabbit Creek Mine with those of the Chimney Creek Mine, forming the Twin Creeks Mine.

  In late 1994, Santa Fe commenced an expansion project at the Twin Creeks
Mine for processing refractory sulfide ores. The project includes the addition of the Sage Mill which will contain two 4,000 tons-per-day autoclaves and other processing facilities. The first autoclave is expected to be commissioned in the second quarter of 1997 and the second in late 1997. The carbon-in-leach circuit of the Sage Mill commenced operation in September 1996 and oxide-ore processing commenced in November 1996. Commissioning of the sulfide ore processing circuit of the Sage Mill began following approval of the Plan of Operations by the Bureau of Land Management in January 1997.

  During 1995, Santa Fe began engineering and design work on a flotation mill for the processing of lower-grade refractory ores at the Lone Tree Mine. Construction of the flotation mill began during the first half of 1996, and production is expected to begin by the second quarter of 1997. Current plans include processing a portion of the flotation concentrates through the existing Lone Tree Mine autoclave, and the remainder through the Twin Creeks Mine autoclave.

  In May 1995, Santa Fe commenced development of the Trenton Canyon Mine, a conventional run-of-mine heap-leach operation within the Lone Tree Complex. Loading of ore onto heap-leach pads commenced in October 1996 with first gold production in December 1996.

  In September 1996, Santa Fe formed a 50/50 limited liability company with Hecla Mining Company for the development of the Rosebud Mine, an underground, high-grade oxide gold deposit located 50 miles west of Winnemucca, Nevada. Construction of the surface facilities and infrastructure began in August 1996 and production is expected to commence in mid-1997, subject to securing required permits.

  In October 1996, Santa Fe commenced mining operations at the Mule Canyon Mine (also part of the Lone Tree Complex) upon receipt of approval of the Plan of Operations by the Bureau of Land Management. In early November 1996, Santa Fe commenced shipments of Mule Canyon high-grade ore to the Lone Tree Mine for processing in its mill and pressure oxidation facility. On November 22, 1996, the first Mule Canyon gold was included in gold dore poured at the Lone Tree Mine. The majority of Mule Canyon ore is expected to be processed at the Twin Creeks Mine when the sulfide ore processing circuit of the Sage Mill is commissioned.

  In conjunction with its foreign exploration program, Santa Fe has acquired control, in its own name or through joint venture agreements, of approximately 12,500,000 acres of mineral rights in nine countries outside the U.S. Three significant foreign exploration projects include the Gurupi Project in Brazil, the Sharaltyn Project in Kazakstan and the Solton Sary Joint Venture in the Kyrgyz Republic. Santa Fe has conducted exploration activities during 1995 and 1996 on the Gurupi project in Brazil, held in a 50/50 joint venture with TVX Gold, Inc. In April 1995, Santa Fe was issued an exploration and mining license for the Sharaltyn Project in Kazakstan, initially held in a joint venture with two state-owned entities and in which Santa Fe had a 50% interest. In February 1997, Santa Fe entered into an agreement to acquire the remaining 50% interest in the joint venture for $3.05 million. In February 1996, Santa Fe entered into a joint venture agreement with a Krygyz Republic state-owned mining company for the exploration and potential development of the Solton Sary project. At all three locations exploration results for 1996 were encouraging and further drilling is planned for 1997.

                                  THE MERGER

GENERAL

  The Newmont Mining Board and the Santa Fe Board have approved the Merger Agreement, which provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), at the Effective Time, Newmont Mining, Sub and Santa Fe will consummate the Merger in which Sub will be merged with and into Santa Fe. Santa Fe will be the Surviving Corporation in the Merger and will be a wholly owned subsidiary of Newmont Gold. See "--The Contribution Transaction." Each outstanding share of Santa Fe Common Stock will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock. For more detailed information regarding the Merger Agreement, see "The Merger Agreement."

BACKGROUND OF THE MERGER

  From time to time, commencing shortly after it became a public company in 1994, Santa Fe has considered its strategic alternatives for maximizing stockholder value, including methods of increasing the multiples at which Santa Fe Common Stock trades. An attractive acquisition or business combination was regarded as a possible method for achieving this goal.

  Under applicable financial reporting and accounting rules, a company may not "initiate" a business combination to be accounted for as a pooling of interests within two years of the time that the company was a subsidiary of another company. Santa Fe ceased being a subsidiary of SFP on September 30, 1994. Accordingly, prior to October 1, 1996, Santa Fe could not "initiate" a business combination to be accounted for as a pooling of interests. Preliminary discussions are not generally regarded as the "initiation" of a business combination. Santa Fe and the Santa Fe Board were aware of, and were advised by Price Waterhouse regarding, these rules. Throughout the consideration of strategic alternatives, the Santa Fe Board was cognizant of acting in a manner designed to preserve the ability to complete a pooling of interests transaction after September 1996. See "--Anticipated Accounting Treatment."

  In September 1995, Santa Fe was approached by an investment bank which proposed that Santa Fe discuss a possible business combination with a major international gold company ("Gold Company A").

  On October 6, 1995, SBCW, which had acted as financial advisor to Santa Fe in the past, made a presentation to Santa Fe's management regarding an overview of strategic alternatives, including possible business combinations with certain gold companies, including Gold Company A.

  Later in October 1995, Santa Fe met with Gold Company A and both companies signed confidentiality agreements. Also in October 1995, another international gold company ("Gold Company B") approached Santa Fe regarding a possible business combination. In November 1995, Santa Fe, Gold Company A and Gold Company B held discussions regarding a possible three-way business combination. Neither Homestake Mining Company ("Homestake") nor Newmont Mining was involved in this possible transaction.

  On December 7, 1995, the Santa Fe Board met and discussed Santa Fe's strategic alternatives, including the possible three-way business combination. SBCW presented an analysis of the possible three-way business combination to the Santa Fe Board. During the period from December 1995 through February 1996, Santa Fe held various discussions with Gold Company A and Gold Company B regarding the possible three-way business combination.

  On January 19, 1996, Santa Fe retained SBCW to act as its financial advisor with respect to defining and implementing certain strategic options, including a possible acquisition or merger of equals. See "--Opinion of Santa Fe's Financial Advisor" for a description of the terms of SBCW's engagement.

  On January 25, 1996, and February 20, 1996, the Santa Fe Board met and considered, among other things, the status of the possible three-way business combination. SBCW made a presentation on the possible three-way combination to the Santa Fe Board at the January 25, 1996 meeting.

  Discussions and limited due diligence investigations regarding the possible three-way business combination continued on an intermittent basis until late spring 1996, at which time one of the other parties took certain corporate steps not involving the three-way business combination and, accordingly, discussions regarding such combination were terminated. Although it was contemplated that such business combination would be a stock-for-stock transaction, the parties never discussed possible exchange ratios.

  On March 4, 1996, at a meeting initiated by Harry M. Conger, then Chairman and Chief Executive Officer of Homestake, and Jack E. Thompson, then President of Homestake, Messrs. Conger and Thompson advised Patrick M. James, Chairman, President and Chief Executive Officer of Santa Fe, that Homestake believed that a combination of Homestake and Santa Fe would be in the best interests of both companies. Because the Santa Fe Board, although continuing to study Santa Fe's strategic options, had made no determination to alter its course of operating as an independent public company, Mr. James replied that Santa Fe believed its best interests would at the time be served by remaining independent.

  On March 28, 1996, the Santa Fe Board met and, among other things, continued to review Santa Fe's strategic alternatives, including the possibility of a business combination with certain gold companies (including Homestake and Newmont Mining), the acquisition of a gold company, the formation of a strategic alliance or remaining an independent company. SBCW made a presentation to the Santa Fe Board at this meeting regarding these matters.

  During the period from April 1996 to August 1996, representatives of Santa Fe held meetings with representatives of five other gold companies (none of which is referred to above), to discuss the possibility of a business combination.

  Members of senior management of Newmont Mining have from time to time over the past several years considered potential acquisition candidates in light of their belief that the mining industry would continue its trend toward greater consolidation. Various investment banking firms have, from time to time, made presentations to Newmont Mining's senior management relating to the mining industry and potential acquisition targets. In March 1996, Newmont Mining retained Goldman Sachs for the express purpose of exploring the possibility of a transaction with Santa Fe.

  In April 1996, at a meeting of the Gold Institute, a gold mining industry association, Ronald C. Cambre, Chairman, President and Chief Executive Officer of Newmont Mining, approached Mr. James and discussed with him the possibility of combining their businesses. During this discussion, Mr. Cambre provided Mr. James summary materials prepared by Newmont Mining and Goldman Sachs concerning the strategic rationale for a combination of Newmont Mining and Santa Fe, including potential synergies and reserves estimates.

  On April 29, 1996, Mr. Cambre sent a letter to Mr. James in which he thanked Mr. James for taking the time to meet with him at the Gold Institute meeting. Mr. Cambre reaffirmed his interest in the possibility of a business combination involving their two companies and indicated his desire to consummate a business combination between Newmont Mining and Santa Fe prior to the end of 1996. Mr. Cambre enclosed with the April 29 letter a briefing booklet providing further details and analyses relating to a potential combination of Newmont Mining and Santa Fe.

  On May 10, 1996, Mr. James called Mr. Cambre to respond to this letter and suggested the possibility of forming a technology joint venture with Newmont Mining to capitalize on each company's refractory ore processing technologies. Mr. James suggested that the joint venture would provide a forum for the two firms to work together. Mr. James deferred consideration of a possible business combination.

  On May 23, 1996, the Santa Fe Board met and continued its consideration of possible business combinations and other strategic alternatives.

  On July 17, 1996, following discussions between the parties earlier in July, Mr. Cambre sent a letter to Mr. James reiterating the interest of the Newmont Mining Board in exploring a business combination of Newmont Mining and Santa Fe. In the letter, Mr. Cambre noted that a combination of the two companies "has the potential to immediately create significant value for our respective shareholders" and set forth Newmont Mining's preliminary estimate of $30 to $40 million per year of operating and financial synergies. In the July 17 letter, Mr. Cambre also offered to meet with Mr. James or members of the Santa Fe Board at any time to discuss a possible transaction.

  On July 25, 1996, the Santa Fe Board met and continued its consideration of possible business combinations and other strategic alternatives. As a result of the previous discussions held with potential parties to business combinations and discussions at this and previous board meetings, the Santa Fe Board decided to focus its attention on Newmont Mining, Homestake and Gold Company A as the most favorable potential parties to a business combination. A few days later, in response to an inquiry from Santa Fe, Gold Company A informed Santa Fe that it was not interested in pursuing a business combination with Santa Fe.

  On August 2, 1996, at a meeting initiated by Mr. Thompson, Mr. Thompson reiterated to Mr. James Homestake's interest in a business combination between Santa Fe and Homestake. At this meeting, Mr. Thompson discussed the possible benefits of a combination of the two companies and Mr. Thompson presented Mr. James a letter which stated that Mr. Thompson looked forward to the possibility of combining Homestake and Santa Fe.

  On August 5, 1996, Mr. James called Mr. Cambre and said that at the present time Santa Fe was focused on internal development but would likely entertain business combination proposals at some future time.

  On August 8, 1996, Mr. Cambre sent a letter to Mr. James indicating Mr. Cambre's disappointment with the decision of the Santa Fe Board to not pursue a transaction at such time. Mr. Cambre noted in the August 8 letter Newmont Mining's belief that considerable shareholder value would be created by a merger of the two companies and said that he still would appreciate the opportunity to have a more in-depth discussion with Mr. James or members of the Santa Fe Board concerning the matter.

  In light of Santa Fe's focus at the time on a stand-alone business plan, on August 22, 1996, Mr. James sent a letter to Mr. Cambre in which he stated that Santa Fe did not believe that the time was right for Santa Fe to discuss a potential business combination with Newmont. On September 13, 1996, Mr. James called Mr. Thompson to advise him that Santa Fe was not interested in pursuing a business combination with any company at that time.

  On September 26, 1996, the Santa Fe Board met and continued its consideration of possible strategic alternatives, including to continue to operate as an independent public company. SBCW made a presentation to the Santa Fe Board at this meeting updating its analysis of possible strategic alternatives. As a result of, among other things, the expiration on October 1, 1996 of the two-year period during which Santa Fe could not "initiate" a transaction to be accounted for as a pooling of interests, the Santa Fe Board determined to explore actively a possible business combination, in addition to exploring other options to maximize stockholder value, including by remaining an independent company. The Santa Fe Board determined that it would be appropriate to begin the process by speaking to a single company, and determined to commence discussions with Newmont Mining, which had to that point presented more detailed information regarding the potential benefits of a business combination with Santa Fe than had Homestake.

  The Santa Fe Board then designated Mr. James and David H. Batchelder, a director of Santa Fe, as Santa Fe's negotiating team and directed Mr. James and Mr. Batchelder to commence discussions with Newmont Mining as to a possible business combination on or after October 1, 1996.

  On September 30, 1996, Mr. James telephoned Mr. Cambre and arranged for an October 1, 1996 meeting at Mr. Cambre's home. Mr. James indicated that Mr. Batchelder would be present at the meeting.

  On October 1, 1996, in response to Mr. James' request, Mr. Cambre and Wayne
W. Murdy, Executive Vice President and Chief Financial Officer of Newmont Mining, met with Mr. James and Mr. Batchelder. At the meeting, Mr. James indicated that, following discussions with members of the Santa Fe Board there was sufficient interest on the part of the Santa Fe Board regarding a possible business combination transaction with Newmont Mining to warrant further discussions. Mr. Batchelder said that he had been assigned by the Santa Fe Board to work with Mr. James on the matter, and that it would be helpful to further deliberations by the Santa Fe Board if Newmont Mining could provide Santa Fe with a potential indication of value (subject to due diligence) as a demonstration of Newmont Mining's level of interest. If the value indicated by Newmont Mining was of sufficient interest, Mr. Batchelder said that Santa Fe would be prepared to commence mutual due diligence investigations. Messrs. James and Batchelder said that Newmont Mining should concentrate on providing a premium price for Santa Fe's stockholders in a stock-for-stock transaction to be accounted for as a pooling of interests.

  In response to such request, on October 9, 1996, Mr. Cambre sent Mr. James a letter which stated that, based on, among other things, the information available to Newmont Mining and projections of potential synergies, Newmont Mining would be prepared to offer Santa Fe stockholders 0.32 to 0.35 of a share of Newmont Mining Common Stock per share of Santa Fe Common Stock in a tax-free stock-for-stock business combination to be accounted for as a pooling of interests. The range represented a premium of 23% to 35% over the market price of the Santa Fe Common Stock on October 8, 1996. Newmont Mining's proposal was subject to due diligence and to Santa Fe agreeing to negotiate exclusively with Newmont Mining for 60 days. In the letter, Mr. Cambre said that the merger agreement Newmont Mining was prepared to enter into would include Santa Fe granting Newmont Mining an option to purchase 19.9% of the outstanding shares of Santa Fe's Common Stock and a termination fee of a size consistent with standard practice. On October 17, 1996, at a meeting initiated by Mr. James, Mr. James and Mr. Batchelder discussed the letter with Mr. Cambre. At this meeting, Mr. Batchelder advised Mr. Cambre that the low end of Newmont Mining's proposed range of values was unacceptable, that an option to purchase Santa Fe Common Stock was not acceptable because it would prevent a subsequent transaction with another party from being accounted for as a pooling of interests, and that Santa Fe was not prepared to negotiate exclusively with Newmont at that point. Mr. Cambre responded that Newmont Mining had defined the range that it was then prepared to offer as precisely as then possible.

  On October, 17, 1996, the Santa Fe Board held a telephonic briefing at which Mr. James and Mr. Batchelder explained to the Santa Fe Board the status of their discussions with Newmont Mining.

  On October 25, 1996, Messrs. Cambre and James met to discuss their respective companies' management personnel and the management of the combined company after the proposed merger. At the beginning of the meeting, Mr. James presented to Mr. Cambre an executed copy of a confidentiality agreement in the form which the parties had discussed and negotiated earlier that week, which Mr. Cambre also subsequently executed. The confidentiality agreement entered into between Santa Fe and Newmont Mining did not contain any "standstill" provisions that would limit or preclude

Newmont Mining from making an acquisition offer directly to Santa Fe's stockholders or taking other actions in furtherance of any Newmont Mining acquisition attempt which might be made without the approval of the Santa Fe Board.

  Between October 25 and October 31, 1996, Mr. Cambre and Mr. James spoke several times concerning scheduling a due diligence meeting at which the parties would exchange information. During this period, Newmont Mining and Santa Fe began exchanging information, including certain non-public information, in order to facilitate the due diligence process. On November 1, 1996, Mr. Cambre sent Mr. James a letter confirming arrangements for the due diligence meeting, which had been rescheduled for November 8 and 9.

  On November 6, 1996, Mr. James received a letter from Mr. Thompson in which Mr. Thompson stated that he was prepared to recommend to the Board of Directors of Homestake (the "Homestake Board") a business combination between Homestake and Santa Fe which would include a share exchange ratio that would result in a premium for the Santa Fe stockholders, and that would result in the respective Santa Fe and Homestake stockholders sharing equally in the new, larger company.

  On November 7, 1996, Mr. James and Bruce Hansen, Senior Vice President-- Corporate Development of Santa Fe, met with another gold company, at the initiation of the other gold company, to discuss a possible business combination. The other gold company discussed a possible stock-for-stock transaction not involving a premium for the Santa Fe Common Stock. Mr. James informed the members of the Santa Fe Board of this meeting and Santa Fe determined that such transaction would not be as attractive to Santa Fe as a transaction with Newmont Mining or Homestake because it did not involve a premium.

  On November 8 and 9, 1996, representatives of Newmont Mining and Santa Fe, including, among others, Messrs. Cambre, Murdy, Batchelder and James and representatives of Goldman Sachs and SBCW, met in Dallas for a session which included presentations by each company concerning their future operations and projected performance and the opportunity of each company to ask questions of the other. Santa Fe's presentation included a presentation of Santa Fe's new five-year business plan, as well as a discussion of the restructuring plan which Mr. James had earlier discussed with Mr. Cambre.

  At a dinner meeting held on November 8, 1996 attended by Messrs. James, Batchelder, Cambre and Murdy, Mr. James and Mr. Batchelder requested that Newmont Mining submit a formal proposal to the Santa Fe Board and they agreed to send to Mr. Cambre a letter setting forth the items Santa Fe wanted Newmont Mining to address in its proposal. In addition, Mr. Batchelder informed Messrs. Cambre and Murdy that Newmont Mining was not the only party with whom Santa Fe was discussing a possible business combination.

  On November 12, 1996, at a meeting initiated by Mr. Thompson, Mr. James and Mr. Thompson discussed Mr. Thompson's November 6 letter and Mr. Thompson's views of the benefits of a business combination between Santa Fe and Homestake.

  On November 13, 1996, at a telephonic briefing, the Santa Fe Board discussed the status of Mr. James' and Mr. Batchelder's discussions with Newmont Mining. Mr. James also reported on his conversation with Mr. Thompson. The Santa Fe Board then authorized Mr. James and Mr. Batchelder to determine on what terms Homestake would be willing to proceed with a possible business combination.

  On November 13, 1996, Mr. James sent a letter to Mr. Cambre setting forth a list of items he indicated that Santa Fe wanted Newmont Mining to address as part of its proposal. These included the specific exchange ratio and the structure of the exchange ratio, including pricing structure and collar and termination provisions, the major provisions of a merger agreement, details of the number and nature of board positions expected to be made available to existing directors of Santa Fe, an indication of the potential future roles within the combined organization of Santa Fe's current senior management, the treatment of Santa Fe's stock option and benefit plans and the manner in which service seniority would be handled, the type and amount of synergies to be realized in a combination of the two companies and an explanation of the proposed structure of the transaction, in particular addressing the mechanism by which Santa Fe would be combined with Newmont Gold and the approach to the management of the Newmont Gold minority interest.

  On November 13, 1996, Mr. James called Mr. Thompson to suggest that the management of the two companies meet in Tucson, Arizona, on the weekend of November 16 and 17, 1996, to discuss their companies and the possible benefits of a business combination between them. Mr. James advised Mr. Thompson that Homestake should prepare a due diligence presentation if it wanted to be considered by Santa Fe in a strategic transaction. Mr. James asked Mr. Thompson to clarify the statement in Mr. Thompson's November 6, 1996 letter to the effect that Santa Fe and Homestake stockholders would share equally in the new larger company. Mr. Thompson said that he contemplated an exchange ratio of one share of common stock of Homestake, par value $1.00 per share ("Homestake Common Stock"), for each share of Santa Fe Common Stock. Mr. James said that such exchange ratio would be inadequate.

  On November 15, 1996, Mr. James and Mr. Cambre spoke by telephone concerning personnel matters and agreed to meet in New York with Hay Associates, a personnel consulting firm, to discuss personnel matters and the selection of management for the combined entity.

  On November 17, 1996, Santa Fe signed a confidentiality agreement with Homestake. On November 17 and 18, 1996, representatives of Santa Fe and Homestake met in Tucson, Arizona, to make due diligence presentations to each other and to discuss the benefits of a business combination.

  On November 18, 1996, Mr. James gave Mr. Thompson a letter stating that Homestake should submit a proposal for a business combination to Santa Fe by November 21, 1996, if Homestake was interested in pursuing a business combination with Santa Fe. The letter also set forth information that Santa Fe expected Homestake to address as part of its proposal, similar in content to the November 13 letter to Newmont Mining.

  On November 19, 1996, Mr. James met with Mr. Cambre in New York, together with a representative of Hay Associates, to discuss personnel matters and the selection of management for the combined entity. On November 20, the Newmont Mining Board met in New York to discuss the potential transaction. At this meeting, the Newmont Mining Board authorized Mr. Cambre to determine the actual exchange ratio to be included in the proposal to be given to Santa Fe, provided that it was within the range approved by the Newmont Mining Board.

  On November 21, 1996, Mr. Cambre sent a letter to Mr. James in response to Santa Fe's request for a proposal and Mr. James' letter of November 13. On behalf of Newmont Mining, Mr. Cambre proposed a stock-for-stock merger transaction that would be tax-free to both companies' stockholders and would be accounted for as a pooling of interests. The proposal, which was subject to Newmont Mining's satisfactory completion of confirmatory due diligence, offered an exchange ratio of 0.33 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock (which represented a premium of 35% above the closing price of the Santa Fe Common Stock on November 20). The proposal did not offer a collar or any termination provision based on trading prices of the companies' shares. In exchange for Newmont Mining's willingness, in response to Santa Fe's request, to eliminate its request for an option to purchase 19.9% of the shares of Santa Fe Common Stock, Newmont Mining's proposal also required that the definitive merger agreement to be entered into by the parties contain a $75 million termination fee payable by Santa Fe. In addition, the letter indicated that Newmont Mining would be willing to place three current members of the Santa Fe Board on the Newmont Mining Board upon completion of the transaction, and further indicated Newmont Mining's intention to retain Hay Associates to assist in the process of choosing the best management personnel from both firms to lead the combined entity.

  On November 22, 1996, Mr. James received from Mr. Thompson a letter proposing a business combination in which each share of Santa Fe Common Stock would be converted into the right to receive 1.115 shares of Homestake Common Stock and each of Santa Fe and Homestake would be entitled to designate five members of the Homestake Board, with those ten directors then choosing two additional directors. Homestake proposed that its transaction would be tax-free and accounted for as a pooling of interests. Homestake also proposed mutual termination fees of $85 million and mutual options to purchase common stock which would be exercisable upon the occurrence of certain triggering events.

  Although each of Newmont Mining and Homestake sought exclusivity as a condition to any further consideration of its proposal, Santa Fe did not acquiesce to either party's condition and continued to deal with both parties. Both Newmont Mining and Homestake stated that they would need to complete their due diligence investigation of Santa Fe.

  During the period from November 22, 1996 through November 26, 1996, Santa Fe held further discussions with Homestake seeking to, among other things, increase the consideration offered, reduce the termination fees and eliminate the cross-options to purchase common stock. Homestake was informed that mutual stock options were not acceptable because they would prevent a subsequent transaction with another party from being accounted for as a pooling of interests and that $85 million was too large a termination fee. Homestake modified the "no solicitation" and termination aspects of its proposal and agreed to drop the cross-options, but did not modify its proposed exchange ratio.

  On November 23, 1996, Messrs. James and Batchelder telephoned Messrs. Cambre and Murdy to provide certain responses to Newmont Mining's proposal, as set forth in Mr. Cambre's letter of November 21. Messrs. James and Batchelder said that Santa Fe's Board would meet on Tuesday, November 26, to consider the two proposals which had been received. During this conversation, Messrs. James and Batchelder requested that Newmont Mining reconsider or clarify certain aspects of its proposal. In response to a request by Santa Fe, the parties held a conference call on November 25 during which Santa Fe received an update concerning, among other matters, Newmont Mining's Batu Hijau project in Indonesia.

  On Monday, November 25, 1996, Mr. Cambre sent an additional letter to Mr. James and Mr. Batchelder responding to their November 23 telephone conversation. In the November 25 letter, Mr. Cambre indicated that Newmont Mining would not be willing to include a collar together with its exchange ratio or to make the termination fee reciprocal, but would be willing to revise its proposal to reduce the termination fee payable by Santa Fe to $65 million, inclusive of expenses, and also provided "fiduciary out" language to be included in the merger agreement. Mr. Cambre also indicated that, in response to Santa Fe's request, Newmont Mining would permit Santa Fe to provide Newmont Mining with a list of six directors, from which the nominating committee of the Newmont Mining Board would select the three to be included on the Newmont Mining Board. He further indicated Newmont Mining's willingness to offer Mr. James and Roy Wilkes, Executive Vice President and Chief Operating Officer of Santa Fe, employment contracts to ensure their security as to their roles in the combined company, and to honor Santa Fe's existing severance agreements and the "change of control" provisions in Santa Fe's stock programs as well as to offer to Santa Fe's employees the opportunity to participate in benefit programs currently available to Newmont Mining employees at comparable levels, taking into account years of service with Santa Fe.

  On November 26, 1996, the Santa Fe Board met to consider both the Homestake and the Newmont Mining proposals. Following discussion and a presentation by SBCW, the Santa Fe Board unanimously determined that the Homestake proposal represented a more attractive alternative than the Newmont Mining proposal. The Santa Fe Board determined to proceed with Homestake on the condition that the termination fee contemplated by the Homestake proposal be reduced to $65 million.

  The Santa Fe Board's determination that the Homestake proposal represented a more attractive alternative than the Newmont Mining proposal was based, among other things, on (i) the higher value of the Homestake proposal compared to the Newmont Mining proposal based on the exchange ratios proposed and recent market prices of the Homestake Common Stock and the Newmont Mining Common Stock (based on the closing prices for the stocks on November 25, 1996, the Homestake proposal had a value of $16.73 per share of Santa Fe Common Stock as compared to $15.96 per share of Santa Fe Common Stock for the Newmont Mining proposal), (ii) the financial condition, results of operations and cash flow of Homestake and Newmont Mining, both on a historical and a prospective basis (including that Homestake had a lower level of debt relative to its capitalization than Newmont Mining and that Newmont Mining's future cash flow and growth are more dependent on projects and technologies (such as the Batu Hijau project and the use of bioleaching technology) which were perceived as bearing a higher degree of risk than Homestake's projects and technologies; the Santa Fe Board also noted that Newmont Mining had a greater level of growth than Homestake), (iii) the strategic fit between Santa Fe and each of Homestake and Newmont Mining, including the opportunities for synergies and cost savings, (iv) the ability of the Santa Fe stockholders to participate in the potential benefits of each transaction through the ownership of approximately 50% of the Homestake Common Stock in the case of Homestake and the ownership of approximately 30% of the Newmont Mining Common Stock in the case of Newmont Mining, (v) the post-transaction composition of the Boards of Directors of Homestake and Newmont Mining, respectively, contemplated by each proposal, and (vi) that the Santa Fe stockholders would have the opportunity for additional gain from possible higher multiples which may be accorded over time to the Homestake Common Stock following the consummation of a business combination with Homestake, whereas Newmont Mining traded at the higher end of the range of multiples for gold mining stocks. In addition, the Santa Fe Board believed that the terms of Homestake's proposal, including the proposed termination fee (assuming a reduction to $65 million), would not deter a more attractive offer for Santa Fe. On November 26, 1996, Homestake agreed to reduce the termination fee contemplated by its proposal to $65 million.

  In the afternoon of Wednesday, November 27, 1996, Mr. Cambre telephoned Mr. James in order to learn of Santa Fe's decision with respect to Newmont Mining's proposal. Later that afternoon, Mr. James and Mr. Batchelder telephoned Mr. Cambre and informed him that Newmont Mining's proposal of November 21, as modified by the letter of November 25, had been rejected by the Santa Fe Board at a meeting on November 26. Mr. Cambre asked Mr. James and Mr. Batchelder to explain the reason for the rejection and was told that the Santa Fe Board had not considered Newmont Mining's proposal to be the best among the options it had available.

  Later that day, Santa Fe and Homestake negotiated and signed an exclusivity agreement required by Homestake pursuant to which (i) neither party would solicit or encourage a business combination with any third party prior to December 12, 1996, and (ii) if a definitive agreement was not signed by December 12, 1996, and prior to such date a third party had made a business combination proposal to Santa Fe, then Santa Fe would pay Homestake $5 million.

  During the period from November 27, 1996, through December 8, 1996, Santa Fe and Homestake continued discussions of the terms of a possible business combination and negotiated the terms of a definitive merger agreement (the "Homestake Merger Agreement").

  During the period from Wednesday afternoon, November 27, 1996, to Wednesday, December 4, 1996, the members of senior management of Newmont Mining held discussions with Newmont Mining's legal and financial advisors to consider alternatives with respect to a transaction with Santa Fe.

  On December 5, 1996, following a special meeting of the Newmont Mining Board, Newmont Mining delivered a proposal letter to the Santa Fe Board, which letter was immediately made public by Newmont Mining through a press release. In such letter, Newmont Mining proposed to acquire Santa Fe in a stock-for-stock merger in which each share of Santa Fe Common Stock would be exchanged for 0.33 of a share of Newmont Mining Common Stock in a transaction that would be tax-free to Santa Fe stockholders and would be accounted for as a pooling of interests. The letter further indicated that the proposal was not contingent upon due diligence and could close as soon as regulatory and stockholder approvals were received.

  Later on December 5, 1996, Santa Fe publicly confirmed that it had received Newmont Mining's letter, but declined to comment further. On the same day, the Santa Fe Board met and considered, among other things, the Homestake proposal and unanimously determined to proceed to a definitive merger agreement with Homestake and not to proceed with Newmont Mining.

  On December 8, 1996, the Santa Fe Board met to consider the Homestake Merger Agreement. Following a discussion of the matter and a presentation by SBCW, the Santa Fe Board approved the Homestake Merger Agreement. On the same day, Santa Fe and Homestake signed the Homestake Merger Agreement and on December 9, 1996, issued a joint press release announcing the Homestake Merger Agreement.

  On January 3, 1997, the Newmont Mining Board approved Newmont Mining increasing its offer to acquire Santa Fe to 0.40 of a share of Newmont Mining Common Stock per share of Santa Fe Common Stock (the "Revised Proposal") and commencing an exchange offer (the "Exchange Offer") to acquire all the outstanding shares of Santa Fe Common Stock at such exchange ratio conditioned on, among other things, (i) the tender of 90% of the Santa Fe Common Stock outstanding on a fully diluted basis, (ii) the receipt of a letter from Newmont Mining's independent accountants that a business combination with Santa Fe will qualify for pooling of interests accounting treatment, (iii) the termination of the Homestake Merger Agreement and (iv) the approval of the issuance of Newmont Mining Common Stock contemplated by the Revised Proposal by the stockholders of Newmont Mining.

  On January 7, 1997, Newmont Mining publicly announced the Revised Proposal and its intention to make the Exchange Offer and sent a letter to the Santa Fe Board to such effect. In such letter, Newmont Mining requested that the Santa Fe Board authorize Santa Fe to enter into immediate negotiations with Newmont Mining regarding the Revised Proposal. The letter further informed the Santa Fe Board that if Santa Fe did not terminate its proposed merger with Homestake, Newmont Mining would solicit proxies against such merger pursuant to proxy solicitation materials, preliminary copies of which had been filed with the Commission.

  In addition, on such date, Newmont Mining filed the Registration Statement with the Commission, as well as a preliminary proxy statement and other materials for the solicitation by Newmont Mining of Santa Fe's stockholders to vote against the Homestake Merger Agreement.

  The terms of the Homestake Merger Agreement prohibited Santa Fe from providing any non-public information to Newmont Mining or engaging in negotiations or substantive discussions with Newmont Mining regarding the Revised Proposal unless the Santa Fe Board determined that the failure to do so would create a reasonable possibility of a breach of its fiduciary duties. On January 12, 1997, the Santa Fe Board met with its legal and financial advisors to consider this issue, and determined that failing to take such actions would create a reasonable possibility of a breach of its fiduciary duties. On January 13, 1997, Santa Fe publicly announced that it planned to meet with Newmont Mining with respect to the Revised Proposal so that any future decisions or actions would be consistent with and advance the best interests of Santa Fe's stockholders.

  On January 15, 1997, Mr. James sent Mr. Cambre a letter attaching a list requesting information from Newmont Mining on a variety of matters.

  Thereafter, Newmont Mining began delivering responses to Santa Fe's information request. In late January, members of Newmont Mining and Santa Fe management and their respective legal and financial advisors met. Following the late January meeting, various teams of management and operational employees of Newmont Mining and Santa Fe, as well as their financial advisors, exchanged financial and operational information concerning the respective companies in order to provide Santa Fe with a clearer understanding of Newmont Mining's operations and to permit management of each company the opportunity to more accurately calculate potential synergy savings and the financial impact of a proposed business combination from the perspective of each company's stockholders. During the period between the late January and March 8 meetings, members of Newmont Mining's and Santa Fe's management and operational teams and each company's financial advisors met on numerous occasions.

  On January 28, 1997, Santa Fe's attorneys provided to Newmont Mining and its attorneys a draft of a merger agreement to be used in connection with possible merger discussions between Newmont Mining and Santa Fe. Subsequently, Newmont Mining's and Santa Fe's attorneys discussed certain aspects of the draft agreement.

  On February 4, 1997, Santa Fe sent letters to Homestake and Newmont Mining inviting each to make a presentation to the Santa Fe Board at a meeting originally scheduled for February 13, 1997 (each having requested the opportunity to make such a presentation). The letters stated that following such presentations, the Santa Fe Board intended to consider each proposal that it received and decide what action would be in the best interests of Santa Fe stockholders. The letters also stated that it was anticipated that the process would be brought to a close promptly following the Santa Fe Board's deliberations and that, accordingly, each company should present its "best and final proposal, including [its] best and final exchange ratio." The letters further stated that the highest priorities for the Santa Fe Board were value (over both the long and short term) and certainty of closing.

  During the period beginning on January 7, 1997, Newmont Mining, and subsequently Santa Fe, sought formal interpretive advice from the Commission that the payment by Santa Fe to Homestake of the $65 million termination fee provided for in the Homestake Merger Agreement would not prevent Newmont Mining from using pooling of interests accounting treatment for a business combination between Newmont Mining and Santa Fe. Santa Fe determined not to proceed with the meeting of the Santa Fe Board originally scheduled for February 13, 1997, until it received such advice.

  On February 7, 1997, Homestake requested that the Santa Fe Board reaffirm its recommendation that Santa Fe stockholders approve a proposal to adopt the Homestake Merger Agreement. Under the terms of the Homestake Merger Agreement, if the Santa Fe Board failed to reaffirm such recommendation within 14 days of such request, Homestake would have had the right to terminate the Homestake Merger Agreement and be paid $65 million. On February 20, 1997, the Santa Fe Board determined to reaffirm its recommendation of the Homestake Merger Agreement. The next day, it communicated the reaffirmation in a letter to Homestake. In the letter, the Santa Fe Board noted that it had determined to provide non-public information to Newmont Mining and to engage in negotiations and substantive discussions with Newmont Mining regarding the Revised Proposal, and that the Santa Fe Board's reaffirmation of its recommendation was without prejudice to the Santa Fe Board's past and future actions with respect to the Revised Proposal or any other Company Takeover Proposal (as defined in the Homestake Merger Agreement) pursuant to and in accordance with the Homestake Merger Agreement.

  On February 13, 1997, Mr. Cambre sent Mr. James a letter informing Mr. James, among other things, of Mr. Cambre's intention to engage a consulting firm to advise on corporate structure were a Newmont Mining and Santa Fe combination to be completed. He assured Mr. James in the letter that the objective of such consulting firm would be to select the best available people from both companies. Mr. Cambre also reiterated in the letter his previous statements to Mr. James to the effect that Newmont Mining would give Santa Fe employees credit for years served with Santa Fe for benefits purposes and that Santa Fe employees would, upon consummation of a merger, be given benefits identical to existing Newmont Mining benefits. Mr. Cambre also indicated that Newmont Mining would honor all change of control agreements currently in effect with respect to Santa Fe employees.

  On February 26, 1997, the Commission informed Newmont Mining, Santa Fe and Homestake that the payment by Santa Fe to Homestake of the $65 million termination fee provided for in the Homestake Merger Agreement would not prevent Newmont Mining from using pooling of interests accounting for a combination of Newmont Mining and Santa Fe.

  On February 28, 1997, Santa Fe sent letters to Newmont Mining and Homestake, supplementing the February 4, 1997 letters, rescheduling the February 13, 1997 Santa Fe Board meeting to March 8, 1997.

  On March 5, 1997, Newmont Mining's attorneys transmitted a revised draft merger agreement to Santa Fe. The parties then began negotiation of the terms of the merger agreement.

  On March 7, 1997, the Santa Fe Board met and discussed issues related to the March 8 meeting, including the status of discussions and negotiations with Newmont Mining and Homestake. At the meeting, SBCW presented a comparative financial analysis of Newmont Mining and Homestake. The analysis considered, among other matters, the historic and forecast performance of Newmont Mining and Homestake over a range of different financial and operating measures on a stand-alone basis and in combination with Santa Fe; the stock trading history of each company and certain factors which could affect short term trading values; the pro forma merger consequences of combining Santa Fe with each of the companies; and the trading multiples of Newmont Mining and Homestake relative to each other and to other comparable companies.

  On March 8, 1997, the Santa Fe Board heard presentations from each of Homestake and Newmont Mining regarding their businesses and their views of the benefits of a combination with Santa Fe. Following such presentations, representatives of Santa Fe had continuing discussions with representatives of Newmont Mining and Homestake.

  As a result of actions and communications by the Santa Fe Board, Newmont Mining and Homestake, the Santa Fe Board was in the position to make a decision regarding a revised Newmont Mining proposal reflecting the increased exchange ratio (0.43 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock), the transaction represented by the Homestake Merger Agreement and a modified proposal by Homestake reflecting the increase in its exchange ratio to 1.25 shares of Homestake Common Stock for each share of Santa Fe Common Stock, conditioned on the Santa Fe Board agreeing to reciprocal stock options (which, as set forth above, would prevent any subsequent transaction from being accounted for as a pooling of interests). The Santa Fe Board concluded that the revised Newmont Mining proposal presented a better value opportunity (near and long term) for Santa Fe stockholders than the Homestake Merger Agreement and the revised Homestake proposal even if the cross-option condition was eliminated. Homestake was advised of this conclusion (although not of all of the terms of the revised Newmont Mining proposal). Homestake indicated that it would not further increase its last proposal.

  The Santa Fe Board's determination that, in light of the revised Newmont Mining proposal, the Santa Fe Board would not be in a position to accept Homestake's revised proposal was based, among other things, on (i) the higher value of the revised Newmont Mining proposal compared to the revised Homestake proposal based on the exchange ratios proposed (without regard to the cross-option condition in the revised Homestake proposal) and recent market prices of the Newmont Mining Common Stock and the Homestake Common Stock (based on the closing prices for the stocks on March 7, 1997, the Newmont Mining proposal had a value of $18.97 per share of Santa Fe Common Stock as compared to $16.73 per share of Santa Fe Common Stock for the Homestake 1.115 share proposal and $18.75 for the Homestake 1.25 share proposal), (ii) that the revised Homestake proposal was subject to a cross-option condition which the Santa Fe Board was unprepared to accept, (iii) the strategic fit between Santa Fe and each of Newmont Mining and Homestake, including the opportunities for synergies and cost savings, and (iv) the financial condition, results of operations and cash flow of Newmont Mining and Homestake, both on a historical and a prospective basis. The Santa Fe Board also considered the other factors it considered on November 26, 1996, as set forth above. The Santa Fe Board noted that each of Newmont Mining and Homestake had been asked to provide its "best and final" proposal and that Homestake had stated that if its revised proposal was not accepted it would not increase its proposal. In addition, the Santa Fe Board noted that the $15 million termination fee provided for in the Merger Agreement which might be payable by Santa Fe under certain circumstances was significantly lower that the $65 million termination fee provided for in the Homestake Merger Agreement. Finally, the Santa Fe Board considered the payment of the $65 million termination fee to Homestake, the circumstances under which Newmont Mining would pay Santa Fe $65 million upon the termination of the Merger Agreement and the conditions to the closing of the Merger.

  With respect to market prices, the Santa Fe Board considered presentations from SBCW and Goldman Sachs to the effect that arbitrageurs and certain other market participants typically buy the stock of the company to be acquired (or the company whose stockholders would be the recipient of stock in a stock-for-stock transaction) and sell short the stock of the acquiror (or the issuing company), which can increase the market price of the target and decrease the market price of the acquiror in the short term. The presentations indicated that, absent any other factors, whichever party Santa Fe chose as a merger partner could have its common stock come under increasing short sales pressure, resulting in a lower stock price, while the other party's stock price could rise in the short term. In the longer term, fundamental issues such as the business and prospects of the combined company and the price of gold were likely to have a larger impact on the stock price than technical issues such as short sales. The Santa Fe Board recognized that there could be no assurances as to any such effects and no way to predict the movements in any stock prices with any degree of certainty.

  On March 8, 1997, the Newmont Mining Board held a telephonic meeting to consider the proposed transaction with Santa Fe, including the increase in the exchange ratio from 0.40 to 0.43 of a share of Newmont Mining Common Stock. At such meeting, following discussions among members of the Newmont Mining Board, its management and its financial and legal advisors, Goldman Sachs rendered its oral opinion to the Newmont Mining Board that the 0.43 Exchange Ratio was fair to Newmont Mining (see "--Opinion of Newmont Mining's Financial Advisor"). Thereafter, the Newmont Mining Board approved the Merger Agreement and related matters and recommended that the Newmont Mining stockholders approve the issuance of the Newmont Mining Common Stock pursuant to the Merger Agreement. See "--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board."

  On March 10, 1997, the Santa Fe Board met to consider the Homestake Merger Agreement and the Merger Agreement. Following SBCW's delivery of its fairness opinion (see "--Santa Fe Reasons for the Merger; Recommendation of the Santa Fe Board" and "--Opinion of Santa Fe's Financial Advisor"), the Santa Fe Board unanimously approved the Merger Agreement and the termination of the Homestake Merger Agreement.

  Following this Santa Fe Board meeting, Santa Fe paid Homestake the $65 million termination fee contemplated by the Homestake Merger Agreement and terminated the Homestake Merger Agreement, and Newmont Mining and Santa Fe signed the Merger Agreement. Newmont Mining and Santa Fe then issued a joint press release announcing the Merger Agreement.

  Later that day, Homestake announced that it had withdrawn from participating in a potential merger with Santa Fe.

  On March 31, 1997, the Newmont Gold Board (following the recommendation of a committee of two non-Newmont Mining directors) approved the Contribution Transaction. On the same date, the Newmont Mining Board approved the Contribution Transaction.

NEWMONT MINING REASONS FOR THE MERGER; RECOMMENDATION OF THE NEWMONT MINING
BOARD

  At a meeting held on March 8, 1997, the Newmont Mining Board received and considered presentations from Newmont Mining management and its legal and financial advisors regarding the Merger. After careful consideration, the Newmont Mining Board unanimously approved the Merger, including the Merger Agreement, as being fair to and in the best interests of the Newmont Mining stockholders. In reaching that decision, the Newmont Mining Board considered a number of factors, including those listed below.

  In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Newmont Mining Board consulted with Newmont Mining's legal and financial advisors as well as with Newmont Mining's management, and considered a number of factors, including, without limitation,
(i) Santa Fe's significant land position in northern Nevada, a significant portion of which has yet to be fully explored, (ii) the strong similarities in geological and metallurgical characteristics for the Nevada properties owned by both companies, (iii) the opportunity to share technology between the two companies, for example, by applying Santa Fe proprietary flotation technology to the Newmont Gold North Area non-reserve mineralized materials and by applying Newmont Gold bio-oxidation technology to Santa Fe low grade refractory ores, (iv) the opportunity for the combined company to increase production efficiency by optimizing the use of oxide mills, autoclaves, flotation units and the roaster by enhancing gold recoveries, lowering costs per ounce and optimizing capacity, (v) the opportunity to significantly increase gold reserves, both in the vicinity of Santa Fe's producing mines and through exploration efforts, based on Newmont Gold's track record of finding targets and developing non-reserve mineralized material, (vi) the opportunity to increase the amount of gold produced by optimizing combined mining operations and processing, particularly in Nevada, (vii) continued consistent international exploration at lower costs with global scope and growth potential, (viii) the financial strength, financial flexibility and strong balance sheet of the combined company, (ix) the identification of $70 million to $80 million per year commencing in 1998 in pre-tax cash sustainable synergies and cash savings from, in descending order, exploration and development synergies, metallurgical synergies, Nevada operations synergies and corporate overhead synergies and (x) the potential identification of additional costs savings and opportunities which were not quantified. In addition, the Newmont Mining Board received the oral opinion of Goldman Sachs to the effect that the Exchange Ratio was fair to Newmont Mining (see "-- Opinion of Newmont Mining's Financial Advisor").

  There can be no assurances that the expected benefits of the Merger will be realized. See "Risk Factors--Integration of Newmont Gold and Santa Fe and Nonrealization of Synergies/Cost Savings."

  The Newmont Mining Board also considered the fact that it is a condition to the consummation of the Merger that Newmont Mining shall have received a letter from Arthur Andersen stating that the Merger will be treated as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and Santa Fe shall have received a letter from Price Waterhouse stating that Price Waterhouse concurs with the conclusions of Santa Fe management that, as of the Closing Date, no conditions exist that would preclude Newmont Mining's accounting for the Merger as a pooling of interests as those conditions relate to Santa Fe.

  AFTER CONSIDERING THE MATTER, INCLUDING THE FACTORS DESCRIBED ABOVE, THE NEWMONT MINING BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE NEWMONT MINING STOCKHOLDERS. ACCORDINGLY, THE NEWMONT MINING BOARD UNANIMOUSLY RECOMMENDS THAT THE NEWMONT MINING STOCKHOLDERS VOTE "FOR" THE NEWMONT MINING CERTIFICATE AMENDMENT AND "FOR" THE SHARE ISSUANCE.

OPINION OF NEWMONT MINING'S FINANCIAL ADVISOR

  On March 8, 1997, at a meeting of the Newmont Mining Board, Goldman Sachs delivered its oral opinion to the Newmont Mining Board that, as of such date, the Exchange Ratio was fair to Newmont Mining. Goldman Sachs subsequently confirmed its earlier opinion by delivery of its written opinion, dated the date of this Joint Proxy Statement/Prospectus, to the Newmont Mining Board to the effect that, as of the date of such opinion, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio is fair to Newmont Mining.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS OF NEWMONT MINING ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. NO LIMITATIONS WERE IMPOSED BY NEWMONT MINING UPON GOLDMAN SACHS WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY IT IN RENDERING ITS OPINION. GOLDMAN SACHS' OPINION, WHICH IS ADDRESSED TO THE NEWMONT MINING BOARD, IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY NEWMONT MINING STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NEWMONT MINING ANNUAL MEETING. THE SUMMARY OF THE OPINION OF GOLDMAN SACHS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with its written opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; the Registration Statement, including this Joint Proxy Statement/Prospectus relating to the Santa Fe Special Meeting to be held in connection with the Merger Agreement and the Newmont Mining Annual Meeting; Annual Reports to stockholders and Annual Reports on Form 10-K of Newmont Mining and Santa Fe for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Newmont Mining and Santa Fe; certain other communications from Newmont Mining and Santa Fe to their respective stockholders; certain internal financial analyses, forecasts and projections for Santa Fe prepared by the management of Santa Fe; certain internal financial analyses, forecasts and projections for Newmont Mining without, and after giving effect to, the Merger, prepared by the management of Newmont Mining (the "Newmont Mining Forecasts"), including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and tax treatments resulting from the Merger (collectively, the "Synergies"). Goldman Sachs also held discussions with members of the senior management of Santa Fe and Newmont Mining regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior management's assessment of the future prospects of Newmont

Mining after giving effect to the Merger. In addition, Goldman Sachs reviewed the reported price and trading activity for the Newmont Mining Common Stock and Santa Fe Common Stock, compared certain financial and stock market information for Newmont Mining and Santa Fe with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the gold industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

  Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In that regard, Goldman Sachs assumed, with Newmont Mining's consent, that the Newmont Mining Forecasts, including, without limitation, the Synergies, were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Newmont Mining and that the Newmont Mining Forecasts will be realized in the amounts and at the times contemplated thereby. Goldman Sachs is not an expert in tax law and with Newmont Mining's consent relied without independent verification on the information furnished to it by Newmont Mining's management with respect to tax matters affecting the combined company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Newmont Mining or Santa Fe or any of their subsidiaries and Goldman Sachs also was not furnished with any such evaluation or appraisal. Goldman Sachs assumed, with Newmont Mining's consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Newmont Mining, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. In addition, Goldman Sachs is familiar with Santa Fe, having performed various underwriting and advisory work for Santa Fe, including having acted as managing underwriter of Santa Fe's initial public offering of Santa Fe Common Stock in June 1994 and as a co-manager of its offering of $200 million principal amount of 8.375% Senior Debentures due July 2005, in July 1995. Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of Newmont Mining, Newmont Gold and Santa Fe.

  The following summarizes all material financial and comparative analyses Goldman Sachs presented to the Newmont Mining Board at its meeting on March 8, 1997.

  Pro Forma Analysis. Utilizing an exchange ratio of 0.43 of a share of Newmont Mining Common Stock for every share of Santa Fe Common Stock, projections for the combined company prepared by Newmont Mining's management, and assuming that the combined company would own 51.35% of Minera Yanacocha, Goldman Sachs reviewed certain projected pro forma effects resulting from the Merger compared to comparable projected stand-alone Newmont Mining data. In the analysis, at the direction of Newmont Mining, Goldman Sachs assumed two alternative prevailing prices at which gold would trade: $370 per ounce (the "$370 Case") and $400 per ounce (the "$400 Case"). This analysis excluded one-time pre-tax transaction costs currently estimated at $125 million.

  Goldman Sachs' analysis indicated that, compared to Newmont Mining on a stand-alone basis, the combined company would result in: (i) for the $370 Case, dilution in earnings per share ("EPS") of 0.4% in 1997 and accretion in EPS of 11.1%, 19.2% and 49.4% in 1998, 1999 and 2000, respectively compared to, for the $400 Case, dilution in EPS of 11.6% in 1997 and accretion in EPS of 2.3%, 9.9%

and 23.8% in 1998, 1999 and 2000, respectively; (ii) for the $370 case, dilution in cash flow per share of 1.1% in 1997 and accretion in cash flow per share of 3.6%, 9.1% and 16.5% in 1998, 1999 and 2000, respectively, compared to, for the $400 Case, dilution in cash flow per share of 7.5% in 1997 and accretion in cash flow per share of 3.3%, 7.7% and 14.0%, in 1998, 1999 and 2000, respectively. In addition, Goldman Sachs' analysis noted that: (i) the total projected debt to capitalization ratio (without giving effect to the potential application of free cash flow to debt reduction) for the combined company would be 41.8%, 39.5%, 39.2% and 38.3% in 1997, 1998, 1999 and 2000,
respectively, under the $370 case, compared to 41.0%, 37.0%, 32.1% and 27.3%, in 1997, 1998, 1999 and 2000, respectively, under the $400 Case; and (ii) the total amount of cash and non-cash pre-tax Synergies, as provided by Newmont Mining, to be realized by the combined company would be $28 million, $76 million, $71 million, and $67 million, in 1997, 1998, 1999 and 2000, respectively, under the $370 Case, compared to $29 million, $77 million, $73 million, and $69 million, in 1997, 1998, 1999 and 2000, respectively, under the $400 Case. In addition, Newmont Mining provided an estimate of tax benefits to be realized through the combination of between $8 million and $12 million per year, with a one-time benefit of approximately $12 million to be realized in 1997. In addition, the analysis indicated that, compared to Newmont Mining on a projected stand-alone basis, the combined company would result in dilution in ounces of gold sold per share of 5.5% and 1.8% in 1997 and 1998, respectively, and accretion in ounces of gold sold per share of 0.6% and 4.9% in 1999 and 2000, respectively. The analysis further indicated that the proposed combination would be dilutive to Newmont Mining's reserves per share as of December 31, 1996 by 1.6%.

  Contribution Analysis. Utilizing an exchange ratio of 0.43 of a share of Newmont Mining Common Stock for every share of Santa Fe Common Stock, Goldman Sachs estimated that approximately 64% of the outstanding shares of the combined company would be owned by the former stockholders of Newmont Mining. Goldman Sachs analyzed and compared the respective contribution of reserves, production, earnings and cash flow of Newmont Mining and Santa Fe to the combined company (based on the Newmont Mining Forecasts). Goldman Sachs's analysis indicated that: (i) under the $370 Case, Newmont Mining would contribute 66% and 59% of 1997 and 1998 earnings of the combined company, compared to, under the $400 Case, 75% and 65%, of 1997 and 1998 earnings; and
(ii) under the $370 Case, Newmont Mining would contribute 67% and 64%, respectively of 1997 and 1998 cash flows of the combined company, compared to, under the $400 Case, 71% and 64%, respectively, of 1997 and 1998 cash flows of the combined company. In the above analysis, Goldman Sachs did not attribute the projected amount of Synergies that would be realized as a result of the Merger to either Newmont Mining or Santa Fe. Goldman Sachs' analysis further indicated that Newmont Mining would contribute (i) 67% of the reserves as of December 31, 1996 of the combined company; and (ii) 70% and 67%, of the production (ounces of gold sold) of the combined company, in 1997 and 1998, respectively.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Goldman Sachs believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete or misleading view of the process underlying the analyses set forth in its opinion. In addition, Goldman Sachs considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Goldman Sachs' view of the actual value of the combined company.

  In performing its analyses, Goldman Sachs made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Newmont Mining. The analyses performed by Goldman Sachs are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. In connection with its analyses, Goldman Sachs made, and was provided estimates and forecasts by the respective managements of Newmont Mining and Santa Fe, based upon numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Newmont Mining and Santa Fe. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Newmont Mining, Santa Fe or Goldman Sachs, neither Newmont Mining, Santa Fe nor Goldman Sachs assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. Such analyses were prepared solely as part of Goldman Sachs' analyses of the fairness of the Exchange Ratio. The analyses do not purport to be appraisals or to reflect the prices at which a company might be sold. In addition, as described above, the opinion of Goldman Sachs was one of many factors taken into consideration by the Newmont Mining Board in making its determination to approve the Merger.

  Newmont Mining selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated October 24, 1996 (the "Letter Agreement"), Goldman Sachs is providing certain financial advisory services to Newmont Mining in connection with the acquisition of Santa Fe. Under the Letter Agreement, Newmont Mining has agreed to pay Goldman Sachs for its financial advisory services (i) a minimum fee of $200,000 upon execution of the Letter Agreement (the "Minimum Fee"), (ii) a transaction fee of 0.40% of the aggregate consideration paid in an acquisition, if more than 50% of the shares of Santa Fe Common Stock or more than 50% of the assets of Santa Fe are acquired (less fees already paid, provided, however, the Minimum Fee shall not be so credited if such fee was paid more than one year prior to the consummation of the transaction), and (iii) a mutually acceptable fee of no less than 0.40% of the aggregate consideration paid in an acquisition, if less than 50% of the shares of Santa Fe Common Stock or less than 50% of the assets of Santa Fe are acquired. No additional fee was or will be paid to Goldman Sachs in connection with or as a result of the rendering of its opinion.

  If Newmont Mining receives a payment on account of the termination of the Merger Agreement, Newmont Mining is obligated to pay Goldman Sachs a fee of 15% of such payment (less reasonable legal expenses and out-of-pocket expenses incurred by Newmont Mining). Newmont Mining has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with its engagement, and has agreed to indemnify each of Goldman Sachs and certain related persons and entities against certain liabilities and expenses in connection with Goldman Sachs' engagement, including certain liabilities under the U.S. Federal securities laws.

SANTA FE REASONS FOR THE MERGER; RECOMMENDATION OF THE SANTA FE BOARD

  The Santa Fe Board has unanimously concluded that the Merger is fair to and in the best interests of the Santa Fe stockholders and, accordingly, unanimously approved the Merger Agreement and unanimously resolved to recommend that the Santa Fe stockholders approve and adopt the Merger Agreement. The Santa Fe Board based such conclusion upon consideration of a number of factors, including:

    (i) current industry, economic and market conditions;

    (ii) presentations by SBCW to the Santa Fe Board, information provided to the Santa Fe Board by members of Santa Fe management, discussions between SBCW and the Santa Fe Board and the opinion of SBCW to the effect that, based upon and subject to the factors set forth therein, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the Santa Fe stockholders (see "--Opinion of Santa Fe's Financial Advisor");

    (iii) the financial condition, results of operations and cash flow of Santa Fe and Newmont Mining, both on an historical and a prospective basis;

    (iv) Santa Fe's investigations and analyses of strategic alternatives, including the proposals received from Newmont Mining and Homestake on March 8, 1997, and the higher value opportunity presented by the Newmont Mining proposal, both over the long and short term, including the higher value represented by the Newmont Mining proposal than the Homestake proposal based on the exchange ratios proposed and recent market prices (see "-- Background of the Merger");

    (v) historical market prices and trading information with respect to Santa Fe Common Stock and Newmont Mining Common Stock;

    (vi) the terms and conditions of the Merger Agreement, including the requirement for the stockholder approvals, and that the Merger Agreement permits Santa Fe, under certain circumstances to furnish information to and participate in substantive discussions and negotiations with third parties and to terminate the Merger Agreement to enter into a definitive agreement with a third party upon the payment of the $15 million termination fee and that the Santa Fe Board did not believe that the provisions of the Merger Agreement would deter a more attractive offer for Santa Fe; and the payment of the $65 million termination fee to Homestake, the circumstances under which Newmont Mining would pay Santa Fe $65 million upon the termination of the Merger Agreement and the conditions to the closing of the Merger (see "The Merger Agreement");

    (vii) the strategic fit between Santa Fe and Newmont Mining, including the opportunity for significant synergies and cost savings (see "--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board");

    (viii) the ability of the Santa Fe stockholders to participate in the potential benefits of the Merger through the ownership of approximately 36% of the Newmont Mining Common Stock following the Merger (see "--Newmont Mining Reasons for the Merger; Recommendation of the Newmont Mining Board");

    (ix) that, following the Merger, the Newmont Mining Board would consist of 15 directors, and the Newmont Gold Board would consist of 17 directors, each including five Santa Fe designees;

    (x) the ability to consummate the Merger as a pooling of interests under U.S. generally accepted accounting principles and as a tax-free reorganization under the Code; and

    (xi) the Santa Fe Board's belief that the Merger will create a new leading international gold company with the asset base, portfolio of growth opportunities, balance sheet and operating skills to pursue an aggressive growth strategy.

  There can be no assurances that the expected benefits of the Merger will be realized. See "Risk Factors--Integration of Newmont Gold and Santa Fe and Nonrealization of Synergies/Cost Savings."

  The Santa Fe Board did not assign relative weights to the foregoing factors or determine that any one factor was of particular importance. Rather, the Santa Fe Board viewed its determinations as being based on the totality of the information presented to and considered by it. In addition, individual members of the Santa Fe Board may have given different weights to different factors.

  THE SANTA FE BOARD UNANIMOUSLY RECOMMENDS THAT THE SANTA FE STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF SANTA FE'S FINANCIAL ADVISOR

  At the March 10, 1997 meeting of the Santa Fe Board, SBCW delivered its written opinion (the "SBCW Opinion") that, as of such date and based upon and subject to various considerations set forth in the SBCW Opinion, the Exchange Ratio was fair, from a financial point of view, to the Santa Fe stockholders. The SBCW Opinion does not constitute an opinion as to the value of the shares of Newmont Mining Common Stock or the prices at any time at which the shares of Newmont Mining Common Stock will trade. No restrictions or limitations were imposed by the Santa Fe Board with respect to the investigations made or the procedures followed by SBCW in rendering its opinion.

  A copy of the SBCW Opinion is attached hereto as Appendix B. The Santa Fe stockholders are urged to read the SBCW Opinion in its entirety for assumptions made, procedures followed, other matters considered and the limits of the review by SBCW. The SBCW Opinion was prepared for the Santa Fe Board and is directed only to the fairness of the Exchange Ratio, from a financial point of view, to the Santa Fe stockholders and does not constitute a recommendation to any Santa Fe stockholder as to how to vote at the Santa Fe Special Meeting. The summary of the opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. SBCW has provided its written consent to the inclusion of the SBCW Opinion as Appendix B hereto.

  In delivering its opinion, SBCW reviewed, among other things, certain publicly available business and financial information relating to Santa Fe and Newmont Mining, and reviewed a draft of the Merger Agreement substantially in the form that was executed on March 10, 1997. SBCW also reviewed, among other things, certain other information, including financial forecasts and life of mine plans, provided to SBCW by Santa Fe and Newmont Mining, and met with the managements of both companies to discuss the business and prospects of Santa Fe and Newmont Mining, respectively. SBCW also considered, among other things, certain financial and stock market data of Santa Fe and Newmont Mining, compared that data with similar data for other publicly held companies in businesses similar to those of Santa Fe and Newmont Mining and considered the financial terms of certain other business combinations and other transactions which have recently been effected. In addition, SBCW conducted such other financial studies, analyses and investigations as it deemed appropriate.

  In connection with its review and opinion, SBCW did not assume any responsibility for independent verification of any of the information reviewed or considered and assumed and relied on its being complete and accurate in all respects. With respect to the financial forecasts, reserve estimates and life of mine plans, SBCW assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Santa Fe and Newmont Mining as to the future financial performance of Santa Fe and Newmont Mining, respectively. In addition, SBCW did not make an independent evaluation or appraisal of the assets of Santa Fe or Newmont Mining, nor was SBCW furnished with any such evaluations or appraisals. The SBCW Opinion was necessarily based upon financial, economic, market and other conditions as they existed on March 10, 1997. It should be understood that, although subsequent developments may affect the SBCW Opinion, SBCW does not have any obligation to update, revise or reaffirm the SBCW Opinion. In connection with the SBCW Opinion, SBCW did not express any opinion as to what the value of the Newmont Mining Common Stock actually will be when issued pursuant to the Merger Agreement or the prices at which the Newmont Mining Common Stock will trade subsequent to the Merger. SBCW relied on advice of counsel to Santa Fe as to all legal matters regarding the structure and tax implications of the Merger and related matters, and on the advice of Santa Fe's independent accountants as to accounting matters pertaining to the Merger. Based on such advice, SBCW assumed that the Merger will be accounted for financial reporting purposes as a pooling of interests under U.S. generally accepted accounting principles and that the Merger will result in a tax-free rollover of basis for United States stockholders of Santa Fe.

  The following is a summary of the analyses performed by SBCW in preparation of the SBCW Opinion. In this connection, SBCW performed certain procedures, including each of the financial analyses described below, and reviewed with management of Santa Fe the assumptions on which such analyses were based and other factors, including the current and projected financial results of Santa Fe and Newmont Mining.

  Stock trading history. To provide contextual and comparative market data, SBCW reviewed the stock trading histories of Santa Fe and Newmont Mining and their relative relationship during certain periods ended December 4, 1996 (the last trading day before the public announcement of Newmont Mining's first public proposal to acquire Santa Fe), including, among other periods, the preceding (i) one month, (ii) three months, (iii) six months, (iv) one year,
(v) two years and (vi) the period since Santa Fe's initial public offering in June 1994. The exchange ratios between the average share prices of Newmont Mining Common Stock and Santa Fe Common Stock over these periods were (i) 0.244, (ii) 0.253, (iii) 0.259, (iv) 0.268, (v) 0.282 and (vi) 0.295. The
Exchange Ratio of 0.43 represents a premium to the average exchange ratios over these periods of (i) 75.9%, (ii) 69.8%, (iii) 66.0%, (iv) 60.6%, (v)
52.7% and (vi) 45.7%, respectively. At the closing market price of Newmont Mining Common Stock of $44.13 on March 7, 1997 (the last trading day before the announcement of the Merger), the Exchange Ratio of 0.43 represents a premium of 59.8% to the Santa Fe Common Stock closing stock price of $11.875 on December 4, 1996, a premium of 70.6% to the low Santa Fe Common Stock price over the preceding twelve months and a premium of 4.0% to the high Santa Fe Common Stock price over the preceding twelve months.

  Comparable company analysis. SBCW also compared selected historical share price and operating and financial ratios for Santa Fe to the corresponding data and ratios of the following publicly traded companies: (i) Barrick Gold Corporation, (ii) Newmont Mining Corporation, (iii) Placer Dome Inc., (iv) Battle Mountain Gold Company, (v) TVX Gold Inc., (vi) Echo Bay Mines Ltd.,
(vii) Homestake and (viii) Cambior Inc. Although these companies were selected for purposes of comparison, none of them is identical to Santa Fe.

  The analysis considered, among other things, ratios of market value plus debt less cash ("Enterprise Value") to 1996 actual and 1997 estimated production; Enterprise Value to ounces of reserves, and to reserves and disclosed mineralized material at December 31, 1996 ("Reserves" and "Reserves and Resources", respectively); Enterprise Value to 1996 actual and 1997 estimated EBITDA (earnings before interest, tax, depreciation, depletion and amortization); and market value to 1996 actual and 1997 estimated cash flow (defined as net income plus deferred taxes plus depreciation, depletion and amortization). Data were obtained from publicly available sources including press releases and market estimates published by independent analysts. Where 1996 actual results were not available, market estimates were used. The analysis indicated that the high, low and median values of Enterprise Value as a multiple of (i) 1996 actual and 1997 estimated production, (ii) Reserves,
(iii) Reserves and Resources, (iv) 1996 actual and 1997 estimated EBITDA and
(v) the ratio of market value to 1996 actual and 1997 estimated cash flow were
(i) $3,457/oz., $1,270/oz. and $2,174/oz.; and $3,137/oz., $1,344/oz. and
$1,962/oz., (ii) $200/oz., $105/oz. and $134/oz., (iii) $135/oz., $65/oz. and
$96/oz., (iv) 39.9x, 13.9x and 18.0x; and 93.0x, 10.2x and 17.0x and (v)
32.3x, 14.7x and 21.2x; and 24.2x, 13.7x and 19.0x, respectively. These compared to Santa Fe's pre-transaction ratios as of December 4, 1996 (the last trading day before the public announcement of the Newmont Mining proposal to acquire Santa Fe) of (i) $2,246/oz. and $1,575/oz., (ii) $106/oz., (iii) $65/oz., (iv) 16.0x and 10.5x and (v) 15.7x and 10.0x, respectively. Santa Fe's implied post-transaction multiples as of March 7, 1997 were (i) $3,415/oz. and $2,637/oz., (ii) $160/oz., (iii) $91/oz., (iv) 25.0x and 19.8x
and (v) 26.0x and 21.8x, respectively.

  Precedent transaction analysis. SBCW reviewed publicly available information for six completed or announced transactions involving North American gold producers in the period from 1990 to the present. These transactions did not constitute the complete list of gold mining transactions which occurred in such period. None of the selected transactions were considered directly comparable. The transactions considered involved the following companies (acquiror and target, respectively): (i) Pegasus Gold Inc. and Dayton Mining Corporation, (ii) Barrick Gold Corporation and Arequipa

Resources Ltd., (iii) Battle Mountain Gold Company and Hemlo Gold Mines Inc.,
(iv) American Barrick Resources Corporation and Lac Minerals Ltd., (v) Homestake and International Corona Corporation and (vi) Minorco S.A. and Freeport-McMoRan Gold Company.

  The analysis considered the percentage premiums of the offer prices (taking the share price of the offering company multiplied by the exchange ratio in the case of stock-for-stock transactions) compared to the target company's share price, among other periods, (i) one day and (ii) one month prior to the announcement date of the relevant transaction. The high, low and median premiums for such transactions for the respective periods were (i) 50.0%, 19.5% and 26.1%, and (ii) 52.1%, 16.7% and 26.1%. The relevant implied premiums for the Merger, based on the Santa Fe Common Stock and the Newmont Mining Common Stock closing market prices on December 4, 1996 of $11.88 and $47.50, respectively, and the Santa Fe Common Stock closing market price on November 5, 1996, of $11.63 were (i) 72.0% and (ii) 75.7%, respectively. SBCW also examined selected stock-for-stock transactions over the preceding five years, none of which were deemed directly comparable to the Merger. The analysis indicated that for the company issuing stock in these selected transactions, the median premium paid over the market price one day prior to announcement was 20.5% and the median premium paid over the market price four weeks prior to announcement was 32.2%. The mean pro forma ownership percentage of the target companies' stockholders was 31.6%.

  SBCW also reviewed certain multiples implied by these transactions, including ratios of (i) Enterprise Value to Reserves, (ii) Enterprise Value to Reserves and Resources, (iii) Enterprise Value to production over the latest reported twelve months ("LTM"), (iv) Enterprise Value to LTM EBITDA, and (v) market value to LTM cash flow. The high, low and median multiples for such ratios for the selected transactions were (i) $318/oz., $148/oz. and $261/oz.,
(ii) $175/oz., $92/oz. and $154/oz., (iii) $4,004/oz., $1,219/oz. and
$2,847/oz., (iv) 25.6x, 8.3x and 20.8x and (v) 31.4x, 7.2x and 27.3x. These
compared to the implied multiples for the Merger at March 7, 1997 of (i) $161/oz., (ii) $91/oz., (iii) $3,415/oz., (iv) 25.0x and (v) 26.0x.

  In using such transactions to value Santa Fe, an analysis of the results was not simply mathematical nor necessarily precise; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of each of the constituent companies for each transaction and other factors that affect public trading values.

  Discounted cash flow analysis. SBCW prepared a discounted cash flow analysis for the mines and certain development projects of Santa Fe and Newmont Mining based on life of mine plans and corporate projections provided by each company. The analysis attributed no value to exploration potential of either company and, accordingly, all exploration costs were excluded from the cash flows subject to the analysis. The analysis was designed to provide relative valuation evidence and was not expected to establish the full net present value of either company as a going concern. Assuming no inflation, gold prices of $370/oz. and $400/oz. and a discount rate range of 2% to 8%, and adjusting for net debt and certain other balance sheet items, the relative contribution of Santa Fe to the net present value of Newmont Mining after the Merger was in a range of 19% to 30%. This compares to an implied equity ownership percentage of approximately 36% for the Santa Fe stockholders under the Merger.

  Contribution analysis. SBCW examined the relative contribution of Santa Fe and Newmont Mining to Newmont Mining after the Merger on a number of different bases. Measures considered, among others, were (i) net present value, (ii) net book value, (iii) 1996 actual, and 1997 and 1998 estimated cash flow, (iv) 1996 actual, and 1997 and 1998 estimated production, (v) 1996 actual, and 1997 and 1998 estimated EBITDA, (vi) Reserves, and (vii) Reserves and Resources. This analysis indicated that Santa Fe would contribute (i) 19% to 30% (as noted above), (ii) 36%, (iii) 32%, 31% and 31%, (iv) 26%, 30% and 32%, (v)
32%, 27% and 28%, (vi) 35% and (vii) 40%, respectively. These compare to an implied equity ownership percentage of approximately 36% for Santa Fe stockholders as a result of the Merger. The results of the contribution analysis are not necessarily indicative of the contribution that the respective businesses may have in the future.

  Pro forma merger analysis. SBCW analyzed the pro forma consequences of the Merger upon the Santa Fe stockholders on a Santa Fe equivalent per share basis. The analyses were based on projected financial information provided by the management of Santa Fe and the management of Newmont Mining and upon certain assumptions described in the foregoing paragraphs. In particular, the projections assumed a spot gold price of $370 per ounce. The pro forma impacts on estimated results indicated that on the basis of cash flow per share, earnings per share, dividends per share, production per share, and Reserves per share, the Merger would be accretive for the Santa Fe stockholders in 1996, but dilutive on the basis of Reserves and Resources per share. In 1997 and 1998, the transaction would be accretive for the Santa Fe stockholders on the basis of cash flow per share, earnings per share, dividends per share and production per share. The pro forma results assume pre-tax operational synergies and cost savings of nil in 1996, $30 million in 1997 and $55 million in 1998. The pro forma results also assume tax synergies in the combination of nil in 1996, $21 million in 1997 and $12 million in 1998. Effects are stated before pre-tax one-time transaction and restructuring costs of $7 million in 1996 and $125 million in 1997, including the $65 million termination fee paid to Homestake.

  SBCW also considered the capitalization of Newmont Mining after the Merger as compared to that of Santa Fe. On a stand alone basis, the ratio of net debt to net book capitalization for Santa Fe as of December 31, 1996 was 43%. The ratio of net debt to net book capitalization for Newmont Mining after the Merger as at December 31, 1996 would be 34% before one-time transaction costs. The results of the pro forma merger analysis are not necessarily indicative of the future results or financial performance of Newmont Mining after the Merger.

  The foregoing is a summary of the material analyses prepared by SBCW in connection with providing the SBCW Opinion. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the opinion of SBCW, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the SBCW Opinion. SBCW did not form an opinion as to whether any individual analysis, considered in isolation, supported or failed to support the SBCW Opinion. The SBCW Opinion necessarily involved making complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies and precedent transactions and of other factors in relation to the trading and acquisition values of the comparable companies. In arriving at its opinion, SBCW considered the results of all such analyses and did not attribute particular weight to any one analysis or factor considered by it. No other company used in the comparable company analysis is identical to Santa Fe or Newmont Mining and no transaction used in the precedent transaction analysis summarized above is identical to the Merger. The analyses performed by SBCW, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more of less favorable than suggested by such analyses. Such analyses were prepared solely as part of SBCW's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the Santa Fe stockholders. In performing its analyses, SBCW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Santa Fe or Newmont Mining. The foregoing summary does not purport to be a complete description of the analyses prepared by SBCW.

  SBCW is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, SBCW regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Santa Fe retained SBCW based upon SBCW's expertise in the valuation of companies, as well as its familiarity with Santa Fe and other gold mining companies. In the ordinary course of its business, SBCW trades the equity and debt securities of both Santa Fe and Newmont Mining for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Additionally, SBCW has previously provided investment banking and financial advisory services to Santa Fe for which it has received compensation. Over the past five years, SBCW provided investment banking services to Newmont Mining on a number of occasions, most recently in 1996, for which SBCW received compensation.

  Pursuant to a letter agreement dated January 19, 1996 as amended by a supplementary letter agreement dated December 3, 1996, Santa Fe has agreed to pay SBCW (i) an initial fee of $50,000 upon signing the January 1996 letter agreement, (ii) a retainer fee of $50,000 per month for an initial period of 12 months commencing January 19, 1996, (iii) a fee of $2,250,000 upon announcement of the Merger, and (iv) a fee of $12,750,000 upon consummation of the Merger. The fees payable under subparagraphs (i) and (ii) above are offsettable against the fee payable under subparagraph (iv) above. Santa Fe has also agreed to reimburse SBCW for its out-of-pocket expenses including the reasonable fees and disbursements of counsel and to indemnify SBCW and certain other persons against certain liabilities in connection with the engagement of SBCW, including certain liabilities under U.S. Federal securities laws. No additional fee was or will be paid to SBCW in connection or as a result of the rendering of its opinion.

U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following is a discussion of the material U.S. Federal income tax consequences of the receipt of Newmont Mining Common Stock by a holder of Santa Fe Common Stock pursuant to the Merger contemplated by this Joint Proxy Statement/Prospectus. Except as specifically noted, this discussion applies only to a U.S. Holder (as hereinafter defined). This summary applies only to U.S. Holders who hold Santa Fe Common Stock as capital assets and does not address aspects of U.S. Federal income tax that may be applicable to holders that are subject to special tax rules, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign persons (except as described below under "--Foreign Investment in Real Property Tax"), persons who acquired shares of Santa Fe Common Stock pursuant to an exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of Santa Fe Common Stock as part of a straddle or conversion transaction. Also, the summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder.

  This discussion is based on current law and the opinion of White & Case and Wachtell, Lipton, Rosen & Katz. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The opinion of White & Case and Wachtell, Lipton, Rosen & Katz set forth in this summary is based on current law and on the assumptions set forth herein. Neither Newmont Mining nor Santa Fe will request any ruling from the Internal Revenue Service as to the U.S. Federal income tax consequences of the Merger. An opinion of counsel is not binding on the Internal Revenue Service, and the Internal Revenue Service is not precluded from taking contrary positions.

  For purposes of this discussion, a "U.S. Holder" means a holder of shares of Santa Fe Common Stock that is (i) a citizen or resident of the U.S., (ii) a corporation or partnership organized in or under the laws of the U.S. or any political subdivision thereof or therein, or (iii) an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source. For taxable years beginning after December 31, 1996, a trust will be a U.S. holder if (x) a U.S. court can exercise primary supervision over the administration of such trust and (y) one or more U.S. fiduciaries has the authority to control all of the substantial decisions of such trust.

 General

  In the opinion of White & Case and Wachtell, Lipton, Rosen & Katz, counsel to Newmont Mining, exchanges of Santa Fe Common Stock for Newmont Mining Common Stock pursuant to the Merger will be treated for U.S. Federal income tax purposes as exchanges pursuant to a plan of reorganization within the meaning of Section 368(a) of the Code and, consequently, no gain or loss will be recognized by U.S. Holders of Santa Fe Common Stock upon such exchanges, except as described below under "--Tax Consequences to Holders of Santa Fe Common Stock." This opinion is based on certain assumptions, including that
(i) the continuity of stockholder interest requirement applicable to corporate reorganizations (which requires a continuing equity interest in Newmont Mining by holders owning a significant percentage of the Santa Fe Common Stock prior to the consummation of the Merger) will be satisfied, (ii) Newmont Mining will continue Santa Fe's historic business or will use a significant portion of Santa Fe's historic business assets in a business, (iii) after the Merger, Santa Fe will hold all or substantially all (as defined under the Code) of its properties and of the properties of Sub (other than stock of Newmont Mining distributed pursuant to the Merger) and (iv) the Merger will generally be consummated as contemplated by this Joint Proxy Statement/Prospectus.

  If the Merger is consummated as contemplated by this Joint Proxy Statement/Prospectus and based on the above assumptions, no gain or loss will be recognized by Newmont Mining or Santa Fe with respect to the exchange of Santa Fe Common Stock and Newmont Mining Common Stock as a result of the Merger.

 Tax Consequences to Holders of Santa Fe Common Stock

  If the Merger is consummated as contemplated by this Joint Proxy Statement/Prospectus and based on the above assumptions, the material U.S. Federal income tax consequences to U.S. Holders who hold Santa Fe Common Stock as capital assets and who exchange such Santa Fe Common Stock pursuant to the Merger will be as follows:

    (i) no gain or loss will be recognized by a U.S. Holder on the exchange of Santa Fe Common Stock for Newmont Mining Common Stock, except as described below with respect to the receipt of cash in lieu of fractional shares of Newmont Mining Common Stock;

    (ii) the aggregate adjusted tax basis of shares of Newmont Mining Common Stock received by a U.S. Holder (including fractional shares of Newmont Mining Common Stock deemed received and redeemed as described below) will be the same as the aggregate adjusted tax basis of the Santa Fe Common Stock exchanged therefor;

    (iii) the holding period of shares of Newmont Mining Common Stock (including the holding period of fractional shares of Newmont Mining Common Stock) received by a U.S. Holder will include the holding period of the Santa Fe Common Stock exchanged therefor; and

    (iv) a U.S. Holder of Santa Fe Common Stock who receives cash in lieu of fractional shares of Newmont Mining Common Stock will be treated as having received such fractional shares and then as having received such cash in redemption of such fractional shares. Under Section 302 of the Code, provided that such deemed distribution is "substantially disproportionate" with respect to such U.S. Holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest in Newmont Mining Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the fractional shares is more than one year.

 Foreign Investment in Real Property Tax

  A non-U.S. Holder of Santa Fe Common Stock that has held more than 5% of the outstanding Santa Fe Common Stock at some time during the five-year period ending on the date when such non-U.S. Holder exchanges the Santa Fe Common Stock in the Merger may be subject to tax under the Foreign Investment in Real Property Tax ("FIRPTA") provisions of the Code and the Treasury Regulations promulgated thereunder unless certain certification and filing requirements are satisfied. Any such non-U.S. Holder should consult with its own tax advisor regarding the application of the FIRPTA provisions to its particular circumstances.

  In addition, Newmont Mining should constitute a "United States real property holding corporation" for U.S. Federal income tax purposes, and certain dispositions of interests in Newmont Mining by a non-U.S. Holder may be subject to tax under the FIRPTA provisions. Non-U.S. Holders that acquire shares of Newmont Mining Common Stock in the Merger should consult with their own tax advisors generally as to the possible application to them of the FIRPTA provisions with respect to their acquisition, holding and disposition of the Newmont Mining Common Stock.

ANTICIPATED ACCOUNTING TREATMENT

  Newmont Mining believes that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes, based upon its review and the advice of Arthur Andersen, its independent public accountants. Under this method of accounting, Newmont Mining will restate its consolidated financial statements to include the assets, liabilities, stockholders' equity and results of operations of Santa Fe at historical cost. The Contribution Transaction, which will be an exchange between entities under common control, will not affect this accounting treatment.

  It is a condition to the Merger that (i) Newmont Mining shall have received a letter from Arthur Andersen that the Merger will be treated as a pooling of interests under Accounting Principles Board Opinion No. 16 and (ii) Santa Fe shall have received a letter from Price Waterhouse stating that Price Waterhouse concurs with the conclusions of Santa Fe management that, as of the Closing Date, no conditions exist that would preclude Newmont Mining's accounting for the Merger as a pooling of interests as those conditions relate to Santa Fe.

REGULATORY MATTERS

  Under the HSR Act and the rules that have been promulgated thereunder (the "Rules"), certain acquisitions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. The acquisition of shares of Santa Fe Common Stock pursuant to the Merger is subject to the HSR Act. Newmont Mining and Santa Fe each filed on January 7, 1997, with the Antitrust Division and the FTC a Hart-Scott-Rodino Notification and Report Form with respect to the acquisition of the shares of Santa Fe Common Stock by Newmont Mining. Under the applicable provisions of the HSR Act, the acquisition of the shares of Santa Fe Common Stock could not be consummated until the expiration or early termination of the waiting period following the filing of such Report Form by Newmont Mining. The waiting period under the HSR Act expired on February 6, 1997.

  Certain stockholders of Santa Fe may be required to make separate filings with the FTC and Antitrust Division under the HSR Act and the Rules in conjunction with the receipt of shares of Newmont Mining Common Stock. Such stockholders will then be required to observe applicable waiting periods under the HSR Act and the Rules before receiving shares of Newmont Mining Common Stock. If any stockholder is obligated to make such a filing, Newmont Mining will deposit the shares of Newmont Mining Common Stock to be exchanged, pursuant to the Rules, pending expiration or early termination of the waiting period.

ABSENCE OF APPRAISAL RIGHTS

  Under the DGCL, the Santa Fe stockholders are not entitled to appraisal or dissenters' rights in connection with the Merger because the Santa Fe Common Stock is listed on a national securities exchange and the consideration which such stockholders will be entitled to receive in the Merger will consist solely of Newmont Mining Common Stock, which will also be listed on a national securities exchange, and cash in lieu of fractional shares. The Newmont Mining stockholders are not entitled to appraisal or dissenters' rights in connection with the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of the Santa Fe Board and Santa Fe management may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Santa Fe generally. The Santa Fe Board was aware of these interests of management and considered them, among other matters, in approving the Merger.

 Board of Directors

  At the Effective Time, the Newmont Mining Board and the Newmont Gold Board will include five members of the current Santa Fe Board chosen by the Nominating Committee of the Newmont Mining Board from at least six candidates proposed by the Santa Fe Board.

 Directors and Officers Insurance; Limitation of Liability of Santa Fe Directors and Officers

  The Merger Agreement provides that Newmont Mining will, to the fullest extent permitted by law, cause Santa Fe to honor all of its obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of Santa Fe for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of Santa Fe existed on the date of the Merger Agreement. The Merger Agreement also provides that for a period of five years after the Effective Time, Newmont Mining will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Santa Fe (provided that Newmont Mining may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Newmont Mining will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date of the Merger Agreement by Santa Fe for such insurance (such 200% amount, the "Maximum Premium"). The Merger Agreement provides that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Newmont Mining will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium.

 Newmont Mining Employment Arrangements

  In connection with the negotiation of the Merger Agreement, Newmont Mining provided to Santa Fe term sheets regarding proposed employment arrangements for three senior executives of Santa Fe: Messrs. James, Wilkes and Hansen. Each of the proposed arrangements was for a three-year period and would provide full participation in all Newmont Gold benefit plans as well as base salaries ranging from $225,000 to $350,000 per year; a targeted annual bonus of between 50% and 65% of base salary; an intermediate term incentive plan targeted bonus of between 20% to 25% of base salary; and a grant of fair market value exercise price stock options for Newmont Mining Common Stock ranging from 20,000 to 25,000 shares per year. These employment arrangements, including proposed forms of employment agreements, are currently under discussion.

 Santa Fe Employee Benefit Plans after the Merger

  The Merger Agreement provides that for a period of one year after the Effective Time, Newmont Mining will (i) either (A) maintain or cause Santa Fe (or in the case of a transfer of all or substantially all the assets and business of Santa Fe, its successors and assigns) to maintain Santa Fe's benefit plans (other than medical plans and plans providing for the issuance of Santa Fe capital stock or based on the value of Santa Fe capital stock) at the benefit levels in effect on the date of the Merger Agreement or (B) provide or cause Santa Fe (or, in such case, its successors or assigns) to provide benefits (other than medical benefits) to employees of Santa Fe and Santa Fe's subsidiaries that, taken as a whole, are not materially less favorable in the aggregate to such employees than those provided to similarly situated employees of Newmont Mining or Newmont Gold, and (ii) make available plans providing for the issuance of Newmont Mining capital stock or based on the value of Newmont Mining capital stock, and provide or cause to be provided medical benefits, to employees of Santa Fe and Santa Fe's subsidiaries that are substantially equivalent to those provided to similarly situated employees of Newmont Mining. From and after the Effective Time, Newmont Mining will, and will cause Santa Fe to honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), Santa Fe's employment, severance and termination agreements with Santa Fe employees.

  The Merger Agreement also provides that with respect to any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), maintained by Newmont Mining or any Newmont Mining subsidiary (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with Santa Fe or any Santa Fe subsidiary will be treated as service with Newmont Mining or the Newmont Mining subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

  The consummation of the Merger will constitute a change in control for purposes of certain of the Santa Fe benefit plans. Accordingly, provisions of certain of the Santa Fe benefit plans may cause the acceleration of vesting and/or the payment, potential payment or funding of certain equity-based and cash-based incentives and supplemental retirement benefits.

 Santa Fe Rabbi Trust Agreement

  Santa Fe maintains a rabbi trust (the "Santa Fe Rabbi Trust") providing that in the event of a "potential change in control" (as defined in the Santa Fe Rabbi Trust), Santa Fe must contribute an amount equal to its estimated liabilities under each of the Santa Fe Supplemental Retirement Plan, Santa Fe Supplemental Retirement and Savings Plan, certain executive deferred compensation arrangements and the Santa Fe Severance Agreements (as defined below). Since a "potential change in control" occurred for purposes of the Santa Fe Rabbi Trust when Santa Fe executed the Homestake Merger Agreement, Santa Fe was required to and did contribute $12.5 million to the Santa Fe Rabbi Trust in respect of such plans and arrangements for the benefit of, among others, the executive officers of Santa Fe. The Santa Fe Rabbi Trust may require additional contributions from time to time.

 Santa Fe Change in Control Severance Agreements

  Santa Fe has in effect severance agreements with 27 current executives and key employees, including the Chief Executive Officer of Santa Fe and the four most highly compensated executive officers who were serving as executive officers of Santa Fe at the end of 1996 (the "Santa Fe Severance Agreements"). Santa Fe's obligations under each Santa Fe Severance Agreement are triggered if such person's employment is terminated within 24 months following a change in control of Santa Fe. The consummation of the Merger will constitute a change in control for purposes of the Santa Fe Severance Agreements. Under each Santa Fe Severance Agreement, a terminated person would receive a cash severance payment equal to (i) two times the higher of (a) the person's annual base salary as in effect immediately prior to the date of termination or (b) the highest annual base salary paid to the person during the period of twenty-four (24) months prior to the change in control (as defined therein) related to termination of the person's employment, plus (ii) two times the maximum incentive award payable to the person under any annual bonus or incentive plan maintained by Santa Fe, for the fiscal year during which the date of termination occurs or, if higher, for the fiscal year during which first occurs an event or circumstance constituting good reason (as defined therein), assuming for purposes hereof that the person had been employed by Santa Fe for all of such year, that all performance objectives for such year had been met at the maximum levels and that the person had been entitled to a full award thereunder.

  The Santa Fe Severance Agreements also provide for the continuation of health care and life insurance and also provide for certain other benefits such as outplacement services and relocation benefits. Notwithstanding the foregoing, the benefits payable under the Santa Fe Severance Agreements will be reduced to the extent necessary to assure that Santa Fe will not lose its ability to deduct any such payments for U.S. Federal tax purposes by virtue of Section 280G of the Code. The Santa Fe Severance Agreements also provide that the beneficiary may elect to receive severance benefits over an extended period of time (without interest), rather than in a lump sum payment, in accordance with the following options (the "Extended Payments"): (i) in equal monthly installments over a period not to exceed 36 months; (ii) if such person has reached age 55 and accrued 10 years of pension vesting service at the time of termination, over a period of time ending on the earliest to occur of (A) the date such person commences receiving benefits under Santa Fe's qualified pension plan, (B) attainment of age 65 or (C) attainment of age 62 and accrual of 30 years of pension vesting service; and (iii) if such person has reached age 40 and the sum of such person's age and number of years of pension vesting service equals or exceeds 50 at the time of termination, over a period of time ending on the date such person commences receiving benefits under Santa Fe's qualified pension plan. Any such person electing to receive Extended Payments will be entitled to receive continued health and welfare coverage and will continue to accrue service credit under Santa Fe's Supplemental Retirement Plan so long as the Extended Payments continue.

 Santa Fe Equity Based Incentive Awards

  The provisions of the Merger Agreement relating to the stock options outstanding under Santa Fe's Long Term Incentive Stock Plan (the "Santa Fe LTISP") are described under "The Merger Agreement--Certain Covenants." Pursuant to the provisions of the Santa Fe LTISP (which provisions were in effect from the inception of the Santa Fe LTISP in May 1995), vesting is accelerated upon a change in control. Accordingly, following the consummation of the Merger, each such Santa Fe Stock Option will become immediately exercisable in full.

  The Santa Fe executive officers hold shares of restricted Santa Fe Common Stock under the Santa Fe LTISP. Such restricted stock will become fully vested and all restrictions thereon will lapse upon the consummation of the Merger.

  See "Beneficial Ownership of Securities--Ownership of Common Stock by Management" for additional information regarding beneficial ownership of Santa Fe Common Stock and Newmont Mining Common Stock by directors and officers of Santa Fe.

 Payments to David H. Batchelder

  Pursuant to a resolution of the Santa Fe Board adopted on December 5, 1996, Santa Fe will pay to David H. Batchelder, a director of Santa Fe, $1,050,000 for certain advisory services Mr. Batchelder has provided and will provide to Santa Fe in connection with its consideration of strategic alternatives. Such amount is payable in quarterly installments of $87,500, or as to remaining installments, upon termination of Mr. Batchelder's assignment by the Santa Fe Board, if earlier. The first such installment was paid in December 1996. Mr. Batchelder's assignment will terminate at the Effective Time upon consummation of the Merger. Accordingly, all remaining installments will be paid as of the Effective Time.

 Options Granted to Peter Steen; Payments for Committee Chairman

  In 1996, Peter Steen, a director of Santa Fe, received a stock option under Santa Fe's Directors' Stock Compensation Plan for 50,000 shares of Santa Fe Common Stock as compensation for his position as Chairman of the Executive and Policy Committee. The exercise price is $15.38. The option, which does not accelerate as a result of the Merger, will vest as to 50% of the underlying shares of Santa Fe Common Stock at each of March 1, 1997 and March 1, 1998. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger such option will be converted into an option for Newmont Mining Common Stock.

  In connection with Peter Steen's appointment as a director and his agreement to serve as Chairman of the Executive and Policy Committee of the Santa Fe Board, the Santa Fe Board resolved to compensate Mr. Steen $25,000 per quarter for his service, through the date of Santa Fe's 1998 Annual Meeting of Stockholders (anticipated to be held in the second quarter of 1998). In light of the Merger, the Santa Fe Board has determined to accelerate the remaining payments to the Effective Time.

RESALE OF NEWMONT MINING COMMON STOCK

  The Newmont Mining Common Stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the "Securities Act"), except for shares issued to any Santa Fe stockholder who may be deemed to be an "affiliate" of Newmont Mining or Santa Fe for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment. It is expected that each such affiliate will enter into an agreement with Newmont Mining providing that such affiliate will not transfer any Newmont Mining Common Stock received in the Merger except in compliance with the Securities Act. In addition, it is expected that each such affiliate will agree not to make any transfer either during the 30 day period prior to the Effective Time or thereafter until after such time as financial results covering at least 30 days of combined operations of Newmont Mining and Santa Fe after the Merger have been published. Pursuant to the Merger Agreement, Newmont Mining has agreed to publish such financial results as promptly as practicable, and in any event within 30 days following the end of the first full calendar month following the Merger. This Joint Proxy Statement/Prospectus does not cover resales of Newmont Mining Common Stock received by any person who may be deemed to be such an affiliate of Newmont Mining or Santa Fe.

THE CONTRIBUTION TRANSACTION

  Upon consummation of the Merger, shares of the common stock of the Surviving Corporation held by Newmont Mining will be contributed to Newmont Gold in exchange for (i) shares of Newmont Gold Common Stock in an amount equal to the number of shares of Newmont Mining Common Stock issued in the Merger and (ii) options to acquire additional shares of Newmont Gold Common Stock (the "Additional Newmont Gold Options") having the same terms as the Santa Fe Stock Options assumed by Newmont Mining pursuant to the Merger Agreement, as adjusted as contemplated by the Merger Agreement (except that the Additional Newmont Gold Options will be exercisable for shares of Newmont Gold Common Stock). The aggregate number of shares of Newmont Gold Common Stock issuable upon exercise of the Additional Newmont Gold Options will equal the aggregate number of shares of Newmont Mining Common Stock issuable upon exercise of the Santa Fe Stock Options. The contribution of the shares of common stock of the Surviving Corporation to Newmont Gold and the issuance to Newmont Mining of the shares of Newmont Gold Common Stock and the Additional Newmont Gold Options are collectively referred to herein as the "Contribution Transaction." As a result of the Contribution Transaction, Santa Fe will become a wholly owned subsidiary of Newmont Gold and the number of outstanding shares of Newmont Mining Common Stock will continue to be equal to the number of shares of Newmont Gold Common Stock owned by Newmont Mining.

  On March 26, 1997, there were 131,552,156 shares of Santa Fe Common Stock outstanding and 1,320,193 shares of Santa Fe Common Stock issuable upon exercise of Santa Fe Stock Options that are or will be exercisable at the time of consummation of the Merger. Assuming the exercise of all such outstanding Santa Fe Stock Options, a total of 57,135,111 shares of Newmont Mining Common Stock will be issued to the Santa Fe stockholders in the Merger and, upon consummation of the Contribution Transaction, 57,135,111 shares of Newmont Gold Common Stock will be issued to Newmont Mining.

In addition, based upon the Santa Fe Stock Options outstanding on      , 1997
that will be assumed by Newmont Mining pursuant to the Merger, an additional shares of Newmont Gold Common Stock will be issuable to Newmont Mining upon exercise of the Additional Newmont Gold Options. As a result of the Contribution Transaction, Newmont Mining will own approximately 94% of the outstanding shares of Newmont Gold Common Stock.

  The Contribution Transaction is not expected to have a material impact on the financial interests of Newmont Mining stockholders (including those stockholders who, immediately prior to the Effective Time of the Merger, were Santa Fe stockholders) in the assets or earnings of Newmont Gold and Santa Fe, taken as a whole, compared to such stockholders' interests in such assets and earnings following the Merger and prior to the Contribution Transaction.

  The Contribution Transaction will be subject to approval by the holders of a majority of the votes cast by Newmont Gold stockholders, provided that the total votes cast represent more than 50% of the outstanding shares of Newmont Gold Common Stock, which approval will be sought at the 1997 Annual Meeting of the stockholders of Newmont Gold which is scheduled to be held on May 5, 1997. Since Newmont Mining owns approximately 91% of the outstanding Newmont Gold Common Stock, it has sufficient voting power to approve the Contribution Transaction without the vote of any other stockholder of Newmont Gold. Newmont Mining intends to vote for the approval of the Contribution Transaction.

CERTAIN LITIGATION

  On December 6, 1996, a Santa Fe stockholder filed a stockholders' class action complaint (McKewon v. Batchelder, C.A. No. 15406) against Santa Fe and the Santa Fe Board (collectively, the "Defendants") in the Court of Chancery. The same day, two other Santa Fe stockholders filed two separate, but similar, class action complaints against Santa Fe and the Santa Fe Board in the Court of Chancery, and on December 9, 1996, three more Santa Fe stockholders (collectively with the three previously mentioned stockholders, the "Plaintiffs") filed three additional separate, but similar, class action complaints against Santa Fe and the Santa Fe Board in the Court of Chancery (Steiner v. James, C.A. No. 15407; Arthur v. Batchelder, C.A. No. 15409; Fielden v. James, C.A. No 15411; Bronzaft v. James, C.A. No. 15412; and Burt
v. James, C.A. No. 15413). To date, the Defendants have been served only with the McKewon complaint.

  On January 6, 1997, the Defendants moved to dismiss the McKewon complaint and also moved to stay discovery pending resolution of the motion to dismiss. On January 7, 1997, the Plaintiffs informed the Defendants that there was no need to comply with the Plaintiffs' First Request for Production of Documents filed on December 31, 1996. On January 22, 1997, the Court of Chancery entered an order consolidating the six actions into one action captioned In re Santa Fe Pacific Gold Corporation Shareholders Litigation, Cons. C.A. No. 15406. The Order of Consolidation stated that papers need only be filed in Civil Action No. 15406 (McKewon) and that the Plaintiffs shall file a consolidated amended complaint as soon as practicable.

  The McKewon complaint alleges, among other things, that the members of the Santa Fe Board breached their fiduciary duties to the Santa Fe stockholders by failing to fully consider the Newmont Mining proposal made on December 5, 1996. The other complaints filed on December 6, 1996 and December 9, 1996 make similar allegations. The Fielden and Burt complaints also allege that the members of the Santa Fe Board approved the Homestake Merger to ensure that certain of the Defendants would retain their positions. The McKewon action seeks, among other things, to have the Court order the Defendants to take various actions to cooperate with any entity or person interested in proposing a transaction with Santa Fe and to act to maximize stockholder value, and seeks unspecified damages.

  Santa Fe does not believe that these actions will have a material adverse effect on Santa Fe's financial position or results of operations. The Defendants intend to defend vigorously against the Plaintiffs' allegations.

                             THE MERGER AGREEMENT

  The following description of the material provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is attached hereto as Appendix A and is incorporated herein by reference.

GENERAL

  The Merger Agreement provides that Sub will be merged with and into Santa Fe, with Santa Fe being the Surviving Corporation. The Merger will become effective at the Effective Time.

PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

  The conversion of Santa Fe Common Stock into the right to receive Newmont Mining Common Stock will occur automatically at the Effective Time. As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail a transmittal letter to each former Santa Fe stockholder. The transmittal letter will contain instructions with respect to the surrender of certificates previously representing Santa Fe Common Stock to be exchanged for Newmont Mining Common Stock.

  SANTA FE STOCKHOLDERS SHOULD NOT FORWARD SANTA FE STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. SANTA FE STOCKHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

  After the Effective Time, each certificate that previously represented shares of Santa Fe Common Stock will represent only the right to receive, upon surrender of such certificate, certificates representing the number of whole shares of Newmont Mining Common Stock into which the shares of Santa Fe Common Stock were converted in the Merger, cash in lieu of fractional shares of Newmont Mining Common Stock, and dividends to the extent described below.

  Holders of certificates previously representing Santa Fe Common Stock will not be paid dividends or distributions on the Newmont Mining Common Stock into which such shares have been converted with a record date after the Effective Time, and will not be paid cash in lieu of fractional shares of Newmont Mining Common Stock, until such certificates are surrendered to the Exchange Agent for exchange. When such certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Newmont Mining Common Stock payable as described below will be paid without interest.

  In the event of a transfer of ownership of Santa Fe Common Stock which is not registered in the transfer records of Santa Fe, a certificate representing the proper number of shares of Newmont Mining Common Stock may be issued to a person other than the person in whose name the certificate so surrendered is registered, if such certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Newmont Mining Common Stock to a person other than the registered holder of such certificate or establish to the satisfaction of Newmont Mining that such tax has been paid or is not applicable.

  All shares of Newmont Mining Common Stock issued upon the surrender for exchange of shares of Santa Fe Common Stock (including any cash paid in lieu of any fractional shares of Newmont Mining Common Stock), will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Santa Fe Common Stock, subject, however, to Santa Fe's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Santa Fe on such shares of Santa Fe Common Stock in accordance with the Merger Agreement or prior to the date of the Merger Agreement and which remain unpaid at the Effective Time.

  No fractional shares of Newmont Mining Common Stock will be issued to any Santa Fe stockholder in connection with the consummation of the Merger. In lieu of any such fractional shares, each holder of Santa Fe Common Stock who otherwise would be entitled to receive a fractional share of Newmont Mining Common Stock pursuant to the Merger will be paid an amount in cash equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Newmont Mining Common Stock (the "Excess Shares"), if any, that would have been issued in the Merger. As soon as practicable following the Effective Time, the Exchange Agent will determine the number of Excess Shares, if any, and the Exchange Agent, as agent of such holders, will sell any such Excess Shares at the then prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. The proceeds from such sale or sales available for distribution to such holders will be reduced by the compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, including all related commissions, transfer taxes and other out-of-pocket transaction costs. Until the net proceeds of such sale or sales have been distributed to such holders, the Exchange Agent will hold such proceeds in trust for such holders. As soon as practicable after the determination of the amount of cash, if any, to be paid to such holders in lieu of any fractional shares of Newmont Mining Common Stock, the Exchange Agent will make available such amounts, without interest, to such holders who have surrendered their certificates.

CONSIDERATION

  Under the terms of the Merger Agreement, each share of Santa Fe Common Stock (excluding Santa Fe Common Stock held directly or indirectly by Newmont Mining, Santa Fe or any of their respective subsidiaries) will be converted into the right to receive 0.43 (subject to certain adjustments as described below) of a share of Newmont Mining Common Stock. Each share of Santa Fe Common Stock owned directly or indirectly by Santa Fe, Newmont Mining or any of their respective subsidiaries will be cancelled. Each issued and outstanding share of capital stock of Sub will be converted into a share of the Surviving Corporation's common stock. The Exchange Ratio may be adjusted by Newmont Mining and Santa Fe by mutual agreement to preserve the economic benefits reasonably expected to be received by Santa Fe and Newmont Mining as a result of the consummation of the transaction in the event (i) of any split, combination or reclassification of Newmont Mining Common Stock or the issuance or the authorization of any issuance of any other securities in exchange or in substitution for Newmont Mining Common Stock, (ii) a Distribution Date, Share Acquisition Date or Triggering Event occurs under the Rights Agreement, dated as of January 26, 1995, as amended (the "Santa Fe Rights Agreement"), between Santa Fe and Harris Trust and Savings Bank, as Rights Agent (as such terms are defined therein), (iii) under certain circumstances, a Distribution Date, Triggering Event or Section 13 Event occurs under the Newmont Mining Rights Agreement (as such terms are defined therein), or (iv) an Extraordinary Transaction, Control Date or Distribution Date occurs under the Newmont Mining Equal Value Rights Agreement (as such terms are defined therein).

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains certain representations and warranties of Santa Fe including, among other things: (i) that no consents or approvals of any governmental entity or third party which is not a governmental entity are necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement, except as disclosed in the Merger Agreement or, in the case of consents or approvals from third parties which are not governmental entities, the failure of which to obtain would not have a material adverse effect on Santa Fe; (ii) that Santa Fe has filed all required reports, registrations and statements required to be filed since January 1, 1995, with the Commission; (iii) as to brokers; (iv) that there has been no event, change, effect or development since September 30, 1996, except as disclosed in its documents filed with the Commission prior to the date of the Merger Agreement, that has had or, so far as reasonably can be foreseen, is likely to have, individually or in the aggregate, a Santa Fe Material Adverse Effect (as defined herein); (v) as to employee compensation; (vi) as to actions and proceedings pending or threatened against Santa Fe; (vii) as to employee benefit plans; (viii) that the documents filed by Santa Fe with the Commission since January 1, 1995, did not contain any untrue statement of material fact and did not omit any material fact necessary to make the statements therein not misleading; (ix) as to governmental licenses and permits, and compliance with laws, including relevant tax laws; (x) as to material contracts; (xi) as to state takeover laws; (xii) that the information to be provided by Santa Fe and its subsidiaries in this Joint Proxy Statement/Prospectus in connection with the Merger Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; (xiii) as to compliance with environmental laws; (xiv) as to compliance with the Homestake Merger Agreement while it was in effect; and (xv) that Santa Fe has taken all necessary action to render the Santa Fe Rights Agreement inapplicable to the transaction. In addition, the Merger Agreement contains representations and warranties by Santa Fe as to, among other things, its organization, capitalization, ownership of its material subsidiaries, authority to enter into the Merger Agreement and the binding effect of the Merger Agreement. As used in the Merger Agreement, a "Santa Fe Material Adverse Effect" is defined as any act or omission that would (i) have a material adverse effect on the business, properties, financial condition or results of operations of Santa Fe and its subsidiaries, taken as a whole (other than effects relating to the gold mining industry in general), or (ii) prevent Santa Fe from performing its obligations under the Merger Agreement.

  The Merger Agreement also contains similar representations and warranties with respect to Newmont Mining and Sub.

CERTAIN COVENANTS

  The Merger Agreement provides for certain covenants pending the Effective Time. Newmont Mining and Santa Fe shall, and shall cause their respective subsidiaries to, (i) conduct their businesses in the usual, regular and ordinary course consistent with past practices and (ii) use their reasonable efforts to preserve intact their respective business organizations, employees and business relationships. The Merger Agreement also restricts, with certain specific exceptions, among other things, the ability of Newmont Mining and Santa Fe and their respective subsidiaries to (i) increase dividends or redeem, purchase or reclassify capital stock, (ii) issue, deliver, sell, grant, pledge or otherwise encumber shares of their capital stock, (iii) dispose of or encumber assets (other than sales of real property having an aggregate fair market value of less than $20 million (less than $30 million in the case of Newmont Mining) or encumbrances in the ordinary course of business), (iv) make any material acquisitions, (v) increase employee compensation (other than in the ordinary course or pursuant to existing employment agreements or as required by applicable laws), (vi) incur any indebtedness, except for short-term borrowings incurred in the ordinary course of business, (vii) make any new capital expenditures that in the aggregate are in excess of $25 million above the aggregate amount currently budgeted, (viii) amend their respective certificates of incorporation and by-laws, (ix) make any material tax election except to the extent already provided for in documents filed with the Commission, (x) make any amendment to any employee stock option plan and (xi) terminate or amend on terms less favorable to itself any agreement filed as an exhibit to any documents filed with the Commission.

  The Merger Agreement provides that Santa Fe shall not, nor shall it permit any of its respective subsidiaries to, nor shall it authorize or permit any of its respective officers, directors or employees of or any of its respective investment bankers, attorneys, accountants or other advisors or representatives to, (i) solicit, initiate or encourage the submission of any Santa Fe Takeover Proposal (as defined below), (ii) enter into any agreement with respect to any Santa Fe Takeover Proposal or (iii) provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions in connection with any Santa Fe Takeover Proposal; provided, however, that (A) Santa Fe may, prior to receipt of the Santa Fe Stockholder Approval (as defined in the Merger Agreement) and in response to a Santa Fe Takeover Proposal that was not solicited by it and that did not otherwise result from a breach of this covenant, provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions with such person regarding any Santa Fe Takeover Proposal, in each case only if the Santa Fe Board determines in good faith, after consultation with counsel and its financial advisors, that failing to take such action would create a reasonable possibility of a breach of the fiduciary duties of the Santa Fe Board, and (B) nothing contained in the Merger Agreement shall prevent Santa Fe or the Santa Fe Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Santa Fe Takeover Proposal or prevent the Santa Fe Board from taking any action permitted by the covenant described in the second succeeding paragraph. A "Santa Fe Takeover Proposal" means any proposal for a merger, consolidation or other business combination involving Santa Fe or a significant subsidiary of Santa Fe or any proposal or offer to acquire in any manner, directly or indirectly, more than 30% of any class of voting securities of Santa Fe or of a significant subsidiary of Santa Fe (other than where such significant subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Santa Fe and Santa Fe's subsidiaries, taken as a whole), including any proposal or offer relating to the acquisition by Santa Fe or a significant subsidiary of Santa Fe in any manner, directly or indirectly, of any securities or assets of another person in consideration for the issuance of more than 30% of any class of voting securities of Santa Fe or of a significant subsidiary of Santa Fe (other than where such significant subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Santa Fe and Santa Fe's subsidiaries, taken as a whole), or assets representing a substantial portion of the assets of Santa Fe and Santa Fe's subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement. The Merger Agreement provides that Santa Fe shall, and shall cause each Santa Fe Subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by Santa Fe or any subsidiary of Santa Fe or any officer, director or employee of or investment banker, attorney, accountant or other advisor or representative of, Santa Fe or any subsidiary of Santa Fe, with any parties conducted heretofore with respect to any of the foregoing. The Merger Agreement further provides that any action taken by Santa Fe, any subsidiary of Santa Fe or any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, Santa Fe or any subsidiary of Santa Fe with or with respect to any such party on or prior to the date hereof, shall be deemed not to constitute a violation of this covenant and shall not in and of itself constitute the solicitation of a Santa Fe Takeover Proposal even if such actions result in any such party making a Santa Fe Takeover Proposal after the date of the Merger Agreement.

  The Merger Agreement provides that Santa Fe promptly shall advise Newmont Mining orally and in writing of the receipt of any Santa Fe Takeover Proposal and of the receipt of any inquiry with respect to or which it reasonably believes could lead to any Santa Fe Takeover Proposal. Santa Fe promptly shall advise Newmont Mining orally and in writing of the identity of the person making any such Santa Fe Takeover Proposal or inquiry and of the material terms of any such Santa Fe Takeover Proposal and of any changes thereto; provided, however, that the Santa Fe Board shall have determined in good faith, after consultation with counsel, that taking such action would not create a reasonable possibility of a breach of the fiduciary duties of the Santa Fe Board, except that in all events prior to exercising its right of termination described in clause (e) under "--Termination," Santa Fe shall endeavor to provide Newmont Mining with reasonable opportunity to respond to any Santa Fe Takeover Proposal which Santa Fe otherwise may wish to accept.

  The Merger Agreement provides that, except as provided in this paragraph, Santa Fe will hold a meeting of its stockholders for the purpose of obtaining the Santa Fe Stockholder Approval and cause the Santa Fe Board to recommend to its stockholders that they give the Santa Fe Stockholder Approval. The Merger Agreement further provides that subject to the covenant described in this paragraph, neither the Santa Fe Board, nor any committee thereof, shall (i) withdraw or adversely modify, or propose to withdraw or adversely modify, the adoption and approval by the Santa Fe Board or any such committee of the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Santa Fe Takeover Proposal. The Merger Agreement permits the Santa Fe Board to (i) not recommend to its stockholders that they give the Santa Fe Stockholder Approval or (ii) withdraw or adversely modify such recommendation, but only if and to the extent that
(x) a Santa Fe Takeover Proposal is pending at the time the Santa Fe Board determines to take any such action or inaction and such Santa Fe Takeover Proposal was not the result of an intentional breach of the covenant described in the second preceding paragraph by the Santa Fe Board and (y) the Santa Fe Board determines in good faith, after consultation with counsel and its financial advisors, and after consideration among other things whether such Santa Fe Takeover Proposal is more favorable to its stockholders than the transactions contemplated by the Merger Agreement (taking into account all relevant material terms of such Santa Fe Takeover Proposal and the Merger Agreement, including all such conditions, and any changes to the Merger Agreement proposed by Newmont Mining in response to such Santa Fe Takeover proposal) that failing to take any such action would create a reasonable possibility of a breach of the fiduciary duties of the Santa Fe Board.

  The Merger Agreement provides that Newmont Mining shall not, nor shall it permit any of its respective subsidiaries to, nor shall it authorize or permit any of its respective officers, directors or employees of or any of its respective investment bankers, attorneys, accountants or other advisors or representatives to, (i) solicit, initiate or encourage the submission of any Newmont Mining Takeover Proposal (as defined below), (ii) enter into any agreement with respect to any Newmont Mining Takeover Proposal or (iii) provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions in connection with any Newmont Mining Takeover Proposal; provided, however, that (A) Newmont Mining may, prior to receipt of the Newmont Mining Stockholder Approval (as defined in the Merger Agreement) and in response to a Newmont Mining Takeover Proposal that was not solicited by it and that did not otherwise result from a breach of this covenant, provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions with such person regarding any Newmont Mining Takeover Proposal, in each case only if the Newmont Mining Board determines in good faith, after consultation with counsel and its financial advisors, that failing to take such action would create a reasonable possibility of a breach of the fiduciary duties of the Newmont Mining Board, and (B) nothing contained in the Merger Agreement shall prevent Newmont Mining or the Newmont Mining Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Newmont Mining Takeover Proposal or prevent the Newmont Mining Board from taking any action permitted by the covenant described in the second succeeding paragraph. A "Newmont Mining Takeover Proposal" means any proposal for a merger, consolidation or other business combination involving Newmont Mining, or a significant subsidiary of Newmont Mining or any proposal or offer to acquire in any manner, directly or indirectly, more than 30% of any class of voting securities of Newmont Mining or of a significant subsidiary of Newmont Mining (other than where such significant subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Newmont Mining and Newmont Mining's subsidiaries, taken as a whole), including any proposal or offer relating to the acquisition by Newmont Mining or a significant subsidiary of Newmont Mining in any manner, directly or indirectly, of any securities or assets of another person in consideration for the issuance of more than 30% of any class of voting securities of Newmont Mining or of a significant subsidiary of Newmont Mining (other than where such significant subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Newmont Mining and Newmont Mining's subsidiaries, taken as a whole), or assets representing a substantial portion of the assets of Newmont Mining and Newmont Mining's subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement. The Merger Agreement provides that notwithstanding the foregoing, any transaction between Newmont Mining and a subsidiary of Newmont Mining shall not constitute a Newmont Mining Takeover Proposal. Consider merely setting forth Newmont distinctions in lieu of repeating identical provisions. The Merger Agreement further provides that Newmont Mining shall, and shall cause each Newmont Mining Subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by Newmont Mining or any subsidiary of Newmont Mining or any officer, director or employee of or investment banker, attorney, accountant or other advisor or representative of, Newmont Mining or any subsidiary of Newmont Mining, with any parties conducted heretofore with respect to any of the foregoing.

  The Merger Agreement provides that Newmont Mining promptly shall advise Santa Fe orally and in writing of the receipt of any Newmont Mining Takeover Proposal and of the receipt of any inquiry with respect to or which it reasonably believes could lead to any Newmont Mining Takeover Proposal. Newmont Mining promptly shall advise Santa Fe orally and in writing of the identity of the person making any such Newmont Mining Takeover Proposal or inquiry and of the material terms of any such Newmont Mining Takeover Proposal and of any changes thereto; provided, however, that the Newmont Mining Board shall have determined in good faith, after consultation with counsel, that taking such action would not create a reasonable possibility of a breach of the fiduciary duties of the Newmont Mining Board, except that in all events prior to exercising its right of termination described in clause (f) under "-- Termination," Newmont Mining shall endeavor to provide Santa Fe with reasonable opportunity to respond to any Newmont Mining Takeover Proposal which Newmont Mining otherwise may wish to accept.

  The Merger Agreement provides that, except as provided in this paragraph, Newmont Mining will hold a meeting of its stockholders for the purpose of obtaining the Newmont Mining Stockholder Approval and cause the Newmont Mining Board to recommend to its stockholders that they give the Newmont Mining Stockholder Approval. The Merger Agreement provides that subject to the covenant described in this paragraph, neither the Newmont Mining Board, nor any committee thereof, shall (i) withdraw or adversely modify, or propose to withdraw or adversely modify, the adoption and approval by the Newmont Mining Board or any such committee of the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Newmont Mining Takeover Proposal. The Merger Agreement permits the Newmont Mining Board to (i) not recommend to its stockholders that they give the Newmont Mining Stockholder Approval or (ii) withdraw or adversely modify such recommendation, but only if and to the extent that (x) a Newmont Mining Takeover Proposal is pending at the time the Newmont Mining Board determines to take any such action or inaction and such Newmont Mining Takeover Proposal was not the result of an intentional breach of the covenant described in the second preceding paragraph by the Newmont Mining Board and (y) the Newmont Mining Board determines in good faith, after consultation with counsel and its financial advisors, and after consideration among other things whether such Newmont Mining Takeover Proposal is more favorable to its stockholders than the transactions contemplated by the Merger Agreement (taking into account all relevant material terms of such Newmont Mining Takeover Proposal and the Merger Agreement, including all such conditions, and any changes to the Merger Agreement proposed by Santa Fe in response to such Newmont Mining Takeover proposal) that failing to take any such action would create a reasonable possibility of a breach of the fiduciary duties of the Newmont Mining Board.

  The Merger Agreement provides that the Santa Fe Board will adjust the terms of all outstanding Santa Fe Stock Options granted under Santa Fe's employee stock option plans, and the terms of such employee stock option plans, to provide that, at the Effective Time, each Santa Fe Stock Option outstanding immediately prior to the Effective Time will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Santa Fe Stock Option, the same number of shares of Newmont Mining Common Stock as the holder of such Santa Fe Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Santa Fe

Stock Option in full immediately prior to the Effective Time, at a price per share equal to (i) the aggregate exercise price for the shares of Santa Fe Common Stock otherwise purchasable pursuant to such Santa Fe Stock Option divided by (ii) the number of shares of Newmont Mining Common Stock deemed purchasable pursuant to such Santa Fe Stock Option; provided, however, that in the case of any Santa Fe Stock Option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 423 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such Santa Fe option and the terms and conditions of exercise of such Santa Fe Stock Option shall be determined in order to comply with Section 424(a) of the Code.

  The Merger Agreement provides that Santa Fe will adjust the terms of all outstanding phantom stock options, SARs and LSARs granted under Santa Fe's stock option plans to provide that, at the Effective Time, (i) each holder of a phantom stock option, SAR or LSAR shall be entitled to that number of phantom stock options, SARs or LSARs with respect to Newmont Mining Common Stock equal to the number of phantom stock options, SARs or LSARs, as the case may be, held by such holder immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) the share value on the grant date with respect to each Newmont Mining phantom stock option, SAR or LSAR, as the case may be, shall be equal to the share value on the grant date in effect with respect to the corresponding Santa Fe phantom stock option, SAR or LSAR, as the case may be, immediately prior to the Effective Time, divided by the Exchange Ratio.

  The Merger Agreement provides that as soon as practicable after the Effective Time, Newmont Mining will deliver to the holders of Santa Fe Stock Options, phantom stock options, SARs and LSARs appropriate notices setting forth such holders' rights pursuant to the respective Santa Fe employee stock option plans and the agreements evidencing the grants of such Santa Fe Stock Options, phantom stock options, SARs and LSARs will continue in effect on the same terms and conditions (subject to the adjustments required by the Merger Agreement after giving effect to the Merger). The Merger Agreement provides that Newmont Mining will comply with the terms of Santa Fe's employee stock option plans and ensure, to the extent required by, and subject to the provisions of, such employee stock option plans, that Santa Fe Stock Options which qualified as qualified stock options prior to the Effective Time continue to qualify as qualified stock options after the Effective Time.

  The Merger Agreement provides that Newmont Mining will take all corporate action necessary to reserve for issuance a sufficient number of shares of Newmont Mining Common Stock for delivery upon exercise of Santa Fe Stock Options assumed by Newmont Mining pursuant to the Merger Agreement. As soon as reasonably practicable after the Effective Time, Newmont Mining will file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Newmont Mining Common Stock subject to such Santa Fe Stock Options and will use reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Santa Fe Stock Options remain outstanding. With respect to those individuals who subsequent to the Merger are subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Newmont Mining will administer Santa Fe's employee stock option plans assumed by Newmont Mining pursuant to the Merger Agreement in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Santa Fe employee stock option plan complied with such rule prior to the Merger.

  The Merger Agreement provides that for a period of one year after the Effective Time, Newmont Mining will (i) either (A) maintain or cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to maintain Santa Fe's benefit plans (other than medical plans and plans providing for the issuance of Santa Fe capital stock or based on the value of Santa Fe capital stock) at the benefit levels in effect on the date of the Merger Agreement or (B) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide benefits (other than medical benefits) to employees of the

Surviving Corporation and Santa Fe's subsidiaries that, taken as a whole, are not materially less favorable in the aggregate to such employees than those provided to similarly situated employees of Newmont Mining, and (ii) make available plans providing for the issuance of Newmont Mining capital stock or based on the value of Newmont Mining capital stock, and provide or cause to be provided medical benefits, to employees of Santa Fe and Santa Fe's subsidiaries that are substantially equivalent to those provided to similarly situated employees of Newmont Mining. From and after the Effective Time, Newmont Mining will, and will cause the Surviving Corporation to honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), Santa Fe's employment, severance and termination agreements with Santa Fe employees.

  The Merger Agreement provides that with respect to any "employee benefit plan", as defined in Section 3(3) of ERISA, maintained by Newmont Mining or any Newmont Mining subsidiary (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with Santa Fe or any Santa Fe subsidiary will be treated as service with Newmont Mining or the Newmont Mining subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

  The Merger Agreement provides that Newmont Mining will, to the fullest extent permitted by law, cause Santa Fe to honor all of its obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of Santa Fe for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of Santa Fe existed on the date of the Merger Agreement. The Merger Agreement also provides that for a period of five years after the Effective Time, Newmont Mining will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Santa Fe (provided that Newmont Mining may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Newmont Mining will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed the Maximum Premium. The Merger Agreement provides that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Newmont Mining will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium.

CONDITIONS OF THE MERGER

  The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the receipt of the Santa Fe Stockholder Approval and the Newmont Mining Stockholder Approval; (ii) the shares of Newmont Mining Common Stock issuable upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (iii) the waiting periods (and any extensions thereto) applicable to the Merger Agreement under the HSR Act shall have been terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the consummation of the Merger, shall have been obtained; (iv) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;
(v) the Registration Statement for the Newmont Mining Common Stock shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission and Newmont Mining shall have received all necessary "blue sky" authorizations; (vi) Newmont Mining shall have received a letter from Arthur Andersen stating that the Merger will be treated as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and Santa Fe shall have received a letter from Price Waterhouse stating that Price Waterhouse concurs with the conclusions of Santa Fe management that, as of the Closing Date, no conditions exist that would preclude Newmont Mining's accounting for the Merger as a pooling of interests as those conditions relate to Santa Fe; and (vii) there shall not be pending any suit, action or proceeding by any governmental entity (a) challenging the acquisition of any shares of Santa Fe Common Stock, seeking to restrain or prohibit the consummation of the Merger or seeking to obtain from Santa Fe or Newmont Mining any damages that are material in relation to Santa Fe and its subsidiaries taken as a whole, (b) seeking to prohibit or limit the ownership or operation by Santa Fe or Newmont Mining or any of their subsidiaries of any material portion of the business or assets of Santa Fe or Newmont Mining or any of their subsidiaries or to compel Santa Fe or Newmont Mining or any of their subsidiaries to dispose of or hold separate any material portion of the business or assets of Santa Fe or Newmont Mining or any of their subsidiaries, as a result of the Merger, (c) seeking to impose limitations on the ability of Newmont Mining and Sub to acquire or hold, or exercise full rights to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, (d) seeking to prohibit Newmont Mining from effectively controlling in any material respect the business or operations of Santa Fe or (e) which otherwise is reasonably likely to have a Santa Fe Material Adverse Effect or a Newmont Mining Material Adverse Effect (which is defined similarly to Santa Fe Material Adverse Effect, except with reference to Newmont Mining and its subsidiaries).

  The obligation of Newmont Mining to effect the Merger is also subject to the satisfaction or waiver by Newmont Mining at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Santa Fe set forth in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Santa Fe set forth in the Merger Agreement that are not so qualified shall be true and correct in all material respects, as of the date of the Merger Agreement and, except to the extent such representations and warranties speak as of an earlier date, as of the Closing Date and Newmont Mining shall have received a certificate on behalf of Santa Fe to such effect; (ii) Santa Fe shall have performed in all material respects all of its obligations under the Merger Agreement at or prior to the Closing Date and Newmont Mining shall have received a certificate on behalf of Santa Fe to such effect; (iii) Newmont Mining shall have received the letters from Santa Fe affiliates referenced in the Merger Agreement; (iv) Newmont Mining shall have received an opinion of its counsel, in form and substance reasonably satisfactory to Newmont Mining, that the Merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (v) there shall not have occurred since the date of the Merger Agreement any event change, effect or development which, individually or in the aggregate, has had or is reasonably likely to have a Santa Fe Material Adverse Effect.

  The obligation of Santa Fe to effect the Merger is also subject to the satisfaction or waiver by Santa Fe at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Newmont Mining set forth in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Santa Fe set forth in the Merger Agreement that are not so qualified shall be true and correct in all material respects, as of the date of the Merger Agreement and, except to the extent such representations and warranties speak as of an earlier date, as of the Closing Date, and Santa Fe shall have received a certificate on behalf of Newmont Mining to such effect; (ii) Newmont Mining shall have performed in all material respects all of its obligations under the Merger Agreement at or prior to the Closing Date and Santa Fe shall have received a certificate on behalf of Newmont Mining to such effect; (iii) Newmont Mining shall have received the letters from Santa Fe affiliates referenced in the Merger Agreement; (iv) Santa Fe shall have received an opinion of its counsel, in form and substance reasonably satisfactory to Santa Fe, that the Merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (v) there shall not have occurred, since the date of the Merger Agreement, any event, change, effect or development which individually or in the aggregate, has had or is reasonably likely to have, a Newmont Mining Material Adverse Effect.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective
Time:

    (a) by mutual written consent of Newmont Mining, Sub and Santa Fe; or

    (b) by either Newmont Mining or Santa Fe: (i) if, at a duly held stockholders meeting of Santa Fe or any adjournment thereof at which the Santa Fe Stockholder Approval is voted upon, the Santa Fe Stockholder Approval shall not have been obtained; (ii) if, at a duly held stockholders meeting of Newmont Mining or any adjournment thereof at which the Newmont Mining Stockholder Approval is voted upon, the Newmont Mining Stockholder Approval shall not have been obtained; (iii) if the Merger shall not have been consummated on or before August 31, 1997 (the "Outside Date"), unless the failure to consummate the Merger is the result of a wilful, material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; (iv) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or (v) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition regarding the truth of representations and warranties made by each party and the performance of obligations of each party and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition as described in clause (A) above);

    (c) by Newmont Mining in the event that the condition to the obligation of Newmont Mining to effect the Merger relating to the receipt of pooling of interests letters from each of Newmont Mining's and Santa Fe's independent public accountants, or any other condition to Newmont Mining's obligations that is not a mutual condition, is not capable of being satisfied prior to the Outside Date;

    (d) by Santa Fe in the event that the condition to the obligation of Santa Fe to effect the Merger relating to the receipt of pooling of interests letters from each of Newmont Mining's and Santa Fe's independent public accountants, or any other condition to Santa Fe's obligations that is not a mutual condition, is not capable of being satisfied prior to the Outside Date;

    (e) by Santa Fe, if the Santa Fe Board shall have approved, and Santa Fe shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Santa Fe Takeover Proposal; provided, however, that (i) such Santa Fe Takeover Proposal was not solicited by Santa Fe and did not otherwise result from a breach of the covenant relating to no solicitation by Santa Fe, (ii) the Santa Fe Board shall have complied with the covenant to provide Newmont Mining with an opportunity to respond to such Santa Fe Takeover Proposal and (iii) Santa Fe simultaneously pays to Newmont Mining a termination fee of $15 million;

    (f) by Newmont Mining, if the Newmont Mining Board shall have approved, and Newmont Mining shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Newmont Mining Takeover Proposal; provided, however, that
  (i) such Newmont Mining Takeover Proposal was not solicited by Newmont Mining and did not otherwise result from a breach of the covenant relating to no solicitation by Newmont Mining, (ii) the Newmont Mining Board shall have complied with the covenant to provide Santa Fe with an opportunity to respond to such Newmont Mining Takeover Proposal and (iii) Newmont Mining simultaneously pays to Santa Fe a termination fee of $65 million;

    (g) by Santa Fe, if the Newmont Mining Board shall have (i) failed to recommend to Newmont Mining's stockholders that they give the Newmont Mining Stockholder Approval, (ii) withdrawn or modified in a manner adverse to Santa Fe its recommendation to Newmont Mining's stockholders that they give the Newmont Mining Stockholder Approval or (iii) failed to reaffirm its recommendation to Newmont Mining's stockholders that they give the Newmont Mining Stockholder Approval within fourteen days after Santa Fe has made a written request to Newmont Mining to do so (which written request may be made by Santa Fe at any time after the public disclosure of a Newmont Mining Takeover Proposal); and

    (h) by Newmont Mining, if the Santa Fe Board shall have (i) failed to recommend to Santa Fe's stockholders that they give the Santa Fe Stockholder Approval, (ii) withdrawn or modified in a manner adverse to Newmont Mining its recommendation to Santa Fe's stockholders that they give the Santa Fe Stockholder Approval or (iii) failed to reaffirm its recommendation to Santa Fe's stockholders that they give the Santa Fe Stockholder Approval within fourteen days after Newmont Mining has made a written request to Santa Fe to do so (which written request may be made by Newmont Mining at any time after the public disclosure of a Santa Fe Takeover Proposal).

EFFECT OF TERMINATION

  In the event that the Merger Agreement is terminated (i) by Santa Fe because Santa Fe shall have approved a Santa Fe Takeover Proposal or (ii) by Newmont Mining because the Santa Fe Board failed to recommend or reaffirm that the Santa Fe stockholders approve the Merger, then Santa Fe shall pay Newmont Mining a termination fee of $15 million.

  In the event that the Merger Agreement is terminated (i) by mutual written consent of Newmont Mining, Sub, and Santa Fe or by either Newmont Mining or Santa Fe because the Newmont Mining Stockholder Approval shall not have been obtained, (ii) by Newmont Mining because the Merger shall not have been consummated by the Outside Date, (iii) by Santa Fe after November 30, 1997, because the Merger shall not have been consummated by the Outside Date and at the time of such termination, any condition (except the condition relating to the receipt of pooling of interests letters from each of Newmont Mining's and Santa Fe's independent public accountants) to the obligations of Newmont Mining and Sub under the Merger Agreement is not capable of being satisfied other than as a result of any action or omission by Santa Fe, (iv) by either Newmont Mining or Santa Fe because a court of competent jurisdiction or other government entity shall have issued an order, decree or ruling or taken other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree ruling or other action shall have become final and non-appealable (other than as a result of a claim relating to Santa Fe's compliance with the Homestake Merger Agreement), (v) by Santa Fe because Newmont Mining shall have breached a representation, warranty, covenant or other agreement contained in the Merger Agreement and such breach cannot be or has not been cured within 30 days after the giving of written notice to Newmont Mining of such breach, (vi) by Santa Fe because (x) the condition relating to the delivery of letter agreements from Newmont Mining affiliates or the condition relating to the absence of a Newmont Mining Material Adverse Effect is not capable of being satisfied before the Outside Date (y) the condition relating to the delivery of a tax opinion to Santa Fe is not capable of being satisfied by reason of an action or omission of Newmont Mining or (z) the condition relating to the receipt of a pooling of interests letter is not capable of being satisfied by the Outside Date as a result of any act or omission of Newmont Mining, (vii) by Newmont Mining because (x) the condition relating to the delivery of a tax opinion to Newmont Mining is not capable of being satisfied prior to the Outside Date, (y) the condition relating to the receipt of a pooling of interests letter is not capable of being satisfied by the Outside Date as a result of any act or omission of Newmont Mining or (z) the condition relating to the delivery of a tax opinion to Newmont Mining is not capable of being satisfied by reason of an action or omission of Newmont Mining, (viii) by Newmont Mining because Newmont Mining approved a Newmont Mining Takeover Proposal or (ix) by Santa Fe because the Newmont Mining Board failed to recommend that the Newmont Mining stockholders approve the Merger, Newmont Mining shall pay to Santa Fe a termination fee of $65 million.

  In the event that the Merger Agreement is terminated by Newmont Mining pursuant to clause (b)(v) under "--Termination," Santa Fe shall reimburse Newmont Mining (unless Santa Fe shall have paid $15 million as described above) for all its reasonable out-of-pocket expenses (up to $5 million) actually incurred in connection with the Merger Agreement and the transactions contemplated thereby.

MANAGEMENT; BOARD OF DIRECTORS

  The Merger Agreement provides that at the Effective Time, the individuals who are the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until thereafter they cease to be directors in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation. The individuals who are the officers of Santa Fe immediately prior to the Effective Time shall be the officers of the Surviving Corporation until thereafter they cease to be officers in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  The Merger Agreement also provides that the Newmont Mining Board shall take such corporate actions as are necessary to provide that, at the Effective Time of the Merger, the number of Newmont Mining directors will be increased from 10 to 15 and the number of Newmont Gold directors will be increased from 12 to
17. In addition, the Merger Agreement provides that, at the Effective Time, the Nominating Committee of the Newmont Mining Board will appoint as directors of Newmont Mining and Newmont Gold five of the at least six candidates from the Santa Fe Board proposed in writing by the Santa Fe Board no later than five business days prior to the day of the Santa Fe Special Meeting.

                          NEWMONT MINING AND SANTA FE

                   PRO FORMA COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined financial information combines the historical consolidated statements of income and balance sheets of Newmont Mining and Santa Fe, including their respective subsidiaries, after giving effect to the Merger and the Contribution Transaction. The Contribution Transaction consists of Newmont Mining contributing to Newmont Gold the acquired shares of common stock of the Surviving Corporation in exchange for an amount of shares of Newmont Gold Common Stock equal to the number of shares of Newmont Mining Common Stock issued pursuant to the Merger. In addition, the 1996 pro forma income statement and balance sheet reflect Newmont Mining adjusted for the Minera Yanacocha Acquisition. This transaction increased Newmont Gold's interest in Minera Yanacocha from 38% to 51.35% effective February 1997 for reporting purposes, and will result in the consolidation of Minera Yanacocha with Newmont Mining's financial results. The unaudited pro forma combined statements of income for each of the years in the three-year period ended December 31, 1996 give effect to the Merger and the Contribution Transaction as if they had occurred at the beginning of each period. The pro forma combined balance sheet gives effect to the Merger and Contribution Transaction as if they had occurred on December 31, 1996. These statements are prepared on the pooling of interests basis of accounting for the Merger and as an exchange between entities under common control for the Contribution Transaction. The unaudited pro forma combined statement of income for the year ended December 31, 1996 also assumes that the Minera Yanacocha Acquisition occurred on January 1, 1996 and the pro forma unaudited balance sheet assumes that such acquisition occurred on December 31, 1996. The statements are based on the assumptions set forth in the notes thereto. Newmont Mining management believes that it is remote that any variation from the assumptions used would have a material effect on the pro forma financial statements.

  The information shown below should be read in conjunction with the consolidated historical financial statements of Newmont Mining and Santa Fe, including the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus and the unaudited pro forma combined per share financial information which appears elsewhere in this Joint Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference." The pro forma financial statements are presented for comparative purposes only and are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the Merger, the Contribution Transaction or the Minera Yanacocha Acquisition been consummated as of the dates assumed for the preparation of the pro forma financial statements. The pro forma financial statements also are not necessarily indicative of the combined financial position or results of operations in the future. Upon consummation of the Merger and the Contribution Transaction, the actual financial position and results of operations of Newmont Mining will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the dates on which the Merger and the Contribution Transaction are consummated and thereafter, as well as the factors discussed under "Risk Factors."

                          NEWMONT MINING AND SANTA FE

                PRO FORMA COMBINED INCOME STATEMENT--UNAUDITED
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT PER SHARE)

                                     ADJUSTMENT
                                         TO      PRO FORMA
                          NEWMONT   CONSOLIDATE   NEWMONT
                          MINING--     MINERA     MINING--   SANTA FE   PRO FORMA     PRO FORMA
                          ACTUAL    YANACOCHA(A)  ADJUSTED   --ACTUAL  ADJUSTMENTS     COMBINED
                          --------  ------------ ----------  --------  -----------    ----------
Sales and other income
 Sales..................  $768,455    $313,870   $1,082,325  $337,211                 $1,419,536
 Dividends, interest and
  other.................    26,471       2,336       28,807     7,621   $ (4,632)(B)      31,796
                          --------    --------   ----------  --------   --------      ----------
                           794,926     316,206    1,111,132   344,832     (4,632)      1,451,332
                          --------    --------   ----------  --------   --------      ----------
Costs and expenses
 Costs applicable to
  sales.................   476,090      85,410      561,500   180,847     (4,632)(B)     737,715
 Depreciation, depletion
  and amortization......   124,841      36,884      161,725    64,834     11,824 (C)
                                                                           1,494 (D)     239,877
 Exploration and re-
  search................    58,709      17,482       76,191    32,907                    109,098
 General and administra-
  tive..................    48,093       1,007       49,100    16,420     (1,494)(D)      64,026
 Interest, net..........    43,987       5,447       49,434    14,632                     64,066
 Other..................    13,855         --        13,855     5,367                     19,222
                          --------    --------   ----------  --------   --------      ----------
                           765,575     146,230      911,805   315,007      7,192       1,234,004
Income before equity
 income and income
 taxes..................    29,351     169,976      199,327    29,825    (11,824)        217,328
Equity in income of
 affiliated companies...    45,221     (50,170)      (4,949)      --                      (4,949)
                          --------    --------   ----------  --------   --------      ----------
Pre-tax income..........    74,572     119,806      194,378    29,825    (11,824)        212,379
Income tax (provision)
 benefit................    19,400     (55,383)     (35,983)   (8,757)     4,138 (E)     (40,602)
Minority interest in in-
 come of
 subsidiaries...........    (8,896)    (61,019)     (69,915)      --       2,306 (F)     (67,609)
                          --------    --------   ----------  --------   --------      ----------
Net income..............  $ 85,076    $  3,404   $   88,480  $ 21,068   $ (5,380)     $  104,168
                          ========    ========   ==========  ========   ========      ==========
Net income per common
 share..................  $   0.86               $     0.89  $   0.16                 $     0.67
                          ========               ==========  ========                 ==========
Weighted average number
 of shares of common
 stock and common stock
 equivalents outstand-
 ing....................    99,357                   99,357   131,464    (74,934)        155,887

--------
(A) Reflects Minera Yanacocha's income statement for 1996 with the following adjustments:
 (1) Depreciation, depletion and amortization has been increased by $12,289 for the amortization of the excess of the purchase price over the net book value of the additional 13.35% interest.
 (2) Costs applicable to sales have been reduced by $3,796 to eliminate intercompany royalties and management fees.
 (3) General and administrative has been increased by $1,007 to reflect the elimination of intercompany management fees.
 (4) The adjustment to equity in income of affiliated companies reflects the elimination of Newmont Gold's equity income in Minera Yanacocha due to it being consolidated.
 (5) The income tax provision has been increased by $599 to reflect additional tax impacts to Newmont Gold's interest in Minera Yanacocha.
 (6) The minority interest adjustment reflects $60,663 attributable to the minority interest in Minera Yanacocha and $356 attributable to Newmont Gold's minority interest in Minera Yanacocha's income.
(B) To eliminate royalties paid by Newmont Mining to Santa Fe.
(C) To expense depreciation, depletion and amortization included in deferred mining costs and inventory for the period by Santa Fe to conform to Newmont Mining's accounting policy.
(D) Reclassification of depreciation, depletion and amortization included in general and administrative expense by Santa Fe.
(E) Income tax benefit from incremental change in pre-tax income related to adjustment (C) at a U.S. Federal statutory rate of 35%.
(F) Adjustment of minority interest for additional shares of Newmont Gold Common Stock issued as a result of the Contribution Transaction and for additional income from Santa Fe.

                          NEWMONT MINING AND SANTA FE

                 PRO FORMA COMBINED INCOME STATEMENT--UNAUDITED
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                        (IN THOUSANDS, EXCEPT PER SHARE)

                                                       PRO FORMA    PRO FORMA
                             NEWMONT MINING SANTA FE  ADJUSTMENTS    COMBINED
                             -------------- --------  -----------   ----------
Sales and other income
  Sales.....................    $636,219    $345,421                $  981,640
  Dividends, interest and
   other....................      42,157       8,212     (3,975)(A)     46,394
  Gain on disposition of
   investment...............     113,188         --                    113,188
                                --------    --------    -------     ----------
                                 791,564     353,633     (3,975)     1,141,222
                                --------    --------    -------     ----------
Costs and expenses
  Costs applicable to
   sales....................     370,617     166,989     (3,975)(A)    533,631
  Depreciation, depletion
   and amortization.........     106,835      67,451     12,456 (B)
                                                          1,010 (C)    187,752
  Exploration and research..      57,291      35,229                    92,520
  General and
   administrative...........      43,219      16,636     (1,010)(C)     58,845
  Interest, net.............      36,415      10,684                    47,099
  Write-off of properties...      52,537         --                     52,537
  Other.....................      11,681         --                     11,681
                                --------    --------    -------     ----------
                                 678,595     296,989      8,481        984,065
Income before equity income
 and
 income taxes...............     112,969      56,644    (12,456)       157,157
Equity in income of
 affiliated
 companies..................      28,895         --                     28,895
                                --------    --------    -------     ----------
Pre-tax income..............     141,864      56,644    (12,456)       186,052
Income tax provision........     (16,992)    (16,832)     4,360 (D)    (29,464)
Minority interest in income
 of Newmont Gold ...........     (12,238)        --       2,854 (E)     (9,384)
                                --------    --------    -------     ----------
Net income..................     112,634      39,812     (5,242)       147,204
Preferred stock dividends...     (11,157)        --                    (11,157)
                                --------    --------    -------     ----------
Net income applicable to
 common shares..............    $101,477    $ 39,812    $(5,242)    $  136,047
                                ========    ========    =======     ==========
Net income per common
 share......................    $   1.17    $   0.30                $     0.95
                                ========    ========                ==========
Weighted average number of
 shares of common stock and
 common stock equivalents
 outstanding................      87,006     131,403    (74,900)       143,509

--------
(A) To eliminate royalties paid by Newmont Mining to Santa Fe.
(B) To expense depreciation, depletion and amortization included in deferred mining costs and inventory for the period by Santa Fe to conform to Newmont Mining's accounting policy.
(C) Reclassification of depreciation, depletion and amortization included in general and administrative expense by Santa Fe.
(D) Income tax benefit from incremental change in pre-tax income related to adjustment (B) at U.S. Federal statutory rate of 35%.
(E) Adjustment of minority interest for additional shares of Newmont Gold Common Stock issued as a result of the Contribution Transaction and for additional income from Santa Fe.

                          NEWMONT MINING AND SANTA FE

                PRO FORMA COMBINED INCOME STATEMENT--UNAUDITED
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                       (IN THOUSANDS, EXCEPT PER SHARE)

                                                          PRO FORMA    PRO FORMA
                                NEWMONT MINING SANTA FE  ADJUSTMENTS   COMBINED
                                -------------- --------  -----------   ---------
Sales and other income
  Sales.......................     $597,370    $370,175                $967,545
  Dividends, interest and oth-
   er.........................       22,316       7,409    $(4,539)(A)   25,186
                                   --------    --------    -------     --------
                                    619,686     377,584     (4,539)     992,731
                                   --------    --------    -------     --------
Costs and expenses
  Costs applicable to sales...      326,385     169,655     (4,539)(A)  491,501
  Depreciation, depletion and
   amortization...............       91,115      75,726      7,465 (B)
                                                               816 (C)  175,122
  Exploration and research....       69,151      32,377                 101,528
  General and administrative..       38,518      14,365       (816)(C)   52,067
  Interest, net...............        9,823       8,765                  18,588
  Other.......................       46,029         --                   46,029
                                   --------    --------    -------     --------
                                    581,021     300,888      2,926      884,835
Income before equity income
 and
 income taxes.................       38,665      76,696     (7,465)     107,896
Equity in income of affiliated
 companies....................       15,395         --                   15,395
                                   --------    --------    -------     --------
Pre-tax income................       54,060      76,696     (7,465)     123,291
Income tax benefit (provi-
 sion)........................       29,334     (19,995)     2,613 (D)   11,952
Minority interest in income of
 Newmont Gold.................       (7,273)        --        (832)(E)   (8,105)
                                   --------    --------    -------     --------
Net income....................       76,121      56,701     (5,684)     127,138
Preferred stock dividends.....      (15,813)        --                  (15,813)
                                   --------    --------    -------     --------
Net income applicable to com-
 mon shares...................     $ 60,308    $ 56,701    $(5,684)    $111,325
                                   ========    ========    =======     ========
Net income per common share...     $   0.70    $   0.46                $   0.80
                                   ========    ========                ========
Weighted average number of
 shares of common stock and
 common stock equivalents
 outstanding..................       86,147     122,668    (69,921)     138,894

--------
(A) To eliminate royalties paid by Newmont Mining to Santa Fe.
(B) To expense depreciation, depletion and amortization included in deferred mining costs and inventory for the period by Santa Fe to conform to Newmont Mining's accounting policy.
(C) Reclassification of depreciation, depletion and amortization included in general and administrative expense by Santa Fe.
(D) Income tax benefit from incremental change in pre-tax income related to adjustment (B) at U.S. Federal statutory rate of 35%.
(E) Adjustment of minority interest for additional shares of Newmont Gold Common Stock issued as a result of the Contribution Transaction and for additional income from Santa Fe.

                          NEWMONT MINING AND SANTA FE

             PRO FORMA CONDENSED COMBINED BALANCE SHEET--UNAUDITED
                               DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT PER SHARE)

                                     ADJUSTMENTS                                          NEWMONT
                                          TO      PRO FORMA                               MINING/
                           NEWMONT   CONSOLIDATE   NEWMONT                                SANTA FE
                          MINING --     MINERA    MINING --  SANTA FE--  PRO FORMA       PRO FORMA
                            ACTUAL   YANACOCHA(A)  ADJUSTED    ACTUAL   ADJUSTMENTS       COMBINED
                          ---------- ------------ ---------- ---------- ------------     ----------
Assets
 Cash and cash
  equivalents...........  $  185,681   $ 40,705   $  226,386 $   41,372 $   (102,688)(B) $  165,070
 Inventories............     188,345     15,661      204,006     46,867       54,079 (C)
                                                                              (5,614)(D)    299,338
 Current portion of
  deferred mining
  costs.................         --         --           --     126,999 (126,999)(E)            --
 Other..................      81,856     28,848      110,704      4,364      (10,000)(F)    105,068
                          ----------   --------   ---------- ---------- ------------     ----------
 Current assets.........     455,882     85,214      541,096    219,602     (191,222)       569,476
 Property, plant and
  mine development,
  net...................   1,301,952    145,231    1,447,183  1,060,956      126,999 (E)
                                                                             (47,405)(D)
                                                                             (54,079)(C)  2,533,654
 Other long-term as-
  sets..................     323,240    (42,071)     281,169     19,471      (53,441)(F)    247,199
                          ----------   --------   ---------- ---------- ------------     ----------
 Total assets...........  $2,081,074   $188,374   $2,269,448 $1,300,029 $   (219,148)    $3,350,329
                          ==========   ========   ========== ========== ============     ==========
Liabilities
 Short-term debt and
  current portion of
  long-term debt........  $   65,231   $ 14,256   $   79,487        --                   $   79,487
 Other current
  liabilities...........     158,863     81,715      240,578     88,914      (10,000)(F)    319,492
                          ----------   --------   ---------- ---------- ------------     ----------
 Current liabilities....     224,094     95,971      320,065     88,914      (10,000)       398,979
 Long-term debt.........     585,009     24,244      609,253    454,866                   1,064,119
 Other long-term
  liabilities...........     139,916     15,520      155,436    186,211      (53,441)(F)
                                                                             (18,557)(D)    269,649
                          ----------   --------   ---------- ---------- ------------     ----------
 Total liabilities......     949,019    135,735    1,084,754    729,991      (81,998)     1,732,747
                          ----------   --------   ---------- ---------- ------------     ----------
Minority interest ......     107,168     52,639      159,807        --        (9,430)(G)    150,467
                          ----------   --------   ---------- ---------- ------------     ----------
Stockholders' Equity
 Common stock...........     159,237                 159,237      1,315       89,156 (H)    249,708
 Capital in excess of
  par value.............     565,246                 565,246    327,181      (89,156)(H)    803,271
 Retained earnings......     300,404                 300,404    241,542      (34,462)(D)
                                                                            (102,688)(B)
                                                                               9,340 (G)    414,136
                          ----------   --------   ---------- ---------- ------------     ----------
 Total stockholders'
  equity................   1,024,887        --     1,024,887    570,038     (127,810)     1,467,115
                          ----------   --------   ---------- ---------- ------------     ----------
 Total liabilities and
  stockholders' equity..  $2,081,074   $188,374   $2,269,448 $1,300,029 $   (219,148)    $3,350,329
                          ==========   ========   ========== ========== ============     ==========

--------
(A) Reflects Minera Yanacocha's balance sheet as of December 31, 1996 with the following adjustments:

  (1) Property, plant and mine development, net, has been increased by $38,923 for the excess of the purchase price over the net book value of the 13.35% interest acquired by Newmont Gold.

  (2) Other long-term assets have been reduced by $41,115 to eliminate Newmont Gold's equity investment in Minera Yanacocha due to the consolidation of Minera Yanacocha and by $2,843 for deferred costs related to the acquisition.
  (3) Other current liabilities have been increased by $50,525 for the net acquisition costs payable.
  (4) Minority interest reflects the 48.65% minority interest in Minera
      Yanacocha.
(B) Estimated combined merger related expenses net of estimated tax benefits.
(C) To reclassify Santa Fe's inventory balance included in deferred mining costs.
(D) To write off depreciation, depletion and amortization included in inventory and deferred mining cost balances by Santa Fe to conform to Newmont Mining's accounting policy, and to reflect related deferred income tax benefit at a U.S. Federal statutory rate of 35%.
(E) To reclassify deferred mining costs to property, plant and equipment.
(F) Reclassification of current deferred tax asset to current portion of deferred income tax liability and long-term deferred tax asset to long-term deferred income tax liability to net pro forma deferred tax assets and liabilities.
(G) Adjustment of minority interest due to the Contribution Transaction.
(H) To reflect pro forma shares outstanding.

                          NEWMONT MINING AND SANTA FE

               NOTES TO PRO FORMA COMBINED STATEMENTS OF INCOME
                     AND CONDENSED COMBINED BALANCE SHEET


  1. The financial information of Newmont Mining and Santa Fe is presented using similar accounting policies. However, Santa Fe includes certain depreciation, depletion and amortization charges in mining and processing costs while Newmont Mining does not. To the extent that these costs have been capitalized as deferred mining costs or as inventory, pro forma adjustments have been made to charge the depreciation, depletion and amortization component against current period earnings consistent with Newmont Mining's accounting policy. Adjustments have also been made for the tax impact resulting from these items assuming a 35% U.S. Federal statutory rate.

  2. Santa Fe does not account for certain in-process inventories on the same basis as Newmont Mining. Santa Fe includes costs in deferred mining costs which Newmont Mining categorizes as inventory. A pro forma adjustment has been made to reflect the estimated amount of Santa Fe deferred mining costs that would be reflected as inventory costs by Newmont Mining.

  3. Newmont Mining and Santa Fe expect to incur Merger related expenses of approximately $125 million. Such expenses will primarily consist of investment advisory and professional fees, employee benefit and severance costs and the $65 million termination fee that was paid to Homestake. Such expenses will be charged to income in the period the Merger is consummated. Provision has been made in the pro forma balance sheet for these expenses net of estimated income tax benefits, but no such provision has been made in the pro forma income statements. The amount of such expenses and related tax benefits is a preliminary estimate only and is subject to change.

  4. The pro forma issuance of shares of Newmont Mining Common Stock represents 0.43 of a share of Newmont Mining Common Stock for each outstanding share of Santa Fe Common Stock.

  5. Certain amounts have been reclassified to conform to the pro forma presentation.

  6. Comments relating to certain significant, non-recurring items included in Newmont Mining's and Santa Fe's statements of income follow:

    a. Dividends, interest and other income for the years ended December 31, 1996, 1995 and 1994 include $3.1 million, $28.3 million and $9.2 million, respectively, for business interruption insurance received for problems associated with the refractory ore treatment plant at Newmont Gold's Carlin operation.

    b. Gain on disposition of investment for the year ended December 31, 1995 reflects a gain of $113.2 million on the sale of Newmont Gold's 10.7% interest in Southern Peru Copper Corporation which netted proceeds of $116.4 million.

    c. The year ended December 31, 1995 includes a charge of $18.8 million for the write-off of the Ivanhoe exploration property in Nevada resulting from evaluation and determination that the property did not meet Newmont Gold's criteria for development.

    d. The year ended December 31, 1995 includes a charge of $33.8 million for the write-off of the Grassy Mountain exploration property in Oregon resulting from evaluation and determination that the property did not meet Newmont Gold's criteria for development.

    e. Other expense for the year ended December 31, 1994 includes a provision of $36.1 million for matters concerning environmental obligations associated with former mining activities related to Newmont Gold subsidiaries. Of the amount, $20.0 million represents a valuation allowance on accounts receivable from insurance companies for such matters. The balance represents a charge as a result of Newmont Gold revising its estimates of costs associated with these matters.

    f. The income tax benefit (provision) for the year ended December 31, 1996 includes a $6.0 million benefit for the resolution of certain tax issues associated with prior years. The income tax (benefit) provision for the year ended December 31, 1995 includes a $41.2 million provision related to the sale of the investment discussed above partially offset by a benefit of $20.0 million related to the charges and write-offs of exploration properties discussed above. The income tax benefit (provision) for 1994 includes a benefit of $12.6 million related to the charge discussed in (e) above and a benefit of $16.2 million resulting from the resolution of certain tax issues associated with prior years.

    g. Included in other expense for the year ended December 31, 1996 is a $5.4 million charge by Santa Fe for Santa Fe's merger and restructuring charges related to the Homestake Merger Agreement.

                  PRO FORMA NET PROVEN AND PROBABLE RESERVES

  The following table sets forth the proven and probable reserves of Newmont Gold and Santa Fe on a combined basis as of December 31, 1996. The information included in this table was derived from the proven and probable reserve information contained in the 1996 Newmont Mining 10-K and the 1996 Santa Fe 10-K which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference." All reserves are to be accessed by open-pit mining unless otherwise noted. Ounces are prior to any losses during metallurgical treatment.

                PRO FORMA NET PROVEN AND PROBABLE RESERVES(/1/)

                                              DECEMBER 31, 1996
                                 -------------------------------------------
                                         DRY SHORT  GRADE   CONTAINED EQUITY
                                 PERCENT   TONS     (OUNCE   OUNCES   OUNCES
                                 EQUITY   (000S)   PER TON)  (000S)   (000S)
GOLD RESERVES                    ------- --------- -------- --------- ------
NEWMONT GOLD
Carlin, Nevada
 Open-Pit
   Gold Quarry/MAC/Tusc.........   100     174,790  0.046     8,031    8,031
   Carlin/Pete/Lantern..........   100      13,653  0.046       633      633
   Genesis/North Star...........   100      22,711  0.034       777      777
   Post/Goldbug.................   100      25,626  0.190     4,875    4,875
   Capstone/Bootstrap/Tara......   100      20,179  0.046       938      938
   Rain/Emigrant Springs........   100      15,628  0.023       366      366
                                         ---------           ------   ------
 Total Open-Pit.................           272,587  0.057    15,620   15,620
                                         ---------           ------   ------
 Underground
   Carlin.......................   100       1,480  0.400       593      593
   Deep Star....................   100       1,394  0.876     1,221    1,221
   Rain.........................   100         331  0.226        75       75
   West Leeville JV.............    60       7,050  0.425     2,993    1,796
   West Leeville................   100         514  0.311       160      160
                                         ---------           ------   ------
 Total Underground..............            10,769  0.468     5,042    3,845
   Stockpiles and in process....   100      53,767  0.050     2,673    2,673
                                         ---------           ------   ------
 Total Carlin(/2/)(/3/).........           337,123  0.069    23,335   22,138
                                         =========           ======   ======
Minera Yanacocha, Peru
   Carachugo....................    51      43,686  0.029     1,268      651
   Maqui Maqui..................    51      32,164  0.047     1,519      780
   San Jose.....................    51      50,527  0.029     1,453      746
   Yanacocha Norte..............    51      43,887  0.030     1,333      685
   Encajon......................    51      27,777  0.019       533      274
   Stockpiles and in process....    51          66  0.047         3        2
                                         ---------           ------   ------
 Total Yanacocha(/4/)...........           198,107  0.031     6,109    3,138
                                         =========           ======   ======
Zarafshan-Newmont, Uzbekistan
   Stockpiles...................    50     226,299  0.035     7,923    3,961
   In process...................    50       5,370  0.054       288      144
                                         ---------           ------   ------
 Total Zarafshan-Newmont(/5/)              231,669  0.035     8,211    4,105
                                         =========           ======   ======
Minahasa, Indonesia
   Mesel/Leons/Nibong...........    80       6,103  0.264     1,611    1,289
   Other........................    80         858  0.164       141      112
   Stockpiles...................    80         778  0.207       161      129
                                         ---------           ------   ------
 Total Minahasa(/6/)............             7,739  0.247     1,913    1,530
                                         =========           ======   ======
La Herradura, Mexico(/7/).......    44      54,408  0.031     1,683      740
                                         =========           ======   ======
Batu Hijau, Indonesia(/8/)......    45   1,006,593  0.012    12,096    5,443
                                         =========           ======   ======
Total Gold Reserves.............                             53,347   37,094
                                                             ======   ======

                                               DECEMBER 31, 1996
                                ------------------------------------------------
                                        DRY SHORT  GRADE   CONTAINED    EQUITY
                                PERCENT   TONS     (OUNCE    OUNCES     OUNCES
                                EQUITY   (000S)   PER TON)   (000S)     (000S)
GOLD RESERVES                   ------- --------- -------- ---------- ----------
SANTA FE
Nevada
 Twin Creeks (9)..............    100     150,649  0.073     11,044     11,044
 Lone Tree (10)...............    100      52,193  0.082      4,267      4,267
 Trenton Canyon (11)..........    100      26,149  0.028        742        742
 Mule Canyon (12).............    100       8,918  0.111        988        988
 Rosebud Mine.................     50       1,276  0.392        500        250
                                        ---------            ------     ------
Total Nevada..................            239,185  0.073     17,541     17,291
                                        ---------            ------     ------
Mesquite, Imperial County,
 California(13)...............    100      46,050  0.018        832        832
                                        ---------            ------     ------
Total (14) ...................                               18,373     18,123
                                                             ------     ------
TOTAL PRO FORMA GOLD
 RESERVES.....................                               71,720     55,217
                                                             ======     ======
                                                   GRADE   CONTAINED    EQUITY
                                                  (COPPER    POUNDS     POUNDS
                                                  PERCENT) (BILLIONS) (BILLIONS)
                                                  -------- ---------- ----------
COPPER RESERVES
NEWMONT GOLD
Batu Hijau, Indonesia(8)......     45   1,006,593  0.528     10.631      4.784
                                        =========  =====     ======     ======

--------
 (/1/)See "Glossary of Certain Mining Terms" for the definitions of certain mining terms used herein.

 (/2/)Calculated using cut-off grades as follows: oxide leach material not less than 0.006 ounce per ton; refractory leach material (for the Gold Quarry deposit only) not less than 0.03 ounce per ton; refractory mill material not less than 0.07 ounce per ton; oxide mill material varies. Ore reserves were calculated using different recoveries depending on each deposit's metallurgical properties and process. The average oxide mill recoveries utilized were as follows: Mill No. 3-85%; Mill No. 4-79%; Mill No. 5-78%. The average refractory mill recoveries utilized were Mill No. 6-88%. The average leach recoveries utilized for oxide material were as follows: North Area Leach Facility-57%; South Area Leach Facility-61%; Rain Area Leach Facility-55%. The following average leach recovery was utilized for refractory bioleach material in Gold Quarry, MAC and Tusc deposits: 55%.

      The term "cut-off grade" means the lowest grade of mineralized rock that can be included in the reserve in a given deposit. Cut-off grades vary between deposits depending upon prevailing economic conditions, mineability of the deposit, amenability of the ore to gold extraction, and milling or leaching facilities available.

 (/3/)These reserves are approximately 73% refractory in nature which are not amenable to the normal cyanidation recovery processes currently used for oxide material. Such ore must be oxidized before it is subjected to the normal recovery processes.

 (/4/)Calculated using a cut-off grade not less than 0.010 ounce per ton.
      Assumed leach recovery is 60% to 83%, depending on each deposit's metallurgical properties. All ore is oxidized. Equity ownership considered to be 51.35% as a result of a ruling by the Superior Court of Lima, Peru in February 1997. See "The Companies--Newmont Mining."

 (/5/)Material available to Zarafshan-Newmont for processing from designated stockpiles or from other specified sources. All ore is oxidized. Tonnage and gold content of material available to Zarafshan-Newmont for processing from such designated stockpiles or from other specified sources are guaranteed by state entities of Uzbekistan. Material is crushed and leached. Ore reserves calculated using 50% to 65% leach recoveries, depending on material type.

 (/6/)Calculated using a cut-off grade of 0.058 ounce per ton and mill recoveries of 80% to 89% depending on material type. Substantially all ore is refractory and will be treated by roasting.

 (/7/)Based on a feasibility study completed in 1996, using a cut-off grade of
      0.01 ounce per ton and a leach recovery of 72%. All ore is oxidized. Construction is scheduled to begin in 1997.

 (/8/)Based on a feasibility study completed in 1996. Construction is awaiting permits from the Indonesian government. Production will be in the form of copper concentrate. Recoveries estimated at 93% for copper and 82% for gold. The cut-off grade varies depending on the gold and copper content.

 (/9/)Approximately 86% of the contained ounces is estimated to be recoverable.
      Approximately 67% of the reserves is refractory.

(/1//Approximately081%/of)the contained ounces is estimated to be recoverable.
     Approximately 86% of the reserves is refractory.

(/1//Approximately174%/of)the contained ounces is estimated to be recoverable.
     Deposit is predominantly oxide ores.

(/1//Approximately283%/of)the contained ounces is estimated to be recoverable.
     Approximately 79% of the reserves is refractory.

(/1//Approximately362%/of)the contained ounces is estimated to be recoverable.
     Approximately 83% of the reserves is oxide.

(/1//Approximately484%/of)the contained ounces is estimated to be recoverable.

                   PRO FORMA PRODUCTION, PRICE AND COST DATA

  The following table sets forth certain pro forma production, price and cost data for Newmont Gold and Santa Fe, including their respective subsidiaries, on a combined basis after giving effect to the Merger and the Contribution Transaction. The data give effect to the Merger and the Contribution Transaction as if they had occurred on January 1 of each year. Pro forma information for 1996 is also adjusted for the Minera Yanacocha Acquisition, which was assumed to have occurred on January 1, 1996. These data were derived from information contained in the 1996 Newmont Mining 10-K and the 1996 Santa Fe 10-K which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference."

                                        NEWMONT
                                         GOLD        SANTA FE      PRO FORMA
                                      YEAR ENDED    YEAR ENDED    YEAR ENDED
                                     DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                     ------------- ------------- -------------
                                      1995   1996   1995   1996   1995   1996
                                     ------ ------ ------ ------ ------ ------
Equity production (in thousands of
 ounces)............................  1,863  2,284    846    852  2,709  3,244
Average realized price per equity
 ounce.............................. $  385 $  390 $  406 $  411 $  392 $  395
Total cash cost per equity ounce.... $  210 $  220 $  194 $  215 $  206 $  214
Total production cost per equity
 ounce (1).......................... $  270 $  279 $  276 $  297 $  272 $  279

--------
(1)Reflects total costs applicable to sales and depreciation, depletion and amortization divided by total equity production.

                      COMPARATIVE STOCK PRICES; DIVIDENDS

  The Newmont Mining Common Stock is listed and principally traded on the NYSE (under the symbol "NEM") and is also listed on the Paris Bourse, the Brussels Stock Exchange and the Swiss Stock Exchanges. Applications to list the Newmont Mining Common Stock to be issued pursuant to Merger will be filed with all exchanges on which the Newmont Mining Common Stock is listed. The Santa Fe Common Stock is listed on the NYSE (under the symbol "GLD"). The Santa Fe Common Stock first became available for public trading upon effectiveness of the initial public offering of the Santa Fe Common Stock in June 1994. Prior to such offering, Santa Fe had been a wholly owned subsidiary of SFP. In September 1994, after the initial public offering, SFP distributed its remaining ownership in Santa Fe to SFP's stockholders. The following table sets forth, for the periods indicated, the high and low sale prices per share of the Newmont Mining Common Stock (as adjusted for an April 1994 1.2481 for 1 stock split) and the Santa Fe Common Stock as reported on the NYSE Composite
Tape:

                                                  NEWMONT MINING    SANTA FE
                                                   COMMON STOCK   COMMON STOCK
                                                  --------------- -------------
                                                   HIGH     LOW    HIGH   LOW
                                                  ------- ------- ------ ------
1994
 First Quarter................................... $ 48.08 $ 40.67    N/A    N/A
 Second Quarter..................................   45.67   37.63    N/A    N/A
 Third Quarter...................................   46.75   38.25 $18.00 $13.50
 Fourth Quarter..................................   45.50   33.88  17.25  12.25
1995
 First Quarter...................................   43.88   33.13  12.88   8.88
 Second Quarter..................................   45.25   38.25  14.00  11.50
 Third Quarter...................................   46.25   41.63  13.75  11.88
 Fourth Quarter..................................   46.00   36.63  13.13   9.75
1996
 First Quarter...................................   60.75   45.63  18.25  12.13
 Second Quarter..................................   60.50   48.75  17.13  13.13
 Third Quarter...................................   54.75   46.00  15.00  12.25
 Fourth Quarter..................................   53.13   43.88  17.00  10.75
1997
 First Quarter (through March 27)................   47.50   38.25  18.75  14.13

  The last reported sale price of the Newmont Mining Common Stock on the NYSE Composite Tape on March 27, 1997 was $39.63 per share. On March 26, 1997, there were approximately 5,036 stockholders of record of the Newmont Mining Common Stock.

  The last reported sale price of the Santa Fe Common Stock on the NYSE Composite Tape on March 27, 1997, was $16.63 per share. As of March 27, 1997, there were approximately 47,582 stockholders of record of Santa Fe Common Stock.

  Newmont Mining has paid cash dividends at an annual rate of $0.48 per share of Newmont Mining Common Stock in each of the past five years. The determination of the amount of future dividends, however, will be made by the Newmont Mining Board from time to time and will depend on the future earnings, capital requirements and financial condition of Newmont Mining, Newmont Gold and Newmont Gold's subsidiaries, as well as other relevant factors.

  Santa Fe has paid an annual cash dividend on the Santa Fe Common Stock of $0.05 per share of Santa Fe Common Stock in each of 1995 and 1996. If the Merger is not consummated, Santa Fe's declaration and payment of cash dividends will depend upon the assessment of the Santa Fe Board of Santa Fe's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, its future business prospects and such other matters as the Santa Fe Board deems relevant.

  The following table sets forth for the days indicated the last reported sale price on the NYSE Composite Tape of the Newmont Mining Common Stock and the Santa Fe Common Stock and the value per share of 0.43 of a share of Newmont Mining Common Stock based upon the last reported sale price of Newmont Mining Common Stock for the particular day.

                               NEWMONT                   PRICE PER 0.43 SHARE OF
                            MINING CLOSING   SANTA FE        NEWMONT MINING
                                PRICE      CLOSING PRICE      COMMON STOCK
                            -------------- ------------- -----------------------
December 4, 1996(/1/)......     $47.50        $11.88             $20.43
January 6, 1997(/2/).......     $41.25        $14.25             $17.74
March 7, 1997(/3/).........     $44.13        $17.38             $18.98
April   , 1997(/4/)........     $             $                  $

--------
(/1/) The last trading day preceding public announcement of Newmont Mining's original offer of 0.33 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock.
(/2/) The last trading day preceding public announcement of Newmont Mining's offer of 0.40 of a share of Newmont Mining Common Stock for each share of Santa Fe Common Stock.
(/3/) The last trading day preceding public announcement of the Merger
  Agreement.

(/4/) The last trading day preceding the date of this Joint Proxy
  Statement/Prospectus.

                   DIRECTORS AND MANAGEMENT AFTER THE MERGER

NEWMONT MINING BOARD AND NEWMONT GOLD BOARD AFTER THE MERGER

  The Merger Agreement provides that the Newmont Mining Board will take such corporate actions as are necessary to provide that, at the Effective Time of the Merger, the number of Newmont Mining directors will be increased from 10 to 15 and the number of Newmont Gold directors will be increased from 12 to 17. In addition, at the Effective Time, the Nominating Committee of the Newmont Mining Board will appoint as directors of Newmont Mining and Newmont Gold five of the at least six candidates from the Santa Fe Board proposed in writing by the Santa Fe Board no later than five business days prior to the day of the Santa Fe Special Meeting.

MANAGEMENT OF NEWMONT GOLD AFTER THE MERGER

  Newmont Gold will retain a management consulting firm to study Newmont Gold's and Santa Fe's organization and personnel. Newmont Mining shall take the results of such study into account in making determinations as to its organization and personnel following the Merger.

  See "The Merger--Interests of Certain Persons--Employment Agreements" for a discussion of proposed arrangements with Messrs. James, Wilkes and Hansen.

BOARD OF DIRECTORS AND MANAGEMENT OF THE SURVIVING CORPORATION AFTER THE MERGER

  The Merger Agreement provides that at the Effective Time, the individuals who are the directors of Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation until thereafter they cease to be directors in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation. The individuals who are the officers of Santa Fe immediately prior to the Effective Time will be the officers of the Surviving Corporation until thereafter they cease to be officers in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation.

                             ELECTION OF DIRECTORS

NOMINEES

  Each of the ten persons named below is a nominee for election as a director at the Newmont Mining Annual Meeting for the term of one year and until his successor is elected and qualifies. Unless authority is withheld, the proxies will be voted for the election of such nominees. All such nominees were elected to the Newmont Mining Board at the last Newmont Mining Annual Meeting and all are currently serving as directors of Newmont Mining. If any such nominee cannot be a candidate for election at the Newmont Mining Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Newmont Mining Board or for the election only of the remaining nominees. Each of the ten nominees named below is also a director of Newmont Gold which, as of March 26, 1997, was approximately 91% owned by Newmont Mining.

  The following table contains a summary of the background and principal occupations of the nominees.

                                                                       DIRECTOR
                               NOMINEE                                  SINCE
-------------------------------------------------------------------------------
RUDOLPH I. J. AGNEW (63)..............................................   1981
  Former Chairman and Chief Executive Officer of Consolidated Gold
  Fields PLC, a natural resources company; Chairman, World
  Conservation Monitoring Centre, a charitable organization for environmental data gathering.
  Director of Newmont Gold, Bona Shipbuilding Ltd., LASMO PLC, Redland
  PLC, Standard Chartered PLC and Star Mining Corporation Ltd.
-------------------------------------------------------------------------------
J. P. BOLDUC (57).....................................................   1994
  Chairman and Chief Executive Officer of JPB Enterprises, Inc., a
  diversified holding company with interests in the food, beverage, real estate, retail and manufacturing industries, since March 1995;
  Director, President and Chief Executive Officer of W.R. Grace & Co.,
  a specialty chemical and health care company from January 1993 to
  March 1995; Director, President and Chief Operating Officer of W.R.
  Grace & Co. from August 1990 to January 1993.
  Director of Newmont Gold, Brothers Gourmet Coffees, Inc., Marshall &
  Ilsley Corporation, Proudfoot PLC, Sundstrand Corporation and Unisys
  Corporation.
-------------------------------------------------------------------------------
RONALD C. CAMBRE (58).................................................   1993
  Chairman of Newmont Mining since January 1995, President thereof since June 1994, Chief Executive Officer thereof since November 1993 and Vice Chairman thereof from November 1993 to December 1994; Vice
  President and Senior Technical Advisor to the Office of the Chairman
  of Freeport-McMoRan Inc., a natural resources company, prior thereto.
  Chairman, President and Chief Executive Officer and Director of
  Newmont Gold and Director of Cleveland-Cliffs Inc.
-------------------------------------------------------------------------------
JOSEPH P. FLANNERY (65)...............................................   1982
  Chairman, President and Chief Executive Officer of Uniroyal Holding,
  Inc., a holding company.
  Director of Newmont Gold, APS Holding Corporation, Arvin Industries,
  Inc., Ingersoll-Rand Company, K-Mart Corporation and The Scotts
  Company.

                                                                      DIRECTOR
                               NOMINEE                                 SINCE
------------------------------------------------------------------------------
LEO I. HIGDON, JR. (50)..............................................   1995
  Dean and Charles C. Abbott Professor of the Darden Graduate School
  of Business Administration at the University of Virginia since
  October 1993; Vice Chairman of Salomon Brothers Inc and Co-head of the global investment banking division of Salomon Brothers Inc prior thereto.
  Director of Newmont Gold, Africare, Crompton & Knowles Corporation,
  CPC International and a director and member of the Executive
  Committee of Georgetown University.
------------------------------------------------------------------------------
THOMAS A. HOLMES (73)................................................   1979
  Retired Chairman and Chief Executive Officer of Ingersoll-Rand
  Company, a manufacturer of machinery.
  Director of Newmont Gold and W. R. Grace & Co.
------------------------------------------------------------------------------
ROBIN A. PLUMBRIDGE (61).............................................   1983
  Chairman of Gold Fields of South Africa Limited, a natural resources company; Chief Executive Officer thereof from December
  1980 to September 1995.
  Director of Newmont Gold and Standard Bank Investment Corporation.
------------------------------------------------------------------------------
MOEEN A. QURESHI (66)................................................   1994
  Chairman of Emerging Markets Partnership, a private investment management company since June 1992; Prime Minister of Pakistan from
  July 1993 to October 1993; Senior Vice President, Operations, World
  Bank prior thereto.
  Director of Newmont Gold.
------------------------------------------------------------------------------
MICHAEL K. REILLY (64)...............................................   1994
  Chairman of Zeigler Coal Holding Company, a coal producer; Chief
  Executive Officer thereof from 1983 to December 1994.
  Director of Newmont Gold.
------------------------------------------------------------------------------
WILLIAM I. M. TURNER, JR. (68).......................................   1986
  Chairman and Chief Executive officer of EXSULTATE INC., a holding company.
  Director of Newmont Gold and Schroders PLC.
------------------------------------------------------------------------------

  THE NEWMONT MINING BOARD RECOMMENDS THAT THE STOCKHOLDERS OF NEWMONT MINING VOTE "FOR" ALL OF THE FOREGOING NOMINEES AND, UNLESS A STOCKHOLDER GIVES INSTRUCTIONS ON THE PROXY CARD TO THE CONTRARY, THE APPOINTEES NAMED THEREON INTEND SO TO VOTE.

DIRECTORS' FEES, COMMITTEES AND MEETINGS

  Directors who are neither officers nor employees of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries are entitled to receive $25,000 per annum for serving as directors on the Newmont Mining Board. All directors are entitled to receive an attendance fee of $1,000 per meeting of the Newmont Mining Board. Each director who is neither an officer nor an employee of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries is entitled to receive an attendance fee of $750 per meeting of a committee of which he is a member and $1,000 per meeting in the case of the chairman of the committee.

  In addition, pursuant to Newmont Gold's Directors' Stock Award Plan, directors who also serve on the Board of Directors of Newmont Gold and who are not employees of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries receive 625 shares of common stock of Newmont Gold annually on the date of their election or re-election at Newmont Gold's Annual Meeting of Stockholders. If a person who is not an employee of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries becomes a director in any year, after Newmont Gold's Annual Meeting of Stockholders held in such year, such person will receive 625 shares of common stock of Newmont Gold on the effective date of such person's election as a director of Newmont Gold. Shares awarded under the plan may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the director until the earliest of (i) the expiration of five years after the date of receipt of such shares by the director, (ii) the date the participating person ceases to be a director by reason of death or disability, or (iii) the later of (a) the date the participating person ceases to be a director for any reason other than death or disability, or (b) the expiration of six months after the date of receipt of such shares by the director.

  On retirement from the Newmont Mining Board at any time after attaining age 65, a director who is not entitled to a pension under Newmont Gold's Pension Plan (i.e., a director who has not been an officer or employee of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries) and who has served for at least ten consecutive years as a director of Newmont Mining or Newmont Gold is entitled to be paid an annual sum of $20,000 and an amount equal to the per annum fee paid to him in his capacity as a director during his final year of service on the Newmont Mining Board, in each case, for life.

  During 1996, the Newmont Mining Board held nine meetings and each incumbent director attended more than 75% of all meetings of the Newmont Mining Board and committees of the Newmont Mining Board on which he served for the period during which he was a member.

  The Newmont Mining Board has, in addition to other standing committees, audit, compensation and nominating committees. Members of these three committees are not, and have not been, officers or employees of Newmont Mining, Newmont Gold or any of Newmont Gold's subsidiaries. The members of these committees are:

     AUDIT                COMPENSATION                  NOMINATING
     -----                ------------                  ----------
     J. P. Bolduc         Joseph P. Flannery(/1/)       Rudolph I. J. Agnew
     Robin A.
      Plumbridge(/1/)     Thomas A. Holmes              J. P. Bolduc
     Moeen A. Qureshi     Robin A. Plumbridge           Joseph P. Flannery
     Michael K. Reilly    William I. M. Turner, Jr.     Leo I. Higdon, Jr.
                                                        Thomas A. Holmes(/1/)
                                                        William I.M. Turner, Jr.

--------
(/1/) Chairman

 Audit Committee

  The Audit Committee recommends independent public accountants to act as auditors for Newmont Mining for consideration by the Newmont Mining Board, reviews Newmont Mining's financial statements, confers with the independent public accountants with respect to the scope and results of their audit of Newmont Mining's financial statements and their reports thereon, reviews Newmont Mining's accounting policies, tax matters and internal controls and oversees compliance by Newmont Mining with requirements of the Financial Accounting Standards Board and federal regulatory agencies. The Audit Committee also reviews non-audit services furnished to Newmont Mining by the independent public accountants, primarily consultation on tax matters and business advisory services. Access to the Audit Committee is given to Newmont Mining's Controller and Director of Internal Audit. During 1996, the Audit Committee held two meetings.

 Compensation Committee

  Each of Newmont Mining's Compensation Committee and the Compensation Committee of Newmont Gold is responsible to its respective Board of Directors and by extension to the stockholders of Newmont Mining or Newmont Gold, as the case may be, for approving and administering the policies which govern annual compensation and incentive programs for Newmont Mining's and Newmont Gold's executive officers and other key employees. During 1996, the Compensation Committee held four meetings.

 Nominating Committee

  The Nominating Committee's function is to propose to the Newmont Mining Board slates of directors to be elected at the Annual Meetings of Stockholders (and any directors to be elected by the Newmont Mining Board to fill vacancies) and slates of officers to be elected by the Newmont Mining Board of Directors. During 1996, the Nominating Committee held two meetings. The Nominating Committee will consider for nomination to become directors any persons recommended by stockholders. Recommendations may be submitted to the Nominating Committee in care of the Secretary of Newmont Mining at 1700 Lincoln Street, Denver, Colorado 80203.

                     NEWMONT MINING EXECUTIVE COMPENSATION

  All executive officers of Newmont Mining are executive officers and employees of Newmont Gold. All salary and other compensation and benefit costs are borne by Newmont Gold.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

 The following table shows the total compensation earned or paid to the Chief Executive Officer and to each of Newmont Mining's and Newmont Gold's four most highly compensated executive officers, other than the Chief Executive Officer, for services rendered in all capacities to Newmont Mining, Newmont Gold and Newmont Gold's subsidiaries in 1996, 1995 and 1994.

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL                       LONG-TERM
                                COMPENSATION                  COMPENSATION
                              ----------------------      ------------------------------
                                                          RESTRICTED          SECURITIES
        NAME AND                                            STOCK             UNDERLYING         ALL OTHER
   PRINCIPAL POSITION    YEAR  SALARY        BONUS          AWARDS            OPTIONS(#)     COMPENSATION(/1/)
   ------------------    ---- --------      --------      ----------          ----------     -----------------
Ronald C. Cambre........ 1996 $567,000(/2/) $393,977       $206,023(/3/)        25,000            $9,000
 Chairman, President and 1995  513,000(/2/)  332,553        167,447              -0-               9,000
 Chief Executive Officer 1994  514,000(/2/)  321,278        153,722              -0-               9,000
Wayne W. Murdy.......... 1996  277,083       136,558         59,009(/3/)        10,000             9,000
 Executive Vice Presi-
  dent                   1995  245,500       138,643         52,131              -0-               9,000
 and Chief Financial Of-
  ficer                  1994  223,000       108,491         47,386              -0-               9,000
Lawrence T. Kurlander... 1996  243,333       119,603         51,516(/3/)        10,000             9,000
 Senior Vice President,  1995  223,333       111,895         47,416              -0-               9,000
 Administration          1994  161,250(/4/)  132,020(/4/)    27,794            108,583(/5/)        3,225
Eric Hamer(/6/)......... 1996  212,750       117,000         -0-                 8,000             9,000
 Vice President and Se-
  nior                   1995  175,641        51,048         -0-                 -0-               9,000
 Executive, Batu Hijau   1994  164,000        53,776         -0-                 -0-               9,000
John A.S. Dow........... 1996  176,750        82,680         60,588(/3/)(/7/)   10,620              -0-
 Senior Vice             1995  140,000        42,991         -0-                 6,240              -0-
 President, Exploration  1994  119,000        42,999         -0-                 6,240              -0-

--------
(1) Newmont Gold's contributions and credits to its Retirement Savings Plan and non-qualified supplemental Savings Equalization Plan.

(2) Includes director's fees of $17,000, $13,000 and $14,000 in 1996, 1995 and
    1994, respectively.
(3) Value of Newmont Gold restricted stock awarded under Newmont Gold's Annual Incentive Compensation Plan for 1996 at the election of Newmont Gold's Compensation Committee in lieu of cash. Dividends are payable on the shares of restricted stock awarded. These shares of restricted stock are subject to a two-year vesting period and were issued in January 1997 in the following amounts:

                                                                             #
                                                                           -----
      Ronald C. Cambre.................................................... 5,087
      Wayne W. Murdy...................................................... 1,457
      Lawrence T. Kurlander............................................... 1,272
      John A. S. Dow......................................................   870

  The number of shares and value of restricted Newmont Gold stock held by the named executive officers on December 31, 1996 were as follows:

                                                                     #      $
                                                                   ----- -------
      Ronald C. Cambre............................................ 7,570 331,188
      Wayne W. Murdy.............................................. 2,343 102,506
      Lawrence T. Kurlander....................................... 1,685  73,719

  On December 31, 1996, none of the named executive officers held any Newmont Mining restricted stock.

(4) Mr. Kurlander became an executive officer on April 1, 1994. Salary in 1994 based on an annualized base salary of $215,000 for the period April 1, 1994 through December 31, 1994. Bonus amount shown consists of a "sign-on" bonus of $60,000 and a bonus under Newmont Gold's Annual Incentive Compensation Plan of $72,020 for the period April 1, 1994 through December 31, 1994.

(5) Represents special equity option grants which vest over a period of one to three years.

(6) Mr. Hamer is an elected officer of Newmont Gold only.

(7) In addition to the 870 shares of Newmont Gold restricted stock having a value of $35,235 awarded to Mr. Dow under Newmont Gold's Annual Incentive Compensation Plan for 1996, he was also given a special award of 626 shares of Newmont Gold restricted stock having a value of $25,353 in January 1997 on the same terms as those awarded under Newmont Gold's Annual Incentive Compensation Plan. Such special award was in recognition of his contributions to the success of Newmont Gold's exploration activities in 1996 and prior years and Mr. Dow's promotion to Senior Vice President, Exploration of Newmont Mining and Newmont Gold.

STOCK OPTIONS

  The following table contains information concerning the grant of stock options in 1996 under Newmont Mining's stock option plans with respect to the named executive officers.

                             OPTION GRANTS IN 1996

                                                INDIVIDUAL GRANTS
                         -------------------------------------------------------------------
                                                                              POTENTIAL
                                                                         REALIZABLE VALUE AT
                                                                           ASSUMED ANNUAL
                                        PERCENT OF                         RATES OF STOCK
                         NUMBER OF        TOTAL                          PRICE APPRECIATION
                         SECURITIES      OPTIONS                                 FOR
                         UNDERLYING     GRANTED TO  EXERCISE                 OPTION TERM
                          OPTIONS      PARTICIPANTS   PRICE   EXPIRATION -------------------
          NAME           GRANTED(#)      IN 1996    ($/SHARE)    DATE       5%       10%
          ----           ----------    ------------ --------- ---------- -------- ----------
Ronald C. Cambre........   25,000(/1/)     2.9%       54.94    01/24/06  $865,305 $2,183,865
Wayne W. Murdy..........   10,000(/1/)     1.2%       54.94    01/24/06   346,122    873,546
Lawrence T. Kurlander...   10,000(/1/)     1.2%       54.94    01/24/06   346,122    873,546
Eric Hamer..............    4,000(/2/)     0.5%       58.94    05/13/06   148,529    374,858
                            4,000(/3/)     0.5%       51.94    11/20/06   130,889    330,338
John A.S. Dow...........    3,120(/2/)     0.4%       58.94    05/13/06   115,852    292,390
                            7,500(/3/)     0.9%       51.94    11/20/06   245,417    619,385

--------
(1) Granted on January 24, 1996 and exercisable in two annual increments of 50% each commencing January 24, 1997.
(2) Granted on May 13, 1996 and exercisable in two annual increments of 50% each commencing May 13, 1997.
(3) Granted on November 20, 1996 and exercisable in two annual increments of 50% each commencing November 20, 1997.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information concerning the exercise of options in 1996 and unexercised options held at the end of 1996 with respect to the named executive officers.


      AGGREGATED OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                           SHARES                      OPTIONS AT 1996        IN-THE-MONEY OPTIONS
                          ACQUIRED                       YEAR-END (#)          AT 1996 YEAR-END(1)
                             ON         VALUE     ------------------------- -------------------------
 NAME                    EXERCISE (#) REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
 ----                    -----------  ----------  ----------- ------------- ----------- -------------
Ronald C. Cambre........      -0-      $   -0-      136,665      190,373     $199,624     $518,655
Wayne W. Murdy..........   14,977      446,689       81,000       39,955      494,103      227,666
Lawrence T. Kurlander...      -0-          -0-       39,314       69,909          -0-      210,282
Eric Hamer..............    8,986      179,091       57,410       25,973      412,914      136,602
John A. S. Dow..........    5,000      125,000       25,576       13,740      213,401       14,227

--------
(1) Market value of underlying securities at exercise date or year end ($44.75), as the case may be, less the exercise price of "in-the-money" options.

PENSION PLANS

  The following table shows the estimated pension benefits payable to a covered participant at normal retirement age (62 years) under Newmont Gold's qualified defined benefit pension plan (the "Pension Plan"), as well as under its nonqualified supplemental pension plan that provides benefits that would otherwise be denied participants by reason of certain Code limitations on qualified plan benefits, based on remuneration that is covered under the plans and years of service with Newmont Mining, Newmont Gold and Newmont Gold's subsidiaries.

                              PENSION PLAN TABLE

                                                  YEARS OF SERVICE
                                    --------------------------------------------
   REMUNERATION                        15       20       25       30       35
   ------------                     -------- -------- -------- -------- --------
    $  300,000..................... $ 78,750 $105,000 $131,250 $157,500 $183,750
       350,000.....................   91,875  122,500  153,125  183,750  214,375
       400,000.....................  105,000  140,000  175,000  210,000  245,000
       450,000.....................  118,125  157,500  196,875  236,250  275,625
       500,000.....................  131,250  175,000  218,750  262,500  306,250
       550,000.....................  144,375  192,500  240,625  288,750  336,875
       600,000.....................  157,500  210,000  262,500  315,000  367,500
       650,000.....................  170,625  227,500  284,375  341,250  398,125
       700,000.....................  183,750  245,000  306,250  367,500  428,750
       750,000.....................  196,875  262,500  328,125  393,750  459,375
       800,000.....................  210,000  280,000  350,000  420,000  490,000
       850,000.....................  223,125  297,500  371,875  446,250  520,625
       900,000.....................  236,250  315,000  393,750  472,500  551,250
       950,000.....................  249,375  332,500  415,625  498,750  581,875
     1,000,000.....................  262,500  350,000  437,500  525,000  612,500
     1,050,000.....................  275,625  367,500  459,375  551,250  643,125
     1,100,000.....................  288,750  385,000  481,250  577,500  673,750
     1,150,000.....................  301,875  402,500  503,125  603,750  704,375
     1,200,000.....................  315,000  420,000  525,000  630,000  735,000

  A participant's remuneration covered by the Pension Plan is his or her average annual base salary and bonus, including amounts paid in the form of restricted stock (as reported in the Summary Compensation Table) for the sixty consecutive months in which the highest level of compensation was paid to the participant during the last one hundred twenty months of the participant's career with

Newmont Mining, Newmont Gold and Newmont Gold's subsidiaries. The approximate years of credited service as of the end of 1996 for each named executive officer is: Mr. Cambre--three years; Mr. Murdy--four years; Mr. Kurlander-- three years; Mr. Hamer--22 years; Mr. Dow--18 years. Benefits shown are computed on a straight single life annuity basis beginning at age 62. Such amounts have not been reduced for Social Security benefits.

OFFICERS' DEATH BENEFIT PLAN AND GROUP LIFE INSURANCE PROGRAM

  Newmont Gold has an Officers' Death Benefit Plan for the benefit of the named executive officers and other executive officers of Newmont Mining, Newmont Gold and certain of Newmont Gold's subsidiaries. The plan provides a death benefit of three times annual base salary for an executive officer who dies while an active employee and a death benefit of one times final annual base salary for an executive officer who dies after retiring at or after normal retirement age. For retirement prior to normal retirement age, the post-retirement death benefit is 30% to 100% of one times final annual base salary, depending on the number of years to normal retirement age. Coverage under the Officers'

Death Benefit Plan is offset by group life insurance maintained for the benefit of all salaried employees of Newmont Mining, Newmont Gold and certain of Newmont Gold's subsidiaries.

EXECUTIVE AGREEMENTS

  An agreement is currently in effect among Newmont Mining, Newmont Gold and Mr. Cambre which provides for an annual base salary of $500,000 beginning in 1994. The agreement provides that the Boards of Directors of Newmont Mining and Newmont Gold may, at their discretion, increase Mr. Cambre's base salary and that any such increased base salary made after January 1994 automatically becomes Mr. Cambre's minimum base salary thereafter. Mr. Cambre's employment agreement is effective until his 62nd birthday, unless terminated earlier as provided in the agreement. In the event Mr. Cambre's employment is terminated other than for "cause" (as defined below) and without any breach by Mr. Cambre of such agreement, he will be entitled to receive a lump sum payment equal to twice his annual base salary for each twelve-month period in the remaining term of his employment (which will not exceed two years).

  Mr. Murdy's letter of offer of employment from Newmont Gold provides that if his employment is terminated other than for "cause" (as defined below) before December 31, 1997, he will be entitled to receive 35 months of his then annual base salary plus certain other severance benefits; thereafter, he will be entitled to 24 months of salary plus benefits.

  Any benefits to which Messrs. Cambre and Murdy may be entitled from Newmont Gold's Severance Pay Plan (as described below) reduce the benefits due under these arrangements.

  Each of the named executive officers participates in Newmont Gold's Severance Pay Plan, amended and restated effective as of May 1, 1993 (the "Severance Pay Plan"). Participants in the Severance Pay Plan with at least one year of service (a) who have been continually employed by Newmont Mining, Newmont Gold or one of Newmont Gold's subsidiaries or affiliates on and after August 1, 1991, or (b) whose employment with Newmont Mining, Newmont Gold or one of Newmont Gold's subsidiaries or affiliates is involuntarily terminated other than for "cause" (as defined below) within 24 months after a change in control (as defined in the Severance Pay Plan) of Newmont Mining (other than those participants whose employment began on or after May 1, 1993) are entitled to receive a minimum of the greater of (i) four weeks of salary (as defined in the Severance Pay Plan), together with an additional two weeks of salary for each year of service; or (ii) from nine to 78 weeks of salary depending on the salary grade of the participant, calculated based on the relevant participant's salary as of April 30, 1993. Each of the named executive officers who are otherwise eligible for severance pay under clause (ii) above would receive 78 weeks of salary. Participants whose employment began on or after May 1, 1993 and whose employment is involuntarily terminated are entitled to receive only the amount determined as set forth in clause (i) in the previous sentence. Under the Severance Pay Plan, the maximum severance allowance benefit payable to a participant calculated as set forth above is 104 weeks of such participant's salary. In addition to the amount described above, each participant is also entitled to a lump sum payment equal to Newmont Gold's matching contribution that would have been made under Newmont Gold's Retirement Savings Plan calculated in accordance with the relevant provisions of the Severance Pay Plan and any accrued and unused vacation time. Participants under the Severance Pay Plan are also entitled to certain fringe benefits, such as coverage under Newmont Gold's medical and dental plans and life insurance plan, as set forth in the Severance Pay Plan.

  "Cause" as a basis for termination under these arrangements is generally limited to (i) misappropriation of funds or property of Newmont Mining, Newmont Gold or Newmont Gold's subsidiaries, (ii) conviction of a felony, (iii) obtaining personal benefit from any transaction between Newmont Mining, Newmont Gold or Newmont Gold's subsidiaries and a third party without the prior approval of such benefit by the Board of Directors of Newmont Mining or of Newmont Gold,

(iv) obtaining a personal profit from the sale of Newmont Mining's, Newmont Gold's or Newmont Gold's subsidiaries' trade secrets, (v) poor job performance or (vi) conduct below reasonably expected standards.

  The report of the Compensation Committee and the performance graph that follow shall not be deemed incorporated by reference by any general statement incorporating by reference this Joint Proxy Statement/Prospectus into any filing under the Securities Act or under the Exchange Act except to the extent that Newmont Mining specifically incorporates the information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Newmont Mining Board is composed entirely of directors who are neither officers nor employees of Newmont Mining nor Newmont Gold. Each of the Compensation Committees of Newmont Mining and Newmont Gold is responsible to its respective Board of Directors and by extension to the stockholders of Newmont Mining or Newmont Gold, as the case may be, for approving and administering the policies which govern annual compensation and incentive programs for Newmont Mining's and Newmont Gold's executive officers and other key employees. The members of Newmont Mining's Compensation Committee are also directors of Newmont Gold and serve on the Newmont Gold Compensation Committee. The membership of the two Committees is identical. Newmont Mining and Newmont Gold operate as a single economic unit and all of the executive officers of Newmont Mining are also the executive officers and employees of Newmont Gold. Newmont Gold pays all compensation expenses of such employees. The following report reflects the compensation philosophy and decisions of both Committees.

  There are three elements to Newmont Mining's and Newmont Gold's executive compensation program--base salaries, annual incentives and stock options.

 Base Salaries

  The base salaries for executive officers of Newmont Mining and Newmont Gold, including Mr. Cambre and the other named executive officers, fall within salary ranges that reflect competitive base pay levels within the mining industry as a whole for the positions they hold. Newmont Mining and Newmont Gold subscribe to and participate in surveys of executive-level compensation. One of the surveys in which Newmont Mining and Newmont Gold participate is devoted exclusively to the gold mining industry and includes information about 14 companies based in North America. This survey not only includes the seven companies that comprise the Standard & Poor's Gold Index shown on Newmont Mining's Performance Graph below, but also includes a number of companies which the Committees believe are more appropriate for comparison with Newmont Mining and Newmont Gold for purposes of analyzing executive compensation. Based on a review of such survey information, the Committees believe that the base salaries of Newmont Mining's and Newmont Gold's executive officers are at or slightly below the median salaries for comparable positions in the gold mining industry. Newmont Mining and Newmont Gold participate in other surveys as well, which cover a wide range of industries and companies. Although many of the companies included in these broader surveys are not capable of meaningful comparison with Newmont Mining and Newmont Gold, Newmont Mining and Newmont Gold use such surveys to identify general trends in executive compensation.

  Base salary increases are made on the basis of changes in industry levels as well as evaluated individual contribution and Newmont Mining's and Newmont Gold's performance in the prior year. The 1996 base salary increases of the named executive officers were in line with increases in base salaries for comparable industry positions as reflected in the gold mining industry survey.

 Annual Incentives

  Annual incentive awards are made pursuant to Newmont Gold's Annual Incentive Compensation Plan (the "Plan"). The named executive officers (and other participants at specified salary levels) are eligible to receive both a corporate performance bonus and a personal performance bonus. Corporate performance bonuses are paid in cash and are based upon the attainment of production and cost of production goals established annually by the Newmont Gold Board on the recommendation of its Compensation Committee. At year-end, actual cash costs of production and actual production are compared with targeted costs and production to determine a "corporate performance percentage." Newmont Gold must achieve a minimum percentage (designated by the Newmont Gold Board to be 85%) before any bonuses based on corporate performance can be made to participants in the Plan. Corporate performance bonuses are incrementally increased (or decreased) in accordance with incrementally higher (or lower) performance percentages (with the maximum percentage being 120%). In 1996, Newmont Gold achieved a corporate performance percentage of 100.71%. In addition, each year the Newmont Gold Board designates a minimum average price of gold per ounce that must be realized when the corporate performance target is determined. No corporate or personal performance bonuses under the Plan may be paid for any year in which Newmont Gold does not realize such minimum average price of gold per ounce. In 1996, Newmont Gold met the minimum average price of gold per ounce.

  Personal performance bonuses are based upon an evaluation of a participant's personal contribution to Newmont Mining and Newmont Gold and are also typically paid in cash. However, 1996 personal performance bonuses to the named executive officers, except Mr. Hamer, were paid partly in cash and partly in the form of restricted shares of Newmont Gold Common Stock, subject to two-year vesting provisions. The restricted stock component of the Plan is intended to align the interests and motivation of such recipients with the interests of Newmont Mining's and Newmont Gold's stockholders. It is believed that such ownership will positively influence long-term decision making since awards for current performance will be impacted by future stock prices. In 1996, personal performance awards to the named executive officers and other Plan participants were based on certain subjective factors such as the individual skills, experience and accomplishments of the relevant executive officer, as well as such executive officers' contributions to the positive economic results realized by Newmont Mining and Newmont Gold, together with their continued global expansion, during 1996. The Committees did not use any fixed weighting of such factors in determining personal performance bonuses.

  Participants in the Plan are assigned target awards as a percentage of their base salary. Target awards increase at higher management levels, to 100% of base salary in the case of Mr. Cambre. The weighting of corporate performance and personal performance factors varies by participant, and in the case of Mr. Cambre is approximately one-third corporate performance and two-thirds personal performance at target.

  The Committees determined that in general the sum of an individual's base salary and his or her target annual incentive award should approach the 75th percentile for comparable positions in the gold mining industry as set forth in the executive-level compensation surveys described above as well as based on recommendations contained in a report provided by an independent compensation consultant retained by Newmont Gold.

  The Chief Executive Officer's 1996 corporate performance bonus was based on the corporate performance percentage described above, while his 1996 personal performance bonus was based on his individual accomplishments as well as his contributions to the overall results of Newmont Mining and Newmont Gold. Mr. Cambre's total 1996 cash and restricted stock bonus of $600,000 was equal to 109% of his 1996 base salary. Mr. Cambre's corporate performance bonus of $187,943 (31% of such total award) was based on a corporate performance percentage of 100.71% as described above.

His personal performance bonus of $412,057 (69% of such total award) was based on Mr. Cambre's personal performance evaluation. In making this determination, the Committees considered Mr. Cambre's vision and leadership which enabled Newmont Mining to achieve the following positive results in 1996:

  . Completed the Minahasa project in Indonesia on schedule and on budget;

  . Attained design production capacity at the Zarafshan-Newmont Joint
    Venture by year-end;

  . Increased reserves on a net of depletion basis;

  . Increased equity production of gold 23% from 1995, while cash costs per equity ounce for 1996 rose only 5% compared to 1995;

  . Reached a final decision with respect to the Batu Hijau project in Indonesia and the non-Indonesian ownership structure of such project; and

  . Continued building a management team with world-class capabilities.

 Stock Options

  The third element of executive compensation, stock options, is long-term in nature. In 1992, Newmont Mining's Compensation Committee, which is also responsible for administering Newmont Mining's stock option plans, suspended its practice of making semi-annual stock option grants to Mr. Hamer and certain other former senior executive officers of Newmont Mining. Instead, the Committee awarded special equity option grants to such executives. Consistent therewith, Messrs. Cambre, Murdy and Kurlander were also awarded special equity option grants in November 1993, December 1992 and November 1994, respectively, when they joined, or shortly after they joined, Newmont Mining and Newmont Gold. This form of award was based upon recommendations contained in a study undertaken for Newmont Mining's Compensation Committee by an independent compensation consultant which had been asked to design an option program which would align the financial interests of Newmont Mining and Newmont Gold's senior-most executives more closely with those of the stockholders of Newmont Mining and of Newmont Gold.

  These equity option awards are stock options with special pricing features. With respect to half of these special grants the options are not exercisable unless the price of Newmont Mining Common Stock equals or exceeds 125% of the exercise price on the day prior to exercise. With respect to the other half of the special grants, the exercise prices are set at successively higher levels above the value of Newmont Mining Common Stock on the grant date. Individuals must own and place on deposit with Newmont Mining a number of shares equal to 2% of the shares covered by the options they were granted. The purpose of the deposited shares is to evidence a commitment to ownership and risk on the part of the executive in exchange for the leveraged opportunity to participate in the growth in share value represented by the options. The shares come off deposit when an option is exercised or expires. If the required number of shares are not placed on deposit, or if they are taken off deposit early, the option is proportionately reduced.

  In January 1996, the Committee awarded special stock option grants to Messrs. Cambre, Murdy and Kurlander (i) in recognition of their individual performances in prior years, (ii) to provide a strong incentive to increase the value of Newmont Mining and Newmont Gold and (iii) to recognize such individuals' potential future impact on the attainment of Newmont Mining's and Newmont Gold's mutual long-term goals and objectives.

 Policies with Respect to Tax Deductibility of Executive Compensation

  Under the Revenue Reconciliation Act of 1993, Section 162 of the Internal Revenue Code was amended to eliminate, with certain exceptions, the deduction for certain compensation in excess of $1 million to any named executive officer, including the Chief Executive Officer. The Committees believe that Newmont Mining's stock plans may comply with the exceptions to this limitation. It is possible that payments made from time to time under Newmont Gold's Annual Incentive Compensation Plan could constitute non-deductible compensation expenses. Altering such Plan to assure full deductibility of compensation, however, could inhibit the Committees' ability to adjust performance criteria as they deem appropriate. Because the Committees do not currently anticipate any significant increase in tax liability to Newmont Mining or Newmont Gold as a result of the Section 162 amendments, the Committees have not altered their approach to setting incentive compensation in response to such amendments. Should the compensation levels of the Chief Executive Officer or any of the other named executive officers materially affect Newmont Mining's or Newmont Gold's tax position in the future, the Committees will consider establishing performance criteria that will allow Newmont Mining and Newmont Gold to avail themselves of all appropriate tax deductions.

 Summary

  The Committees believe that the combination of competitive base salaries, potentially significant performance-based incentives paid partially in restricted stock and a highly leveraged equity incentive represented by premium-priced options combined with an ownership commitment, represents a highly motivational and effective senior executive compensation program that works to attract and retain talented executives and strongly aligns the interests of senior management with those of the stockholders of Newmont Mining and of Newmont Gold in achieving above average long-term returns on investment.

  Submitted by the Compensation Committee of the Newmont Mining Board:

           Joseph P. Flannery,
            Chairman                Robin A. Plumbridge
           Thomas A. Holmes         William I.M. Turner, Jr.

FIVE-YEAR STOCKHOLDER RETURN COMPARISON

  The following graph assumes a $100 investment on December 31, 1991 in each of Newmont Mining Common Stock, the S&P 500 Index and the S&P Gold Index.

                     CUMULATIVE VALUE OF A $100 INVESTMENT
                       ASSUMING REINVESTMENT OF DIVIDENDS




                                      [CHART]


                                                   1991 1992 1993 1994 1995 1996
                                                   ---- ---- ---- ---- ---- ----
Newmont Mining ................................... $100 $104 $147 $116 $148 $147
S&P 500 Index..................................... $100 $108 $118 $120 $165 $203
S&P Gold Index*................................... $100 $ 93 $171 $138 $156 $154

--------
* Barrick Gold Corporation, Battle Mountain Gold Company, Echo Bay Mines Ltd., Homestake, Newmont Mining, Placer Dome, Inc. and Santa Fe.

SECTION 16(A) REPORTING

  Section 16(a) of the Exchange Act, requires Newmont Mining's executive officers and directors and holders of greater than 10% of the outstanding Newmont Mining Common Stock to file initial reports of their ownership of Newmont Mining's equity securities and reports of changes in ownership with the Commission and the NYSE. Based solely on a review of the copies of such reports furnished to Newmont Mining and written representations from Newmont Mining's executive officers and directors that no Forms 5 were required, Newmont Mining believes that all Section 16(a) filing requirements were complied with in 1996.

                      BENEFICIAL OWNERSHIP OF SECURITIES

CERTAIN BENEFICIAL OWNERS OF NEWMONT MINING COMMON STOCK

  The following table sets forth the information with respect to each person known by Newmont Mining to be the beneficial owner of more than five percent of any class of Newmont Mining's voting securities. The information contained herein has been taken from filings with the Commission pursuant to Section 13(d) of the Exchange Act.

 NAME AND ADDRESS OF BENEFICIAL      TITLE OF   AMOUNT AND NATURE OF PERCENTAGE
              OWNER                   CLASS     BENEFICIAL OWNERSHIP  OF CLASS
 ------------------------------    ------------ -------------------- ----------
FMR Corp. .......................  Common Stock   10,174,517(/1/)      10.22%
 82 Devonshire Street
 Boston, MA 02109
Soros Fund Management LLC........  Common Stock    7,845,234(/2/)       7.88%
 33rd Floor
 888 Seventh Avenue
 New York, NY 10106
Ark Asset Management Co., Inc. ..  Common Stock    5,399,000(/3/)       5.40%
 One New York Plaza
 New York, NY 10004

--------
(/1/Newmont)Mining has been advised in a Schedule 13G filing (as amended from time to time and as most recently amended by Amendment No. 2 thereto dated February 14, 1997), that as of December 31, 1996, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, MA 02109, a wholly owned subsidiary of FMR Corp. ("FMR") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,993,566 shares of the outstanding common stock of Newmont Mining (which represents 8.03% based on 99,522,308 shares outstanding on December 31, 1996), as a result of acting as investment adviser to certain investment companies registered under Section 8 of the Investment Company Act of 1940. FMR, through its control of Fidelity, and Edward C. Johnson 3d ("Johnson"), as the Chairman of FMR, each has sole dispositive power with respect to the 7,993,566 shares. Neither Johnson nor FMR has the sole power to vote or direct the voting with respect to the shares owned, which power rests with the investment funds' Board of Trustees. Johnson owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Abigail P. Johnson is a Director of FMR. Because of ownership by members of the Johnson family and trusts for their benefit of approximately 49% of the voting stock of FMR and an existing shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

 Fidelity Management Trust Company ("FMTC"), 82 Devonshire Street, Boston, MA 02109, a wholly owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 1,845,667 shares of the outstanding common stock of Newmont Mining (which represents 1.85% based on 99,522,308 shares outstanding on December 31, 1996), as a result of its serving as investment manager of certain institutional accounts. Johnson and FMR, through its control of FMTC, each has sole dispositive power over 1,845,667 shares and sole power to vote or to direct the voting of 1,514,119 shares and no power to vote or to direct the voting of 331,548 shares of common stock owned by the institutional accounts.

 Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 335,284 shares or 0.34% of the outstanding common stock of Newmont Mining. FIL has the sole voting power and sole dispositive power with respect to 335,284 shares.

(/2/Newmont)Mining has been advised in a Schedule 13D filing (as amended from time to time and as most recently amended by Amendment No. 7 thereto dated January 1, 1997), that as of January 1, 1997, Soros Fund Management LLC ("SFM LLC"), an investment advisory firm, 888 Seventh Avenue, New York, New York 10106, may be deemed a beneficial owner of 7,845,234 shares of the outstanding common stock of Newmont Mining (which represents 7.88% based on 99,522,308 shares outstanding on December 31, 1996). The 7,845,234 shares of Newmont Mining's common stock were acquired by Quota Fund N.V. ("Quota"), Quantum Partners LDC ("Quantum") and Quasar International Partners C.V. ("Quasar") at the direction of Soros Fund Management, a sole proprietorship of which Mr. George Soros is the sole proprietor ("SFM"). On January 1, 1997, SFM reported the transfer of the investment advisory contracts between (i) SFM and Quantum Fund N.V. ("Quantum Fund"), whose principal operating subsidiary is Quantum, (ii) SFM and Quota, and (iii) SFM and Quasar, from SFM to SFM LLC.

 Each of SFM LLC, Mr. George Soros, as Chairman of SFM LLC, and Mr. Stanley F. Druckenmiller, as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, may be deemed the beneficial owner of 7,845,234 shares consisting of 2,741,968 shares held for the account of Quantum, 2,396,636 shares held for the account of Quota, and

 2,706,630 shares held for the account of Quasar. As a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such shares, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the shares, and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the shares held in the accounts of Quantum, Quota and Quasar.

 Duquesne Capital Management, L.L.C. ("Duquesne"), an investment advisory firm which serves as investment advisor to a limited number of institutional clients (the "Duquesne Clients"), may be deemed to be the beneficial owner of 905,843 shares of the common stock of Newmont Mining held for the accounts of certain of the Duquesne Clients (which represents 0.91% based on 99,522,308 shares outstanding on December 31, 1996). Mr. Druckenmiller owns a controlling interest in Duquesne, and may be deemed to be the beneficial owner of the 905,843 shares. Duquesne and Mr. Druckenmiller each may be deemed to have the sole power to direct the voting and disposition of the 905,843 shares presently held by certain of the Duquesne Clients.

 In connection with the acquisitions of the shares of Newmont Mining's common stock by Quota, Quantum and Quasar and by certain clients of Duquesne Capital Management Incorporated ("Duquesne Capital"), a predecessor entity to Duquesne, Newmont Mining entered into a Standstill Agreement dated as of May 10, 1993 with George Soros, SFM, Stanley F. Druckenmiller, Duquesne Capital, Quantum, Quasar and Quota (collectively the "Soros Group") providing for, among other things, certain restrictions on shareholdings by the Soros Group. The Standstill Agreement was filed as an exhibit to Newmont Mining's Annual Report on Form 10-K for the year ended December 31, 1993.

(/3/)Newmont Mining has been advised in a Schedule 13G filing dated February 3, 1997 that Ark Asset Management Co., Inc. ("Ark"), One New York Plaza, New York, NY 10004, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,399,000 shares of the outstanding common stock of Newmont Mining (which represents 5.4% based on 99,522,308 shares outstanding on December 31, 1996). Ark has the sole voting power with respect to 4,039,100 shares and sole dispositive power with respect to 5,399,000 shares.

OWNERSHIP OF COMMON STOCK BY MANAGEMENT

 Newmont Mining

  As of March 26, 1997, all directors and executive officers of Newmont Mining as a group beneficially owned 654,957 shares of Newmont Mining's Common Stock, constituting in the aggregate less than 1% of the outstanding Newmont Mining Common Stock. The nature of beneficial ownership of all such shares is sole voting and investment power. As of March 26, 1997, all directors and executive officers of Newmont Mining as a group beneficially owned 40,435 shares of Newmont Gold Common Stock, constituting in the aggregate less than 1% of Newmont Gold's outstanding common stock. The nature of beneficial ownership of all such shares is sole voting and investment power. The following table sets forth the number of shares of common stock of Newmont Mining and the number of shares of common stock of Newmont Gold beneficially owned by Newmont Mining's and Newmont Gold's directors and executive officers as of March 26, 1997:

                                               SHARES OF          SHARES OF
        NAME                                 NEWMONT MINING      NEWMONT GOLD
OF BENEFICIAL OWNER                        COMMON STOCK OWNED COMMON STOCK OWNED
-------------------                        ------------------ ------------------
Rudolph I. J. Agnew......................         2,496              1,875
J. P. Bolduc.............................           -0-              1,875
Ronald C. Cambre.........................       153,957(/1/)        12,657
John A. S. Dow...........................        28,696(/1/)         1,496
Joseph P. Flannery.......................         2,745              1,875
Eric Hamer...............................        70,194(/1/)           -0-
Leo I. Higdon, Jr........................           -0-              1,250
Thomas A. Holmes.........................         6,948              1,875
Lawrence T. Kurlander....................        46,114(/1/)         2,957
Wayne W. Murdy...........................       112,710(/1/)         3,800
Robin A. Plumbridge......................         2,496              1,875
Moeen A. Qureshi.........................           -0-              1,875
Michael K. Reilly........................         5,000              1,875
William I. M. Turner, Jr.................         8,000              1,875
All directors and executive officers as a
 group, including those named above (29
 persons)................................       654,957(/1/)        40,435

--------

(/1/)includes 149,165 shares, 28,696 shares, 68,397 shares, 44,314 shares,
     100,978 shares and 601,374 shares which Messrs. Cambre, Dow, Hamer, Kurlander, Murdy and all directors and executive officers as a group, respectively, have the right to acquire on or within 60 days after March 26, 1997 by the exercise of options granted by Newmont Mining.

 Santa Fe

  The following table shows, as of February 28, 1997, the number of shares of Santa Fe Common Stock deemed beneficially owned by each director, the Chief Executive Officer, the four most highly compensated executive officers and by all present directors and executive officers of Santa Fe as a group.

                                                         NUMBER OF    OPTIONS TO
NAME OF BENEFICIAL OWNER                                SHARES(1)(2)   ACQUIRE
------------------------                                ------------  ----------
David H. Batchelder....................................     5,900          -0-
James T. Curry.........................................     2,900          -0-
Donald W. Gentry.......................................       900          -0-
David K. Hogan(3)......................................    12,049       40,930
Patrick M. James.......................................    64,452      146,260
Wayne Jarke............................................     7,401       24,790
Robert D. Krebs........................................   241,702          -0-
George B. Munroe.......................................     4,264(4)       -0-
Jean Head Sisco........................................     3,123          -0-
David A. Smith.........................................    16,340       43,890
Peter Steen............................................       900       50,000
Richard J. Stoehr......................................     1,900          -0-
LeRoy E. Wilkes........................................     1,478       52,090
All directors and executive officers as a group,
 including those named above (16 persons)..............   381,760      437,380

--------
(1) Each person has, unless otherwise indicated in the following notes, sole voting and investment power with respect to the indicated shares.
(2) Santa Fe Common Stock beneficially owned does not exceed one percent of the outstanding Santa Fe Common Stock as of December 31, 1996.
(3) Mr. Hogan ceased to be a designated executive officer of Santa Fe for purposes of Section 16 of the Exchange Act of 1934 by action of the Santa Fe Board taken on January 23, 1997.
(4) Includes 1,809 shares of Santa Fe Common Stock held by Mr. Munroe's spouse, of which Mr. Munroe disclaims beneficial ownership.

                   THE NEWMONT MINING CERTIFICATE AMENDMENT

  Under the DGCL, an amendment to a Delaware corporation's certificate of incorporation generally requires the approval and recommendation of the board of directors, the approval of a majority in voting power of all shares outstanding and entitled to vote thereon, voting together as a single class, and the approval of a majority in voting power of the outstanding stock of each class that is entitled to vote thereon separately as a class. Accordingly, in addition to the January 3, 1997 approval and recommendation by the Newmont Mining Board, approval of the Newmont Mining Certificate Amendment requires an affirmative vote of the holders of record of a majority of the shares of Newmont Mining Common Stock outstanding on the Newmont Mining Record Date for the Newmont Mining Annual Meeting.

  In connection with the Merger, the Newmont Mining Certificate will be amended to increase the number of authorized shares of Newmont Mining Common Stock from 120,000,000 shares to 250,000,000 shares (the "Newmont Mining Certificate Amendment"). The provisions of Article FOURTH of the Newmont Mining Certificate, as proposed to be amended by the Newmont Mining Certificate Amendment, are set forth in Appendix D to this Joint Proxy Statement/Prospectus. Approval by the Newmont Mining stockholders of the Amendment is a condition to the consummation of the Merger.

  Newmont Mining currently has no plans, understandings, agreements or arrangements concerning the issuance of additional shares of Newmont Mining Common Stock, except for the shares to be issued in the Merger and shares reserved or to be reserved for issuance by Newmont Mining as described herein. If any plans, understandings, arrangements or agreements are made concerning the issuance of any such shares, holders of the then outstanding shares of Newmont Mining's capital stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transaction, the law applicable thereto, the policy of the NYSE and the judgment of the Newmont Mining Board regarding the submission thereof to the Newmont Mining stockholders. The current rules of the NYSE, however, would require stockholder approval if the number of shares of Newmont Mining Common Stock to be issued would equal or exceed 20% of the number of such shares of Newmont Mining Common Stock outstanding immediately prior to such issuance.

  It is not currently contemplated that the additional shares of Newmont Mining Common Stock would be issued for the purpose of making the acquisition by an unwanted suitor of a controlling interest in Newmont Mining more difficult, time-consuming or costly. However, it should be noted that shares of Newmont Mining Common Stock could be issued for that purpose and to that effect, and the Newmont Mining Board reserves its right (if consistent with its fiduciary responsibilities) to issue Newmont Mining Common Stock for such purposes. For a description of certain anti-takeover effects of the Newmont Mining Equal Value Rights and the Newmont Mining Rights which are attached to the existing Newmont Mining Common Stock and will be attached to any additional shares of Newmont Mining Common Stock when issued (so long as the Newmont Mining Equal Value Rights Agreement and the Newmont Mining Rights Agreement are in effect), see "Description of Newmont Mining Capital Stock." The Newmont Mining Board has recommended that the Newmont Mining stockholders vote "FOR" the Newmont Mining Certificate Amendment.

                  DESCRIPTION OF NEWMONT MINING CAPITAL STOCK

GENERAL

  The authorized capital of Newmont Mining consists of 5,000,000 shares of preferred stock, par value $5.00 per share, issuable in series, of which, as of March 26, 1997, 240,000 shares of Junior Preferred Shares (the "Junior Preferred Shares") were reserved for issuance, and 120,000,000 shares of Newmont Mining Common Stock, of which as of March 26, 1997, 99,522,778 were issued and outstanding. All of the outstanding shares of capital stock of Newmont Mining are fully paid and nonassessable. Holders of Newmont Mining's capital stock have no preemptive rights. If the Newmont Mining Certificate Amendment is approved by the Newmont Mining stockholders, the number of authorized shares of Newmont Mining Common Stock would increase to 250,000,000 upon the making of a requisite filing with the Secretary of State of Delaware. In addition, in connection with the Merger, Newmont Mining intends to increase the number of Junior Preferred Shares reserved for issuance to 500,000.

DESCRIPTION OF NEWMONT MINING COMMON STOCK


  The statements set forth below are summaries of the material provisions of the Newmont Mining Certificate relating to the Newmont Mining Common Stock. These summaries contain all material provisions, but are subject to, and are qualified in their entirety by, the provisions of the Newmont Mining Certificate, a copy of which is filed as an exhibit to the Registration Statement.

 Dividend Rights

  Subject to the prior rights as to dividends of any preferred stock which may be outstanding from time to time, the Newmont Mining Common Stock is entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Newmont Mining Board may from time to time determine.

 Voting Rights

  Subject to the voting rights, if any, of any preferred stock which may be outstanding from time to time, all voting rights are vested in the holders of shares of the Newmont Mining Common Stock. Each outstanding share of Newmont Mining Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. The Newmont Mining Board is expressly authorized to adopt, amend or repeal the By-Laws of Newmont Mining in any manner not inconsistent with the laws of the State of Delaware or the Newmont Mining Certificate, subject to the power of the stockholders to adopt, amend or repeal the By-Laws of Newmont Mining or to limit or restrict the power of the Newmont Mining Board to adopt, or repeal the By-Laws of Newmont Mining, and Newmont Mining may in its By-Laws confer powers and authorities upon the Newmont Mining Board in addition to those conferred upon it by statute.

 Liquidation Rights

  Subject to the prior rights of creditors and the holders of any preferred stock which may be outstanding from time to time, the shares of the Newmont Mining Common Stock are entitled, in the event of voluntary or involuntary liquidation, dissolution or winding up, to share pro rata in the distribution of all remaining assets of Newmont Mining which are legally available for distribution, after payment of all debts and other liabilities.

 Redemption and Preemptive Rights

  The shares of Newmont Mining Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of Newmont Mining.

ANTI-TAKEOVER PROVISIONS

 Approval of Certain Mergers, Consolidations, Sales and Leases

  Article NINTH of the Newmont Mining Certificate provides that, with certain exceptions noted below, the affirmative vote of the holders of four-fifths of all classes of stock of Newmont Mining entitled to vote in elections of directors (considered as one class) shall be required (a) for the adoption of an agreement for the merger or consolidation of Newmont Mining with any other corporation or (b) to authorize any sale or lease of all or any substantial part of the assets of Newmont Mining to, or any sale or lease to Newmont Mining or any subsidiary thereof in exchange for securities of Newmont Mining of any assets (except assets having an aggregate fair market value of less than $10 million) of, any other corporation, person or entity if, in either case, as of the record date for the determination of stockholders entitled to notice thereof or to vote thereon or consent thereto, such other corporation, person or entity is the beneficial owner, directly or indirectly, of more than 10% of all outstanding shares of stock of Newmont Mining entitled to vote in elections of directors (a "10% Holder"). Such affirmative vote or consent shall be in addition to the vote of the holders of the stock of Newmont Mining otherwise required by law or any agreement between Newmont Mining and any national securities exchange.

  For the purposes of Article NINTH, any corporation, person or entity shall be deemed to be the beneficial owner of any shares of stock of Newmont Mining (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above) by any other corporation, person or entity, with which it or its affiliates or associates (as defined in the Newmont Mining Certificate) have any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of stock of Newmont Mining, or which is its affiliate or associate.

  Article NINTH does not apply to any transaction with any other corporation, person or entity (i) if the Newmont Mining Board has approved a memorandum of understanding with such other corporation, person or entity with respect to such transaction prior to the time that such other corporation, person or entity shall have become a 10% Holder or (ii) in case of a corporation, if

Newmont Mining and its subsidiaries own a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors. Article NINTH can be altered or repealed only upon the affirmative vote of the record holders of four-fifths of all classes of stock of Newmont Mining entitled to vote in elections of directors, considered as one class.

  Article NINTH might be characterized as an anti-takeover provision since it may render more difficult certain possible takeover proposals to acquire control of Newmont Mining and make removal of management of Newmont Mining more difficult.

  Equal Value Rights Plan

  Each outstanding share of Newmont Mining Common Stock carries with it one Newmont Mining Equal Value Right. The terms of the Newmont Mining Equal Value Rights are set forth in the Newmont Mining Equal Value Rights Agreement. The following is a summary of the Newmont Mining Equal Value Rights Agreement. This summary contains all material provisions, but is subject to, and is qualified in its entirety by reference to, the provisions of the Newmont Mining Equal Value Rights Agreement. The Newmont Mining Equal Value Rights Agreement and the amendments thereto are filed as exhibits to the Registration Statement.

  Each Newmont Mining Equal Value Right entitles the record holder to receive from Newmont Mining on or after the date of any Extraordinary Transaction (as hereinafter defined) an amount in cash equal to the amount, if any, by which the Equal Value Price (as hereinafter defined) exceeds the sum of the cash consideration and the fair market value of the non-cash consideration paid for each share of Newmont Mining Common Stock in the Extraordinary Transaction. Unless earlier redeemed or unless an Extraordinary Transaction has theretofore occurred, the Newmont Mining Equal Value Rights will expire at the close of business on September 23, 1997.

  The term "Extraordinary Transaction" means an event in which, within two years of the Control Date (as hereinafter defined), Newmont Mining, directly or indirectly, effects a merger, consolidation or other extraordinary corporate transaction in which the Newmont Mining Common Stock is changed into or exchanged for securities, cash or other property. The term "Equal Value Price" means the highest price per share paid by a Controlling Person (as hereinafter defined) for any share of Newmont Mining Common Stock acquired by it within 91 days prior to and including the Control Date, as such price is adjusted pursuant to the Newmont Mining Equal Value Rights Agreement.

  The Newmont Mining Equal Value Rights are evidenced by the certificates representing outstanding shares of Newmont Mining Common Stock, and no certificates representing the Newmont Mining Equal Value Rights have been distributed. The Newmont Mining Equal Value Rights will separate from the Newmont Mining Common Stock and an Equal Value Distribution Date under the Newmont Mining Equal Value Rights Agreement (the "Newmont Mining Equal Value Distribution Date") will occur on the first date of public announcement by Newmont Mining or a person (a "Controlling Person") who, together with all Affiliates and Associates (as each term is defined in the Newmont Mining Equal Value Rights Agreement) of such person, shall be the beneficial owner of securities entitled to cast 50% or more of the votes in the election of directors of Newmont Mining, that a Controlling Person has become such (a "Control Date"). Until the Equal Value Distribution Date, (i) the Newmont Mining Equal Value Rights will be evidenced by the Newmont Mining Common Stock certificates and will be transferred with and only with such Newmont Mining Common Stock certificates, and (ii) the transfer of any outstanding Newmont Mining Common Stock certificates will also constitute the transfer of the Newmont Mining Equal Value Rights associated therewith.

  Until a Newmont Mining Equal Value Right is exercised, the holder thereof, as such, has no rights as a stockholder of Newmont Mining. At any time until a Control Date, Newmont Mining may (but only with the concurrence of a majority of the Continuing Directors (as defined in the Newmont Mining Equal Value Rights Agreement)) redeem the Newmont Mining Equal Value Rights in whole, but not in part, at a price of $0.02 per Newmont Mining Equal Value Right.

  Prior to the Newmont Mining Equal Value Distribution Date, a majority of the Continuing Directors (as defined in the Newmont Mining Equal Value Rights Agreement) may supplement or amend any provision of the Newmont Mining Equal Value Rights Agreement without the approval of stockholders. From and after the Newmont Mining Equal Value Distribution Date, a majority of the Continuing Directors may supplement or amend the Newmont Mining Equal Value Rights Agreement without the approval of stockholders under limited circumstances. No supplement or amendment may be made that accelerates the expiration date of the Newmont Mining Equal Value Rights.

  The Newmont Mining Equal Value Rights may have certain anti-takeover effects in the event that a person or group proposes to acquire Newmont Mining in a two-tier transaction in which all stockholders do not receive the same price for their shares.

 Stockholder Rights Plan

  Each outstanding share of Newmont Mining Common Stock carries with it one Newmont Mining Share Purchase Right. The terms of the Newmont Mining Share Purchase Rights are set forth in the Newmont Mining Rights Agreement. The following is a summary of the terms of the Newmont Mining Rights Agreement. This summary contains all material provisions, but is subject to, and is qualified in its entirety by reference to, the provisions of the Newmont Mining Rights Agreement. The Newmont Mining Rights Agreement and the amendments thereto are filed as exhibits to the Registration Statement.

  Following the Distribution Date referred to below and except as described below, each Newmont Mining Share Purchase Right entitles the registered holder to purchase from Newmont Mining one five-hundredth of a share (a "Preferred Share Fraction") of the Junior Preferred Shares at a purchase price of $150 per Preferred Share Fraction, subject to adjustment (the "Purchase Price"). Unless earlier redeemed by Newmont Mining or expired as a result of the occurrence of a transaction described in Section 13(d) of the Newmont Mining Rights Agreement, the Newmont Mining Share Purchase Rights will expire at the close of business on September 11, 2000 (the "Newmont Mining Final Expiration Date").

  Ownership of the Newmont Mining Share Purchase Rights is evidenced by the Newmont Mining Common Stock certificates representing shares then outstanding, and no separate certificates representing the Newmont Mining Share Purchase Rights have been distributed. The Newmont Mining Share Purchase Rights will separate from the Newmont Mining Common Stock and a Distribution Date under the Newmont Mining Rights Agreement (the "Distribution Date") will occur upon the earlier of (i) the close of business on the tenth day after the date of a public announcement that a person (other than any Exempt Person (as defined in the Newmont Mining Rights Agreement)) or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Newmont Mining Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day after the date of the commencement of a tender offer or exchange offer that would result in a person or entity beneficially owning 15% or more of the outstanding Newmont Mining Common Stock. Until a Distribution Date, (i) the Newmont Mining Share Purchase Rights will be evidenced by the Newmont Mining Common Stock certificates and will be transferred with and only with such Newmont Mining Common Stock certificates and (ii) the transfer of any outstanding Newmont Mining Common Stock certificates will also constitute a transfer of the Newmont Mining Share Purchase Rights associated therewith.

  Except in the circumstances described below, after the Distribution Date, each Newmont Mining Share Purchase Right will be exercisable into a Preferred Share Fraction. Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Newmont Mining Common Stock, which rights are subject to adjustment in the event of stock dividends, subdivisions and combinations with respect to the Newmont Mining Common Stock. In lieu of issuing certificates for fractions of Junior Preferred Shares (other than fractions which are integral multiples of one five-hundredth of a share), Newmont Mining may pay cash in accordance with the Newmont Mining Rights Agreement.

  If a person becomes an Acquiring Person other than pursuant to certain Newmont Mining Board approved tender or exchange offers, each holder of a Newmont Mining Share Purchase Right, at any time following the Distribution Date, has the right to receive, upon exercise, Newmont Mining Common Stock (or, in certain circumstances, cash, property or other securities of Newmont Mining) having a value equal to two times the Purchase Price of the Newmont Mining Share Purchase Right. In lieu of requiring payment of the Purchase Price upon exercise of the Newmont Mining Share Purchase Right following any such event, Newmont Mining may provide that each Newmont Mining Share Purchase Right be exchanged for one share of Newmont Mining Common Stock (or cash, property or other securities, as the case may be). Following the occurrence of the event set forth in the first sentence of this paragraph, all Newmont Mining Share Purchase Rights that are, or (under certain circumstances specified in the Newmont Mining Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that, at any time following the Stock Acquisition Date, (i) Newmont Mining is acquired in a merger or other business combination transaction in which Newmont Mining is not the surviving corporation (other than pursuant to certain tender or exchange offers approved by the Newmont Mining Board), (ii) Newmont Mining is the surviving corporation in a consolidation or merger in connection with which all or part of the outstanding Newmont Mining Common Stock is changed into or exchanged for stock or other securities of another corporation or cash or any other property or
(iii) 50% or more of Newmont Mining's assets or earning power is sold or transferred, each holder of a Newmont Mining Share Purchase Right (except Newmont Mining Share Purchase Rights that previously have been voided as set forth above) has the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Newmont Mining Share Purchase Right.

  The Purchase Price payable, and the number of Preferred Share Fractions or other securities or property issuable, upon exercise of the Newmont Mining Share Purchase Rights is subject to adjustment to prevent dilution as a result of certain events described in the Newmont Mining Rights Agreement.

  Until a Newmont Mining Share Purchase Right is exercised, the holder thereof, as such, has no rights as a stockholder of Newmont Mining. At any time until the earlier of (i) the Stock Acquisition Date and (ii) the Newmont Mining Final Expiration Date (but in certain circumstances only with the concurrence of Continuing Directors (as defined in the Newmont Mining Rights Agreement)), Newmont Mining has the option to redeem the Newmont Mining Share Purchase Rights in whole, but not in part, at a price of $0.01 per Newmont Mining Share Purchase Right, subject to adjustment.

  Prior to the Distribution Date, Newmont Mining may supplement or amend the Newmont Mining Rights Agreement without the approval of any holders of Newmont Mining Common Stock. From and after the Distribution Date, Newmont Mining may supplement or amend the Newmont Mining Rights Agreement without the approval of any holders of Newmont Mining Share Purchase Rights under limited circumstances. No supplement or amendment may be made that changes the Redemption Price (as defined in the Newmont Mining Rights Agreement), the Newmont Mining Final Expiration Date, the Purchase Price or the number of Preferred Share Fractions for which a Newmont Mining Share Purchase Right is exercisable.

  The Newmont Mining Share Purchase Rights have certain anti-takeover effects. The Newmont Mining Share Purchase Rights may cause substantial dilution to a person or group that attempts to acquire Newmont Mining without conditioning the offer on the Newmont Mining Share Purchase Rights being redeemed or a substantial number of Newmont Mining Share Purchase Rights being acquired. The Newmont Mining Share Purchase Rights should not interfere with any merger or other business combination approved by the Newmont Mining Board because the Newmont Mining Share Purchase Rights are either redeemable or are not exercisable or do not go into effect under such circumstances.

DESCRIPTION OF NEWMONT MINING PREFERRED STOCK

  The statements set forth below are summaries of certain provisions relating to the preferred stock of Newmont Mining. These summaries contain all material provisions, but are subject to, and are qualified in their entirety by, the provisions of the Newmont Mining Certificate (which is filed as an exhibit to the Registration Statement and the Certificate of Designations for the Junior Preferred Shares described below. A form of the Certificate of Designations for the Junior Preferred Shares is an exhibit to the Newmont Mining Rights Agreement. The Newmont Mining Rights Agreement and the amendments thereto are filed as exhibits to the Registration Statement. See "Incorporation of Certain Information by Reference."

 General

  The Newmont Mining Certificate authorizes the issuance of 5,000,000 shares of preferred stock, par value $5.00 per share, issuable in a series. The Newmont Mining Board has the power to fix various terms with respect to each series of preferred stock, including voting powers, designations, preferences, the relative, participating and optional or other rights, qualifications, limitations and restrictions as set forth in resolutions providing for the issue thereof adopted by the Newmont Mining Board or a duly authorized committee thereof. The Junior Preferred Shares that may be issued in connection with the Newmont Mining Rights Agreement (see "--Anti-Takeover Provisions--Stockholder Rights Plan" and "--Junior Preferred Shares") are the only series of preferred stock that the Newmont Mining Board has authorized for issuance by Newmont Mining.

 Junior Preferred Shares

  General. A total of 240,000 shares of Junior Preferred Shares have been reserved for issuance upon exercise of the Newmont Mining Share Purchase Rights. See "--Anti-Takeover Provisions--Stockholder Rights Plan." If the Newmont Mining Certificate Amendment is approved by the holders of Newmont Mining Common Stock, the number of authorized shares of Newmont Mining Common Stock would increase to 250,000,000 upon the making of a requisite filing with the Secretary of State of Delaware. In addition, in connection with the Merger, Newmont Mining intends to increase the number of Junior Preferred Shares reserved for issuance to 500,000.

  Dividend Rights. Each Junior Preferred Share has a preferential quarterly dividend payable on the first day of January, April, July and October of each year (or such other quarterly payment date as shall be specified by the Newmont Mining Board) in an amount equal to 500 times the dividend (other than a stock dividend) declared on each share of Newmont Mining Common Stock, but in no event less than $1.00.

  Voting Rights. Each Junior Preferred Share will have 500 votes, subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares, on all matters submitted to a vote of the stockholders of Newmont Mining and, except as provided in the Certificate of Designations for the Junior Preferred Shares, the Newmont Mining Certificate or by law, the holders of Junior Preferred Shares shall vote together as one class.

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Newmont Mining, the holders of Junior Preferred Shares will receive a preferred liquidation payment per share equal to the greater of $500 per share (plus accrued dividends to the date of distribution, whether or not earned or declared) or an amount per share equal to 500 times the aggregate payment made per each share of Newmont Mining Common Stock, in each case subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares.

  Effect of Mergers, Consolidations, Sales and Leases. In the event of any merger, consolidation, combination or other transaction in which shares of Newmont Mining Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each Junior Preferred Share will be similarly exchanged or changed in an amount per share equal to 500 times the aggregate amount and type of consideration received per share of Newmont Mining Common Stock, subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares.

  Ranking of Junior Preferred Shares. The Junior Preferred Shares rank junior to all other series of Newmont Mining's preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

  COMPARISON OF RIGHTS OF HOLDERS OF SANTA FE COMMON STOCK AND NEWMONT MINING
                                 COMMON STOCK

  Pursuant to the Merger, outstanding shares of Santa Fe Common Stock will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock. The following is a summary of certain similarities and all material differences between the rights of holders of Santa Fe Common Stock and the rights of holders of Newmont Mining Common Stock. As each of Santa Fe and Newmont Mining is organized under the laws of Delaware, these differences arise solely from various provisions of the certificate of incorporation and by-laws of each of Santa Fe and Newmont Mining.

  The following is a summary of the rights of stockholders under Santa Fe's Amended and Restated Certificate of Incorporation (the "Santa Fe Certificate") and the By-Laws of Santa Fe (the "Santa Fe By-Laws") as compared with the material rights of Newmont Mining's stockholders under the Newmont Mining Certificate and the By-Laws of Newmont Mining (the "Newmont Mining By-Laws"). The summary is qualified in its entirety by reference to the Santa Fe Certificate, the Santa Fe By-Laws and the Newmont Mining Certificate and the Newmont Mining By-Laws, to which stockholders are referred. The Santa Fe Certificate and the Santa Fe By-Laws are exhibits to the 1996 Santa Fe 10-K which is incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference." The Newmont Mining Certificate and the Newmont Mining By-Laws are filed as exhibits to the Registration Statement.

SPECIAL MEETINGS OF STOCKHOLDERS

  Under Delaware law, special meetings of the stockholders may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or by-laws. The Santa Fe Certificate provides that, subject to the requirements of law and certain rights of any holders of preferred stock, if any, special meetings of stockholders may be called only by the Santa Fe Board pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. The Newmont Mining By-Laws provide that a special meeting may be called by the Newmont Mining Board, the Chairman of the Newmont Mining Board or the President.

NUMBER OF DIRECTORS

  Under Delaware law, the number of directors shall be fixed by or in the manner provided in the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment to the certificate of incorporation. The Santa Fe Certificate provides that the Santa Fe Board is to consist of not less than three nor more than fifteen directors (excluding directors elected by the holders of any class or series of stock voting separately as a class or series), as shall be determined from time to time by the vote of a majority of the entire Santa Fe Board. The Newmont Mining By-Laws provide that the Newmont Mining Board is to consist of not less than eight nor more than fifteen directors, as shall be determined from time to time by the affirmative vote of a majority of the directors then in office.

STOCKHOLDER PROPOSAL PROCEDURES

  Under the Santa Fe By-Laws, business is properly brought before an annual meeting if the Secretary of Santa Fe receives with regard to the annual meeting, written notice not more than 60 days prior to the anniversary date of the immediately preceding annual meeting and, with respect to the special meeting, before the close of business on the tenth day following the date on which notice of a special meeting was first sent or given to stockholders. Stockholder notices must state, among other things, a brief description of the proposal or nomination, the name and record address of the stockholder proposing the business, a representation that the stockholder is the holder of record of the stock of Santa Fe entitled to vote at such meeting and intends to appear in person or by proxy to present such proposal and the class and number of shares of Santa Fe beneficially owned by the stockholder. The Newmont Mining By-Laws do not contain any similar advance notice provisions for stockholder proposals.

ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS OF DIRECTORS

  In the case of a stockholder of Santa Fe seeking to nominate a director, under the Santa Fe By-Laws, such stockholder must comply with the procedures described above under "--Stockholder Proposal Procedures." In addition, any such nomination must include the following information: (i) the name and address of any person to be nominated; (ii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder and (iii) such other information regarding such nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act. The Newmont Mining By-Laws do not contain any similar provisions.

INDEMNIFICATION

  The Newmont Mining Certificate and Santa Fe Certificate both provide that directors and officers will be indemnified to the full extent permitted by Delaware law. In addition, both the Santa Fe By-Laws and the Newmont Mining By-Laws provide for the indemnification of directors, officers and persons serving at the request of the respective corporations as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise to the fullest extent permitted by the DGCL. The Newmont Mining By-Laws also provide that the corporation may extend this right to indemnification to any other person to whom Newmont Mining is permitted to provide indemnification. The Santa Fe By-Laws do not provide for further indemnification of other persons.

CERTAIN VOTING RIGHTS FOR MERGERS

  Under Delaware law, any merger, consolidation or sale of all or substantially all of the assets of a corporation requires the approval of the holders of a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. The Santa Fe Certificate does not require a higher percentage. Article NINTH of the Newmont Mining Certificate provides that, with certain exceptions noted below, the affirmative vote of the holders of four-fifths of all classes of stock of Newmont Mining entitled to vote in elections of directors (considered as one class) shall be required (a) for the adoption of an agreement for the merger or consolidation of Newmont Mining with any other corporation, or (b) to authorize any sale or lease of all or any substantial part of the assets of Newmont Mining to, or any sale or lease to Newmont Mining or any subsidiary thereof in exchange for securities of Newmont Mining of any assets (except assets having an aggregate fair market value of less than $10 million) of, any other corporation, person or entity if, in either case, such other corporation, person or entity is a 10% Holder. Such affirmative vote or consent shall be in addition to the vote of the holders of the stock of Newmont Mining otherwise required by law or any agreement between Newmont Mining and any national securities exchange. Article NINTH does not apply to any transaction with any other corporation, person or entity
(i) if the Newmont Mining Board has approved a memorandum of understanding with such other corporation, person or entity with respect to such transaction prior to the time that such other corporation, person or entity shall have become a 10% Holder or (ii) in case of a corporation, if Newmont Mining and its subsidiaries own a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors of such corporation. Article NINTH can be altered or repealed only upon the affirmative vote of the record holders of four-fifths of all classes of stock of Newmont Mining entitled to vote in elections of directors, considered as one class. Article NINTH does not apply to the Merger.

CUMULATIVE VOTING

  Under Delaware law, stockholders of a corporation are not entitled to cumulate their votes in the election of directors unless the corporation's certificate of incorporation so provides. Neither the Santa Fe Certificate nor the Newmont Mining Certificate provides for cumulative voting.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

  Delaware law provides generally that any director or the entire board of directors may be removed, with or without cause. In the case of a corporation whose board of directors is classified, as is the Santa Fe Board, unless the certificate of incorporation provides otherwise, stockholders may effect such removal only for cause. The Santa Fe Certificate requires the affirmative vote of two-thirds of votes cast by holders of shares entitled to vote in order to remove a director for cause, and directors may not be removed without cause. The Newmont Mining Certificate does not contain any provisions regarding the removal of directors.

  Delaware law provides that vacancies may be filled by a majority of directors then in office. Neither the Newmont Mining Certificate nor the Santa Fe Certificate provides otherwise.

STOCKHOLDER ACTION BY WRITTEN CONSENT

  Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Newmont Mining Certificate does not contain provisions to the contrary. Under the Santa Fe Certificate, whenever Santa Fe has more than one stockholder, action by written consent is not permitted.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

  Under Delaware law, a corporation may amend its certificate of incorporation if, among other things, such amendment is approved by a majority of the outstanding stock entitled to vote. Whenever the certificate of incorporation shall require for action by the board of directors or by the stockholders an affirmative vote greater than that normally provided for by Delaware law, such provision of the certificate of incorporation may not be amended or repealed without such greater vote.

  The Santa Fe Certificate requires the vote of 80% of outstanding shares to amend the provisions regarding directors' indemnification, the composition of the board of directors including classification thereof, and amendments of the Santa Fe By-Laws. The Newmont Mining Certificate requires an affirmative vote of four-fifths of all classes of stock to amend Article NINTH which is discussed above under "--Certain Voting Rights for Mergers."

AMENDMENT OF THE BY-LAWS

  Under Delaware law, the power to adopt, amend or repeal by-laws is vested in the stockholders unless the certificate of incorporation confers the power to adopt, amend or repeal by-laws upon the directors as well. The Santa Fe Certificate confers such power on the Santa Fe Board. In addition, stockholder amendments to the Santa Fe By-Laws require an affirmative vote of 80% of the stockholders of Santa Fe. Under the Newmont Mining Certificate, subject to any by-laws made by the stockholders of Newmont Mining, the Newmont Mining Board may amend the Newmont Mining By-Laws.

CLASSIFICATION OF BOARD OF DIRECTORS

  Delaware law permits (but does not require) a certificate of incorporation to provide that a board of directors be divided into classes, with each class having a term of office longer than one year but not longer than three years. The Newmont Mining Certificate does not provide for classification of the Newmont Mining Board, so directors are elected annually. The Santa Fe Certificate provides for the Santa Fe Board to be divided into three classes with each class consisting as nearly as possible of one-third of the total number of directors and each director serving a three-year term.

STOCKHOLDER RIGHTS PLANS

  Delaware law permits the adoption of stockholder rights plans which may have the effect of hindering changes in corporate control. For a summary of the provisions of the stockholder rights plans of Newmont Mining, see "Description of Newmont Mining Capital Stock--General" and "--Stockholder Rights Plan." A summary of the provisions of the Santa Fe Rights Agreement, which is Santa Fe's stockholder rights plan, is set forth below.

 Santa Fe Rights Plan

  The Santa Fe Rights Agreement provides that, except as described below, each preferred share purchase right (each, a "Santa Fe Right" and collectively, the "Santa Fe Rights") issued pursuant to the Santa Fe Rights Agreement, when exercisable, entitles the registered holder to purchase from Santa Fe one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Santa Fe Preferred Stock"), at a price of $50.00 per one one-hundredth share (the "Santa Fe Purchase Price"), subject to adjustment. The description and terms of the Santa Fe Rights are set forth in the Santa Fe Rights Agreement. The following is a summary of the material provisions Santa Fe Rights Agreement. This summary is subject to, and is qualified in its entirety by reference to, the Santa Fe Rights Agreement which is filed as an exhibit to the 1996 Santa Fe 10-K which is incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference."

  Currently, the Santa Fe Rights are attached to all Santa Fe Common Stock certificates representing shares outstanding, and no separate Santa Fe Right certificates have been distributed. Until the earlier to occur of (i) the close of business 10 days following a public announcement that a person (other than any Exempt Person (as defined in the Santa Fe Rights Agreement)) or group of affiliated or associated persons (a "Santa Fe Acquiring Person") has acquired or, with certain exceptions, has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Santa Fe Common Stock (the "Santa Fe Common Stock Acquisition Date") or (ii) the close of business 15 business days (or such later date as may be determined by action of the Santa Fe Board prior to the time that any person becomes a Santa Fe Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation of which, such person or group would be the beneficial owner of 15% or more of such outstanding Santa Fe Common Stock, the Santa Fe Rights will be evidenced by Santa Fe Common Stock certificates and not by separate certificates. On January 12, 1997, the Santa Fe Board determined pursuant to Section 3(a) that a Santa Fe Distribution Date under the Santa Fe Rights Agreement (the "Santa Fe Distribution Date") shall not occur until the earlier of (x) such time as the Santa Fe Board shall determine and (y) immediately prior to such time as any person becomes a Santa Fe Acquiring Person.

  The Santa Fe Rights Agreement also provides that, until the Santa Fe Distribution Date, the Santa Fe Rights will be transferred with and only with the Santa Fe Common Stock. Until the Santa Fe Distribution Date (or earlier redemption, expiration or termination of the Santa Fe Rights), the transfer of any certificates for Santa Fe Common Stock will also constitute the transfer of the Santa Fe Rights associated with the Santa Fe Common Stock represented by such certificates. As soon as practicable following the Santa Fe Distribution Date, separate certificates evidencing the Santa Fe Rights ("Santa Fe Right Certificates") will be mailed to holders of record of the Santa Fe Common Stock as of the close of business on the Santa Fe Distribution Date and, thereafter, such separate Santa Fe Right Certificates alone will evidence the Santa Fe Rights.

  The Santa Fe Rights are not exercisable until the Santa Fe Distribution Date and will expire at the earliest of (i) the close of business February 13, 2005 (the "Santa Fe Final Expiration Date"), (ii) the redemption of the Santa Fe Rights by Santa Fe as described below and (iii) the exchange of all Santa Fe Rights for Santa Fe Common Stock as described below.

  In the event that any person (other than Santa Fe, its affiliates or any person receiving newly issued Santa Fe Common Stock directly from Santa Fe) becomes the beneficial owner of 15% or more of the then outstanding Santa Fe Common Stock, each holder of a Santa Fe Right will thereafter have the right to receive, upon exercise at the current exercise price of the Santa Fe Right, Santa Fe Common Stock (or, in certain circumstances, cash, property or other securities of Santa Fe) having a value equal to two times the exercise price of the Santa Fe Right.

  The Santa Fe Rights Agreement also provides that the consummation of the Merger will not be deemed to trigger a Santa Fe Distribution Date. Therefore, the provisions of the Santa Fe Rights Agreement do not apply to the Merger, including any amendment or supplement to the Merger Agreement.

  In the event that, at any time following the Santa Fe Common Stock Acquisition Date, Santa Fe is acquired in a merger or other business combination transaction or 50% or more of Santa Fe's assets or earning power are sold, proper provision will be made so that each holder of a Santa Fe Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Santa Fe Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Santa Fe Right.

  Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Santa Fe Triggering Events"), any Santa Fe Rights that are, or (under certain circumstances specified in the Santa Fe Rights Agreement) were, beneficially owned by any Santa Fe Acquiring Person will immediately become null and void.

  The Santa Fe Purchase Price payable, and the number of shares of Santa Fe Preferred Stock or other securities or property issuable, upon exercise of the Santa Fe Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Santa Fe Preferred Stock or the Santa Fe Common Stock, or a reverse split of the outstanding shares of Santa Fe Preferred Stock or the Santa Fe Common Stock.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Santa Fe Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Santa Fe Common Stock, the Santa Fe Board may exchange the Santa Fe Rights (other than Santa Fe Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Santa Fe Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction.

  With certain exceptions, no adjustment in the Santa Fe Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Santa Fe Purchase Price. Santa Fe will not be required to issue fractional shares of Santa Fe Preferred Stock or Santa Fe Common Stock (other than fractions in multiples of one one-hundredths of a share of Santa Fe Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the closing price of the Santa Fe Preferred Stock or Santa Fe Common Stock on the last trading date prior to the date of exercise.

  At any time prior to the time that any person becomes a Santa Fe Acquiring Person, the Santa Fe Board may redeem the Santa Fe Rights in whole, but not in part, at a price of $0.01 per Santa Fe Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the "Santa Fe Redemption Price"), which may (at the option of Santa Fe) be paid in cash, shares of common stock or other consideration deemed appropriate by the Santa Fe Board. Upon the effectiveness of any action of the Santa Fe Board ordering redemption of the Santa Fe Rights, the Santa Fe Rights will terminate and the only right of the holders of Santa Fe Rights will be to receive the Santa Fe Redemption Price.

  Until a Santa Fe Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Santa Fe, including, without limitation, the right to vote or to receive dividends.

  The provisions of the Santa Fe Rights Agreement may be amended by Santa Fe, except that any amendment adopted after the time that a person becomes a Santa Fe Acquiring Person may not adversely affect the interests of holders of Santa Fe Rights.

                             STOCKHOLDER PROPOSALS

  Newmont Mining anticipates that its 1998 Annual Meeting of Stockholders will be held on May 7, 1998 (the "1998 Newmont Mining Annual Meeting"). In such event, any Newmont Mining stockholder who wishes to submit a proposal for presentation to the 1998 Newmont Mining Annual Meeting must submit the proposal to Newmont Mining not later than November 28, 1997, for inclusion, if appropriate, in Newmont Mining's proxy statement and the form of proxy relating to the 1998 Newmont Mining Annual Meeting. Proposals should be sent to the attention of the Secretary of Newmont Mining at 1700 Lincoln Street, Denver, Colorado 80203.

  In the event that the Merger is not consummated, Santa Fe anticipates that its 1997 Annual Meeting of Stockholders will be held in July 1997 (the "Santa Fe Annual Meeting"). In such event, any Santa Fe stockholder wishing to submit a proposal for presentation to the Santa Fe Annual Meeting, must have submitted the proposal to Santa Fe not later than March 24, 1997, for inclusion, if appropriate, in Santa Fe's proxy statement and the form of proxy relating to the Santa Fe Annual Meeting.

                                    EXPERTS

  The consolidated financial statements incorporated in this Joint Proxy Statement/Prospectus by reference to the 1996 Newmont Mining 10-K have been so incorporated in reliance on the report of Arthur Andersen, independent accountants, given on the authority of that firm as experts in accounting and auditing. Arthur Andersen has acted as principal auditors for Newmont Mining since 1967. The Newmont Mining Board has selected Arthur Andersen to continue in that capacity for the current year. In addition to audit services, Arthur Andersen has regularly provided tax consulting and business advisory services to Newmont Mining.

  The consolidated financial statements incorporated in this Joint Proxy Statement/Prospectus by reference to the 1996 Santa Fe 10-K have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of that firm as experts in auditing and accounting.

  Representatives of Arthur Andersen and Price Waterhouse are expected to be present at the Newmont Mining Annual Meeting and the Santa Fe Special Meeting, respectively, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                 OTHER MATTERS

  The Newmont Mining Board does not intend to bring other matters before the Newmont Mining Annual Meeting except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Newmont Mining Board or by others, the persons named as proxies in (the accompanying proxy), or their substitutes, will vote in accordance with their best judgment.

                                 LEGAL MATTERS

  The validity of the shares of Newmont Mining Common Stock will be passed upon for Newmont Mining by White & Case, New York, New York counsel to Newmont Mining.

  Certain federal income tax consequences of the Merger will be passed upon for Newmont Mining by White & Case, New York, New York and Wachtell, Lipton, Rosen & Katz, New York, New York.

                       GLOSSARY OF CERTAIN MINING TERMS

  Set forth below is a glossary of certain mining and related terms used in this Joint Proxy Statement/Prospectus.

  AUTOCLAVE: A multi-compartment, mechanically-agitated pressure vessel used to oxidize the sulfide minerals contained in gold ores. Gold ore slurry is introduced into the autoclave under high pressure and temperature and chemically reacts with oxygen being sparged into the vessel, thus oxidizing the sulfide to sulfate and preparing the contained gold to be leached with cyanide in subsequent steps. Autoclaves for gold processing typically operate at pressures ranging from 230 to 450 pounds per square inch, and at temperatures ranging from 180(degrees) to 250(degrees)C.

  BIOLEACH TECHNOLOGY: A process whereby the sulfide minerals in an ore heap are oxidized by percolation of an oxygen-bearing solution to liberate the occluded gold particles, which are then recovered in a heap leaching step. The oxidation is promoted by a bacterial action.

  BIO-OXIDATION: Bacterially-promoted oxidation of sulfide minerals in an ore. This can be carried out by solution percolation in a heap of run-of-mine or crushed ore, or, in the case of finely-ground ore, in air-sparged stirred tanks where the ore is mixed with water to form a slurry. The gold liberated by bio-oxidation is recovered in further leaching stages.

  CARBON-IN-LEACH: A process by which gold in a milled ore is leached into solution by cyanide and oxygen, and the solubilized gold is simultaneously recovered from the solution by adsorption on to activated carbon particles. The gold-bearing carbon particles are recovered by screening from the mixture of ore and solution. The process is carried out in a series of agitated tanks in which the ore and solution move downstream from tank to tank, and the carbon is moved upstream against the flow.

  CRUSHING PLANT: A plant in which run-of-mine ore is physically reduced in size by mechanical crushing in order to improve the liberation of the gold particles for downstream recovery.

  DRY TONS: Ore tons measured on a moisture-free basis so that the mass of any water in the ore is not counted as part of the weight.

  ECONOMICALLY: As used in the definition of reserves, implies that profitable extraction or production has been established or analytically demonstrated.

  EQUITY OUNCES: Ounces attributable to a company based upon its interest in the subject property.

  FLOTATION: A process by which valuable minerals selectively attach to air bubbles in a chemical solution and are thus concentrated and separated from the valueless rock or mineral material in the ore.

  GOLD ROASTER: A reactor in which air or oxygen-enriched air is blown through a burning bed of finely ground ore containing sulfides and, with certain ores, organic carbon. The fuel value of the sulfides and organic carbon help to sustain the combustion. Destruction of the sulfides and carbon by combustion liberates the gold particles, thereby removing the refractory components in the ore which would otherwise reduce gold recovery in subsequent cyanide extraction.

  HEAP LEACHING: The process of stacking run-of-mine or crushed ore in a heap, and percolating through the ore a solution containing oxygen and a leaching agent such as cyanide or ammonium thiosulfate. The gold which leaches from the ore into the solution is recovered from the solution by carbon adsorption or precipitation. The solution, after topping up the leaching agent, is then recycled to the heap to effect further leaching.

  INTERNAL EXPLORATION: Within a mining area, geologic information is often incomplete. Internal exploration applies to geologic mapping, infilling, drilling, etc. that is conducted to expand reserves, upgrade reserves and determine sterile areas where facilities can be located.

  LEGALLY: As used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

  LOW GRADE STOCKPILE: During the process of mining, certain mineralized material is excavated that is sub-economic. If it is very close to being profitable (low grade), it is stockpiled on the chance it might be processed at some future time when costs or commodity prices are more favorable.

  MINE: An excavation made in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

  MINING DEPLETION: During the process of excavating reserves, certain material is mined and processed. The amount of reserves removed is known as depletion.

  OCCLUDED: Gold particles trapped within ore minerals such that they cannot be leached out and recovered by reagents such as cyanide.

  OPEN-PIT MINE: An excavation for removing minerals which is open to the surface.

  OREBODY: An accumulation of minerals or mineralized material that can be mined at a profit.

  OXIDE LEACHING: Heap leaching of ores which are essentially oxide in nature and therefore nonrefractory.

  OXIDE MILLS: Plants in which essentially non-refractory, oxide ore is crushed, ground and mixed with water to form a slurry, and where the gold is then leached into solution by cyanide and recovered, usually in a carbon-in-leach operation.

  PROBABLE RESERVES: Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

  PROVEN RESERVES: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, (b) grade and/or quality are computed from the result of detailed sampling and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

  REFRACTORY ORE: An ore which requires additional steps in the milling process to oxidize the ore, usually involving heat and/or pressure, in order to recover the gold contained in the ore.

  RESERVES: That part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

  RUN-OF-MINE: The process of blasting ore and placing it directly on the leaching pad without any crushing activity.

  SLURRY: Insoluble material suspended in a liquid by increasing the density of the liquid.

  SPARGE: Spraying or sprinkling a liquid by means of compressed air or gas.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF MARCH 10, 1997,

                                     AMONG

                           NEWMONT MINING CORPORATION

                               MIDTOWN TWO CORP.

                                      AND

                       SANTA FE PACIFIC GOLD CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 Parties and Recitals...................................................      A-1

                                   ARTICLE I
                                   THE MERGER

 SECTION 1.01.     The Merger..........................................       A-1
 SECTION 1.02.     Closing.............................................       A-2
 SECTION 1.03.     Effective Time of the Merger........................       A-2
 SECTION 1.04.     Effects of the Merger...............................       A-2
 SECTION 1.05.     Certificate of Incorporation and By-laws............       A-2
 SECTION 1.06.     Directors...........................................       A-2
 SECTION 1.07.     Officers............................................       A-2

                                   ARTICLE II
                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
           OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

 SECTION 2.01.     Effect on Capital Stock.............................       A-2
 SECTION 2.02.     Exchange of Certificates............................       A-3

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

 SECTION 3.01.     Representations and Warranties of the Company.......       A-6
 SECTION 3.02.     Representations and Warranties of Parent and Sub....      A-14

                                   ARTICLE IV
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

 SECTION 4.01.     Conduct of Business.................................      A-22
 SECTION 4.02.     No Solicitation by the Company......................      A-25
 SECTION 4.03.     No Solicitation by Parent...........................      A-27

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

 SECTION 5.01.     Preparation of Form S-4 and the Proxy Statement;
                    Company's Stockholders' Meeting and Parent's Stock-
                    holders' Meeting...................................      A-28
 SECTION 5.02.     Letter of the Company's Accountants.................      A-29
 SECTION 5.03.     Letter of Parent's Accountants......................      A-29
 SECTION 5.04.     Access to Information; Confidentiality..............      A-29
 SECTION 5.05.     Reasonable Efforts; Notification....................      A-30
 SECTION 5.06.     Rights Agreements; Consequences if Rights Trig-
                    gered..............................................      A-30
 SECTION 5.07.     Company Employee Stock Options......................      A-31
 SECTION 5.08.     Benefit Plans.......................................      A-32
 SECTION 5.09.     Indemnification.....................................      A-33
 SECTION 5.10.     Fees and Expenses...................................      A-33
 SECTION 5.11.     Public Announcements................................      A-33
 SECTION 5.12.     Tax and Accounting Treatment........................      A-34
 SECTION 5.13.     Affiliates..........................................      A-34
 SECTION 5.14.     Stock Exchange Listing..............................      A-34
 SECTION 5.15.     Parent Board of Directors...........................      A-34

                                                                         PAGE
                                                                         ----

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

 SECTION 6.01.     Conditions to Each Party's Obligation To Effect
                    The Merger.......................................      A-34
 SECTION 6.02.     Conditions to Obligations of Parent and Sub.......      A-35
 SECTION 6.03.     Conditions to Obligation of the Company...........      A-36

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

 SECTION 7.01.     Termination.......................................      A-37
 SECTION 7.02.     Effect of Termination.............................      A-38
 SECTION 7.03.     Amendment.........................................      A-40
 SECTION 7.04.     Extension; Waiver.................................      A-40
 SECTION 7.05.     Procedure for Termination, Amendment, Extension or
                    Waiver...........................................      A-40

                                  ARTICLE VIII
                               GENERAL PROVISIONS

 SECTION 8.01.     Nonsurvival of Representations and Warranties.....      A-40
 SECTION 8.02.     Notices...........................................      A-40
 SECTION 8.03.     Definitions.......................................      A-41
 SECTION 8.04.     Interpretation....................................      A-41
 SECTION 8.05.     Severability......................................      A-41
 SECTION 8.06.     Counterparts......................................      A-42
 SECTION 8.07.     Entire Agreement; No Third-Party Beneficiaries....      A-42
 SECTION 8.08.     Governing Law.....................................      A-42
 SECTION 8.09.     Assignment........................................      A-42
 SECTION 8.10.     Enforcement.......................................      A-42

Exhibit A--Form of Company Affiliate Letter
Exhibit B--Form of Parent Affiliate Letter

                     LOCATION OF DEFINED TERMS IN AGREEMENT

                                                                       LOCATION
                                                                          IN
TERM                                                                  AGREEMENT
----                                                                  ----------
"affiliate".......................................................... (S)8.03
"Amendment to Parent's Restated Certificate of Incorporation"........ (S)3.02(d)
"Certificate of Merger".............................................. (S)1.03
"Certificates"....................................................... (S)2.02(b)
"Closing Date"....................................................... (S)1.02
"Common Shares Trust"................................................ (S)2.02(e)
"Company Benefit Plans".............................................. (S)3.01(i)
"Company Capital Stock".............................................. (S)3.01(c)
"Company Common Stock"............................................... Recitals
"Company Disclosure Letter".......................................... (S)3.01(b)
"Company Employee Stock Options"..................................... (S)3.01(c)
"Company Employee Stock Plans"....................................... (S)3.01(c)
"Company Material Adverse Effect".................................... (S)3.01(a)
"Company Property"................................................... (S)3.01(u)
"Company Rights"..................................................... (S)3.01(c)
"Company Rights Agreement"........................................... (S)3.01(c)
"Company SEC Documents".............................................. (S)3.01(e)
"Company Series A Preferred Stock"................................... (S)3.01(c)
"Company Significant Subsidiary"..................................... (S)3.01(a)
"Company Stock Plans"................................................ (S)5.08(a)
"Company Stockholder Approval"....................................... (S)3.01(k)
"Company Subsidiary"................................................. (S)3.01(a)
"Company Takeover Proposal".......................................... (S)4.02(a)
"Company's Stockholders' Meeting".................................... (S)5.01(b)
"Confidentiality Agreement".......................................... (S)5.04
"Conversion Number".................................................. Recitals
"Contract"........................................................... (S)3.01(d)
"DGCL"............................................................... (S)1.01
"D&O Insurance"...................................................... (S)5.09
"Effective Time of the Merger"....................................... (S)1.03
"Environmental Law".................................................. (S)3.01(r)
"ERISA".............................................................. (S)3.01(j)
"Excess Shares"...................................................... (S)2.2(e)
"Exchange Act"....................................................... (S)3.01(d)
"Exchange Agent"..................................................... (S)2.02(a)
"Filed Company SEC Documents"........................................ (S)3.01(g)
"Filed Parent SEC Documents"......................................... (S)3.02(g)
"Form S-4"........................................................... (S)3.01(f)
"Governmental Entity"................................................ (S)3.01(d)
"Hazardous Substances"............................................... (S)3.01(r)
"LSARs".............................................................. (S)4.01(a)

                                                                       LOCATION
                                                                          IN
TERM                                                                  AGREEMENT
----                                                                  ----------
"Liens".............................................................. (S)3.01(b)
"Material Breach".................................................... (S)7.02(e)
"Maximum Period"..................................................... (S)5.09
"Newmont Gold"....................................................... (S)3.02(e)
"NYSE"............................................................... (S)2.02(e)
"Options"............................................................ (S)3.01(c)
"Parent Benefit Plans"............................................... (S)3.02(i)
"Parent Capital Stock"............................................... (S)3.02(c)
"Parent Common Stock"................................................ Recitals
"Parent Convertible Notes"........................................... (S)3.02(c)
"Parent Disclosure Letter"........................................... (S)3.02(b)
"Parent Employee Stock Plans"........................................ (S)3.02(c)
"Parent Employee Stock Options"...................................... (S)3.02(c)
"Parent Equal Value Rights".......................................... (S)3.02(c)
"Parent Equal Value Rights Agreement"................................ (S)3.02(c)
"Parent LSARs"....................................................... (S)5.01(a)
"Parent Material Adverse Effect"..................................... (S)3.02(a)
"Parent Phantom Stock Options"....................................... (S)5.07(a)
"Parent Preferred Stock"............................................. (S)3.02(c)
"Parent Property".................................................... (S)3.02(v)
"Parent Rights"...................................................... (S)3.02(c)
"Parent Rights Agreement"............................................ (S)3.02(c)
"Parent SARs"........................................................ (S)5.01(a)
"Parent SEC Documents"............................................... (S)3.02(e)
"Parent Series A Preferred Stock".................................... (S)3.02(c)
"Parent Significant Subsidiary"...................................... (S)3.02(a)
"Parent Stockholder Approval"........................................ (S)3.02(k)
"Parent Subsidiary".................................................. (S)3.02(a)
"Parent Takeover Proposal"........................................... (S)4.03(a)
"Parent's Stockholders' Meeting"..................................... (S)5.01(c)
"Permits"............................................................ (S)3.01(d)
"person"............................................................. (S)8.03
"Phantom Stock Options".............................................. (S)5.07(a)
"Primary Company Executives"......................................... (S)3.01(p)
"Primary Parent Executives".......................................... (S)3.02(p)
"Proxy Statement".................................................... (S)3.01(d)
"PW"................................................................. (S)6.01(f)
"qualified stock options"............................................ (S)5.07(a)
"SARs"............................................................... (S)4.01(a)
"SEC"................................................................ (S)3.01(a)
"Securities Act"..................................................... (S)3.01(e)
"SMCRA".............................................................. (S)3.01(r)
"subsidiary"......................................................... (S)8.03
"Surviving Corporation".............................................. Recitals
"Tax Returns"........................................................ (S)3.01(n)
"Taxes".............................................................. (S)3.01(n)

  AGREEMENT AND PLAN OF MERGER dated as of March 10, 1997, among NEWMONT MINING CORPORATION, a Delaware corporation ("Parent"), MIDTOWN TWO CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and SANTA FE PACIFIC GOLD CORPORATION, a Delaware corporation (the "Company").

  WHEREAS, on December 8, 1996, the Company and Homestake Mining Company ("Homestake") executed an Agreement and Plan of Merger (the "Homestake Merger Agreement");

  WHEREAS, each of Parent and the Company have been advised by the Office of the Chief Accountant of the Securities and Exchange Commission to the effect that the payment of the termination fee contemplated by the Homestake Merger Agreement will not prevent the merger contemplated hereby from being accounted for as a pooling of interests;

  WHEREAS, simultaneously with the execution hereof, (i) the Company has made the payment to Homestake contemplated by Section 7.02(a) of the Homestake Merger Agreement and (ii) the Company terminated the Homestake Merger Agreement pursuant to Section 7.01(d) thereof;

  WHEREAS, Parent has agreed not to proceed with the exchange offer contemplated by its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 7, 1997;

  WHEREAS the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive 0.43 (as adjusted pursuant to Sections 2.01(d) and 5.06, the "Conversion Number") of a fully paid and nonassessable share of common stock, par value $1.60 per share, of Parent (the "Parent Common Stock");

  WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  WHEREAS for Federal income tax purposes it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS for accounting purposes, it is intended that the Merger be accounted for as a pooling of interests under United States generally accepted accounting principles ("GAAP").

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time of the Merger (as defined in Section 1.03). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights, properties, liabilities and obligations of Sub in accordance with the DGCL. At the election of Parent, any direct or indirect wholly owned subsidiary of Parent may be substituted for Sub as a constituent corporation in the Merger; provided, however, that such substitution has no impact on the satisfaction of the conditions set forth in Sections 6.02(d) and 6.03(d). In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

  SECTION 1.02. Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction of the conditions set forth in Section 6.01, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, unless another time, date or place is agreed to in writing by the parties hereto.

  SECTION 1.03. Effective Time of the Merger. Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as the parties may agree and specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time of the Merger").

  SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

  SECTION 1.05. Certificate of Incorporation and By-laws. (a) The Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time of the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  (b) The By-laws of the Company as in effect immediately prior to the Effective Time of the Merger shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  SECTION 1.06. Directors. The individuals who are the directors of Sub immediately prior to the Effective Time of the Merger shall be the directors of the Surviving Corporation until thereafter they cease to be directors in accordance with the DGCL and the Certificate of Incorporation and By-laws of the Surviving Corporation.

  SECTION 1.07. Officers. The individuals who are the officers of the Company immediately prior to the Effective Time of the Merger shall be the officers of the Surviving Corporation until thereafter they cease to be officers in accordance with the DGCL and the Certificate of Incorporation and By-laws of the Surviving Corporation.

                                  ARTICLE II

  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
                           EXCHANGE OF CERTIFICATES

  SECTION 2.01. Effect on Capital Stock. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of
Sub:

  (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

  (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company or by any wholly owned subsidiary of the Company and each share of Company Common Stock that is owned by Parent, Sub or any other wholly owned subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

  (c) Conversion of Company Common Stock. Subject to Section 2.02(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive the Conversion Number of fully paid and nonassessable shares of Parent Common Stock. As of the Effective Time of the Merger, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive upon the surrender of such certificates, certificates representing the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends to the extent provided in Section 2.02(c) to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.02, without interest.

  (d) Adjustment of Conversion Number. In addition to any adjustment in the Conversion Number pursuant to Section 5.06(a), in the event of any split, combination or reclassification of any Parent Capital Stock or any issuance or the authorization of any issuance of any other securities in exchange or in substitution for shares of Parent Capital Stock at any time during the period from the date of this Agreement to the Effective Time of the Merger, the Company and Parent shall make such adjustment to the Conversion Number as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

  SECTION 2.02. Exchange of Certificates. (a) Exchange Agent. Immediately following the Effective Time of the Merger, Parent shall deposit with Chase Mellon Shareholder Services LLC or such other bank or trust company as may be designated by Parent and the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time of the Merger, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time of the Merger, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time of the Merger represented outstanding shares of Company Common Stock, other than shares to be canceled or retired in accordance with Section 2.01(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this
Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the certificate representing the appropriate number of whole shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock and any dividends to the extent provided in
Section 2.02(c) as contemplated by this Section 2.02. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of Parent Common Stock.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e) until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

  (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.02(c) or 2.02(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time of the Merger which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time of the Merger, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

  (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

    (ii) As promptly as practicable following the Effective Time of the Merger, the Exchange Agent shall determine the excess of (x) the number of shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.02(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of the Certificates pursuant to Section 2.02(b) (such excess being herein called the "Excess Shares"). As soon as practicable after the Effective Time of the Merger, the Exchange Agent, as agent for the holders of the Certificates, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (the "NYSE") all in the manner provided in paragraph (iii) of this Section 2.02(e).

    (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The proceeds from such sale or sales available for distribution to the holders of Certificates shall be reduced by the compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, including all related commissions, transfer taxes and other out-of-pocket transaction costs. Until the net proceeds of such sale or sales have been distributed to the holders of the Certificates, the Exchange Agent shall hold such proceeds in trust for the holders of the Certificates (the "Common Shares Trust"). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of a Certificate shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of a Certificate is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of the Certificates are entitled.

    (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates in lieu of any fractional share interests, the Exchange Agent shall make available such amounts, without interest, to such holders of Certificates who have surrendered their Certificates in accordance with this Article II.

  (f) Termination of Exchange Fund and Common Shares Trust. Any portion of the Exchange Fund and Common Shares Trust which remains undistributed to the holders of Certificates for six months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

  (g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund or the Common Shares Trust delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time of the Merger (or immediately prior to such earlier date on which any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(d)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) Investment of Exchange Fund and Common Shares Trust. The Exchange Agent shall invest any cash included in the Exchange Fund and Common Shares Trust, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

  SECTION 3.01. Representations and Warranties of the Company. The Company represents and warrants to Parent and Sub as follows:

  (a) Organization, Standing and Corporate Power. Each of the Company and each Company Significant Subsidiary (as hereinafter defined) is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite power and authority to carry on its business as now being conducted. Each of the Company and each of its subsidiaries (each a "Company Subsidiary") is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not (i) have a material adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole (other than effects relating to the gold mining industry in general), or
(ii) prevent the Company from performing its obligations under this Agreement (a "Company Material Adverse Effect"). The Company has made available to Parent complete and correct copies of its Amended and Restated Certificate of Incorporation and By-laws and the certificates of incorporation and by-laws or comparable organization documents of the Company Significant Subsidiaries, in each case as amended to the date of this Agreement. For purposes of this Agreement, a "Company Significant Subsidiary" means any Company Subsidiary that constitutes a significant subsidiary of the Company within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC"). The Company is not in violation of any provision of its Amended and Restated Certificate of Incorporation or By-laws, and no Company Subsidiary is in violation of any provisions of its certificate of incorporation, by-laws or comparable organizational documents, except to the extent that such violations would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (b) Company Subsidiaries. Section 3.01(b) of the letter from the Company, dated the date of this Agreement, addressed to Parent (the "Company Disclosure Letter") lists each Company Significant Subsidiary and the ownership or interest therein of the Company. All the outstanding shares of capital stock of each Company Significant Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.01(b) of the Company Disclosure Letter, are owned by the Company, by another subsidiary of the Company or by the Company and another Company Subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of the Company Subsidiaries and except for the ownership interests set forth in Section 3.01(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other ownership interest, with a fair market value as of the date of this Agreement greater than $25,000,000, in any person.

  (c) Capital Structure. The authorized capital stock of the Company (the "Company Capital Stock") consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. Pursuant to a Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, on January 26, 1995, the Board of Directors of the Company created a series of 1,500,000 shares of preferred stock designated as the "Series A Junior Participating Preferred Stock", par value $0.01 per share (the "Company Series A Preferred Stock"), which shares are issuable in connection with the rights to purchase shares of Company Series A Preferred Stock (the "Company Rights") that were issued pursuant to the Rights Agreement dated February 13, 1995 (as amended from time to time, the "Company Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent. At the close of business on March 5, 1997: (i) 131,549,384 shares of Company Common Stock were outstanding, all of which were validly issued, fully paid and nonassessable, and no shares of Company Series A Preferred Stock, or of any other series of preferred stock of the Company, were outstanding; (ii) no shares of Company Common Stock were held by the Company in its treasury; (iii) 1,328,772 shares of Company Common Stock were issuable upon the exercise of outstanding employee or outside director stock options (the "Company Employee Stock Options") that were granted pursuant to the Company's employee stock plans set forth in Section 3.01(c) of the Company Disclosure Letter (the "Company Employee Stock Plans"); and (iv) 1,500,000 shares of Company Series A Preferred Stock were reserved for issuance in connection with the Company Rights. Except as set forth above, at the close of business on March 5, 1997, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company must vote. Except as set forth above and except as set forth in
Section 3.01(c) of the Company Disclosure Letter, as of the date of this Agreement, there are not any options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (collectively, "Options") to which the Company or any Company Subsidiary is a party or by which any of them is bound relating to the issued or unissued capital stock of the Company or any Company Subsidiary, or obligating the Company or any Company Subsidiary to issue, transfer, grant or sell any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such Options. All shares of Company Common Stock that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.01(c) of the Company Disclosure Letter, as of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

  (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval (as defined in Section 3.01(k)), to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has unanimously approved this Agreement and the transactions contemplated by this Agreement, and has resolved to recommend to the Company's stockholders that they give the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Except as set forth in Section 3.01(d) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, (i) the Amended and Restated Certificate of Incorporation or By-laws of the Company or the comparable organizational documents of any Company Subsidiary, (ii) any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written (a "Contract"), applicable to the Company or any Company Subsidiary or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Company Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including the European Community (a "Governmental Entity"), is required by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of (A) a joint proxy statement relating to the meetings of the Company's stockholders and the Parent's stockholders to be held in connection with the Merger and the transactions contemplated by this Agreement (as amended or supplemented from time to time, the "Proxy Statement"), and (B) such reports under Section 12 or 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) those that may be required solely by reason of Parent's or Sub's (as opposed to any other third party's) participation in the Merger and the other transactions contemplated by this Agreement and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings, including under applicable Environmental Laws (as defined in Section 3.01(r)), (x) as may be required under the laws of any foreign country in which the Company or any Company Subsidiary conducts any business or owns any property or assets, (y) as are set forth in Section 3.01(d) of the Company Disclosure Letter or (z) that, if not obtained or made, would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.01(d) of the Company Disclosure Letter, the Company and the Company Subsidiaries possess all certificates, franchises, licenses, permits, authorizations and approvals issued to or granted by Governmental Entities (collectively, "Permits"), including pursuant to any Environmental Law, necessary to conduct their business as such business is currently conducted or is expected to be conducted, except for such Permits, the lack of possession of which has not, and is not reasonably expected to have, a Company Material Adverse Effect. Except as set forth in Section 3.01(d) of the Company Disclosure Letter, (i) all such Permits are validly held by the Company or the Company Subsidiaries, and the Company and the Company Subsidiaries have complied in all respects with all terms and conditions thereof, except for such instances where the failure to validly hold such Permits or the failure to have complied with such Permits has not, and is not reasonably expected to have, a Company Material Adverse Effect, (ii) none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Merger, other than such Permits the suspension, modification or nonrenewal of which, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect and (iii) since December 31, 1995, neither the Company nor any Company Subsidiary has received any written warning, notice, notice of violation or probable violation, notice of revocation, or other written communication from or on behalf of any Governmental Entity, alleging
(A) any violation of any such Permit or (B) that the Company or any Company Subsidiary requires any Permit required for its business, as such business is currently conducted, that is not currently held by it.

  (e) SEC Documents; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Company SEC Documents"). As of its date, each Company SEC Document complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. None of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed Company SEC Document. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed Company SEC Documents (as defined in Section 3.01(g)), neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company and the consolidated Company Subsidiaries or in the notes thereto and which, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect, other than any such liabilities or obligations that were required to be set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. None of the Company Subsidiaries is subject to the informational reporting requirements of
Section 13 of the Exchange Act.

  (f) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") will, at the time any amendment or supplement to the Form S-4 is filed with the SEC, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company's stockholders or Parent's stockholders or at the time of the Company's Stockholders' Meeting (as defined in Section 5.01(b)) or the Parent's Stockholders' Meeting (as defined in Section 5.01(c)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement.

  (g) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Company SEC Documents"), from December 31, 1995, to the date of this Agreement, the Company has conducted its business only in the ordinary course, and:

    (i) during the period from September 30, 1996, to the date of this Agreement, there has not been any event, change, effect or development which, individually or in the aggregate, has had or is, so far as reasonably can be foreseen, likely to have, a Company Material Adverse Effect;

    (ii) during the period from December 31, 1995, to the date of this Agreement, there has not been except for regular annual dividends not in excess of $0.05 per share of Company Common Stock, with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares of Company Capital Stock;

    (iii) during the period from December 31, 1995, to the date of this Agreement, there has not been any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any issuance of any other securities in exchange or in substitution for shares of Company Capital Stock;

    (iv) during the period from December 31, 1995, to the date of this Agreement, there has not been except as disclosed in Section 3.01(g) of the Company Disclosure Letter, (A) any granting by the Company or any Company Subsidiary to any executive officer of the Company or any Company Subsidiary of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents, (B) any granting by the Company or any Company Subsidiary to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents or (C) any entry by the Company or any Company Subsidiary into any employment, severance or termination agreement with any such executive officer; and

    (v) during the period from December 31, 1995, to the date of this Agreement, there has not been any change in accounting methods, principles or practices by the Company or any Company Significant Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

  (h) Litigation. Except as disclosed in the Filed Company SEC Documents or in
Section 3.01(h) of the Company Disclosure Letter, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (and the Company does not have any reasonable basis to expect any such suit, action or proceeding to be commenced) that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect, and there is not any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Company Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, any Company Material Adverse Effect. As of the date of this Agreement, except as disclosed in the Filed Company SEC Documents or in Section 3.01(h) of the Company Disclosure Letter, there is no suit, action or proceeding pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary (and the Company does not have any reasonable basis to expect any such suit, action or proceeding to be commenced) that, individually or in the aggregate, could reasonably be expected to prevent or delay in any material respect the consummation of the Merger or the transactions contemplated by this Agreement.

  (i) Absence of Changes in Benefit Plans. Except as disclosed in the Filed Company SEC Documents or in Section 3.01(i) of the Company Disclosure Letter, since the date of the most recent audited financial statements included in the Filed Company SEC Documents and prior to the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any Company Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, "Company Benefit Plans").

  (j) ERISA Compliance. Except as described in the Filed Company SEC Documents or in Section 3.01(j) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) all employee benefit plans or programs maintained for the benefit of the current or former employees or directors of the Company or any Company Subsidiary that are sponsored, maintained or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any liability, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), are in compliance with all applicable requirements of law, including ERISA and the Code, and (ii) neither the Company nor any Company Subsidiary has any liabilities or obligations with respect to any such employee benefit plans or programs, whether accrued, contingent or otherwise, nor to the knowledge of the Company are any such liabilities or obligations expected to be incurred. Except as set forth in Section 3.01(j) of the Company Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to the Company or the Company Subsidiaries are the agreements and policies specifically set forth in Section 3.01(j) of the Company Disclosure Letter.

  (k) Voting Requirements. The approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of Company Capital Stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

  (l) Brokers; Schedule of Fees and Expenses. Except as set forth in Section 3.01(l) of the Company Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements that are referred to in Section 3.01(l) of the Company Disclosure Letter and all indemnification and other agreements related to the engagement of the persons so listed.

  (m) Opinion of Financial Advisor. The Company has received the opinion of SBC Warburg Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the Company's stockholders is fair to the Company's stockholders from a financial point of view, a signed copy of which opinion has been delivered to Parent.

  (n) Taxes. (i) The Company and each Company Subsidiary have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Effective Time of the Merger. All such material Tax Returns are, or will be at the time of filing, true, complete and correct in all material respects.

  (ii) The Company and each Company Subsidiary have paid (or have had paid on their behalf) or, where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse) or will establish or cause to be established on or before the Effective Time of the Merger an adequate accrual for the payment of all Taxes due with respect to any period ending prior to or as of the Effective Time of the Merger, except where the failure to pay or establish adequate reserves has not had and would not reasonably be expected to have a Company Material Adverse Effect.

  (iii) Except as set forth in Section 3.01(n) of the Company Disclosure Letter, no deficiencies for any material Taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary, and no requests for waivers of the time to assess any such material Taxes are pending. The Federal Income Tax Returns of the Company and each Company Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service for all years through 1985.

  (iv) The Company has no reason to believe that any conditions exist that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  (v) For purposes of this Agreement, the following terms shall have the following meanings:

    (A) "Taxes" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto.

    (B) "Tax Returns" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return relating to Taxes.

  (o) Compliance with Laws. Neither the Company nor any Company Subsidiary has violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity applicable to its business or operations, except for violations and failures to comply that could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

  (p) No Excess Parachute Payments. Other than payments that may be made to the persons listed in Section 3.01(p) of the Company Disclosure Letter (the "Primary Company Executives"), any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code). Set forth in Section 3.01(p) of the Company Disclosure Letter is (i) the estimated maximum amount that could be paid to each Primary Company Executive as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect and (ii) the "base amount" (as such term is defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement.

  (q) Accounting Matters. Neither the Company nor, to its best knowledge, any of its affiliates, has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

  (r) Environmental Matters. (i) Except as set forth in Section 3.01(r) of the Company Disclosure Letter and except for items that could not, in all such cases taken individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has (x) placed, held, located, released, transported or disposed of any Hazardous Substances (as defined below) on, under, from or at any of the Company's or any Company Subsidiary's current or former properties or any other properties or (y) any knowledge or reason to know of the presence of any Hazardous Substances on, under or at any of the Company's or any Company Subsidiary's current or former properties or any other property but arising from the Company's or any Company Subsidiary's current or former properties. For purposes of this Agreement, the term "Hazardous Substance" shall mean any materials or substances (including asbestos, buried contaminants, chemicals, flammable explosives, radioactive materials, petroleum and petroleum products) defined as, or included in the definition of, "hazardous substances", "hazardous wastes", "hazardous materials" or "toxic substances" under any Environmental Law. For purposes of this Agreement, the term "Environmental Law" shall mean any federal, state, provincial, regional, territorial, municipal, local or foreign statute, code, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, writ, decree, injunction or other authorization, relating to: (A) emissions, discharges, releases or threatened releases of Hazardous Substances into the natural or workplace environment, including, without limitation, ambient air, soil, sediments, land surface, subsurface, surface water, groundwater, tailings ponds or settling lagoons; (B) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Substances; or (C) protection of health or safety or the environment, handling, treatment or disposal of solid waste, or operation or reclamation of mines.

  (ii) Except for items that individually or in the aggregate could not reasonably be expected to result in a Company Material Adverse Effect or as disclosed in Section 3.01(r) of the Company Disclosure Letter, the Company and the Company Subsidiaries are in compliance with the Surface Mining Control and Reclamation Act, 30 U.S.C. (S)(S) 1201 et seq. (the "SMCRA") and any state law comparable to SMCRA under 30 U.S.C. (S)(S) 1253, and neither the Company nor any Company Subsidiary is subject to any reclamation obligation or other site restoration obligation under any Environmental Law.

  (iii) Except for items that individually or in the aggregate could not reasonably be expected to result in a Company Material Adverse Effect or as set forth in Section 3.01(r) of the Company Disclosure Letter, no Environmental Law imposes any obligation upon the Company or any Company Subsidiary arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the filing of any notice, acknowledgement or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

  (s) State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated by this Agreement, the provisions of Section 203 of the DGCL. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

  (t) Rights Agreement. The Company has taken all necessary action to (i) render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and (ii) ensure that (x) neither Parent nor any of its affiliates is an Acquiring Person (as defined in the Company Rights Agreement), (y) none of a Distribution Date, Shares Acquisition Date or Triggering Event (each as defined in the Company Rights Agreement) shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Merger or the consummation of any of the other transactions contemplated by this Agreement and (z) the Company Rights shall expire immediately prior to the Effective Time of the Merger.

  (u) Dispositions of Company Property. Except as described in the Filed Company SEC Documents or in Section 3.01(u) of the Company Disclosure Letter, since December 31, 1995, neither the Company nor any Company Subsidiary has sold or disposed of or ceased to hold or own any personal property, real property, any interest or rights with respect to real property (including exploration or production rights), any interest in a joint venture or other assets or properties of the Company or any Company Subsidiary ("Company Property"), other than sales and dispositions of raw materials, obsolete equipment, mine output and other inventories, and any interests or rights with respect to real property having an individual fair market value of less than $10,000,000 of the Company or any Company Subsidiary, in each case in the ordinary course of business, consistent with past practice. Except as set forth in Section 3.01(u) of the Company Disclosure Letter, no Company Property whose fair market value on the date of this Agreement is greater than $10,000,000 is subject to any pending sale or disposition transaction.

  (v) Absence of Reduction in Reserves and Mineralized Material. There has been no material reduction in the aggregate amount of reserves or in the aggregate amount of mineralized material of the Company and the Company Subsidiaries, taken as a whole, from the amounts set forth in the Company's 1995 annual report to shareholders except for (i) such reductions in reserves that have resulted from production in the ordinary course of business and (ii) such reductions in mineralized material that have resulted from reclassifications of mineralized material as reserves.

  (w) Development Projects. The Company has no reason to believe that (i) the estimated production capacity for each of the time periods set forth in
Section 3.01(w) of the Company Disclosure Letter with respect to the four development projects described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 will not be reached during such time periods, or (ii) the estimated costs set forth in Section 3.01(w) of the Company Disclosure Letter with respect to each such development project will be exceeded.

  (x) Compliance with Homestake Merger Agreement. The Company has complied with its obligations under the Homestake Merger Agreement and effected the termination of such Agreement in accordance with its terms. As a result of such Agreement and the termination thereof, no amounts are payable by the Company to Homestake other than the $65 million previously paid.

  SECTION 3.02. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

  (a) Organization, Standing and Corporate Power. Each of Parent, Sub and each Parent Significant Subsidiary (as hereinafter defined) is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite power and authority to carry on its business as now being conducted. Each of Parent, Sub and each of Parent's subsidiaries (each a "Parent Subsidiary") is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not (i) have a material adverse effect on the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole (other than effects relating to the gold mining industry in general), or (ii) prevent Parent from performing its obligations under this Agreement (a "Parent Material Adverse Effect"). Parent has made available to the Company complete and correct copies of its Restated Certificate of Incorporation and By-laws, the Certificate of Incorporation and By-Laws of Sub and the certificates of incorporation and by-laws or comparable organizational documents of the Parent Significant Subsidiaries, in each case as amended to the date of this Agreement. For purposes of this Agreement, a "Parent Significant Subsidiary" means any Parent Subsidiary that constitutes a significant subsidiary of Parent within the meaning of Rule 1-02 of Regulation S-X of the SEC. Neither Parent nor Sub is in violation of any provision of its certificate of incorporation or by-laws, and no Parent Subsidiary is in violation of any provisions of its certificate of incorporation, by-laws or comparable organizational documents, except to the extent that such violations would not, individually or in the aggregate, have a Parent Material Adverse Effect.

  (b) Parent Subsidiaries. Section 3.02(b) of the letter from Parent, dated the date of this Agreement, addressed to the Company (the "Parent Disclosure Letter") lists each Parent Significant Subsidiary and the ownership or interest therein of Parent. All the outstanding shares of capital stock of each Parent Significant Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.02(b) of the Parent Disclosure Letter, are owned by Parent, by another subsidiary of Parent or by Parent and another Parent Subsidiary, free and clear of all Liens. Except for the capital stock of the Parent Subsidiaries and except for the ownership interests set forth in Section 3.02(b) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock or other ownership interest, with a fair market value as of the date of this Agreement greater than $25,000,000, in any person.

  (c) Capital Structure. Except as otherwise contemplated by this Agreement, the authorized capital stock of Parent (the "Parent Capital Stock") consists of 120,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share ("Parent Preferred Stock"). Pursuant to a Certificate of Designations, Preferences and Rights of the First Series of the Preferred Stock, par value $5.00 per share, filed on September 11, 1990, the Board of Directors of Parent created a series of 240,000 shares of preferred stock designated as the "Series A Junior Participating Preferred Stock", par value $5.00 per share (the "Parent Series A Preferred Stock"). The shares of Parent Series A Preferred Stock are issuable in connection with the rights to purchase shares of Parent Series A Preferred Stock (the "Parent Rights") that were issued pursuant to the Rights Agreement dated August 30, 1990 (as amended from time to time, the "Parent Rights Agreement"), between Parent and The Chase Manhattan Bank, as successor corporation. At the close of business on March 4, 1997: (i) 99,522,308 shares of Parent Common Stock were outstanding, all of which were validly issued, fully paid and nonassessable, and no shares of Parent Series A Preferred Stock, or of any other series of Parent Preferred Stock, were outstanding; (ii) 306,785 shares of Parent Common Stock were held by Parent in its treasury; (iii) 4,672,543 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding employee stock options (the "Parent Employee Stock Options") that were granted in each case pursuant to the Parent's employee stock plans set forth in Section 3.02(c) of the Parent Disclosure Letter (the "Parent Employee Stock Plans"); and (iv) 240,000 shares of Parent Series A Preferred Stock were reserved for issuance in connection with the Parent Rights. As of the close of business on March 4, 1997, 99,522,308 equal value rights of Parent ("Parent Equal Value Rights") issued pursuant to the Rights Agreement dated as of September 27, 1987 between Parent and The Chase Manhattan Bank, as successor corporation and as Rights Agent (the "Parent Equal Value Rights Agreement"), are outstanding and trade together with the Parent Common Stock. Except as set forth above, at the close of business on March 4, 1997, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as set forth above, there are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company must vote. Except as set forth above and except as set forth in Section 3.02(c) of the Parent Disclosure Letter, as of the date of this Agreement, there are not any Options to which Parent or any Parent Significant Subsidiary is a party or by which any of them is bound relating to the issued or unissued capital stock of Parent or any Parent Significant Subsidiary, or obligating Parent or any Parent Significant Subsidiary to issue, transfer, grant or sell any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, Parent or any Parent Significant Subsidiary or obligating Parent or any Parent Significant Subsidiary to issue, grant, extend or enter into any such Options. All shares of Parent Common Stock that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All shares of Parent Common Stock that are subject to issuance pursuant to the Merger, upon issuance pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.02(c) of the Parent Disclosure Letter, as of the date of this Agreement, there are not any outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other person. As of the date of this Agreement, the authorized capital stock of Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

  (d) Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and, subject to the Parent Stockholder Approval (as defined in Section 3.02(k)) and the filing of an amendment to Parent's Restated Certificate of Incorporation to increase the authorized Parent Common Stock (the "Amendment to Parent's Restated Certificate of Incorporation"), to consummate the transactions contemplated by this Agreement. The Board of Directors of Parent has approved this Agreement and the transactions contemplated by this Agreement, and has resolved to recommend to Parent's stockholders that they give the Parent Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, in each case by Parent or by Parent and Sub, as the case may be, have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the Parent Stockholder Approval and the filing of the Amendment to Parent's Restated Certificate of Incorporation. This Agreement has been duly executed and delivered by Parent and Sub, respectively, and constitutes a valid and binding obligation of Parent and Sub, respectively, enforceable against each such party in accordance with its terms. Except as set forth in Section 3.02(d) of the Parent Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien upon any of the properties or assets of Parent, Sub or any other Parent Subsidiary under, (i) the Restated Certificate of Incorporation or By-laws of Parent, the certificate of incorporation and by-laws of Sub, or the comparable organizational documents of any Parent Subsidiary, (ii) any Contract applicable to Parent, Sub or any other Parent Subsidiary or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, and as set forth in Section 3.02(d) of the Parent Disclosure Letter, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or any other Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Parent Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Sub or any other Parent Subsidiary in connection with the execution and delivery of this Agreement by Parent or Sub, as the case may be, or the consummation by Parent or Sub, as the case may be, of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of (A) the Proxy Statement, and (B) such reports under Section 13(a) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger and the Amendment to Parent's Restated Certificate of Incorporation with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (iii) those that may be required solely by reason of the Company's (as opposed to any other third party's) participation in the Merger and the other transactions contemplated by this Agreement and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings, including under applicable Environmental Laws, (x) as may be required under the laws of any foreign country in which Parent or any Parent Subsidiary conducts any business or owns any property or assets, (y) as are set forth in
Section 3.02(d) of the Parent Disclosure Letter or (z) that, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as set forth in Section 3.02(d) of the Parent Disclosure Letter, Parent and the Parent Subsidiaries possess all Permits, including pursuant to any Environmental Law, necessary to conduct their business as such business is currently conducted or is expected to be conducted, except for such Permits, the lack of possession of which has not, and is not reasonably expected to have, a Parent Material Adverse Effect. Except as set forth in Section 3.02(d) of the Parent Disclosure Letter, (i) all such Permits are validly held by Parent or the Parent Subsidiaries, and Parent and the Parent Subsidiaries have complied in all respects with all terms and conditions thereof, except for such instances where the failure to validly hold such Permits or the failure to have complied with such Permits has not, and is not reasonably expected to have, a Parent Material Adverse Effect, (ii) none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Merger, other than such Permits the suspension, modification or nonrenewal of which, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect and (iii) since December 31, 1995, neither Parent nor any Parent Subsidiary has received any written warning, notice, notice of violation or probable violation, notice of revocation, or other written communication from or on behalf of any Governmental Entity, alleging
(A) any violation of such Permit or (B) that Parent or any Parent Subsidiary requires any Permit required for its business, as such business is currently conducted that is not currently held by it.

  (e) SEC Documents; Undisclosed Liabilities. Parent has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Parent SEC Documents"). As of its date, each Parent SEC Document complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed Parent SEC Document. The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed Parent SEC Documents (as defined in Section 3.02(g)), neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Parent and the consolidated Parent Subsidiaries or in the notes thereto and which, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect, other than any such liabilities or obligations that were required to be set forth in Parents' Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. None of the Parent Subsidiaries, other than Newmont Gold Company, a Delaware corporation ("Newmont Gold"), is subject to the informational reporting requirements of Section 13 of the Exchange Act.

  (f) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company's stockholders or Parent's stockholders or at the time of the Company's Stockholders' Meeting or the Parent's Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

  (g) Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents"), from December 31, 1995, to the date of this Agreement, Parent has conducted its business only in the ordinary course, and:

    (i) during the period from September 30, 1996, to the date of this Agreement, there has not been any event, change, effect or development which, individually or in the aggregate, has had or, so far as reasonably can be foreseen, is likely to have, a Parent Material Adverse Effect;

    (ii) during the period from December 31, 1995, to the date of this Agreement, there has not been except for regular quarterly dividends not in excess of $0.12 per share of Parent Common Stock, with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares of Parent Capital Stock;

    (iii) during the period from December 31, 1995, to the date of this Agreement, there has not been any split, combination or reclassification of any Parent Capital Stock or any issuance or the authorization of any issuance of any other securities in exchange or in substitution for shares of Parent Capital Stock;

    (iv) during the period from December 31, 1995, to the date of this Agreement, there has not been except as disclosed in Section 3.02(g) of the Parent Disclosure Letter, (A) any granting by Parent or any Parent Subsidiary to any executive officer of Parent or any Parent Subsidiary of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Parent SEC Documents, (B) any granting by Parent or any Parent Subsidiary to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Parent SEC Documents or (C) any entry by Parent or any Parent Subsidiary into any employment, severance or termination agreement with any such executive officer; and

    (v) during the period from December 31, 1995, to the date of this Agreement, there has not been any change in accounting methods, principles or practices by Parent or any Parent Significant Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

  (h) Litigation. Except as disclosed in the Filed Parent SEC Documents or in
Section 3.02(h) of the Parent Disclosure Letter, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary (and Parent does not have any reasonable basis to expect any such suit, action or proceeding to be commenced) that, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect, and there is not any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any Parent Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, any Parent Material Adverse Effect. As of the date of this Agreement, except as disclosed in the Filed Parent SEC Documents or in
Section 3.02(h) of the Parent Disclosure Letter, there is no suit, action or proceeding pending, or, to the knowledge of Parent, threatened, against Parent or any Parent Subsidiary (and Parent does not have any reasonable basis to expect any such suit, action or proceeding to be commenced) that, individually or in the aggregate, could reasonably be expected to prevent or delay in any material respect the consummation of the Merger or the transactions contemplated by this Agreement.

  (i) Absence of Changes in Benefit Plans. Except as disclosed in the Filed Parent SEC Documents or in Section 3.02(i) of the Parent Disclosure Letter, since the date of the most recent audited financial statements included in the Filed Parent SEC Documents and prior to the date of this Agreement, there has not been any adoption or amendment in any material respect by Parent or any Parent Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of Parent or any Parent Subsidiary (collectively, "Parent Benefit Plans").

  (j) ERISA Compliance. Except as described in the Filed Parent SEC Documents or in Section 3.02(j) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect, (i) all employee benefit plans or programs maintained for the benefit of the current or former employees or directors of Parent or any Parent Subsidiary that are sponsored, maintained or contributed to by Parent or any Parent Subsidiary, or with respect to which Parent or any Parent Subsidiary has any liability, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of ERISA, are in compliance with all applicable requirements of law, including ERISA and the Code, and
(ii) neither Parent nor any Parent Subsidiary has any liabilities or obligations with respect to any such employee benefit plans or programs, whether accrued, contingent or otherwise, nor to the knowledge of Parent are any such liabilities or obligations expected to be incurred. Except as set forth in Section 3.02(j) of the Parent Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to Parent or the Parent Subsidiaries are the agreements and policies specifically set forth in Section 3.02(j) of the Parent Disclosure Letter.

  (k) Voting Requirements. The (A) approval and adoption by Parent's stockholders of the issuance of shares of Parent Common Stock pursuant to the Merger as required by Rule 312 of the New York Stock Exchange and (B) approval by the holders of a majority of the outstanding shares of Parent Common Stock of an amendment to the Restated Certificate of Incorporation of Parent to increase the number of authorized shares of Parent Common Stock (collectively, the "Parent Stockholder Approval") are the only votes of the holders of any class or series of Parent Capital Stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

  (l) Brokers; Schedule of Fees and Expenses. Except as set forth in Section 3.02(l) of the Parent Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub. Parent has made available to the Company true and complete copies of all agreements that are referred to in Section 3.02(l) of the Parent Disclosure Letter and all indemnification and other agreements related to the engagement of the persons so listed.

  (m) Opinion of Financial Advisor. Parent has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement, the Conversion Number is fair to Parent.

  (n) Taxes. (i) Parent and each Parent Subsidiary have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Effective Time of the Merger. All such material Tax Returns are, or will be at the time of filing, true, complete and correct in all material respects.

  (ii) Parent and each Parent Subsidiary have paid (or have had paid on their behalf) or, where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse) or will establish or cause to be established on or before the Effective Time of the Merger an adequate accrual for the payment of all Taxes due with respect to any period ending prior to or as of the Effective Time of the Merger, except where the failure to pay or establish adequate reserves has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

  (iii) Except as set forth in Section 3.02(n) of the Parent Disclosure Letter, no deficiencies for any material Taxes have been proposed, asserted or assessed against Parent or any Parent Subsidiary, and no requests for waivers of the time to assess any such material Taxes are pending. The Federal income Tax Returns of Parent and each Parent Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service for all years through 1992.

  (iv) Parent has no reason to believe that any conditions exist that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  (o) Compliance with Laws. Neither Parent nor any Parent Subsidiary has violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity applicable to its business or operations, except for violations and failures to comply that could not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

  (p) No Excess Parachute Payments. Other than payments that may be made to the persons listed in Section 3.02(p) of the Parent Disclosure Letter (the "Primary Parent Executives"), any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Parent or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Parent Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code). Set forth in Section 3.02(p) of the Parent Disclosure Letter is (i) the estimated maximum amount that could be paid to each Primary Parent Executive as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Parent Benefit Plans currently in effect and (ii) the "base amount" (as such term is defined in Section 280G(b)(3) of the Code) for each Primary Parent Executive calculated as of the date of this Agreement.

  (q) Accounting Matters. Neither Parent nor, to its best knowledge, any of its affiliates, has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

  (r) Environmental Matters. (i) Except as set forth in Section 3.02(r) of the Parent Disclosure Letter and except for items that could not, in all such cases taken individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has (x) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of Parent's or any Parent Subsidiary's current or former properties or any other properties or (y) any knowledge or reason to know of the presence of any Hazardous Substances on, under or at any of Parent's or any Parent Subsidiary's current or former properties or any other property but arising from Parent's or any Parent Subsidiary's current or former properties.

  (ii) Except for items that individually or in the aggregate could not reasonably be expected to result in a Parent Material Adverse Effect or as disclosed in Section 3.02(r) of the Parent Disclosure Letter, Parent and the Parent Subsidiaries are in compliance with the SMCRA and any state law comparable to SMCRA under 30 U.S.C. (S)(S) 1253, and neither Parent nor any Parent Subsidiary is subject to any reclamation obligation or other site restoration obligation under any Environmental Law.

  (iii) Except for items that individually or in the aggregate could not reasonably be expected to result in a Parent Material Adverse Effect or as set forth in Section 3.02(r) of the Parent Disclosure Letter, no Environmental Law imposes any obligation upon Parent or any Parent Subsidiary arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the filing of any notice, acknowledgement or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

  (s) State Takeover Statutes. Subject to the representation of the Company in
Section 3.01(s), to the best of Parent's knowledge, no state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

  (t) Rights Agreement. (i) Parent does not need to take any action to (a) render the Parent Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and (b) ensure that (x) neither the Company nor any of its affiliates is an Acquiring Person (as defined in the Parent Rights Agreement) as a result of the Merger and (y) none of a Distribution Date, Stock Acquisition Date, Triggering Event or Section 13 Event (each as defined in the Parent Rights Agreement) shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Merger or the consummation of any of the other transactions contemplated by this Agreement.

  (ii) Parent does not need to take any action to (a) render the Parent Equal Value Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and (b) ensure that (x) neither the Company nor any of its affiliates is a Controlling Person (as defined in the Parent Equal Value Rights Agreement) as a result of the Merger and (y) none of a Distribution Date, Control Date or Extraordinary Transaction (each as defined in the Parent Equal Value Rights Agreement) shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Merger or the consummation of any of the other transactions contemplated by this Agreement.

  (u) Dispositions of Parent Property. Except as described in the Filed Parent SEC Documents or in Section 3.02(u) of the Parent Disclosure Letter or as otherwise contemplated by this Agreement, since December 31, 1995, neither Parent nor any Parent Subsidiary has sold or disposed of or ceased to hold or own any personal property, real property, any interest in or rights with respect to real property (including exploration or production rights), any interest in a joint venture or other assets or properties of Parent or any Parent Subsidiary ("Parent Property"), other than sales and dispositions of raw materials, obsolete equipment, mine output and other inventories, and any interests or rights with respect to real property having an individual fair market value of less than $10,000,000 of Parent or any Parent Subsidiary, in each case in the ordinary course of business, consistent with past practice. Except as set forth in Section 3.02(u) of the Parent Disclosure Letter, no Parent Property whose fair market value on the date of this Agreement is greater than $10,000,000 is subject to any pending sale or disposition transaction.

  (v) Absence of Reduction in Reserves and Mineralized Material. There has been no material reduction in the aggregate amount of reserves or in the aggregate amount of mineralized material of

Parent and the Parent Subsidiaries, taken as a whole, from the amounts set forth in Parent's 1995 annual report to shareholders except for (i) such reductions in reserves that have resulted from production in the ordinary course of business, (ii) such reductions in mineralized material that have resulted from reclassifications of mineralized material as reserves and (iii) items set forth in Section 3.02(v) of the Parent Disclosure Letter.

  (w) Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

                                  ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  SECTION 4.01. Conduct of Business. (a) Conduct of Business by the
Company. During the period from the date of this Agreement to the Effective Time of the Merger, the Company shall, and shall cause the Company Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, except as expressly contemplated by this Agreement or as set forth in Section 4.01(a) of the Company Disclosure Letter, or otherwise approved in writing by Parent, the Company shall not, and shall not permit any Company Subsidiary to:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent and regular annual cash dividends on the Company Common Stock in an amount not in excess of $0.05 per share per annum at the same time such dividends are customarily declared and paid, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, any phantom stock options ("Phantom Stock Options") under the Company's Phantom Stock Option Plan, or any restricted stock, performance units, performance shares, stock appreciation rights ("SARs") or limited stock appreciation rights ("LSARs") under the Company's Long Term Incentive Stock Plan (other than (x) the issuance of shares of Company Common Stock (and associated Company Rights) upon the exercise of Company Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms, (y) the issuance of Company Capital Stock pursuant to the Company Rights Agreement and (z) the grant of additional Company Employee Stock Options, Phantom Stock Options, SARs and LSARs in the ordinary course of business consistent with past practice to employees of the Company and the Company Subsidiaries covering not more than an aggregate of 600,000 shares of Company Common Stock and equivalents and, in the case of Company Employee Stock Options, the issuance of Company Common Stock (and associated Company Rights) upon the exercise thereof, but only if and to the extent that the terms of such Company Employee Stock Options, Phantom Stock Options, SARs and LSARs provide that the consummation by the Company of the transactions contemplated by this Agreement will not result in the acceleration of vesting or the exercisability of such Company Employee Stock Options, Phantom Stock Options, SARs and LSARs);

    (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse effect on the transactions contemplated by this Agreement;

    (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries taken as a whole;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any Company Property other than (A) sales and dispositions of interests or rights with respect to real property having an aggregate fair market value on the date of this Agreement of less than $20,000,000, raw materials, obsolete equipment, mine output and other inventories, in each case only if in the ordinary course of business consistent with past practice, and (B) encumbrances and Liens that are incurred in the ordinary course of business consistent with past practice;

    (vi) (y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (z) make any loans, advances (other than any advances to employees in the ordinary course of business consistent with prior practice) or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned Company Subsidiary;

    (vii) make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of $25,000,000 above the aggregate amount currently budgeted by the Company, as disclosed in Section 4.01(a) of the Company Disclosure Letter;

    (viii) make any material Tax election or settle or compromise any material Tax liability or refund, except to the extent already provided for in the Filed Company SEC Documents;

    (ix) except pursuant to existing employment agreements or as required by applicable laws, (A) increase the compensation payable or to become payable to its executive officers or employees, (B) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, executive officer or employee of the Company or any Company Subsidiary (other than in accordance with Company Benefit Plans as in effect on the date of this Agreement) or (C) establish, adopt, enter into or amend in any material respect or take any action to accelerate any rights or benefits under any collective bargaining agreement or Company Benefit Plan;

    (x) without limiting the generality of clause (ix) above, make any amendment to any Company Employee Stock Plan as a result of this Agreement or in contemplation of the Merger;

    (xi) terminate or amend on terms less favorable to the Company any agreement filed as an exhibit to any Company SEC Document; or

    (xii) authorize any of, or commit or agree to take any of, the foregoing actions.

  (b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time of the Merger, Parent shall, and shall cause the Parent Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, except as expressly contemplated by this Agreement or as set forth in Section 4.01(b) of the Parent Disclosure Letter, or otherwise approved in writing by the Company, Parent shall not, and shall not permit any Parent Subsidiary to:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent and regular quarterly cash dividends on the Parent Common Stock and common stock of Newmont Gold in an amount not in excess of $0.12 per share per quarter at the same time such dividends are customarily declared and paid, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any share appreciation rights or share rights under the Parent Employee Stock Plans (other than (w) the issuance of shares of Parent Common Stock (and associated Parent Rights and Parent Equal Value Rights) in connection with the granting of up to 10,000 shares under Newmont Gold's Directors' Stock Award Plan and upon the exercise of Parent Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms, (x) the issuance of Parent Common Stock pursuant to the Parent Rights Agreement, (y) the grant of additional Parent Employee Stock Options in the ordinary course of business consistent with past practice to employees of Parent and the Parent Subsidiaries covering not more than 1,000,000 shares of Parent Common Stock and the issuance of Parent Common Stock (and associated Parent Rights and Parent Equal Value Rights) upon the exercise thereof, but only if and to the extent that the terms of such Parent Employee Stock Options provide that the consummation by Parent of the transactions contemplated by this Agreement will not result in the acceleration of vesting or the exercisability of such Parent Employee Stock Options and (z) the issuance of shares of common stock of Newmont Gold to equalize the number of shares of Parent Common Stock which are issued and outstanding and the number of shares of Newmont Gold common stock owned by Parent);

    (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse effect on the transactions contemplated by this Agreement;

    (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof that would be material, individually or in the aggregate, to Parent and the Parent Subsidiaries taken as a whole or (y) any assets that are material, individually or in the aggregate, to the Parent and the Parent Subsidiaries taken as a whole;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any Parent Property other than (A) sales and dispositions of interests or rights with respect to real property having an aggregate fair market value on the date of this Agreement of less than $30,000,000, raw materials, obsolete equipment, mine output and other inventories, in each case only if in the ordinary course of business consistent with past practice, and (B) encumbrances and Liens that are incurred in the ordinary course of business consistent with past practice;

    (vi) (y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (z) make any loans, advances (other than advances to employees in the ordinary course of business consistent with prior practice) or capital contributions to, or investments in, any other person, other than to Parent or any direct or indirect wholly owned Parent Subsidiary;

    (vii) make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of $25,000,000 above the aggregate amount currently budgeted by Parent, as disclosed in Section 4.01(b) of the Parent Disclosure Letter;

    (viii) make any material Tax election or settle or compromise any material Tax liability or refund, except to the extent already provided for in the Filed Parent SEC Documents;

    (ix) except pursuant to existing employment agreements or as required by applicable laws or in the ordinary course of business consistent with past practice, (A) increase the compensation payable or to become payable to its executive officers or employees, (B) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, executive officer or employee of Parent or any Parent Subsidiary (other than in accordance with Parent Benefit Plans as in effect on the date of this Agreement) or (C) establish, adopt, enter into or amend in any material respect or take any action to accelerate any rights or benefits under any collective bargaining agreement or Parent Benefit Plan;

    (x) without limiting the generality of clause (ix) above, make any amendment to any Parent Employee Stock Plan as a result of this Agreement or in contemplation of the Merger;

    (xi) terminate or amend on terms less favorable to Parent any agreement filed as an exhibit to any Parent SEC Document; or

    (xii) authorize any of, or commit or agree to take any of, the foregoing actions.

  (c) Other Actions. Except as expressly permitted by Sections 4.02, 4.03, 5.01(d) or 5.01(e), the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

  (d) Advice of Changes. The Company and Parent shall promptly advise the other party orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

  SECTION 4.02. No Solicitation by the Company. (a) The Company shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any

Company Subsidiary to, (i) solicit, initiate or encourage the submission of any Company Takeover Proposal (as defined below), (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) provide any non-public information regarding the Company to any third party or engage in any negotiations or substantive discussions in connection with any Company Takeover Proposal; provided, however, that (A) prior to receipt of the Company Stockholder Approval, the Company may, in response to a Company Takeover Proposal that was not solicited by the Company and that did not otherwise result from a breach of this Section 4.02(a), provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions with such person regarding any Company Takeover Proposal, in each case only if the Company's Board of Directors determines in good faith, after consultation with counsel and its financial advisors, that failing to take such action would create a reasonable possibility of a breach of the fiduciary duties of the Company's Board of Directors, and (B) nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Takeover Proposal or prevent the Company's Board of Directors from taking any action permitted by Section 5.01(d). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer of the Company or any Company Subsidiary or any investment banker, attorney, accountant or other advisor or representative of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 4.02(a) by the Company. For purposes of this Agreement, "Company Takeover Proposal" means any proposal for a merger, consolidation or other business combination involving the Company or a Company Significant Subsidiary or any proposal or offer to acquire in any manner, directly or indirectly, more than 30% of any class of voting securities of the Company or of a Company Significant Subsidiary (other than where such Company Significant Subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of the Company and the Company Subsidiaries, taken as a whole), including any proposal or offer relating to the acquisition by the Company or a Company Significant Subsidiary in any manner, directly or indirectly, of any securities or assets of another person in consideration for the issuance of more than 30% of any class of voting securities of the Company or of a Company Significant Subsidiary (other than where such Company Significant Subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of the Company and the Company Subsidiaries, taken as a whole), or assets representing a substantial portion of the assets of the Company and the Company Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The Company shall, and shall cause each Company Subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by the Company, any Company Subsidiary or any officer, director or employee of or investment banker, attorney, accountant or other advisor or representative of, the Company or any Company Subsidiary, with any parties conducted heretofore with respect to any of the foregoing. Any action taken by the Company, any Company Subsidiary or any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any Company Subsidiary with or with respect to any such party on or prior to the date hereof, shall be deemed not to constitute a violation of this Section 4.02(a) and shall not in and of itself constitute the solicitation of a Company Takeover Proposal even if such actions result in any such party making a Company Takeover Proposal after the date of this Agreement.

  (b) Subject to Section 5.01(d), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the adoption and approval by such Board of Directors or any such committee of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Company Takeover Proposal.

  (c) The Company promptly shall advise Parent orally and in writing of the receipt of any Company Takeover Proposal and of the receipt of any inquiry with respect to or which the Company reasonably believes could lead to any Company Takeover Proposal. The Company promptly shall advise Parent orally and in writing of the identity of the person making any such Company Takeover Proposal or inquiry and of the material terms of any such Company Takeover Proposal and of any changes thereto; provided, however, that the Company's Board of Directors shall have determined in good faith, after consultation with counsel, that taking such action would not create a reasonable possibility of a breach of the fiduciary duties of the Company's Board of Directors, except that in all events prior to exercising its right of termination pursuant to Section 7.01(d) the Company shall endeavor to provide Parent with a reasonable opportunity to respond to any Company Takeover Proposal which the Company otherwise may wish to accept.

  SECTION 4.03. No Solicitation by Parent. (a) Parent shall not, nor shall it permit any Parent Subsidiary to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, Parent or any Parent Subsidiary to,
(i) solicit, initiate or encourage the submission of any Parent Takeover Proposal (as defined below), (ii) enter into any agreement with respect to any Parent Takeover Proposal or (iii) provide any non-public information regarding Parent to any third party or engage in any negotiations or substantive discussions in connection with any Parent Takeover Proposal; provided, however, that (A) prior to receipt of the Parent Stockholder Approval, Parent may, in response to a Parent Takeover Proposal that was not solicited by Parent and that did not otherwise result from a breach of this
Section 4.03(a), provide any non-public information regarding itself to any third party or engage in any negotiations or substantive discussions with such person regarding any Parent Takeover Proposal, in each case only if Parent's Board of Directors determines in good faith, after consultation with counsel and its financial advisors, that failing to take such action would create a reasonable possibility of a breach of the fiduciary duties of Parent's Board of Directors, and (B) nothing contained in this Agreement shall prevent Parent or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Takeover Proposal or prevent Parent's Board of Directors from taking any action permitted by Section 5.01(e). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer of Parent or any Parent Subsidiary or any investment banker, attorney, accountant or other advisor or representative of Parent or any Parent Subsidiary, whether or not such person is purporting to act on behalf of Parent or any Parent Subsidiary or otherwise, shall be deemed to be a breach of this
Section 4.03(a) by Parent. For purposes of this Agreement, "Parent Takeover Proposal" means any proposal for a merger, consolidation or other business combination involving Parent or a Parent Significant Subsidiary or any proposal or offer to acquire in any manner, directly or indirectly, more than 30% of any class of voting securities of Parent or of a Parent Significant Subsidiary (other than where such Parent Significant Subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Parent and the Parent Subsidiaries, taken as a whole), including any proposal or offer relating to the acquisition by Parent or a Parent Significant Subsidiary in any manner, directly or indirectly, of any securities or assets of another person in consideration for the issuance of more than 30% of any class of voting securities of Parent or of a Parent Significant Subsidiary (other than where such Parent Significant Subsidiary's securities directly or indirectly represent an economic interest in less than 30% of the assets of Parent and the Parent Subsidiaries, taken as a whole), or assets representing a substantial portion of the assets of Parent and the Parent Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, any transaction between Parent and a Parent Subsidiary shall not constitute a Parent Takeover Proposal. Parent shall, and shall cause each Parent Subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by Parent, any Parent Subsidiary, or any officer, director or employee of or investment banker, attorney, accountant or other advisor or representative of, Parent or any Parent Subsidiary, with any parties conducted heretofore with respect to any of the foregoing.

  (b) Subject to Section 5.01(e), neither the Board of Directors of Parent nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, the adoption and approval by such Board of Directors or any such committee of this Agreement or the Merger or
(ii) approve or recommend, or propose to approve or recommend, any Parent Takeover Proposal.

  (c) Parent promptly shall advise the Company orally and in writing of the receipt of any Parent Takeover Proposal and of the receipt of any inquiry with respect to or which Parent reasonably believes could lead to any Parent Takeover Proposal. Parent promptly shall advise the Company orally and in writing of the identity of the person making any such Parent Takeover Proposal or inquiry and of the material terms of any such Parent Takeover Proposal and of any changes thereto; provided, however, that Parent's Board of Directors shall have determined in good faith, after consultation with counsel, that taking such action would not create a reasonable possibility of a breach of the fiduciary duties of Parent's Board of Directors, except that in all events prior to exercising its right of termination pursuant to Section 7.01(e) Parent shall endeavor to provide the Company with a reasonable opportunity to respond to any Parent Takeover Proposal which Parent otherwise may wish to accept.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  SECTION 5.01. Preparation of Form S-4 and the Proxy Statement; Company's Stockholders' Meeting and Parent's Stockholders' Meeting. (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement shall be included as a prospectus. Each of the Company and Parent shall use reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Parent shall use reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders and Parent's stockholders, respectively, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of Parent Common Stock pursuant to the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Employee Stock Plans as may be reasonably requested in connection with any such action.

  (b) Unless the Board of Directors of the Company shall take any action permitted by Section 5.01(d), the Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company's Stockholders' Meeting") for the purpose of obtaining the Company Stockholder Approval. Subject to
Section 5.01(d), the Company shall, through its Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval. Parent shall vote or cause to be voted all the shares of Company Capital Stock owned of record by Parent or any Parent Subsidiary in favor of the Company Stockholder Approval.

  (c) Unless the Board of Directors of Parent shall take any action permitted by Section 5.01(e), Parent shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent's Stockholders' Meeting") for the purpose of obtaining the Parent Stockholder Approval. Subject to Section 5.01(e), Parent shall, through its Board of Directors, recommend to its stockholders that they give the Parent Stockholder Approval. The Company shall vote or cause to be voted all the shares of Parent Common Stock owned of record by the Company or any Company Subsidiary in favor of the Parent Stockholder Approval.

  (d) The Board of Directors of the Company shall be permitted to (i) not recommend to the Company's stockholders that they give the Company Stockholder Approval or (ii) withdraw or modify in a manner adverse to Parent its recommendation to the Company's stockholders that they give the Company Stockholder Approval, but only if and to the extent that (x) a Company Takeover Proposal is pending at the time the Company's Board of Directors determines to take any such action or inaction and such Company Takeover Proposal was not the result of an intentional breach of Section 4.02(a) by the Company's Board of Directors and (y) the Company's Board of Directors determines in good faith, after consultation with counsel and its financial advisors, and after considering among other things whether such Company Takeover Proposal is more favorable to the stockholders of the Company than the transactions contemplated by this Agreement (taking into account all relevant material terms of such Company Takeover Proposal and this Agreement, including all such conditions, and any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal) that failing to take any such action would create a reasonable possibility of a breach of the fiduciary duties of the Company's Board of Directors.

  (e) The Board of Directors of Parent shall be permitted to (i) not recommend to Parent's stockholders that they give the Parent Stockholder Approval or
(ii) withdraw or modify in a manner adverse to the Company its recommendation to Parent's stockholders that they give the Parent Stockholder Approval, but only if and to the extent that (x) a Parent Takeover Proposal is pending at the time Parent's Board of Directors determines to take any such action or inaction and such Parent Takeover Proposal was not the result of an intentional breach of Section 4.03(a) by Parent's Board of Directors and (y) Parent's Board of Directors determines in good faith, after consultation with counsel and its financial advisors, and after considering among other things whether such Parent Takeover Proposal is more favorable to the stockholders of Parent than the transactions contemplated by this Agreement (taking into account all relevant material terms of such Parent Takeover Proposal and this Agreement, including all such conditions, and any changes to this Agreement proposed by the Company in response to such Parent Takeover Proposal) that failing to take any such action would create a reasonable possibility of a breach of the fiduciary duties of Parent's Board of Directors.

  SECTION 5.02. Letter of the Company's Accountants. The Company shall use reasonable efforts to cause to be delivered to Parent a letter of Price Waterhouse LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  SECTION 5.03. Letter of Parent's Accountants. Parent shall use reasonable efforts to cause to be delivered to the Company a letter of Arthur Andersen LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  SECTION 5.04. Access to Information; Confidentiality. Each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, directors, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time of the Merger to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request, including any information requested with respect to stockholder approval at the Company Stockholders' Meeting or the Parent Stockholders' Meeting and the status of the efforts to obtain such approval. Such information shall be held in confidence to the extent required by, and in accordance with, the provisions of the letter dated October 22, 1996, between the Company and Parent (the "Confidentiality Agreement").

  SECTION 5.05. Reasonable Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to result in the imposition of a condition or restriction of the type referred to in clause (ii), (iii) or (iv) of Section 6.01(g). In connection with and without limiting the foregoing, Parent, the Company and their respective Boards of Directors shall (i) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

  (b) The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it or contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  SECTION 5.06. Rights Agreements; Consequences if Rights Triggered. (a) The Board of Directors of the Company shall take all further action (in addition to that referred to in Section 3.01(t)) requested in writing by Parent in order to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. Except as provided in Section 3.01(t) or as requested in writing by Parent, prior to the Company's Stockholders' Meeting, the Board of Directors of the Company shall not (i) amend the Company Rights Agreement or (ii) take any action with respect to, or make any determination under, the Company Rights Agreement. In the event that notwithstanding Section 3.01(t) and this Section 5.06(a), a Distribution Date, Shares Acquisition Date or Triggering Event occurs under the Company Rights Agreement at any time during the period from the date of this Agreement to the Effective Time of the Merger when the Company Rights are outstanding, the Company and Parent shall make such adjustment to the Conversion Number as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

  (b) The Board of Directors of Parent shall take all further action (in addition to that referred to in Section 3.02(t)) requested in writing by the Company in order to render the Parent Rights and the Parent Equal Value Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. In the event that, notwithstanding Section 3.02(t) and this Section 5.06(b), a Distribution Date, Stock Acquisition Date, Triggering Event or
Section 13 Event occurs under the Parent Rights Agreement at any time during the period from the date of this Agreement to the Effective Time of the Merger and Rights Certificates (as such term is defined in the Parent Rights Agreement) are issued to Parent's stockholders, Parent's Board of Directors shall take such actions as are necessary and permitted under the Parent Rights Agreement to provide that Rights Certificates representing an appropriate number of Rights are issued to the Company's stockholders and employees who receive Parent Common Stock pursuant to the Merger. In the event that Parent is not permitted under the Parent's Rights Agreement to provide Rights Certificates to such Company stockholders and employees following the occurrence of a Distribution Date, Triggering Event or Section 13 Event during such time period, the Company and Parent shall make such adjustment to the Conversion Number as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement. In the event that, an Extraordinary Transaction, Control Date or Distribution Date occurs under the Parent Equal Value Rights Agreement, the Company and Parent shall make such adjustment to the Conversion Number as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

  SECTION 5.07. Company Employee Stock Options. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Employee Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

    (i) adjust the terms of all outstanding Company Employee Stock Options granted under the Company Employee Stock Plans and the terms of the Company Employee Stock Plans, to provide that at the Effective Time of the Merger, each Company Employee Stock Option outstanding immediately prior to the Effective Time of the Merger shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Employee Stock Option, the same number of shares of Parent Common Stock as the holder of such Company Employee Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Company Employee Stock Option in full immediately prior to the Effective Time of the Merger, at a price per share equal to (y) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Employee Stock option divided by (z) the number of shares of Parent Common Stock deemed purchasable pursuant to such Company Employee Stock Option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 423 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code;

    (ii) adjust the terms of all outstanding Phantom Stock Options, SARs and LSARs granted under the Company Stock Plans to provide that, at the Effective Time of the Merger, (y) each holder of a Phantom Stock Right, SAR or LSAR shall be entitled to that number of phantom stock rights, stock appreciation rights or limited stock appreciation rights with respect to Parent Common Stock ("Parent Phantom Stock Options", "Parent SARs" or "Parent LSARs") equal to the number of Phantom Stock Options, SARs or LSARs, as the case may be, held by such holder immediately prior to the Effective Time of the Merger multiplied by the Conversion Number, and (z) the share value on the grant date with respect to each Parent Phantom Stock Option, Parent SAR or Parent LSAR, as the case may be, shall be equal to the share value on the grant date in effect with respect to the corresponding Phantom Stock Option, SAR or LSAR, as the case may be, immediately prior to the Effective Time of the Merger, divided by the Conversion Number; and

    (iii) make such other changes to the Company Employee Stock Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

  (b) As soon as practicable after the Effective Time of the Merger, Parent shall deliver to the holders of Company Employee Stock Options, Phantom Stock Options, SARs and LSARs appropriate notices setting forth such holders' rights pursuant to the respective Company Employee Stock Plans and the agreements evidencing the grants of such Company Employee Stock Options, Phantom Stock Options, SARs and LSARs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.07 after giving effect to the Merger). Parent shall comply with the terms of the Company Employee Stock Plans and ensure, to the extent required by, and subject to the provisions of, such Company Employee Stock Plans, that the Company Employee Stock Options which qualified as qualified stock options prior to the Effective Time of the Merger continue to qualify as qualified stock options after the Effective Time of the Merger.

  (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Employee Stock Options assumed in accordance with this
Section 5.07. As soon as reasonably practicable after the Effective Time of the Merger, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Employee Stock Options and shall use reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Employee Stock Options remain outstanding. With respect to those individuals who subsequent to the Merger are subject to the reporting requirements under
Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Employee Stock Plans assumed pursuant to this Section 5.07 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Company Stock Plan complied with such rule prior to the Merger.

  SECTION 5.08. Benefit Plans. (a) Maintenance of Benefits. For a period of one year after the Effective Time of the Merger, Parent shall (i) either (A) maintain or cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to maintain the Company Benefit Plans (other than medical plans and plans providing for the issuance of Company Capital Stock or based on the value of Company Capital Stock) at the benefit levels in effect on the date of this Agreement or (B) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide benefits (other than medical benefits) to employees of the Surviving Corporation and the Company Subsidiaries that, taken as a whole, are not materially less favorable in the aggregate to such employees than those provided to similarly situated employees of Parent and (ii) make available plans providing for the issuance of Parent Capital Stock or based on the value of Parent Capital Stock, and provide or cause to be provided medical benefits, to employees of the Company and the Company Subsidiaries that are substantially equivalent to those provided to similarly situated employees of Parent. From and after the Effective Time of the Merger, Parent shall, and shall cause the Surviving Corporation to honor in accordance with their respective terms (as in effect on the date of this Agreement), all of the Company's employment, severance and termination agreements set forth in the Company Disclosure Letter.

  (b) Service. With respect to any "employee benefit plan", as defined in
Section 3(3) of ERISA, maintained by Parent or any Parent Subsidiary (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with the Company or any Company Subsidiary shall be treated as service with Parent or the Parent Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

  (c) Consultant's Study. Parent shall retain Hay Associates or McKinsey and Company, Inc. to study Parent's and the Company's organization and personnel. Parent shall take the results of such study into account in making determinations as to its organization and personnel following the Merger.

  SECTION 5.09. Indemnification. (a) Parent shall, to the fullest extent permitted by law, cause the Surviving Corporation to honor all the Company's obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the Effective Time of the Merger to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company's Amended and Restated Certificate of Incorporation, By-laws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of such Amended and Restated Certificate of Incorporation, By-laws and individual indemnity agreements from the Effective Time of the Merger until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

  (b) For a period of five years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. The Company represents to Parent that the Maximum Premium is $725,000.

  SECTION 5.10. Fees and Expenses. Except as provided in Section 7.02, all fees and expenses, including any fees payable to any broker, investment banker or financial advisor, incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by Parent and the Company.

  SECTION 5.11. Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

  SECTION 5.12. Tax and Accounting Treatment. Each of Parent and the Company shall not take any action and shall not fail to take any action which action or failure to act would prevent, or would be likely to prevent, the Merger from qualifying (A) for pooling of interests accounting treatment or (B) as a reorganization within the meaning of Section 368(a) of the Code and shall use reasonable efforts to obtain the opinions of counsel and the letters of accountants referred to in Sections 6.02(d), 6.03(d) and 6.01(f).

  SECTION 5.13. Affiliates. (a) Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company (including all directors of the Company) for purposes of Rule 145 under the Securities Act. The Company shall use reasonable efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached hereto as Exhibit A.

  (b) Prior to the Closing Date, Parent shall deliver to the Company a letter identifying all persons who are, at the time of the Parent's Stockholders' Meeting, "affiliates" of Parent. Parent shall use reasonable efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached hereto as Exhibit B.

  SECTION 5.14. Stock Exchange Listing. Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and pursuant to the Company Employee Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

  SECTION 5.15. Parent Board of Directors. No later than five business days prior to the day of the Company Stockholders' Meeting, the Board of Directors of the Company shall submit to Parent a written list of at least six candidates selected from the Board of Directors of the Company. The Board of Directors of Parent shall take such corporate actions as are necessary to provide that, effective at the Effective Time of the Merger, (i) the number of directors of Parent shall be increased from 10 to 15, (ii) the number of directors of Newmont Gold shall be increased from 12 to 17 and (iii) the Nominating Committee of the Board of Directors of Parent shall appoint as directors of Parent and Newmont Gold five of the at least six candidates proposed by the Board of Directors of the Company pursuant to the preceding sentence.

                                  ARTICLE VI

                             CONDITIONS PRECEDENT

  SECTION 6.01. Conditions to Each Party's Obligation To Effect The
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) Company Stockholder Approval and Parent Stockholder Approval. The Company shall have obtained the Company Stockholder Approval and Parent shall have obtained the Parent Stockholder Approval.

    (b) NYSE Listing. The shares of Parent Company Stock, issuable to the Company's stockholders and employees pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (c) Antitrust. The waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have been terminated or shall have expired. Any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made.

    (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that subject to the proviso in Section 5.05(a) each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

    (e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities or "blue sky" authorizations necessary to issue the Parent Common Stock pursuant to this Agreement.

    (f) Pooling Letters. Parent shall have received a letter from Arthur Andersen LLP, dated as of the Closing Date, stating that the Merger will be treated as a pooling of interests under Accounting Principles Board Opinion No. 16 and the Company shall have received a letter from Price Waterhouse LLP ("PW"), dated as of the Closing Date, that PW concurs with the conclusions of the Company's management that, as of the Closing Date, no conditions exist that would preclude Parent's accounting for the Merger as a pooling of interests as those conditions relate to the Company.

    (g) No Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Parent or Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from the Company, Parent or Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, any Company Significant Subsidiary, Parent or any Parent Significant Subsidiary of any material portion of the business or assets of the Company, any Company Significant Subsidiary, Parent or any Parent Significant Subsidiary or to compel the Company, any Company Significant Subsidiary, Parent or any Parent Significant Subsidiary to dispose of or hold separate any material portion of the business or assets of the Company, any Company Significant Subsidiary, Parent or any Parent Significant Subsidiary, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent or Sub to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such capital stock on all matters properly presented to the stockholders of the Surviving Corporation, (iv) seeking to prohibit Parent or any Parent Subsidiary from effectively controlling in any material respect the business or operations of the Company or the Company Significant Subsidiaries or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

  SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

    (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such date), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (c) Letters from Company Affiliates. Parent shall have received from each person named in the letter referred to in Section 5.13(a) an executed copy of an agreement substantially in the form attached hereto as Exhibit A.

    (d) Tax Opinion. Parent shall have received an opinion dated the Closing Date from each of White & Case and Wachtell, Lipton, Rosen & Katz, counsel to Parent and Sub, in form and substance reasonably satisfactory to Parent, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Closing Date, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code. In rendering such opinion, each of White & Case and Wachtell, Lipton, Rosen & Katz may require and rely upon (and may incorporate by reference) representations and covenants, including those contained in certificates of officers of Parent, the Company, Sub and others.

    (e) Absence of Company Material Adverse Effect. There shall not have occurred since the date of this Agreement any event, change, effect or development which, individually or in the aggregate, has had or is reasonably likely to have, a Company Material Adverse Effect.

  SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such date), and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (c) Letters from Parent Affiliates. Parent shall have received from each person named in the letter referred to in Section 5.13(b) an executed copy of an agreement substantially in the form attached hereto as Exhibit B.

    (d) Tax Opinion. The Company shall have received an opinion dated the Closing Date from Skadden, Arps, Slate, Meagher & Flom, LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Closing Date, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom, LLP may require and rely upon (and may incorporate by reference) representations and covenants, including those contained in certificates of officers of Parent, the Company, Sub and others.

    (e) Absence of Parent Material Adverse Effect. There shall not have occurred since the date of this Agreement any event, change, effect or development which, individually or in the aggregate, has had or is reasonably likely to have, a Parent Material Adverse Effect.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval:

    (a) by mutual written consent of Parent, Sub and the Company;

    (b) by either Parent or the Company:

      (i) if, at a duly held stockholders meeting of the Company or any adjournment thereof at which the Company Stockholder Approval is voted upon, the Company Stockholder Approval shall not have been obtained;

      (ii) if, at a duly held stockholders meeting of Parent or any adjournment thereof at which the Parent Stockholder Approval is voted upon, the Parent Stockholder Approval shall not have been obtained;

      (iii) if the Merger shall not have been consummated on or before August 31, 1997 (the "Outside Date"), unless the failure to consummate the Merger is the result of a wilful, Material Breach (as defined in Section 7.02(e)) of this Agreement by the party seeking to terminate this Agreement;

      (iv) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or

      (v) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) or Section 6.03(a) or 6.03(b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition as described in clause (A) above);

    (c) by either Parent or the Company in the event that any condition to the obligation of such party to effect the Merger set forth in Section 6.01(f) or 6.02 (in the case of Parent) or Section 6.01(f) or 6.03 (in the case of the Company) is not capable of being satisfied prior to the Outside Date;

    (d) by the Company, if the Board of Directors of the Company shall have approved, and the Company shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Company Takeover Proposal; provided, however, that (i) such Company Takeover Proposal was not solicited by the Company and did not otherwise result from a breach of Section 4.02(a), (ii) the Board of Directors of the Company shall have complied with the exception to the proviso contained in Section 4.02(c) in connection with such Company Takeover Proposal and (iii) no termination pursuant to this
  Section 7.01(d) shall be effective unless the Company shall simultaneously make the payment required by Section 7.02(a);

    (e) by Parent, if the Board of Directors of Parent shall have approved, and Parent shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Parent Takeover Proposal; provided, however, that (i) such Parent Takeover Proposal was not solicited by Parent and did not otherwise result from a breach of Section 4.03(a), (ii) the Board of Directors of Parent shall have complied with the exception to the proviso contained in Section 4.03(c) in connection with such Parent Takeover Proposal and (iii) no termination pursuant to this Section 7.01(e) shall be effective unless Parent shall simultaneously make the payment required by
  Section 7.02(b);

    (f) by the Company, if Parent's Board of Directors shall have (i) failed to recommend to Parent's stockholders that they give the Parent Stockholder Approval, (ii) withdrawn or modified in a manner adverse to the Company its recommendation to Parent's stockholders that they give the Parent Stockholder Approval, or (iii) failed to reaffirm its recommendation to Parent's stockholders that they give the Parent Stockholder Approval within fourteen days after the Company has made a written request to Parent to do so (which written request may be made by the Company at any time after the public disclosure of a Parent Takeover Proposal); and

    (g) by Parent, if the Company's Board of Directors shall have (i) failed to recommend to the Company's stockholders that they give the Company Stockholder Approval, (ii) withdrawn or modified in a manner adverse to Parent its recommendation to the Company's stockholders that they give the Company Stockholder Approval, or (iii) failed to reaffirm its recommendation to the Company's stockholders that they give the Company Stockholder Approval within fourteen days after Parent has made a written request to the Company to do so (which written request may be made by Parent at any time after the public disclosure of a Company Takeover Proposal).

  SECTION 7.02. Effect of Termination. (a) In the event that (i) this Agreement is terminated by the Company pursuant to Section 7.01(d) or (ii) this Agreement is terminated by Parent pursuant to Section 7.01(g), then the Company shall pay to Parent a fee of $15,000,000, which amount shall be payable by wire transfer of same day funds, on the date of termination of this Agreement. The Company acknowledges that the agreements contained in this
Section 7.02(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Notwithstanding the foregoing, no payment need be made by the Company pursuant to this Section 7.02(a) (i) if Parent shall be in Material Breach of its representations, warranties or covenants under this Agreement,
(ii) to the extent that such payment would, in the good faith determination of the Company's independent accountants, prevent a subsequent transaction between the Company and a third party (including a transaction contemplated by a Company Takeover Proposal) from being accounted for as a pooling of interests as a result thereof or (iii) if this Agreement is terminated following a determination that the Merger may not be accounted for as a pooling of interests, unless the failure of the Merger to be able to be accounted for as a pooling of interests is due to any action or omission by the Company.

  (b) In the event that

    (i) this Agreement is terminated pursuant to Section 7.01(a) or Section 7.01(b)(ii),

    (ii) this Agreement is terminated by Parent pursuant to Section
  7.01(b)(iii),

    (iii) this Agreement is terminated by the Company pursuant to Section 7.01(b)(iii) after November 30, 1997 if at that time any condition set forth in Section 6.01 (other than Section 6.01(f)) is not capable of being satisfied other than as a result of any action or omission by the Company,

    (iv) this Agreement is terminated pursuant to Section 7.01(b)(iv) (other than as a result of a claim relating to the matters described in the first sentence of Section 3.01(x) (without any reference to the Company Disclosure Letter)),

    (v) this Agreement is terminated by the Company pursuant to Section 7.01(b)(v),

    (vi) this Agreement is terminated by the Company pursuant to Section 7.01(c) by reason of (x) any condition set forth in Section 6.03(c) or (e) not being capable of being satisfied prior to the Outside Date, (y) the condition set forth in Section 6.03(d) not being capable of being satisfied by reason of an action or omission by Parent, or (z) the condition set forth in Section 6.01(f) not being capable of being satisfied by the Outside Date as a result of any action or omission by Parent,

    (vii) this Agreement is terminated by Parent pursuant to Section 7.01(c) by reason of (x) the condition set forth in Section 6.02(d) not being capable of being satisfied prior to the Outside Date, (y) the condition set forth in Section 6.01(f) not being capable of being satisfied by the Outside Date as a result of any action or omission by Parent, or (z) the condition set forth in Section 6.02(d) not being capable of being satisfied by reason of an action or omission by Parent.

    (viii) this Agreement is terminated by Parent pursuant to Section
  7.01(e), or

    (ix) this Agreement is terminated by the Company pursuant to Section
  7.01(f),

then Parent shall pay to the Company a fee of $65,000,000, which amount shall be payable by wire transfer of same day funds, on the date of termination of this Agreement. Parent acknowledges that the agreements contained in this
Section 7.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Notwithstanding the foregoing, no payment need be made by Parent pursuant to this Section 7.02(b) (i) if the Company shall be in Material Breach of its representations, warranties or covenants under this Agreement, or (ii) if this Agreement is terminated following a determination that the Merger may not be accounted for as a pooling of interests, unless the failure of the Merger to be able to be accounted for as a pooling of interests is due to any action or omission by Parent.

  (c) In the event of termination of this Agreement by Parent pursuant to
Section 7.01(b)(v), then (unless Section 7.02(a) is applicable) the Company shall reimburse Parent for all its reasonable out-of-pocket expenses (up to $5,000,000) actually incurred in connection with this Agreement and the transactions contemplated hereby, which amount shall be payable by wire transfer of same day funds within three business days of written demand, accompanied by a reasonably detailed statement of such expenses and appropriate supporting documentation, therefor. Notwithstanding the foregoing, no payment need be made by the Company pursuant to this Section 7.02(c) (i) if Parent shall be in Material Breach of its representations, warranties or covenants under this Agreement or (ii) to the extent that such payment would, in the good faith determination of the Company's independent accountants, prevent a subsequent transaction between the Company and a third party (including a transaction contemplated by a Company Takeover Proposal) from being accounted for as a pooling of interests as a result thereof.

  (d) [intentionally omitted]

  (e) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of Sections 3.01(l) and 3.02(l), the second sentence of Section 5.04, Section 5.10, this Section 7.02 and
Article VIII and except to the extent that such termination results from a wilful, Material Breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Agreement which has not been cured prior to the time of such termination. For purposes of this Agreement, a "Material Breach" shall mean a breach that is material by reference to (i) the breaching party and its subsidiaries, taken as a whole, (ii) the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement in the manner contemplated by this Agreement or (iii) the benefits expected to be received by the non-breaching party and its stockholders as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

  SECTION 7.03. Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

  SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 7.03, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

  SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require, in the case of Parent, Sub or the Company, action by its Board of Directors or, in the case of an extension or waiver pursuant to Section 7.04, the duly authorized designee of its Board of Directors.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

  SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (including by facsimile) and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a) if to Parent or Sub, to

    Newmont Mining Corporation
    1700 Lincoln Avenue
    Denver, Colorado 80203
    Phone: (303) 837-5966
    Fax: (303) 837-5810

    Attention: Joy Hansen

    with copies to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, New York 10019
    Phone: (212) 403-1000
    Fax: (212) 403-2000

    Attention: Daniel A. Neff, Esq.
    David A. Katz, Esq.

    and

    White & Case
    1155 Avenue of the Americas
    New York, New York 10036
    Phone: (212) 819-8200
    Fax: (212) 354-8113

    Attention: Maureen Brundage, Esq.

  (b) if to the Company, to

    Santa Fe Pacific Gold Corporation
    6200 Uptown Boulevard NE
    Suite 400
    Albuquerque, NM 87110
    Phone: (505) 880-5300
    Fax: (505) 880-5435

    Attention: Wayne Jarke

    with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    919 Third Avenue
    New York, NY 10022
    Phone: (212) 735-3000
    Fax: (212) 735-2000

    Attention: Peter Allan Atkins, Esq.

  SECTION 8.03. Definitions. For purposes of this Agreement:

  An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

  A "person" means an individual, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

  A "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

  SECTION 8.04. Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  SECTION 8.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents referred to herein) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Sections 5.07(b), 5.07(c), 5.08 and 5.09, are not intended to confer upon any person other than the parties any rights or remedies.

  SECTION 8.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Parent Subsidiary, but no such assignment shall relieve Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Parent shall cause Sub to perform its obligations hereunder.

  SECTION 8.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not initiate any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

  IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          NEWMONT MINING CORPORATION,

                                                    /s/ Ronald C. Cambre
                                          by: _________________________________
                                                Name: Ronald C. Cambre
                                                Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

                                          MIDTOWN TWO CORP.

                                                     /s/ Wayne W. Murdy
                                          by: _________________________________
                                                Name: Wayne W. Murdy
                                                Title: Chairman of the Board
                                                    and Chief Executive
                                                    Officer

                                          SANTA FE PACIFIC GOLD CORPORATION,

                                                    /s/ Patrick M. James
                                          by: _________________________________
                                                Name: Patrick M. James
                                                Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

                                                                     APPENDIX B

                          [LETTERHEAD OF SBC WARBURG]

                                                                 March 10, 1997

The Board of Directors
Santa Fe Pacific Gold Corporation
6200 Uptown Boulevard N.E.
Suite 400
Albuquerque
New Mexico 87110

To the Members of the Board of Directors:

  We understand that Santa Fe Pacific Gold Corporation ("SFPG" or the "Company"), Newmont Mining Corporation ("Newmont") and Midtown Two Corp., a wholly owned subsidiary of Newmont, plan to enter into an Agreement and Plan of Merger dated as of March 10, 1997 (the "Merger Agreement"). The terms of the Merger Agreement provide, among other things, that Midtown Two Corp. shall be merged with and into the Company in a merger transaction (the "Merger"), pursuant to which the Company shall be the surviving corporation and become a wholly owned subsidiary of Newmont and each share of common stock of the Company (par value $0.01 per share) will be exchanged for 0.43 shares of common stock, par value $1.60 per share, of Newmont (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to the fairness, from a financial point of view, to the holders of common stock of SFPG of the Exchange Ratio set forth in the Merger Agreement.

  For purposes of the opinion set forth herein, we have among other things:

  (i) reviewed certain publicly available financial statements and other information of the Company and Newmont;

  (ii) reviewed certain internal financial statements and operating information relating to the Company prepared by the Company's management, including without limitation "life of mine" plans, and certain internal financial statements and operating information relating to Newmont prepared by the management of Newmont;

  (iii) reviewed and discussed with the managements of the Company and of Newmont certain financial projections of the Company and of Newmont prepared by their respective managements;

  (iv) discussed the past and current operations and financial condition and prospects of the Company and Newmont with their respective senior managements;

  (v) analyzed the pro forma financial impact of the merger on Newmont and on the shareholders of the Company;

  (vi) reviewed the historical market prices and trading activity for the common shares of the Company and Newmont;

  (vii) compared the financial performance of the Company and Newmont and the prices and trading activity of their respective common stocks with those of certain other publicly-traded companies in similar businesses which we deemed appropriate;

  (viii) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions which we deemed appropriate;

  (ix) participated in discussions and negotiations among representatives of the Company and Newmont and their respective advisors;

  (x) reviewed a draft of the Merger Agreement substantially in the form to be executed; and

  (xi) performed such other analyses and examinations and considered such other factors as we deemed relevant to this opinion.

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections and "life of mine" plans relating to the Company and Newmont used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Newmont's managements as to the future financial performance of the Company and Newmont respectively. We have not prepared any independent valuation or appraisal of the reserves, properties or other assets or liabilities (contingent or otherwise) of the Company or Newmont.

  Our opinion is necessarily based on the economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We express no opinion as to the price at which Newmont common stock will trade subsequent to the consummation of the Merger. We have relied on the advice of counsel to the Company as to all legal matters regarding the structure and tax implications of the Merger and related matters. We have assumed that the Merger will be treated as a pooling of interests under Generally Accepted Accounting Principles in the United States and we have assumed that the Merger will result in a tax-free roll-over of bases for U.S. shareholders of the Company.

  SBC Warburg Inc. is acting as financial advisor to the Company in connection with this transaction and will receive a fee for its services, a significant proportion of which is contingent on the consummation of the Merger. Additionally, we have previously rendered investment banking and financial advisory services to the Company for which we have received compensation. In the ordinary course of our business, we trade the equity and debt securities of both the Company and Newmont for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of SFPG and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent other than as provided for in the engagement letter dated January 19, 1996 between SFPG and S.G. Warburg & Co. Inc. (as predecessor company to SBC Warburg Inc.). Our opinion does not constitute a recommendation to any board member or stockholder of the Company as to how they should vote on the Merger or otherwise address the Company's decision to effect the Merger or the relative attractiveness of the Merger compared to other strategic alternatives available to the Company.

  Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company's common stock.

Very truly yours,

SBC WARBURG INC.

By:  /s/ Brian J. Hanson
  -------------------------                       By: /s/ Anthony P. W. Durrant
Name: Brian J. Hanson                                --------------------------
Title: Managing Director                          Name: Anthony P. W. Durrant
                                                  Title: Managing Director

                                                                     APPENDIX C

                [FORM OF] OPINION OF GOLDMAN, SACHS & CO.

April   , 1997

Board of Directors
Newmont Mining Corporation
One Norwest Center
1700 Lincoln Street
Denver, CO 80203

Gentlemen:

  You have requested our opinion as to the fairness to Newmont Mining Corporation ("Newmont Mining") of the exchange ratio of 0.43 of a share of Common Stock, par value $1.60 per share (the "Newmont Mining Common Stock"), of Newmont Mining to be issued for each share of Common Stock, par value $0.01 per share (the "Santa Fe Common Stock"), of Santa Fe Pacific Gold Corporation ("Santa Fe") pursuant to the Agreement and Plan of Merger, dated as of March 10, 1997, among Newmont Mining, Midtown Two Corp., a wholly owned subsidiary of Newmont Mining ("Sub"), and Santa Fe (the "Merger Agreement"). Pursuant to the Merger Agreement, Sub will be merged with and into Santa Fe (the "Merger") and each outstanding share of Santa Fe Common Stock will be converted into the right to receive 0.43 of a share of Newmont Mining Common Stock (the "Exchange Ratio").

  Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Newmont Mining, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. In addition, we are familiar with Santa Fe, having performed various underwriting and advisory work for Santa Fe, including having acted as managing underwriter of its initial public offering of Santa Fe Common Stock in June of 1994 and as a co-manager of its offering of $200 million principal amount of 8.375% Senior Debentures due July 2005, in July of 1995. Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of Newmont Mining, Newmont Gold Company and Santa Fe.

  In connection with this opinion, we have reviewed, among other things, the Merger Agreement; the Registration Statement on Form S-4, including the Joint Proxy/Prospectus relating to the Special Meeting of Stockholders of Santa Fe to be held in connection with the Merger Agreement and the Annual Meeting of Stockholders of Newmont Mining; Annual Reports to Stockholders and Annual Reports on Form 10-K of Newmont Mining and Santa Fe for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Newmont Mining and Santa Fe; certain other communications from Newmont Mining and Santa Fe to their respective stockholders, including announcements of year end 1996 results; certain internal financial analyses, forecasts and projections for Santa Fe prepared by the management of Santa Fe; certain internal financial analyses, forecasts and projections for Newmont Mining, without, and after giving effect to, the Merger, prepared by the management of Newmont Mining (the "Newmont Forecasts"), including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and tax treatments resulting from the Merger (collectively, the "Synergies"). We also have held discussions

Newmont Mining Corporation

April   , 1997
Page Two
with members of the senior managements of Santa Fe and Newmont Mining regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior management's assessment of the future prospects of Newmont Mining after giving effect to the Merger. In addition, we have reviewed the reported price and trading activity for the Newmont Mining Common Stock and Santa Fe Common Stock, compared certain financial and stock market information for Newmont Mining and Santa Fe with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the gold industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the Newmont Forecasts, including, without limitation, the Synergies, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Newmont Mining and that the Newmont Forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in tax law and with your consent have relied without independent verification on the information furnished to us by Newmont Mining's management with respect to tax matters affecting the combined company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of Newmont Mining or Santa Fe or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Newmont Mining in connection with its consideration of the transaction contemplated by the Merger Agreement.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Merger Agreement is fair to Newmont Mining.

                                          Very truly yours,

                                                                     APPENDIX D

                           PROPOSED AMENDMENT TO THE
                          NEWMONT MINING CERTIFICATE
                     TO INCREASE THE NUMBER OF AUTHORIZED
                     SHARES OF NEWMONT MINING COMMON STOCK

  Article FOURTH of the Restated Certificate of Incorporation of Newmont Mining shall be amended by deleting the first sentence of the current Article FOURTH in its entirety and replacing it with the following:

  "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 255,000,000, of which 5,000,000 shares shall be preferred stock (hereinafter called "Preferred Stock") of the par value of $5.00 per share and 250,000,000 shares shall be common stock (hereinafter called "Newmont Mining Common Stock") of the par value of $1.60 per share."

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes and empowers Newmont Mining to indemnify the directors, officers, employees and agents of Newmont Mining against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his relationship with Newmont Mining, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of Newmont Mining in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

  The Newmont Mining By-Laws provide that each person who at any time is or shall have been a director or officer of Newmont Mining, or is or shall have been serving another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of Newmont Mining, and his heirs, executors and administrators, shall be indemnified by the Company in accordance with and to the full extent permitted by the General Corporation Law of the State of Delaware. Section 6 of the Newmont Mining By-Laws facilitates enforcement of the right of directors and owners to be indemnified by establishing such right as a contract right pursuant to which the person entitled thereto may bring suit as if the indemnification provisions of the Newmont Mining By-Laws were set forth in a separate written contract between Newmont Mining and the director or officer.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENTS
 -------                        ------------------------
 2.1     --Agreement and Plan of Merger dated as of March 10, 1997 among
          Newmont Mining, Midtown Two Corp. and Santa Fe (included as Appendix
          A to the Joint Proxy Statement/Prospectus).
 4.1     --Restated Certificate of Incorporation dated as of July 13, 1987.
          Incorporated by reference to Exhibit 3 to the Registrant's Form 10-K for the year ended December 31, 1987.
 4.2     --By-Laws as amended through November 1, 1993 and adopted November 1,
          1993. Incorporated by reference to Exhibit 3(b) to the Registrant's
          Annual Report on Form 10-K for the year ended December 31, 1993.
 4.3     --Rights Agreement dated as of September 23, 1987 between the
          Registrant and Manufacturers Hanover Trust Company as Equal Value
          Agent relating to the Equal Value Rights. Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A
          dated September 25, 1987.
 4.4     --First Amendment dated as of October 1, 1987 amending the Rights
          Agreement dated as of September 23, 1987 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated
          by reference to Exhibit (4)b to the Registrant's Form 10-K for the
          year ended December 31, 1990.
 4.5     --Second Amendment dated as of May 1, 1989 amending the Rights
          Agreement dated as of September 23, 1987 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated
          by reference to Exhibit 1 to the Registrant's Form 8 dated June 7,
          1989.

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENTS
 -------                        ------------------------
  4.6    --Rights Agreement dated August 30, 1990 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
          reference to Exhibit 1 to the Registrant's Registration Statement on
          Form 8-A dated August 31, 1990 (included as Appendix A to the Joint
          Proxy Statement/Prospectus).
  4.7    --First Amendment dated November 27, 1990 and Second Amendment dated
          December 7, 1990 to the aforementioned Rights Agreement dated August
          30, 1990. Incorporated by reference to Exhibits 2 and 3,
          respectively, to the Registrant's Form 8 dated December 7, 1990.
  4.8    --Third Amendment dated February 26, 1992 to the aforementioned Rights
          Agreement dated August 30, 1990. Incorporated by reference to Exhibit
          4 to the Registrant's Form 8 dated March 17, 1992.
  5.1    --Opinion of White & Case.*
  8.1    --Tax Opinion of White & Case.*
  8.2    --Tax Opinion of Wachtell, Lipton, Rosen & Katz.*
 23.1    --Consent of Arthur Andersen LLP.
 23.2    --Consent of Price Waterhouse LLP.
 23.3    --Consent of White & Case (included in Exhibit 5.1).*
 23.4    --Consent of White & Case (included in Exhibit 8.1).*
 23.5    --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit
          8.2).*
 23.6    --Consent of Goldman, Sachs & Co.*
 23.7    --Consent of SBC Warburg, Inc.
 23.8    --Consent of Independent Mining Consultants, Inc.
 24.1    --Powers of Attorney of certain officers and directors.**
 99.1    --Form of Proxy Card for the Stockholders of Newmont Mining.
 99.2    --Form of Proxy Card for the Stockholders of Santa Fe.
 99.3    --Confidentiality Agreement dated October 22, 1996 between the
          Registrant and Santa Fe.**

--------
* To be filed by Amendment
** Previously filed

ITEM 22. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (6) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

    (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Newmont Mining pursuant to the foregoing provisions, or otherwise, Newmont Mining has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Newmont Mining of expenses incurred or paid by a director, officer or controlling person of Newmont Mining in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Newmont Mining will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THIS 1ST DAY OF APRIL, 1997.

                                          Newmont Mining Corporation

                                                 /s/ Timothy J. Schmitt
                                          By: _________________________________
                                                     VICE PRESIDENT,
                                             SECRETARY AND ASSISTANT GENERAL
                                                         COUNSEL

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS (WHO INCLUDE MEMBERS OF THE BOARD OF DIRECTORS) IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                      TITLE                    DATE

              *                Director
_____________________________                                  April 1, 1997
   Rudolph I.J. Agnew


              *                Director
_____________________________                                  April 1, 1997
         J.P. Bolduc


              *                Chairman, President and
_____________________________  Chief Executive Officer         April 1, 1997
      Ronald C. Cambre         and Director

              *                Director
_____________________________                                  April 1, 1997
     Joseph P. Flannery

              *                Director
_____________________________                                  April 1, 1997
   Leo I. Higdon, Jr.


              *                Director
_____________________________                                  April 1, 1997
      Thomas A. Holmes

              *                Director
_____________________________                                  April 1, 1997
     Robin A. Plumbridge

          SIGNATURE                      TITLE                    DATE

              *                Director
_____________________________                                  April 1, 1997
      Moeen A. Qureshi

              *                Director
_____________________________                                  April 1, 1997
      Michael K. Reilly

              *                Director
_____________________________                                  April 1, 1997
  William I.M. Turner, Jr.

              *                Executive Vice President and
_____________________________  Chief Financial Officer         April 1, 1997
       Wayne W. Murdy          (Principal Financial Officer)




              *                Vice President and Controller
_____________________________  (Principal Accounting Officer)  April 1, 1997
       Gary E. Farmar



   /s/ Timothy J. Schmitt
*By _________________________
    TIMOTHY J. SCHMITT AS
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENTS
 -------                        ------------------------
  2.1    --Agreement and Plan of Merger dated as of March 10, 1997 among
          Newmont Mining, Midtown Two Corp. and Santa Fe (included as Appendix
          A to the Joint Proxy Statement/Prospectus).
  4.1    --Restated Certificate of Incorporation dated as of July 13, 1987.
          Incorporated by reference to Exhibit 3 to the Registrant's Form 10-K for the year ended December 31, 1987.
  4.2    --By-Laws as amended through November 1, 1993 and adopted November 1,
          1993. Incorporated by reference to Exhibit 3(b) to the Registrant's
          Annual Report on Form 10-K for the year ended December 31, 1993.
  4.3    --Rights Agreement dated as of September 23, 1987 between the
          Registrant and Manufacturers Hanover Trust Company as Equal Value
          Agent relating to the Equal Value Rights. Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A
          dated September 25, 1987.
  4.4    --First Amendment dated as of October 1, 1987 amending the Rights
          Agreement dated as of September 23, 1987 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
          reference to Exhibit (4)b to the Registrant's Form 10-K for the year ended December 31, 1990.
  4.5    --Second Amendment dated as of May 1, 1989 amending the Rights
          Agreement dated as of September 23, 1987 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
          reference to Exhibit 1 to the Registrant's Form 8 dated June 7, 1989.
  4.6    --Rights Agreement dated August 30, 1990 between the Registrant and
          Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
          reference to Exhibit 1 to the Registrant's Registration Statement on
          Form 8-A dated August 31, 1990.
  4.7    --First Amendment dated November 27, 1990 and Second Amendment dated
          December 7, 1990 to the aforementioned Rights Agreement dated August
          30, 1990. Incorporated by reference to Exhibits 2 and 3,
          respectively, to the Registrant's Form 8 dated December 7, 1990.
  4.8    --Third Amendment dated February 26, 1992 to the aforementioned Rights
          Agreement dated August 30, 1990. Incorporated by reference to Exhibit
          4 to the Registrant's Form 8 dated March 17, 1992.
  5.1    --Opinion of White & Case.*
  8.1    --Tax Opinion of White & Case.*
  8.2    --Tax Opinion of Wachtell, Lipton, Rosen & Katz.*
 23.1    --Consent of Arthur Andersen LLP.
 23.2    --Consent of Price Waterhouse LLP.
 23.3    --Consent of White & Case (included in Exhibit 5.1).*
 23.4    --Consent of White & Case (included in Exhibit 8.1).*
 23.5    --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit
          8.2).*
 23.6    --Consent of Goldman, Sachs & Co.*
 23.7    --Consent of SBC Warburg, Inc.
 23.8    --Consent of Independent Mining Consultants, Inc.
 24.1    --Powers of Attorney of certain officers and directors.**
 99.1    --Form of Proxy Card for the Stockholders of Newmont Mining.
 99.2    --Form of Proxy Card for the Stockholders of Santa Fe.
 99.3    --Confidentiality Agreement dated October 22, 1996 between the
          Registrant and Santa Fe.**

--------
* To be filed by Amendment
** Previously filed